Legal Department
The Lincoln National Life Insurance Company
1300 S. Clinton Street
FOrt Wayne, IN 46802

Mary Jo Ardington
Vice President
and Associate General Counsel
Phone: 260-455-3917
MaryJo.Ardington@LFG.com

VIA Email & EDGAR

April 18, 2017

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:

Lincoln National Variable Annuity Account H Post-Effective Amendment No. 62 File No. 333-63505	Lincoln Life Variable Annuity Account N Post-Effective Amendment No. 42 File No. 333-138190

Lincoln Life & Annuity Variable Annuity Account H Post-Effective Amendment No. 31 File No. 333-141763	Lincoln New York Account N for Variable Annuities Post-Effective Amendment No. 32 File No. 333-145531

Dear Mr. Zapata:

This letter is in response to your comments of April 3, 2017. The blacklined prospectuses attached to this letter reflect changes made in response to these comments.

Specifically in reference to File No. 333-63505, please consider creating a separate prospectus for new sales. This prospectus contains so much "legacy" information that the Staff is concerned that people won't know what they are buying.

Response: Over the next twelve months, we will attempt to move broker-dealers to another product so that we can close this product to new sales. If we cannot close the product, we will prepare a new prospectus to be used for new sales. We have rearranged certain legacy information in the current disclosure to help improve clarity.

The following questions and responses were received under File No. 333-63505, but apply to all of the registration statements listed above.

1.	Please file the SAI in the next post-effective amendment.

Response: The SAI will be included in the next post-effective filing.

2.	These page numbers referenced in these comments are from File No. 333-63505. Unless otherwise indicated, please make conforming changes to the other three filings listed above, as applicable.

Response: Conforming changes have been made to all of the registrations statements listed above.

3.	Confirm all necessary Rate Sheet disclosure has been included in prospectus.

Response: All necessary Rate Sheet disclosure has been included in the prospectus.

4.	Rate Sheets
a.	Confirm that historic rates are included in an appendix.
b.	Confirm that the Rate Sheet is in the same format as previously reviewed by staff.
c.	Confirm that the Rate Sheet will be delivered with the prospectus and will be in the front.

Response: We confirm all of the above.

5.	Expense Tables
a.	Contractowner Transaction Expenses
i.	Include any applicable surrender charge and surrender charge schedule.
ii.	Clarify whether there is an underlying transfer charge or other transaction expense upon which an interest adjustment is assessed.
iii.	Confirm that there is no separate transfer, exchange, or withdrawal charge on the variable side of the contract.
b.	Table A
i.	Make it clear that the first column reflects the charges for non-fee-based contracts.
ii.	Footnote 1 – fees that apply during the accumulation phase are listed. If there are different fees that would apply during the annuitization phase, add appropriate narrative and cross-reference.
iii.
Footnote 9, 10, 11 – Remove the disclosure that discusses prior scenarios if appropriate. Keep explanatory discussion to a minimum, and instead keep the discussion specific to variation of charges. Move legacy information to an appendix if possible.

c.	Table E – Set off current rates from historic rates.

Response:
a.	Contractowner Transaction Expenses
i.	No surrender charge applies to these contracts.
ii.
There is no “transfer charge” or other transaction fee that is not included in this disclosure. The interest adjustment applies only to amounts withdrawn, surrendered, or transferred from the fixed account. The disclosure has been revised to clarify this point. The interest adjustment does not apply to the variable account.

iii.	There is no separate transfer, exchange, or withdrawal charge on the variable side of the contract (except for the New York products, and this transfer charge is disclosed).
b.	Table A
i.	We have added a heading for the A Share contracts.
ii.
The only fee that applies in the annuitization phase is the Mortality and Expense risk and Administrative Charge which is stated in footnote 3 of Table A. Footnote 3 has been re-written based on a later comment.

iii.	These references are still relevant as there are outstanding contracts to which each scenario may apply; for example, individual contractowners could elect a step-up which will increase the charge.
c.	We were able to remove historical information on Table D (formerly Table E) since no one purchased the prior versions of the rider.

6.	Consider adding a new heading and section following the Summary of Common Questions for Condensed Financial Information that will refer the reader to the Appendix.

Response: We have added a separate heading for Condensed Financial Information.

7.	The Lincoln National Life Insurance Company
a.	Please confirm that Item 5f of Form N-4 is adequately addressed concerning administrator and servicing agent identities and descriptions.
b.	In the bold paragraph, please clarify whether the contractowner can allocate to the fixed account.

Response:
a.	Lincoln does not use a third party administrator or servicing agent except for Records and Reports described later in the prospectus.
b.	We have specified that the fixed account is not currently available except for dollar cost averaging.

8.	Financial Statements – Update the dates of the financial statements.

Response: The dates have been updated to 2016.

9.	Charges and Other Deductions
a.	Move the footnote under the first table to an appendix.
b.	Charge sections for discontinued riders – consider moving the fee discussion for historical/discontinued riders to an appendix, or to the end of this section.

Response:
a.	We were concerned that separating prior M&E charges would be too confusing; however we did move prior sales charge information to the end of this section.
b.	We moved discontinued riders to the end of this section.

10.	Replacement of Existing Insurance – Consider disclosing if an exchange fee is incurred.

Response: Language was added to consider any applicable exchange fee.

11.	Allocation Investment Strategy – Consider whether this disclosure is needed.

Response: This section has been removed.

12.	Death Benefit – Estate Enhancement Benefit – Consider moving this discussion to an appendix.

Response: This section has been moved to an appendix.

13.
Make clear in your discussion that the payment of the advisory fees to your financial professional are considered withdrawals and will have the effect of reducing the amount of withdrawals available to you under the rider.

Response: This language has been added in the Withdrawal section for each applicable living benefit rider.

These comments were received for File No. 333-138190.

1.	Confirm the correctness of the EDGAR Series identifier of this contract.

Response: The Class ID is C000041381.

2.	Table C, Footnote 3 – Prior Rider – This term is not defined until page 31. Consider defining in glossary or prior to first use.

Response: The term “Prior Rider” is part of the heading of another section we are cross-referencing.

These comments were received for File No. 333-141763.

1.	Cover page, 4th paragraph – Confirm that the interest adjustment does not apply to the variable account.

Response: The interest adjustment only applies to the fixed account.

2.	Expense Tables
a.	Consider providing the premium tax range in the preamble to the expense tables.
b.	Re-write footnote 3 in Plain English.
c.	Please consider stating “paid on a quarterly basis” one time instead of repeating multiple times.

Response:
a.	We redrafted the premium tax language for New York.
b.	This footnote has been rewritten.
c.	We left this language in each footnote so it would be clear to our readers.

3.	Examples – Please add in the preamble that any waivers included in the examples are for the term of the waiver.

Response: The Examples are calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

These comments were received for File No. 333-145531.

1.	Expense Table B – remove the “B Share” heading

Response: This heading has been removed.

Please call me at 260-455-3917 with any questions or additional comments.

Sincerely,
Mary Jo Ardington


Lincoln ChoicePlus AssuranceSM (A Share)
Individual Variable Annuities Contracts
Lincoln New York Account N for Variable Annuities
May 1, 2017

Home Office:
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860
Syracuse, NY 13202
www.LincolnFinancial.com

Servicing Office:
Lincoln Life & Annuity Company of New York
PO Box 2348
Fort Wayne, IN 46801-2348
1-888-868-2583

This prospectus describes an individual flexible premium deferred variable annuity contract that is issued by Lincoln Life & Annuity Company of New York
(Lincoln New York or Company). This contract can be purchased primarily as either a nonqualified annuity or qualified retirement annuity under Sections
408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. You receive tax deferral for an IRA whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for purchasing a qualified annuity contract.

The contract is designed to accumulate Contract Value and to provide income over a certain period of time, or for life, subject to certain conditions. This contract also offers a Death Benefit payable upon the death of the
Contractowner or Annuitant. This prospectus is used by both new purchasers and current Contractowners. Certain benefits described in this prospectus are no longer available.

The minimum initial Gross Purchase Payment for the contract is $1,500 ($10,000 if sold as part of a fee-based plan). The minimum initial Contract Value for nonqualified contracts sold as part of a Fee-Based Financial Plan where i4LIFE
(Reg. TM) Advantage is elected, and where the Contractowner, joint owner and/or
Annuitant are ages 86 to 90 (subject to additional terms and limitations, and
Servicing Office approval) is $50,000. Additional Gross Purchase Payments, subject to certain restrictions, may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually. Upon advance written notice, we reserve the right to limit, restrict, or suspend Purchase Payments made to the contract.

Except as noted below, you choose whether your Contract Value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting
Purchase Payments or transfers into the fixed side of the contract at any time.
If any portion of your Contract Value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. At this time, the only fixed account available is for dollar cost averaging purposes. Also, an Interest Adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expiration date of a Guaranteed Period.

All Net Purchase Payments for benefits on a variable basis will be placed in
Lincoln New York Account N for Variable Annuities (Variable Annuity Account
[VAA]). The VAA is a segregated investment account of Lincoln New York. You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the contract's variable options
("Subaccounts"), which, in turn, invest in corresponding underlying funds. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the Subaccounts you select. We do not guarantee how any of the
Subaccounts or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds):
     Invesco V.I. Equally-Weighted S&P 500 Fund1
     Invesco V.I. International Growth Fund

AllianceBernstein Variable Products Series Fund:
     AB VPS Global Thematic Growth Portfolio
     AB VPS Small/Mid Cap Value Portfolio

ALPS Variable Investment Trust:
     ALPS/Stadion Core ETF Portfolio*

American Century Variable Portfolios, Inc.:
     American Century VP Balanced Fund
     American Century VP Large Company Value Fund*

American Funds Insurance Series (Reg. TM):
     American Funds Global Growth Fund*
     American Funds Global Small Capitalization Fund*
     American Funds Growth Fund*
     American Funds Growth-Income Fund*
     American Funds International Fund*

BlackRock Variable Series Funds, Inc.:
     BlackRock Global Allocation V.I. Fund

Delaware VIP (Reg. TM) Trust:
     Delaware VIP (Reg. TM) Diversified Income Series
     Delaware VIP (Reg. TM) Emerging Markets Series
     Delaware VIP (Reg. TM) High Yield Series*

                                                                               1

     Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
     Delaware VIP (Reg. TM) REIT Series
     Delaware VIP (Reg. TM) Small Cap Value Series
     Delaware VIP (Reg. TM) Smid Cap Core Series
     (formerly Delaware VIP (Reg. TM) Smid Cap Growth Series)
     Delaware VIP (Reg. TM) U.S. Growth Series
     Delaware VIP (Reg. TM) Value Series

Deutsche Variable Series II:
     Deutsche Alternative Asset Allocation VIP Portfolio

Fidelity (Reg. TM) Variable Insurance Products:
     Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
     Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Mid Cap Portfolio

First Trust Variable Insurance Trust:
   First Trust/Dow Jones Dividend & Income Allocation Portfolio2

Franklin Templeton Variable Insurance Products Trust:
     Franklin Income VIP Fund
     Franklin Mutual Shares VIP Fund
     Templeton Global Bond VIP Fund*

JPMorgan Insurance Trust:
     JPMorgan Insurance Core Bond Portfolio
     JPMorgan Insurance Trust Global Allocation Portfolio*

Legg Mason Partners Variable Equity Trust:
     ClearBridge Variable Large Cap Growth Portfolio*
     ClearBridge Variable Mid Cap Portfolio
     QS Variable Conservative Growth*

Lincoln Variable Insurance Products Trust:
   LVIP American Century Select Mid Cap Managed Volatility Fund
     LVIP American Global Growth Fund*
     LVIP American Global Small Capitalization Fund*
     LVIP American Growth Fund*
     LVIP American Growth-Income Fund*
     LVIP American International Fund*
     LVIP Baron Growth Opportunities Fund
     LVIP BlackRock Dividend Value Managed Volatility Fund
     LVIP BlackRock Global Allocation V.I. Managed Risk Fund
   LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
     LVIP BlackRock Inflation Protected Bond Fund
     LVIP BlackRock Scientific Allocation Fund*
   LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
     LVIP Blended Core Equity Managed Volatility Fund
     LVIP Blended Large Cap Growth Managed Volatility Fund
     LVIP Blended Mid Cap Managed Volatility Fund
     LVIP Clarion Global Real Estate Fund
     LVIP ClearBridge Large Cap Managed Volatility Fund
     LVIP Delaware Bond Fund
     LVIP Delaware Diversified Floating Rate Fund
     LVIP Delaware Social Awareness Fund
     LVIP Delaware Special Opportunities Fund
     LVIP Delaware Wealth Builder Fund*
    (formerly LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund)
     LVIP Dimensional International Core Equity Fund

   LVIP Dimensional International Equity Managed Volatility Fund
     LVIP Dimensional U.S. Core Equity 1 Fund
     LVIP Dimensional U.S. Core Equity 2 Fund
     LVIP Dimensional U.S. Equity Managed Volatility Fund
     LVIP Dimensional/Vanguard Total Bond Fund
   LVIP Franklin Templeton Global Equity Managed Volatility Fund
     LVIP Franklin Templeton Multi-Asset Opportunities Fund
     LVIP Franklin Templeton Value Managed Volatility Fund
     LVIP Global Conservative Allocation Managed Risk Fund
     LVIP Global Growth Allocation Managed Risk Fund
     LVIP Global Income Fund
     LVIP Global Moderate Allocation Managed Risk Fund
     LVIP Goldman Sachs Income Builder Fund
     LVIP Government Money Market Fund
   LVIP Invesco Diversified Equity-Income Managed Volatility Fund
     LVIP Invesco Select Equity Managed Volatility Fund
     LVIP JPMorgan High Yield Fund
   LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund
     LVIP JPMorgan Retirement Income Fund*
     LVIP Managed Risk Profile 2010 Fund*
     LVIP Managed Risk Profile 2020 Fund*
     LVIP Managed Risk Profile 2030 Fund*
     LVIP Managed Risk Profile 2040 Fund*
     LVIP MFS International Equity Managed Volatility Fund
     LVIP MFS International Growth Fund
     LVIP MFS Value Fund
     LVIP Mondrian International Value Fund
     LVIP Multi-Manager Global Equity Managed Volatility Fund
     LVIP PIMCO Low Duration Bond Fund
     LVIP Select Core Equity Managed Volatility Fund
     LVIP SSGA Bond Index Fund
     LVIP SSGA Conservative Index Allocation Fund
     LVIP SSGA Conservative Structured Allocation Fund
     LVIP SSGA Developed International 150 Fund
     LVIP SSGA Emerging Markets 100 Fund
     LVIP SSGA Global Tactical Allocation Managed Volatility Fund
     LVIP SSGA International Index Fund
     LVIP SSGA International Managed Volatility Fund
     LVIP SSGA Large Cap 100 Fund
     LVIP SSGA Large Cap Managed Volatility Fund
     LVIP SSGA Mid-Cap Index Fund
     LVIP SSGA Moderate Index Allocation Fund
     LVIP SSGA Moderate Structured Allocation Fund
     LVIP SSGA Moderately Aggressive Index Allocation Fund
   LVIP SSGA Moderately Aggressive Structured Allocation Fund
     LVIP SSGA S&P 500 Index Fund3
     LVIP SSGA Small-Cap Index Fund
     LVIP SSGA Small-Mid Cap 200 Fund
     LVIP SSGA SMID Cap Managed Volatility Fund
     LVIP T. Rowe Price Growth Stock Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Fund
     LVIP U.S. Growth Allocation Managed Risk Fund
     LVIP Vanguard Domestic Equity ETF Fund
     LVIP Vanguard International Equity ETF Fund


     LVIP Wellington Capital Growth Fund
     LVIP Wellington Mid-Cap Value Fund
     LVIP Western Asset Core Bond Fund*

MFS (Reg. TM) Variable Insurance Trust:
     MFS (Reg. TM) VIT Growth Series
     MFS (Reg. TM) VIT Total Return Series

     MFS (Reg. TM) VIT Utilities Series

PIMCO Variable Insurance Trust:
     PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio*

Putnam Variable Trust:
     Putnam VT George Putnam Balanced Fund

*Not all funds are available in all contracts. Refer to the Description of the
Funds section of this prospectus for specific information regarding availability of funds.

1 Standard & Poor's (Reg. TM)," "S&P (Reg. TM)," "Standard & Poor's Equal
Weight Index," "S&P EWI," "S&P 500 (Reg. TM)," "Standard & Poor's 500" and
"500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Invesco V.I. Equally-Weighted S&P 500 Fund. The fund is not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the fund.

2 Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow
Jones"). The trademark has been licensed to S&P Dow Jones Indices LLC and has been sublicensed for use for certain purposes by First Trust Advisors L.P. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and
Standard & Poor's makes no representation regarding the advisability of purchasing the product.

3 The Index to which this fund is managed to is a product of S&P Dow Jones
Indices LLC ("SPDJI") and has been licensed for use by one or more of the portfolio's service providers (licensee). Standard & Poor's (Reg. TM) and S&P
(Reg. TM) are registered trademarks of Standard & Poor's Financial Services LLC
(S&P); Dow Jones (Reg. TM) is a registered trademark of Dow Jones Trademark
Holdings LLC (Dow Jones); and these trademarks have been licensed for use by
SPDJI and sublicensed for certain purposes by the licensee. S&P (Reg. TM), S&P
GSCI (Reg. TM) and the Index are trademarks of S&P and have been licensed for use by SPDJI and its affiliates and sublicensed for certain purposes by the licensee. The Index is not owned, endorsed, or approved by or associated with any additional third party. The licensee's products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, or their third party licensors, and none of such parties or their respective affiliates or third party licensors make any representation regarding the advisability of investing in such products, nor do they have any liability for any errors, omissions, or interruptions of the Index.

This prospectus gives you information about the contract that you should know before you decide to buy a contract and make Gross Purchase Payments. You should also review the prospectuses for the funds and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contract is in the current Statement of Additional
Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: Lincoln Life & Annuity Company of New York, PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-888-868-2583.
The SAI and other information about Lincoln New York and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

                                                                               3

Table of Contents

Item                                                                                        Page

Special Terms                                                                                 5
Expense Tables                                                                                7
Summary of Common Questions                                                                  23
Condensed Financial Information                                                              27
Lincoln Life & Annuity Company of New York                                                   27
Variable Annuity Account (VAA)                                                               28
Investments of the Variable Annuity Account                                                  28
Charges and Other Deductions                                                                 35
The Contracts                                                                                47
 Purchase Payments                                                                           47
 Transfers On or Before the Annuity Commencement Date                                        49
 Surrenders and Withdrawals                                                                  52
 Death Benefit                                                                               54
 Investment Requirements                                                                     57
Living Benefit Riders                                                                        66
 Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)                                      67
 Lincoln Market Select (Reg. TM) Advantage                                                   75
 4LATER (Reg. TM) Select Advantage                                                           82
 i4LIFE (Reg. TM) Advantage                                                                  85
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage                                   90
Annuity Payouts                                                                              96
 Fixed Side of the Contract                                                                  98
Distribution of the Contracts                                                               101
Federal Tax Matters                                                                         102
Additional Information                                                                      107
 Voting Rights                                                                              107
 Return Privilege                                                                           107
 State Regulation                                                                           107
 Records and Reports                                                                        108
 Cyber Security                                                                             108
Legal Proceedings                                                                           108
Contents of the Statement of Additional Information (SAI) for Lincoln New York Account N    109
  for Variable Annuities
Appendix A - Condensed Financial Information                                                A-1
Appendix B - Condensed Financial Information                                                B-1
Appendix C - Condensed Financial Information                                                C-1
Appendix D - Discontinued Living Benefit Riders                                             D-1
Appendix E - Guaranteed Annual Income Rates for Previous Rider Elections                    E-1
Appendix F - Guaranteed Income Benefit Percentages for Previous Rider Elections             F-1


Special Terms
In this prospectus, the following terms have the indicated meanings:

5% Enhancement-A feature under certain Living Benefit Riders in which the
Guaranteed Amount or Income Base, minus Purchase Payments received in the preceding Benefit Year, will be increased by 5%, subject to certain conditions.

Access Period-Under i4LIFE (Reg. TM) Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the contract, and have a Death Benefit.

Account or Variable Annuity Account (VAA)-The segregated investment account,
Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Account Value-Under i4LIFE (Reg. TM) Advantage, the initial Account Value is the Contract Value on the Valuation Date that i4LIFE (Reg. TM) Advantage is effective, less any applicable premium taxes. During the Access Period, the
Account Value on a Valuation Date equals the total value of all of the
Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, reduced by Regular Income Payments, Guaranteed Income Benefit payments and withdrawals.

Accumulation Unit-A measure used to calculate Contract Value for the variable side of the contract before the Annuity Commencement Date and to calculate the
i4LIFE (Reg. TM) Advantage Account Value during the Access Period.

Annuitant-The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.

Annuity Commencement Date-The Valuation Date when funds are withdrawn or converted into Annuity Units or fixed dollar payout for payment of retirement income benefits under the Annuity Payout option you select (other than i4LIFE
(Reg. TM) Advantage).

Annuity Payout-A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or Periodic
Income Commencement Date if i4LIFE (Reg. TM) Advantage has been elected).
Payments may be variable or fixed, or a combination of both.

Annuity Unit-A measure used to calculate the amount of Annuity Payouts for the variable side of the contract after the Annuity Commencement Date.

Automatic Annual Step-up-Under certain Living Benefit Riders, the Guaranteed
Amount or Income Base will automatically step up to the Contract Value on each
Benefit Year anniversary, subject to certain conditions.

Beneficiary-The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.

Benefit Year-Under certain Living Benefit Riders, the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Under Lincoln SmartSecurity (Reg. TM)
Advantage, if the Contractowner elects a step-up, the Benefit Year will begin on the effective date of the step-up and each anniversary of the step-up after that.

Contractowner (you, your, owner)-The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.

Contract Value (may be referred to as Account Value in marketing materials)-At any given time before the Annuity Commencement Date, the total value of all
Accumulation Units of a contract plus the value of the fixed side of the contract, if any.

Contract Year-Each 12-month period starting with the effective date of the contract and starting with each contract anniversary after that.

Death Benefit-Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the
Contractowner may receive a Death Benefit on the death of the Annuitant prior to the Annuity Commencement Date.

Enhancement Period-Under certain Living Benefit Riders, the 10-year period during which the 5% Enhancement is in effect. A new Enhancement Period may begin each time an Automatic Annual Step-up to the Contract Value occurs, depending on which Living Benefit Rider you have elected, and subject to certain conditions.

Excess Withdrawals-Amounts withdrawn during a Benefit Year, as specified for each Living Benefit Rider, which decrease or eliminate the guarantees under the rider.

Fee-Based Financial Plan-A wrap account, managed account or other investment program whereby an investment firm/
professional offers asset allocation and/or investment advice for a fee. Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the
Contractowner pays the investment firm/professional directly for services.
Different charges and expenses apply to contracts purchased as part of a
Fee-Based Financial Plan.

Good Order-The actual receipt at our Servicing Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is

                                                                               5

in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.

Gross Purchase Payments-Amounts paid into the contract before deduction of the sales charge. References to Purchase Payments refer to Gross Purchase Payments unless otherwise stated.

Guaranteed Amount-The value used to calculate your withdrawal benefit under
Lincoln Lifetime IncomeSM Advantage or Lincoln SmartSecurity (Reg. TM)
Advantage.

Guaranteed Amount Annuity Payment Option-A fixed Annuity Payout option available under Lincoln SmartSecurity (Reg. TM) Advantage under which the
Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life.

Guaranteed Annual Income-The guaranteed periodic withdrawal amount available from the contract each Benefit Year for life under certain Living Benefit
Riders.

Guaranteed Annual Income Amount Annuity Payout Option-A payout option available under certain Living Benefit Riders in which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual
Income amount for life.

Guaranteed Period-The period during which Contract Value in a fixed account will be credited a guaranteed interest rate.

Income Base-Under certain Living Benefit Riders, a value used to calculate either the Guaranteed Annual Income amount or the minimum payouts under your contract at a later date. The amount of the Income Base may vary based on when you elect the rider, and is adjusted as set forth in this prospectus.

Interest Adjustment-An upward or downward adjustment on the amount of Contract
Value in the fixed account upon a transfer, withdrawal or surrender of Contract
Value from the fixed account due to fluctuations in interest rates.

Investment Requirements-Restrictions in how you may allocate your Subaccount investments if you own certain Living Benefit Riders.

Lifetime Income Period-Under i4LIFE (Reg. TM) Advantage, the period of time following the Access Period during which we make Regular Income Payments to you for the rest of your life (and Secondary Life, if applicable). During the
Lifetime Income Period, you will no longer have access to your Account Value or receive a Death Benefit.

Lincoln New York (we, us, our, company)-Lincoln Life & Annuity Company of New
York (LNY).

Living Benefit Rider-A general reference to optional riders that provide some type of a minimum guarantee while you are alive. If you select a Living Benefit
Rider, Excess Withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.

Maximum Annual Withdrawal-The guaranteed periodic withdrawal available under
Lincoln Lifetime IncomeSM Advantage and Lincoln SmartSecurity (Reg. TM)
Advantage.

Maximum Annual Withdrawal Amount Annuity Payout Option - A fixed Annuity Payout option available under Lincoln Lifetime IncomeSM Advantage under which the
Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life.

Periodic Income Commencement Date-The Valuation Date on which the amount of
i4LIFE (Reg. TM) Advantage Regular Income Payments are determined.

Net Purchase Payments-The Gross Purchase Payment amount less the sales charge.
The Net Purchase Payment is the amount placed in the fixed account and/or the variable account.

Rate Sheet-A prospectus supplement, that will be filed periodically, where we declare the current Guaranteed Annual Income rates under Lincoln Market Select
(Reg. TM) Advantage, and the Guaranteed Income Benefit percentages under i4LIFE
(Reg. TM) Advantage Select Guaranteed Income Benefit.

Regular Income Payments-The variable, periodic income payments paid under
i4LIFE (Reg. TM) Advantage.

Secondary Life-Under certain Living Benefit Riders, the person designated by the Contractowner upon whose life the annuity payments will also be contingent.

Subaccount-Each portion of the VAA that reflects investments in Accumulation and Annuity Units of a class of a particular fund available under the contracts. There is a separate Subaccount which corresponds to each class of a fund.

Valuation Date-Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation Period-The period starting at the close of trading (normally 4:00
p.m. New York time) on each day that the NYSE is open for trading (Valuation
Date) and ending at the close of such trading on the next Valuation Date.


Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer Contract Value between investment options, and/or the fixed account (if available). No state premium tax is currently deducted.

                       CONTRACTOWNER TRANSACTION EXPENSES

Accumulation Phase:
  Sales charge (as a percentage of Gross Purchase Payments):1.............................      5.50%
  Transfer Charge:2.......................................................................    Up to $25
We may also apply an Interest Adjustment to amounts being withdrawn, surrendered or transferred from a
Guaranteed Period of the fixed account (except for dollar cost averaging, cross-reinvestment, withdrawals up to the
Maximum Annual Withdrawal amount under Lincoln SmartSecurity (Reg. TM) Advantage and
  Regular Income Payments
under i4LIFE (Reg. TM) Advantage). See Fixed Side of the Contract.

1 The sales charge percentage decreases as the value accumulated under certain of the owner's investment increases. For contracts purchased prior to
  November 15, 2010, the maximum sales charge is 5.75%. The sales charge will be waived for contracts purchased as part of a Fee-Based Financial Plan. See
  Charges and Other Deductions.

2 The transfer charge will not be imposed on the first 12 transfers during a
  Contract Year. We reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging, portfolio rebalancing and cross reinvestment transfers.

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses. Only one table will apply to a given Contractowner. The tables differ based on whether the Contractowner has purchased the i4LIFE (Reg. TM)
Advantage rider.
o Table A reflects the expenses for a contract that has not elected i4LIFE
(Reg. TM) Advantage (Base contract).
o Table B reflects the expenses for a contract that has elected i4LIFE (Reg.
TM) Advantage.
o Table C reflects the expenses for i4LIFE (Reg. TM) Advantage Guaranteed
  Income Benefit (Managed Risk) for Contractowners who transition from Lincoln
  Lifetime IncomeSM Advantage 2.0 (Managed Risk) or 4LATER (Reg. TM) Advantage
  (Managed Risk).
o Table D reflects the expenses for i4LIFE (Reg. TM) Advantage Select
  Guaranteed Income Benefit for Contractowners who transition from Lincoln
  Market Select (Reg. TM) Advantage or 4LATER (Reg. TM) Select Advantage.
o Table E reflects the expenses for i4LIFE (Reg. TM) Advantage for
Contractowners who transition from 4LATER (Reg. TM) Advantage.

                                    TABLE A
Expenses for a Contract that has not Elected i4LIFE (Reg. TM) Advantage (Base contract)

                                            A-Share Contracts      Contracts Purchased as Part of a Fee-Based Financial
                                                                           Plan
                                                                  Prior to May 22, 2017   On and after May 22, 2017
Annual Account Fee:1....................... $ 20                           N/A            $ 50
Separate Account Annual Expenses (as a
percentage of daily assets in the
Subaccounts):2, 3
Estate Enhancement Benefit (EEB)
  Mortality and Expense Risk Charge........ 1.15%                         1.00%                        N/A
  Administrative Charge.................... 0.10%                         0.10%                        N/A
  Total Separate Account Expenses.......... 1.25%                         1.10%                        N/A
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Mortality and Expense Risk Charge........ 0.95%                         0.80%           0.45%
  Administrative Charge.................... 0.10%                         0.10%           0.10%
  Total Separate Account Expenses.......... 1.05%                         0.90%           0.55%
Guarantee of Principal Death Benefit

                                                                               7

  Mortality and Expense Risk Charge........    0.70%      0.55%      0.20%
  Administrative Charge....................    0.10%      0.10%      0.10%
  Total Separate Account Expenses..........    0.80%      0.65%      0.30%
Account Value Death Benefit
  Mortality and Expense Risk Charge........    0.65%      0.50%      0.10%
  Administrative Charge....................    0.10%      0.10%      0.10%
  Total Separate Account Expenses..........    0.75%      0.60%      0.20%

                                                                                 Single      Joint
                                                                                  Life        Life
Optional Living Benefit Rider Charges:
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk):4, 5
  Guaranteed Maximum Annual Charge...........................................     2.00%      2.00%
  Current Initial Annual Charge..............................................     1.05%      1.25%
Lincoln Market Select (Reg. TM) Advantage:6
  Guaranteed Maximum Annual Charge...........................................     2.25%      2.45%
  Current Initial Annual Charge..............................................     1.25%      1.50%
4LATER (Reg. TM) Select Advantage:7
  Guaranteed Maximum Annual Charge...........................................     2.25%      2.45%
  Current Initial Annual Charge..............................................     1.25%      1.50%
Lincoln Lifetime IncomeSM Advantage:8
  Guaranteed Maximum Charge..................................................     1.50%      1.50%
  Current Charge.............................................................     0.90%      0.90%
Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option:9
  Guaranteed Maximum Charge..................................................     1.50%      1.50%
  Current Charge.............................................................     0.85%      1.00%
Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option:9
  Guaranteed Maximum Charge..................................................     0.95%       N/A
  Current Charge.............................................................     0.85%       N/A
4LATER (Reg. TM) Advantage:10
  Guaranteed Maximum Charge..................................................     1.50%       N/A
  Current Charge.............................................................     0.65%       N/A
4LATER (Reg. TM) Advantage (Managed Risk):11
  Guaranteed Maximum Charge..................................................     2.00%      2.00%
  Current Charge.............................................................     1.05%      1.25%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee will be waived after the fifteenth Contract Year, regardless of your
  Contract Value unless your contract was purchased as part of a Fee-Based
  Financial Plan on and after May 22, 2017. We don't assess the account fee on contracts issued to individuals who purchased the contract as part of a
  Fee-Based Financial Plan prior to May 22, 2017.

2 For contracts purchased prior to November 15, 2010 (prior to June 30, 2010 for contracts purchased as part of a Fee-Based Financial Plan), the total annual charges are as follows: EGMDB 0.90%; Guarantee of Principal 0.75%;
  Account Value 0.65%. In the event of a subsequent Death Benefit change, the charge will be based on the charges in effect at the time the contract was purchased.

3 A mortality and expense risk and administrative charge of 0.75% of the
  Contract Value is charged for A-Share contracts on and after the Annuity
  Commencement Date. The charge is 0.20% of the Contract Value on contracts purchased as part of a Fee-Based Financial Plan on and after May 22, 2017, or 0.60% of Contract Value on contracts purchased as part of a Fee-Based
  Financial Plan between June 30, 2010 and prior to May 22, 2017. The charge is 0.60% of Contract Value for A-Share contracts purchased prior to November
  15, 2010.

4 As an annualized percentage of the Income Base, as increased for subsequent
  Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions - Lincoln Lifetime
  IncomeSM Advantage 2.0 (Managed Risk) Charge for a discussion of these changes to the Income Base.

5 The charge for Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) also applies to an older version of the rider - Lincoln Lifetime IncomeSM
  Advantage 2.0 - which is no longer available for purchase.

6 As an annualized percentage of the Income Base, as increased by subsequent
  Purchase Payments, 5% Enhancements, and/or Automatic Annual Step-ups, and
  decreased by Excess Withdrawals. This charge is deducted from the Contract
  Value on a quarterly basis. See Charges and Other Deductions - Lincoln
  Market Select (Reg. TM) Advantage Charge for more information.

7 As an annualized percentage of the Income Base, as increased by subsequent
  Purchase Payments, 5% Enhancements, and Automatic Annual Step-ups, and
  decreased by withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions - 4LATER (Reg. TM)
  Select Advantage Charge for more information.


8 As an annualized percentage of the Guaranteed Amount as increased for subsequent Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and
  the 200% step-up and decreased for withdrawals. This charge is deducted from the Contract Value on a quarterly basis. For Lincoln Lifetime IncomeSM
  Advantage riders purchased before January 20, 2009, the current annual charge rate will increase from 0.75% to 0.90% upon the earlier of (a) the next Automatic Annual Step-up of the Guaranteed Amount or (b) the next
  Benefit Year anniversary if cumulative Purchase Payments received after the first Benefit Year anniversary equal or exceed $100,000. See Charges and
  Other Deductions - Lincoln Lifetime IncomeSM Advantage Charge for more information.

9 As an annualized percentage of the Guaranteed Amount, as increased for subsequent Purchase Payments, and step-ups and decreased for withdrawals.
  This charge is deducted from the Contract Value on a quarterly basis. For
  Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option riders purchased prior to December 3, 2012, the current annual charge rate will increase to 0.85% (single life option) and 1.00% (joint life option)
  upon the next election of a step-up of the Guaranteed Amount. For Lincoln
  SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option riders the current annual charge rate will increase to 0.85% upon the next election of a step-up of the Guaranteed Amount. See Charges and Other Deductions -
  Lincoln SmartSecurity (Reg. TM) Advantage Charge for more information.

10 As an annualized percentage of the Income Base, as increased for subsequent
  Purchase Payments, automatic 15% enhancements, and resets and decreased for withdrawals. This charge is deducted from the Subaccounts on a quarterly basis. For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.50% to 0.65% upon the next election to reset the Income Base. See Charges and Other Deductions - 4LATER (Reg. TM)
  Advantage Charge for more information.

11 As an annualized percentage of the Income Base (initial Purchase Payment or
  Contract Value at the time of election), as increased for subsequent
  Purchase Payments, Automatic Annual Step-ups, 5% Enhancements and decreased by withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions - 4LATER (Reg. TM)
  Advantage (Managed Risk) Charge for a discussion of these changes to the
  Income Base.

                                    TABLE B
      Expenses for a Contract that has Elected i4LIFE (Reg. TM) Advantage

                                                  A-Share Contracts       Contracts Purchased as Part of a Fee-Based Financial
                                                                                  Plan
                                                                         Prior to May 22, 2017   On and after May 22, 2017
Annual Account Fee:1............................. $ 20                            N/A            $ 50
i4LIFE (Reg. TM) Advantage without a Guaranteed
Income Benefit rider:2                            Single/Joint Life        Single/Joint Life         Single/Joint Life
  Enhanced Guaranteed Minimum Death
   Benefit (EGMDB)............................... 1.45%                          1.30%           0.95%
  Guarantee of Principal Death Benefit........... 1.20%                          1.05%           0.70%
  Account Value Death Benefit.................... 1.15%                          1.00%           0.60%

                                                 A-Share Contracts      Contracts Purchased as Part of a Fee-Based
                                                                        Financial Plan
                                                                        Prior to May 22,       On and after May 22,
                                                                       2017                    2017
i4LIFE (Reg. TM) Advantage Select Guaranteed    Single      Joint      Single      Joint      Single      Joint
Income Benefit:3                                 Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Guaranteed Maximum Charge.................     3.70%      3.90%       3.55%      3.75%       3.20%      3.40%
  Current Charge............................     2.40%      2.60%       2.25%      2.45%       1.90%      2.10%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.................     3.45%      3.65%       3.30%      3.50%       2.95%      3.15%
  Current Charge............................     2.15%      2.35%       2.00%      2.20%       1.65%      1.85%
Account Value Death Benefit
  Guaranteed Maximum Charge.................     3.40%      3.60%       3.25%      3.45%       2.85%      3.05%
  Current Charge............................     2.10%      2.30%       1.95%      2.15%       1.55%      1.75%

            A-Share Contracts                       Contracts Purchased as Part of a Fee-Based Financial Plan
                                           Prior to May 22, 2017                     On and after May 22, 2017

                                                                               9

i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) and Guaranteed           Single      Joint      Single      Joint      Single      Joint
Income Benefit (version 4):4                     Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Guaranteed Maximum Charge.................     3.45%      3.45%       3.30%      3.30%       2.95%      2.95%
  Current Charge............................     2.10%      2.30%       1.95%      2.15%       1.60%      1.80%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.................     3.20%      3.20%       3.05%      3.05%       2.70%      2.70%
  Current Charge............................     1.85%      2.05%       1.70%      1.90%       1.35%      1.55%
Account Value Death Benefit
  Guaranteed Maximum Charge.................     3.15%      3.15%       3.00%      3.00%       2.60%      2.60%
  Current Charge............................     1.80%      2.00%       1.65%      1.85%       1.25%      1.45%

                                                A-Share Contracts      Contracts Purchased as Part of a Fee-Based Financial Plan
                                                                       Prior to May 22, 2017      On and after May 22, 2017
i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (versions 1, 2 and 3):5                 Single/Joint Life        Single/Joint Life            Single/Joint Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)
  Guaranteed Maximum Charge.................          2.95%                    2.80%                         N/A
  Current Charge............................          1.95%                    1.80%                         N/A
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge.................          2.70%                    2.55%                         N/A
  Current Charge............................          1.70%                    1.55%                         N/A
Account Value Death Benefit.................
  Guaranteed Maximum Charge.................          2.65%                    2.50%                         N/A
  Current Charge............................          1.65%                    1.50%                         N/A

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee will be waived after the fifteenth Contract Year, regardless of your
  Contract Value unless your contract was purchased as part of a Fee-Based
  Financial Plan on and after May 22, 2017. We don't assess the account fee on contracts issued to individuals who purchased the contract as part of a
  Fee-Based Financial Plan prior to May 22, 2017.

2 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of i4LIFE (Reg. TM) Advantage. For contracts purchased prior to November 15, 2010 (prior to June 30, 2010 for contracts purchased as part of a Fee-Based Financial Plan), the annual charge rates are as follows: EGMDB 1.30%; Guarantee of Principal 1.15%;
  Account Value 1.05%. See Charges and Other Deductions - i4LIFE (Reg. TM)
  Advantage Rider Charge for further information. These charges continue during the Access Period. The i4LIFE (Reg. TM) Advantage charge rate is reduced to 1.15% during the Lifetime Income Period or 1.00% for contracts purchased as part of a Fee-Based Financial Plan.

3 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge rate for the Guaranteed Income Benefit is 0.95% of
  Account Value for the single life option and 1.15% of Account Value for the joint life option with a guaranteed maximum charge rate of 2.25% (2.45%
  joint life option). These charges are added to the i4LIFE (Reg. TM)
  Advantage charges to comprise the total charges reflected. During the
  Lifetime Income Period, the Guaranteed Income Benefit charge is added to the
  i4LIFE (Reg. TM) Advantage charge rate of 1.15% (1.00% for contracts purchased as part of a Fee-Based Financial Plan prior to May 22, 2017 and
  0.60% for contracts purchased as part of a Fee-Based Financial Plan on and after May 22, 2017). See Charges and Other Deductions - i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit Charge for more information.

4 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge rate for the Guaranteed Income Benefit is 0.65% of
  Account Value for the single life option and 0.85% of Account Value for the joint life option with a guaranteed maximum charge rate of 2.00%. These charges are added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed
  Income Benefit charge rate is added to the i4LIFE (Reg. TM) Advantage charge rate of 1.15%, or 1.00% for contracts purchased as part of a Fee-Based
  Financial Plan prior to May 22, 2017 and 0.60% for contracts purchased as part of a Fee-Based Financial Plan on and after May 22, 2017. Contractowners who elected i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit between
  September 13, 2010 and November 15, 2010 (not as part of a Fee-Based
  Financial Plan) will pay a lower charge rate based upon the lower i4LIFE
  (Reg. TM) Advantage Mortality and Expense Risk Charge. See your contract for more description of your charges. See Charges and Other Deductions - i4LIFE
  (Reg. TM) Advantage Guaranteed Income Benefit Charge for more information.
  These charges apply to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
  (Managed Risk) and i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
  (version 4).

5 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge for the Guaranteed Income Benefit is 0.50% of Account
  Value with a guaranteed maximum charge of 1.50%. This charge is added to the
  i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected.
  During the Lifetime Income Period, the Guaranteed Income Benefit charge is added to the i4LIFE (Reg. TM) Advantage charge of 1.15%, (1.00% for contracts purchased as part of a Fee-Based Financial Plan). The percentage charge may change to the current charge in effect at the time you elect an additional step-up period, not to exceed the guaranteed maximum charge percentage. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage
  Guaranteed Income Benefit Charge for further information. Contractowners who elected i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefits (version


  1, 2 and 3) as part of a fee-based financial plan prior to June 30, 2010 will pay a higher charge based upon the higher i4LIFE (Reg. TM) Advantage
  Mortality and Expense Risk Charge. See your contract for further description of your charges.

                                    TABLE C
Expenses for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk) for Contractowners who Transition from Lincoln Lifetime IncomeSM
  Advantage 2.0 (Managed Risk) or 4LATER (Reg. TM) Advantage (Managed Risk)1

                                               A-Share Contracts       Contracts Purchased as Part of a Fee-Based Financial
                                                                               Plan
                                                                      Prior to May 22, 2017   On and after May 22, 2017
Annual Account Fee:2.......................... $ 20                            N/A            $ 50
i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) for
Contractowners who transition from
Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) or 4LATER (Reg. TM)
Advantage (Managed Risk):                      Single/Joint Life        Single/Joint Life         Single/Joint Life
  Separate Account Annual Expenses (as
   a percentage of daily assets in the
   Subaccounts):
   Enhanced Guaranteed Minimum
    Death Benefit (EGMDB)..................... 1.05%                          0.90%           0.55%
  Guarantee of Principal Death Benefit........ 0.80%                          0.65%           0.30%
  Account Value Death Benefit................. 0.75%                          0.60%           0.20%

                                                                                        All Contracts
  i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk):3, 4    Single Life      Joint Life
  Guaranteed Maximum Annual Charge........................................       2.00%            2.00%
  Current Initial Annual Charge...........................................       1.05%            1.25%

1 These charges also apply to Lincoln Lifetime IncomeSM Advantage 2.0 purchasers who elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(version 4).

2 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee will be waived after the fifteenth Contract Year, regardless of your
  Contract Value unless your contract was purchased as part of a Fee-Based
  Financial Plan on and after May 22, 2017. We don't assess the account fee on contracts issued to individuals who purchased the contract as part of a
  Fee-Based Financial Plan prior to May 22, 2017.

3 As an annualized percentage of the greater of the Income Base (associated with Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)) or Account
  Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0
  (Managed Risk) current charge rate. (The Lincoln Lifetime IncomeSM Advantage
  2.0 (Managed Risk) charge continues to be a factor in determining the i4LIFE
  (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) charge.) See
  Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Guaranteed Income
  Benefit Charge for Contractowners who transition from a Prior Rider for more information.

4 As an annualized percentage of the greater of the Income Base (associated with the 4LATER (Reg. TM) Advantage (Managed Risk)) or Account Value. This
  charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and
  2) the dollar amount of the charge will also increase by the percentage increase, if any, to the 4LATER (Reg. TM) Advantage (Managed Risk) current charge rate. (The 4LATER (Reg. TM) Advantage (Managed Risk) charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage with Guaranteed
  Income Benefit charge.) See Charges and Other Deductions - i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit Charge for Contractowners who transition from a Prior Rider for more information.

                                                                              11

                                    TABLE D
Expenses for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for
Contractowners who Transition from Lincoln Market Select (Reg. TM) Advantage or
                       4LATER (Reg. TM) Select Advantage

                                                A-Share Contracts       Contracts Purchased as Part of a Fee-Based Financial
                                                                                Plan
                                                                       Prior to May 22, 2017   On and after May 22, 2017
Annual Account Fee:1........................... $ 20                            N/A            $ 50
i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit for Contractowners who
transition from Lincoln Market Select (Reg. TM)
Advantage or 4LATER (Reg. TM) Select
Advantage:                                      Single/Joint Life        Single/Joint Life         Single/Joint Life
  Separate Account Annual Expenses (as
   a percentage of daily assets in the
   Subaccounts):
   Enhanced Guaranteed Minimum
    Death Benefit (EGMDB)...................... 1.05%                          0.90%           0.55%
   Guarantee of Principal Death Benefit........ 0.80%                          0.65%           0.30%
   Account Value Death Benefit................. 0.75%                          0.60%           0.20%

                                                                                                      For All Contracts
  i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for Contractowners who
    transition from
   Lincoln Market Select (Reg. TM) Advantage or 4LATER (Reg. TM) Select Advantage:3 4         Single Life      Joint Life
   Guaranteed Maximum Annual Charge.......................................................       2.25%            2.45%
   Current Initial Annual Charge..........................................................       1.25%            1.50%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee will be waived after the fifteenth Contract Year, regardless of your
  Contract Value unless your contract was purchased as part of a Fee-Based
  Financial Plan on and after May 22, 2017. We don't assess the account fee on contracts issued to individuals who purchased the contract as part of a
  Fee-Based Financial Plan prior to May 22, 2017.

2 As an annualized percentage of the greater of the Income Base (associated with Lincoln Market Select (Reg. TM) Advantage) or Account Value. This
  charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and
  2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Market Select (Reg. TM) Advantage current charge rate. (The Lincoln Market Select (Reg. TM) Advantage charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage Select
  Guaranteed Income Benefit charge.) See Charges and Other Deductions - i4LIFE
  (Reg. TM) Advantage Guaranteed Income Benefit for Contractowners who
  transition from a Prior Rider for more information.

3 As an annualized percentage of the greater of the Income Base (associated with 4LATER (Reg. TM) Select Advantage) or Account Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the 4LATER (Reg. TM) Select Advantage current charge rate. (The
  4LATER (Reg. TM) Select Advantage charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit
  charge.) See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage
  Guaranteed Income Benefit Charge for Contractowners who transition from a
  Prior Rider for more information.

                                    TABLE E
Expenses for i4LIFE (Reg. TM) Advantage for Contractowners who Transition from
                           4LATER (Reg. TM) Advantage

                                                                Contracts Purchased
                                                              as Part of a Fee-Based
                                A-Share Contracts      Financial Plan prior to May 22, 2017
Annual Account Fee:1........    $20                                     N/A


i4LIFE (Reg. TM) Advantage with 4LATER (Reg. TM) Advantage Guaranteed
Income Benefit for Contractowners who transition from
4LATER (Reg. TM) Advantage:2
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Guaranteed Maximum Charge..........................................    2.95%      2.80%
  Current Charge.....................................................    2.10%      1.95%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge..........................................    2.70%      2.55%
  Current Charge.....................................................    1.85%      1.70%
Account Value Death Benefit
  Guaranteed Maximum Charge..........................................    2.65%      2.50%
  Current Charge.....................................................    1.80%      1.65%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender). This account fee will be waived after the fifteenth Contract Year, regardless of your
  Contract Value. We do not assess the account fee on contracts issued to
  Selling Group Individuals, to individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017, or on contracts issued before August 15, 2003.

2 As a percentage of daily assets in the Subaccounts. This charge is assessed only on and after the effective date of the Guaranteed Income Benefit. The current annual charge rate for the Guaranteed Income Benefit is 0.65% of the
  Account Value with a guaranteed maximum charge rate of 1.50%. This charge is added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the Guaranteed Income
  Benefit charge rate is added to the i4LIFE (Reg. TM) Advantage charge rate of 1.15%, or 1.00% for contracts purchased as part of a Fee-Based Financial
  Plan. The charge rate will change to the current charge rate in effect upon election of a new step-up period, not to exceed the guaranteed maximum charge rate. For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.50% to 0.65% upon the next election to reset the Income Base. See Charges and Other Deductions - 4LATER (Reg.
  TM) Advantage Guaranteed Income Benefit Charge for more information.

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay
periodically during the time that you own the contract. The expenses are for the year ended December 31, 2016. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                                             Minimum   Maximum
                                                                            --------- --------

      Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service
       (12b-1) fees, and other expenses)...................................  0.49%     2.25%
      Total Annual Fund Operating Expenses (after contractual waivers/
       reimbursements*)....................................................  0.49%     1.61%

*     Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2018.

The following table shows the expenses charged by each fund for the year ended
  December 31, 2016:
(as a percentage of each fund's average net assets):

                                                                                                  Other
                                                             Management         12b-1 Fees        Expenses
                                                             Fees (before       (before any       (before any
                                                             any waivers/       waivers/          waivers/
                                                             reimburse-         reimburse-        reimburse-
                                                             ments)         +   ments)        +   ments)        +

AB VPS Global Thematic Growth Portfolio - Class B                0.75%             0.25%             0.31%
AB VPS Small/Mid Cap Value Portfolio - Class B                   0.75%             0.25%             0.08%
ALPS/Stadion Core ETF Portfolio - Class III(1)                   0.50%             0.25%             0.83%
American Century VP Balanced Fund - Class II(2)                  0.90%             0.25%             0.01%
American Century VP Large Company Value Fund - Class II(2)       0.80%             0.25%             0.01%
American Funds Global Growth Fund - Class 2                      0.53%             0.25%             0.03%
American Funds Global Small Capitalization Fund - Class 2        0.70%             0.25%             0.04%
American Funds Growth Fund - Class 2                             0.33%             0.25%             0.02%
American Funds Growth-Income Fund - Class 2                      0.27%             0.25%             0.02%
American Funds International Fund - Class 2                      0.50%             0.25%             0.04%
BlackRock Global Allocation V.I. Fund - Class III(3)             0.63%             0.25%             0.24%

                                                                                                        Total
                                                                            Total         Total         Expenses
                                                                            Expenses      Contractual   (after
                                                             Acquired       (before any   waivers/      Contractual
                                                             Fund           waivers/      reimburse-    waivers/
                                                             Fees and       reimburse-    ments         reimburse-
                                                             Expenses   =   ments)        (if any)      ments)

AB VPS Global Thematic Growth Portfolio - Class B              0.00%           1.31%           0.00%       1.31%
AB VPS Small/Mid Cap Value Portfolio - Class B                 0.00%           1.08%           0.00%       1.08%
ALPS/Stadion Core ETF Portfolio - Class III(1)                 0.18%           1.76%          -0.43%       1.33%
American Century VP Balanced Fund - Class II(2)                0.00%           1.16%          -0.09%       1.07%
American Century VP Large Company Value Fund - Class II(2)     0.00%           1.06%          -0.11%       0.95%
American Funds Global Growth Fund - Class 2                    0.00%           0.81%           0.00%       0.81%
American Funds Global Small Capitalization Fund - Class 2      0.00%           0.99%           0.00%       0.99%
American Funds Growth Fund - Class 2                           0.00%           0.60%           0.00%       0.60%
American Funds Growth-Income Fund - Class 2                    0.00%           0.54%           0.00%       0.54%
American Funds International Fund - Class 2                    0.00%           0.79%           0.00%       0.79%
BlackRock Global Allocation V.I. Fund - Class III(3)           0.00%           1.12%          -0.13%       0.99%

                                                                              13

                                                                                    Management         12b-1 Fees
                                                                                    Fees (before       (before any
                                                                                    any waivers/       waivers/
                                                                                    reimburse-         reimburse-
                                                                                    ments)         +   ments)

ClearBridge Variable Large Cap Growth Portfolio - Class II(4)                           0.75%             0.25%
ClearBridge Variable Mid Cap Portfolio - Class II                                       0.75%             0.25%
Delaware VIP (Reg. TM) Diversified Income Series - Service Class(5)                     0.58%             0.30%
Delaware VIP (Reg. TM) Emerging Markets Series - Service Class(6)                       1.25%             0.30%
Delaware VIP (Reg. TM) High Yield Series - Service Class(7)                             0.65%             0.30%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Service Class(8)        0.48%             0.30%
Delaware VIP (Reg. TM) REIT Series - Service Class(8)                                   0.75%             0.30%
Delaware VIP (Reg. TM) Small Cap Value Series - Service Class(8)                        0.72%             0.30%
Delaware VIP (Reg. TM) Smid Cap Core Series - Service Class(9)                          0.74%             0.30%
Delaware VIP (Reg. TM) U.S. Growth Series - Service Class(8)                            0.65%             0.30%
Delaware VIP (Reg. TM) Value Series - Service Class (8)                                 0.63%             0.30%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(10)                       0.33%             0.25%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio - Service Class 2                 0.55%             0.25%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Service Class 2(11)       0.25%             0.25%
Fidelity (Reg. TM) VIP Growth Portfolio - Service Class 2                               0.55%             0.25%
Fidelity (Reg. TM) VIP Mid Cap Portfolio - Service Class 2                              0.55%             0.25%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I(12)              0.60%             0.25%
Franklin Income VIP Fund - Class 2(13)                                                  0.45%             0.25%
Franklin Income VIP Fund - Class 4(13)                                                  0.45%             0.35%
Franklin Mutual Shares VIP Fund - Class 2                                               0.69%             0.25%
Franklin Mutual Shares VIP Fund - Class 4                                               0.69%             0.35%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares                           0.12%             0.25%
Invesco V.I. International Growth Fund - Series II Shares(14)                           0.71%             0.25%
JPMorgan Insurance Trust Core Bond Portfolio - Class 2(15)                              0.40%             0.25%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(16)                      0.60%             0.25%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service
 Class(17)                                                                              0.75%             0.35%
LVIP American Global Growth Fund - Service Class II(18)                                 0.53%             0.55%
LVIP American Global Small Capitalization - Service Class II(19)                        0.70%             0.55%
LVIP American Growth Fund - Service Class II(20)                                        0.33%             0.55%
LVIP American Growth-Income Fund - Service Class II(21)                                 0.27%             0.55%
LVIP American International Fund - Service Class II(20)                                 0.50%             0.55%
LVIP Baron Growth Opportunities Fund - Service Class(22)                                1.00%             0.25%
LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(23)               0.72%             0.25%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(24)             0.75%             0.35%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service
 Class(25)                                                                              0.25%             0.35%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(26)                        0.42%             0.25%
LVIP BlackRock Scientific Allocation Fund - Service Class(27)                           0.75%             0.25%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service
 Class(28)                                                                              0.25%             0.35%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(29)                    0.64%             0.35%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(30)               0.74%             0.25%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(31)                        0.74%             0.25%

                                                                                        Other
                                                                                        Expenses
                                                                                        (before any       Acquired
                                                                                        waivers/          Fund
                                                                                        reimburse-        Fees and
                                                                                    +   ments)        +   Expenses   =

ClearBridge Variable Large Cap Growth Portfolio - Class II(4)                              0.14%            0.00%
ClearBridge Variable Mid Cap Portfolio - Class II                                          0.12%            0.00%
Delaware VIP (Reg. TM) Diversified Income Series - Service Class(5)                        0.09%            0.00%
Delaware VIP (Reg. TM) Emerging Markets Series - Service Class(6)                          0.15%            0.00%
Delaware VIP (Reg. TM) High Yield Series - Service Class(7)                                0.10%            0.00%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Service Class(8)           0.07%            0.00%
Delaware VIP (Reg. TM) REIT Series - Service Class(8)                                      0.08%            0.00%
Delaware VIP (Reg. TM) Small Cap Value Series - Service Class(8)                           0.07%            0.00%
Delaware VIP (Reg. TM) Smid Cap Core Series - Service Class(9)                             0.08%            0.00%
Delaware VIP (Reg. TM) U.S. Growth Series - Service Class(8)                               0.09%            0.00%
Delaware VIP (Reg. TM) Value Series - Service Class (8)                                    0.07%            0.00%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(10)                          0.27%            1.08%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio - Service Class 2                    0.08%            0.00%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Service Class 2(11)          0.00%            0.51%
Fidelity (Reg. TM) VIP Growth Portfolio - Service Class 2                                  0.09%            0.00%
Fidelity (Reg. TM) VIP Mid Cap Portfolio - Service Class 2                                 0.08%            0.00%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I(12)                 0.44%            0.00%
Franklin Income VIP Fund - Class 2(13)                                                     0.02%            0.02%
Franklin Income VIP Fund - Class 4(13)                                                     0.02%            0.02%
Franklin Mutual Shares VIP Fund - Class 2                                                  0.03%            0.00%
Franklin Mutual Shares VIP Fund - Class 4                                                  0.03%            0.00%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares                              0.27%            0.00%
Invesco V.I. International Growth Fund - Series II Shares(14)                              0.21%            0.01%
JPMorgan Insurance Trust Core Bond Portfolio - Class 2(15)                                 0.24%            0.01%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(16)                         0.61%            0.26%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service
 Class(17)                                                                                 0.10%            0.84%
LVIP American Global Growth Fund - Service Class II(18)                                    0.13%            0.00%
LVIP American Global Small Capitalization - Service Class II(19)                           0.19%            0.00%
LVIP American Growth Fund - Service Class II(20)                                           0.11%            0.00%
LVIP American Growth-Income Fund - Service Class II(21)                                    0.09%            0.00%
LVIP American International Fund - Service Class II(20)                                    0.13%            0.00%
LVIP Baron Growth Opportunities Fund - Service Class(22)                                   0.08%            0.00%
LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(23)                  0.10%            0.01%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(24)                0.06%            0.72%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service
 Class(25)                                                                                 0.18%            0.13%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(26)                           0.08%            0.01%
LVIP BlackRock Scientific Allocation Fund - Service Class(27)                              0.26%            0.00%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service
 Class(28)                                                                                 0.16%            0.11%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(29)                       0.10%            0.69%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(30)                  0.10%            0.01%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(31)                           0.12%            0.01%

                                                                                                                Total
                                                                                    Total         Total         Expenses
                                                                                    Expenses      Contractual   (after
                                                                                    (before any   waivers/      Contractual
                                                                                    waivers/      reimburse-    waivers/
                                                                                    reimburse-    ments         reimburse-
                                                                                    ments)        (if any)      ments)

ClearBridge Variable Large Cap Growth Portfolio - Class II(4)                          1.14%          -0.09%       1.05%
ClearBridge Variable Mid Cap Portfolio - Class II                                      1.12%           0.00%       1.12%
Delaware VIP (Reg. TM) Diversified Income Series - Service Class(5)                    0.97%          -0.05%       0.92%
Delaware VIP (Reg. TM) Emerging Markets Series - Service Class(6)                      1.70%          -0.09%       1.61%
Delaware VIP (Reg. TM) High Yield Series - Service Class(7)                            1.05%          -0.05%       1.00%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Service Class(8)       0.85%          -0.05%       0.80%
Delaware VIP (Reg. TM) REIT Series - Service Class(8)                                  1.13%          -0.05%       1.08%
Delaware VIP (Reg. TM) Small Cap Value Series - Service Class(8)                       1.09%          -0.05%       1.04%
Delaware VIP (Reg. TM) Smid Cap Core Series - Service Class(9)                         1.12%          -0.05%       1.07%
Delaware VIP (Reg. TM) U.S. Growth Series - Service Class(8)                           1.04%          -0.05%       0.99%
Delaware VIP (Reg. TM) Value Series - Service Class (8)                                1.00%          -0.05%       0.95%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(10)                      1.93%          -0.32%       1.61%
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio - Service Class 2                0.88%           0.00%       0.88%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Service Class 2(11)      1.01%          -0.15%       0.86%
Fidelity (Reg. TM) VIP Growth Portfolio - Service Class 2                              0.89%           0.00%       0.89%
Fidelity (Reg. TM) VIP Mid Cap Portfolio - Service Class 2                             0.88%           0.00%       0.88%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I(12)             1.29%          -0.09%       1.20%
Franklin Income VIP Fund - Class 2(13)                                                 0.74%          -0.03%       0.71%
Franklin Income VIP Fund - Class 4(13)                                                 0.84%          -0.03%       0.81%
Franklin Mutual Shares VIP Fund - Class 2                                              0.97%           0.00%       0.97%
Franklin Mutual Shares VIP Fund - Class 4                                              1.07%           0.00%       1.07%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares                          0.64%           0.00%       0.64%
Invesco V.I. International Growth Fund - Series II Shares(14)                          1.18%          -0.01%       1.17%
JPMorgan Insurance Trust Core Bond Portfolio - Class 2(15)                             0.90%          -0.05%       0.85%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(16)                     1.72%          -0.43%       1.29%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service
 Class(17)                                                                             2.04%          -0.79%       1.25%
LVIP American Global Growth Fund - Service Class II(18)                                1.21%           0.00%       1.21%
LVIP American Global Small Capitalization - Service Class II(19)                       1.44%          -0.05%       1.39%
LVIP American Growth Fund - Service Class II(20)                                       0.99%           0.00%       0.99%
LVIP American Growth-Income Fund - Service Class II(21)                                0.91%           0.00%       0.91%
LVIP American International Fund - Service Class II(20)                                1.18%           0.00%       1.18%
LVIP Baron Growth Opportunities Fund - Service Class(22)                               1.33%          -0.12%       1.21%
LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(23)              1.08%          -0.12%       0.96%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(24)            1.88%          -0.67%       1.21%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service
 Class(25)                                                                             0.91%          -0.06%       0.85%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(26)                       0.76%           0.00%       0.76%
LVIP BlackRock Scientific Allocation Fund - Service Class(27)                          1.26%          -0.28%       0.98%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service
 Class(28)                                                                             0.87%          -0.04%       0.83%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(29)                   1.78%          -0.74%       1.04%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(30)              1.10%          -0.10%       1.00%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(31)                       1.12%          -0.10%       1.02%


                                                                             Management         12b-1 Fees
                                                                             Fees (before       (before any
                                                                             any waivers/       waivers/
                                                                             reimburse-         reimburse-
                                                                             ments)         +   ments)

LVIP Clarion Global Real Estate Fund - Service Class(32)                         0.69%             0.25%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(33)           0.69%             0.35%
LVIP Delaware Bond Fund - Service Class(32)                                      0.31%             0.35%
LVIP Delaware Diversified Floating Rate Fund - Service Class(34)                 0.58%             0.25%
LVIP Delaware Social Awareness Fund - Service Class(32)                          0.38%             0.35%
LVIP Delaware Special Opportunities Fund - Service Class(32)                     0.39%             0.35%
LVIP Delaware Wealth Builder Fund - Service Class(35)                            0.75%             0.25%
LVIP Dimensional International Core Equity Fund - Service Class(36)              0.75%             0.25%
LVIP Dimensional International Equity Managed Volatility Fund - Service
 Class(37)                                                                       0.25%             0.25%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class(32)                     0.35%             0.35%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(38)                     0.72%             0.25%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(39)         0.25%             0.25%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(40)                    0.25%             0.25%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service
 Class(26)                                                                       0.65%             0.25%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Service Class(41)       0.75%             0.25%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(42)        0.65%             0.35%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(43)        0.25%             0.25%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(26)              0.25%             0.25%
LVIP Global Income Fund - Service Class(44)                                      0.65%             0.25%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(26)            0.25%             0.25%
LVIP Goldman Sachs Income Builder Fund - Service Class(45)                       0.65%             0.25%
LVIP Government Money Market Fund - Service Class(32)                            0.38%             0.25%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service
 Class(46)                                                                       0.60%             0.35%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(47)           0.65%             0.35%
LVIP JPMorgan High Yield Fund - Service Class(48)                                0.63%             0.25%
LVIP JPMorgan Retirement Income Fund - Service Class(49)                         0.75%             0.25%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service
 Class(50)                                                                       0.71%             0.25%
LVIP Managed Risk Profile 2010 Fund - Service Class(51)                          0.25%             0.25%
LVIP Managed Risk Profile 2020 Fund - Service Class(51)                          0.25%             0.25%
LVIP Managed Risk Profile 2030 Fund - Service Class(52)                          0.25%             0.25%
LVIP Managed Risk Profile 2040 Fund - Service Class(52)                          0.25%             0.25%
LVIP MFS International Equity Managed Volatility Fund - Service Class(53)        0.85%             0.25%
LVIP MFS International Growth Fund - Service Class(54)                           0.82%             0.25%
LVIP MFS Value Fund - Service Class(32)                                          0.61%             0.25%
LVIP Mondrian International Value Fund - Service Class(32)                       0.68%             0.25%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service
 Class(55)                                                                       0.25%             0.35%
LVIP PIMCO Low Duration Bond Fund - Service Class(56)                            0.50%             0.25%
LVIP Select Core Equity Managed Volatility Fund - Service Class(57)              0.70%             0.35%
LVIP SSGA Bond Index Fund - Service Class(58)                                    0.40%             0.25%
LVIP SSGA Conservative Index Allocation Fund - Service Class(59)                 0.25%             0.25%

                                                                                 Other                            Total
                                                                                 Expenses                         Expenses
                                                                                 (before any       Acquired       (before any
                                                                                 waivers/          Fund           waivers/
                                                                                 reimburse-        Fees and       reimburse-
                                                                             +   ments)        +   Expenses   =   ments)

LVIP Clarion Global Real Estate Fund - Service Class(32)                            0.09%            0.00%           1.03%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(33)              0.15%            0.73%           1.92%
LVIP Delaware Bond Fund - Service Class(32)                                         0.07%            0.00%           0.73%
LVIP Delaware Diversified Floating Rate Fund - Service Class(34)                    0.08%            0.00%           0.91%
LVIP Delaware Social Awareness Fund - Service Class(32)                             0.09%            0.00%           0.82%
LVIP Delaware Special Opportunities Fund - Service Class(32)                        0.08%            0.00%           0.82%
LVIP Delaware Wealth Builder Fund - Service Class(35)                               0.19%            0.00%           1.19%
LVIP Dimensional International Core Equity Fund - Service Class(36)                 0.38%            0.00%           1.38%
LVIP Dimensional International Equity Managed Volatility Fund - Service
 Class(37)                                                                          0.08%            0.52%           1.10%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class(32)                        0.08%            0.00%           0.78%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(38)                        0.09%            0.00%           1.06%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(39)            0.07%            0.31%           0.88%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(40)                       0.06%            0.14%           0.70%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service
 Class(26)                                                                          0.10%            0.01%           1.01%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Service Class(41)          0.74%            0.51%           2.25%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(42)           0.09%            0.58%           1.67%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(43)           0.05%            0.43%           0.98%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(26)                 0.05%            0.42%           0.97%
LVIP Global Income Fund - Service Class(44)                                         0.10%            0.01%           1.01%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(26)               0.05%            0.44%           0.99%
LVIP Goldman Sachs Income Builder Fund - Service Class(45)                          0.72%            0.01%           1.63%
LVIP Government Money Market Fund - Service Class(32)                               0.09%            0.00%           0.72%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service
 Class(46)                                                                          0.10%            0.65%           1.70%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(47)              0.12%            0.48%           1.60%
LVIP JPMorgan High Yield Fund - Service Class(48)                                   0.08%            0.00%           0.96%
LVIP JPMorgan Retirement Income Fund - Service Class(49)                            0.16%            0.27%           1.43%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service
 Class(50)                                                                          0.09%            0.01%           1.06%
LVIP Managed Risk Profile 2010 Fund - Service Class(51)                             0.21%            0.42%           1.13%
LVIP Managed Risk Profile 2020 Fund - Service Class(51)                             0.10%            0.40%           1.00%
LVIP Managed Risk Profile 2030 Fund - Service Class(52)                             0.10%            0.42%           1.02%
LVIP Managed Risk Profile 2040 Fund - Service Class(52)                             0.12%            0.43%           1.05%
LVIP MFS International Equity Managed Volatility Fund - Service Class(53)           0.09%            0.75%           1.94%
LVIP MFS International Growth Fund - Service Class(54)                              0.09%            0.00%           1.16%
LVIP MFS Value Fund - Service Class(32)                                             0.08%            0.00%           0.94%
LVIP Mondrian International Value Fund - Service Class(32)                          0.08%            0.00%           1.01%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service
 Class(55)                                                                          0.25%            0.50%           1.35%
LVIP PIMCO Low Duration Bond Fund - Service Class(56)                               0.16%            0.00%           0.91%
LVIP Select Core Equity Managed Volatility Fund - Service Class(57)                 0.08%            0.56%           1.69%
LVIP SSGA Bond Index Fund - Service Class(58)                                       0.07%            0.00%           0.72%
LVIP SSGA Conservative Index Allocation Fund - Service Class(59)                    0.11%            0.29%           0.90%

                                                                                           Total
                                                                             Total         Expenses
                                                                             Contractual   (after
                                                                             waivers/      Contractual
                                                                             reimburse-    waivers/
                                                                             ments         reimburse-
                                                                             (if any)      ments)

LVIP Clarion Global Real Estate Fund - Service Class(32)                          0.00%       1.03%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(33)           -0.74%       1.18%
LVIP Delaware Bond Fund - Service Class(32)                                       0.00%       0.73%
LVIP Delaware Diversified Floating Rate Fund - Service Class(34)                 -0.03%       0.88%
LVIP Delaware Social Awareness Fund - Service Class(32)                           0.00%       0.82%
LVIP Delaware Special Opportunities Fund - Service Class(32)                      0.00%       0.82%
LVIP Delaware Wealth Builder Fund - Service Class(35)                            -0.23%       0.96%
LVIP Dimensional International Core Equity Fund - Service Class(36)              -0.45%       0.93%
LVIP Dimensional International Equity Managed Volatility Fund - Service
 Class(37)                                                                       -0.04%       1.06%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class(32)                      0.00%       0.78%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(38)                     -0.29%       0.77%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(39)          0.00%       0.88%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(40)                    -0.05%       0.65%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service
 Class(26)                                                                        0.00%       1.01%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Service Class(41)       -1.07%       1.18%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(42)        -0.69%       0.98%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(43)         0.00%       0.98%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(26)               0.00%       0.97%
LVIP Global Income Fund - Service Class(44)                                      -0.07%       0.94%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(26)             0.00%       0.99%
LVIP Goldman Sachs Income Builder Fund - Service Class(45)                       -0.62%       1.01%
LVIP Government Money Market Fund - Service Class(32)                             0.00%       0.72%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service
 Class(46)                                                                       -0.63%       1.07%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(47)           -0.63%       0.97%
LVIP JPMorgan High Yield Fund - Service Class(48)                                -0.03%       0.93%
LVIP JPMorgan Retirement Income Fund - Service Class(49)                         -0.46%       0.97%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service
 Class(50)                                                                        0.00%       1.06%
LVIP Managed Risk Profile 2010 Fund - Service Class(51)                          -0.16%       0.97%
LVIP Managed Risk Profile 2020 Fund - Service Class(51)                          -0.05%       0.95%
LVIP Managed Risk Profile 2030 Fund - Service Class(52)                          -0.05%       0.97%
LVIP Managed Risk Profile 2040 Fund - Service Class(52)                          -0.07%       0.98%
LVIP MFS International Equity Managed Volatility Fund - Service Class(53)        -0.74%       1.20%
LVIP MFS International Growth Fund - Service Class(54)                           -0.10%       1.06%
LVIP MFS Value Fund - Service Class(32)                                           0.00%       0.94%
LVIP Mondrian International Value Fund - Service Class(32)                        0.00%       1.01%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service
 Class(55)                                                                       -0.15%       1.20%
LVIP PIMCO Low Duration Bond Fund - Service Class(56)                            -0.03%       0.88%
LVIP Select Core Equity Managed Volatility Fund - Service Class(57)              -0.68%       1.01%
LVIP SSGA Bond Index Fund - Service Class(58)                                    -0.12%       0.60%
LVIP SSGA Conservative Index Allocation Fund - Service Class(59)                 -0.16%       0.74%

                                                                              15

                                                                                 Management         12b-1 Fees
                                                                                 Fees (before       (before any
                                                                                 any waivers/       waivers/
                                                                                 reimburse-         reimburse-
                                                                                 ments)         +   ments)

LVIP SSGA Conservative Structured Allocation Fund - Service Class(60)                0.25%             0.25%
LVIP SSGA Developed International 150 Fund - Service Class(61)                       0.33%             0.25%
LVIP SSGA Emerging Markets 100 Fund - Service Class(62)                              0.34%             0.25%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service
 Class(63)                                                                           0.40%             0.25%
LVIP SSGA International Index Fund - Service Class(64)                               0.40%             0.25%
LVIP SSGA International Managed Volatility Fund - Service Class(65)                  0.76%             0.25%
LVIP SSGA Large Cap 100 Fund - Service Class(66)                                     0.31%             0.25%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(67)                      0.70%             0.25%
LVIP SSGA Mid-Cap Index Fund - Service Class(32)                                     0.27%             0.25%
LVIP SSGA Moderate Index Allocation Fund - Service Class(68)                         0.25%             0.25%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(69)                    0.25%             0.25%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(69)            0.25%             0.25%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service
 Class(68)                                                                           0.25%             0.25%
LVIP SSGA S&P 500 Index Fund - Service Class(32)                                     0.17%             0.25%
LVIP SSGA Small-Cap Index Fund - Service Class(32)                                   0.32%             0.25%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(70)                                 0.34%             0.25%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(71)                       0.90%             0.25%
LVIP T. Rowe Price Growth Stock Fund - Service Class(32)                             0.65%             0.25%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class(32)                0.70%             0.25%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(72)                    0.70%             0.25%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(73)                           0.25%             0.25%
LVIP Vanguard International Equity ETF Fund - Service Class(74)                      0.25%             0.25%
LVIP Wellington Capital Growth Fund - Service Class(32)                              0.69%             0.25%
LVIP Wellington Mid-Cap Value Fund - Service Class(75)                               0.86%             0.25%
LVIP Western Asset Core Bond Fund - Service Class(76)                                0.45%             0.25%
MFS (Reg. TM) VIT Growth Series - Service Class                                      0.72%             0.25%
MFS (Reg. TM) VIT Total Return Series - Service Class(77)                            0.67%             0.25%
MFS (Reg. TM) VIT Utilities Series - Service Class                                   0.73%             0.25%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio - Advisor Class(78)       0.74%             0.25%
Putnam VT George Putnam Balanced Fund - Class IB                                     0.53%             0.25%
QS Variable Conservative Growth - Class II(79)                                       0.00%             0.25%
Templeton Global Bond VIP Fund - Class 2(80)                                         0.46%             0.25%

                                                                                     Other
                                                                                     Expenses
                                                                                     (before any       Acquired
                                                                                     waivers/          Fund
                                                                                     reimburse-        Fees and
                                                                                 +   ments)        +   Expenses   =

LVIP SSGA Conservative Structured Allocation Fund - Service Class(60)                   0.08%            0.31%
LVIP SSGA Developed International 150 Fund - Service Class(61)                          0.09%            0.00%
LVIP SSGA Emerging Markets 100 Fund - Service Class(62)                                 0.14%            0.00%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service
 Class(63)                                                                              0.06%            0.27%
LVIP SSGA International Index Fund - Service Class(64)                                  0.12%            0.00%
LVIP SSGA International Managed Volatility Fund - Service Class(65)                     0.10%            0.38%
LVIP SSGA Large Cap 100 Fund - Service Class(66)                                        0.07%            0.00%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(67)                         0.09%            0.20%
LVIP SSGA Mid-Cap Index Fund - Service Class(32)                                        0.09%            0.00%
LVIP SSGA Moderate Index Allocation Fund - Service Class(68)                            0.07%            0.29%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(69)                       0.06%            0.32%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(69)               0.07%            0.29%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service
 Class(68)                                                                              0.06%            0.33%
LVIP SSGA S&P 500 Index Fund - Service Class(32)                                        0.07%            0.00%
LVIP SSGA Small-Cap Index Fund - Service Class(32)                                      0.08%            0.00%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(70)                                    0.10%            0.00%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(71)                          0.09%            0.34%
LVIP T. Rowe Price Growth Stock Fund - Service Class(32)                                0.07%            0.00%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class(32)                   0.08%            0.00%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(72)                       0.06%            0.52%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(73)                              0.07%            0.08%
LVIP Vanguard International Equity ETF Fund - Service Class(74)                         0.09%            0.13%
LVIP Wellington Capital Growth Fund - Service Class(32)                                 0.09%            0.00%
LVIP Wellington Mid-Cap Value Fund - Service Class(75)                                  0.11%            0.00%
LVIP Western Asset Core Bond Fund - Service Class(76)                                   0.08%            0.02%
MFS (Reg. TM) VIT Growth Series - Service Class                                         0.04%            0.00%
MFS (Reg. TM) VIT Total Return Series - Service Class(77)                               0.04%            0.00%
MFS (Reg. TM) VIT Utilities Series - Service Class                                      0.05%            0.00%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio - Advisor Class(78)          0.29%            0.14%
Putnam VT George Putnam Balanced Fund - Class IB                                        0.21%            0.00%
QS Variable Conservative Growth - Class II(79)                                          0.13%            0.69%
Templeton Global Bond VIP Fund - Class 2(80)                                            0.07%            0.02%

                                                                                                             Total
                                                                                 Total         Total         Expenses
                                                                                 Expenses      Contractual   (after
                                                                                 (before any   waivers/      Contractual
                                                                                 waivers/      reimburse-    waivers/
                                                                                 reimburse-    ments         reimburse-
                                                                                 ments)        (if any)      ments)

LVIP SSGA Conservative Structured Allocation Fund - Service Class(60)               0.89%          -0.10%       0.79%
LVIP SSGA Developed International 150 Fund - Service Class(61)                      0.67%          -0.01%       0.66%
LVIP SSGA Emerging Markets 100 Fund - Service Class(62)                             0.73%          -0.01%       0.72%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service
 Class(63)                                                                          0.98%          -0.10%       0.88%
LVIP SSGA International Index Fund - Service Class(64)                              0.77%          -0.11%       0.66%
LVIP SSGA International Managed Volatility Fund - Service Class(65)                 1.49%          -0.61%       0.88%
LVIP SSGA Large Cap 100 Fund - Service Class(66)                                    0.63%          -0.01%       0.62%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(67)                     1.24%          -0.54%       0.70%
LVIP SSGA Mid-Cap Index Fund - Service Class(32)                                    0.61%           0.00%       0.61%
LVIP SSGA Moderate Index Allocation Fund - Service Class(68)                        0.86%          -0.10%       0.76%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(69)                   0.88%          -0.10%       0.78%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(69)           0.86%          -0.10%       0.76%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service
 Class(68)                                                                          0.89%          -0.10%       0.79%
LVIP SSGA S&P 500 Index Fund - Service Class(32)                                    0.49%           0.00%       0.49%
LVIP SSGA Small-Cap Index Fund - Service Class(32)                                  0.65%           0.00%       0.65%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(70)                                0.69%          -0.01%       0.68%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(71)                      1.58%          -0.74%       0.84%
LVIP T. Rowe Price Growth Stock Fund - Service Class(32)                            0.97%           0.00%       0.97%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class(32)               1.03%           0.00%       1.03%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(72)                   1.53%          -0.45%       1.08%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(73)                          0.65%          -0.05%       0.60%
LVIP Vanguard International Equity ETF Fund - Service Class(74)                     0.72%          -0.05%       0.67%
LVIP Wellington Capital Growth Fund - Service Class(32)                             1.03%           0.00%       1.03%
LVIP Wellington Mid-Cap Value Fund - Service Class(75)                              1.22%          -0.07%       1.15%
LVIP Western Asset Core Bond Fund - Service Class(76)                               0.80%           0.00%       0.80%
MFS (Reg. TM) VIT Growth Series - Service Class                                     1.01%           0.00%       1.01%
MFS (Reg. TM) VIT Total Return Series - Service Class(77)                           0.96%          -0.08%       0.88%
MFS (Reg. TM) VIT Utilities Series - Service Class                                  1.03%           0.00%       1.03%
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio - Advisor Class(78)      1.42%          -0.14%       1.28%
Putnam VT George Putnam Balanced Fund - Class IB                                    0.99%           0.00%       0.99%
QS Variable Conservative Growth - Class II(79)                                      1.07%           0.00%       1.07%
Templeton Global Bond VIP Fund - Class 2(80)                                        0.80%          -0.05%       0.75%

(1)   The operating expenses in this fee table will not correlate to the expense ratio in the Portfolio's financial statements (or the financial highlights in its prospectus) because the financial statements include only the direct operating expenses incurred by the Portfolio, not the indirect costs of investing in the Underlying ETFs and other investment companies. ALPS Advisors, Inc. (the "Adviser") and Stadion Money
      Management, LLC (the "Sub-Adviser") have contractually agreed to jointly waive its management fee and subadvisory fee, respectively, and/or reimburse expenses so that Total Annual Fund Operating Expenses After Fee
      Waiver/
  Expense Reimbursements (not including distribution and/or service (12b-1)
  fees, shareholder service fees, acquired fund fees and expenses, taxes, brokerage commissions and extraordinary expenses) do not exceed a maximum of
  0.65% of the Portfolio's Class I or Class III shares average daily net assets through April 29, 2018. The Adviser and Sub-Adviser will be permitted to recover, on a class-by-class basis, expenses each has borne through the agreement described above to the extent that the Portfolio's expenses in later periods fall below the annual rates set forth in the relevant agreement. The Portfolio will not be obligated to pay any such fees and expenses more than three years after the end of the fiscal year in which the fee and expense was waived or reimbursed. This agreement may only be terminated during the period by the Board of Trustees of ALPS Variable
  Investment Trust.

(2)   On August 1, 2016, the advisor agreed to waive percentage points indicated of the funds' management fees, and prospectuses were supplemented. At that time, the advisor expected these waivers to continue until July 31, 2017. In January 2017, the advisor agreed to extend the waivers until April 30, 2018 and cannot terminate them prior to such date without the approval of the Board of Directors. The May 1,
      2017 prospectuses will reference the new date.

(3)   As described in the "Management of the Funds" section of the Fund's prospectus, BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund
      Operating Expenses After Fee Waivers and/or Expense Reimbursements
      (excluding Dividend Expense,


  Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2018. BlackRock Advisors, LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.07% (for Class III Shares) of average daily net assets through April 30, 2018. Each of these contractual agreements may be terminated upon 90 days' notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

(4)   The manager has agreed to waive fees and/or reimburse operating expenses
      (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that total annual operating expenses are not expected to exceed this amount. This arrangement cannot be terminated prior to December 31, 2018 without Board of Trustees' consent.

(5)   Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P.
      (Distributor), has contracted to limit the 12b-1 fees to no more than
      0.25% of average daily net assets from May 1, 2017 through May 1, 2018.
      These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(6)   The Series' investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual series operating expenses from exceeding, in an aggregate amount, 1.36% of the Series'
      average daily net assets from May 1, 2017 through May 1, 2018. These fee waivers and expense reimbursements apply only to expenses paid directly by the Series. The waivers and reimbursements may only be terminated by agreement of the Manager and the Series. Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series'
      distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from May 1, 2017 through May 1, 2018. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(7)   The Series' investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual series operating expenses from exceeding, in an aggregate amount, 0.75% of the Series'
      average daily net assets from May 1, 2017 through May 1, 2018. These fee waivers and expense reimbursements apply only to expenses paid directly by the Series. The waivers and reimbursements may only be terminated by agreement of the Manager and the Series. Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series'
      distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from May 1, 2017 through May 1, 2018. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(8)   Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P.
      (Distributor), has contracted to limit the 12b-1 fees to no more than
      0.25% of average daily net assets from May 1, 2017 through May 1, 2018.
      These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(9)   Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P.
      (Distributor), has contracted to limit the 12b-1 fees to no more than
      0.25% of average daily net assets from May 1, 2017 through May 1, 2018 or, if longer, until the Series is offered under new participation agreements or under new contracts with existing companies (other than the update and modification of existing contracts in the normal course of business that may require registration or re-registration under state insurance laws as a new insurance contract, provided the new insurance contract effectively replaces the current insurance contract). These waivers and reimbursements may be terminated only by agreement of the
      Distributor and the Series.

(10)  Through April 30, 2018, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at ratios no higher than
      0.53% for Class B shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.08%). The agreement may be terminated with the consent of the fund's Board.

(11)  FMRC has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2018. In addition, FMR has contractually agreed to reimburse 0.10% of class-level expenses for Service Class 2. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as Service Class 2 continue to be sold to unaffiliated insurance companies.

(12)  The Fund's Investment advisor has agreed to waive fees and/or pay the
      Fund's expenses to the extent necessary to prevent the operating expenses of the Class I shares and Class II shares (excluding interest expense, brokerage commissions and other trading expenses, taxes and extraordinary expenses) from exceeding 1.20% and 0.95%, respectively, of the Fund's average daily assets per year at least until May 1, 2018. Expenses borne by the Fund's investment advisor are subject to reimbursement by the Fund up to three years from the date of the fee or expense was incurred, but no reimbursement payment will be made by the Fund at any time if it would result in the Class I share or Class II share expenses (excluding interest expense, brokerage commissions and other trading expenses, taxes and extraordinary expenses) exceeding 1.20% and 0.95%, respectively, of the Fund's average daily net assets per year. The agreement may be terminated by the Trust on behalf of the Fund at any time and by the
      Fund's investment advisor only after May 1, 2018 upon 60 days' written notice.

(13)  The investment manager has contractually agreed in advance to reduce its fees as a result of the fund's investment in a Franklin Templeton money market fund (the "acquired fund") for the next twelve month period.

(14)  Invesco has contractually agreed to waive a portion of the Fund's management fee in an amount equal to the net management fee that Invesco earns on the Fund's investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless
      Invesco continues the fee waiver agreement, it will terminate on June 30,
      2018. During its term, the fee waiver agreement cannot be terminated or amended to reduce the advisory fee waiver without approval of the Board of Trustees.

(15)  The Portfolio's adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund
      Operating Expenses of Class 2 Shares (excluding Acquired Fund Fees and
      Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 0.85% of the average daily net assets. The
      Portfolio may invest in one or more money market funds advised by the
      Adviser or its affiliates (affiliated money market funds). The Fund's adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio's investment in such money market funds. These waivers are in effect through 4/30/2018, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

(16)  The Portfolio's adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund
      Operating Expenses of Class 2 Shares (excluding Acquired Fund Fees and
      Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 1.03% of the average daily net

                                                                              17

  assets. The Portfolio may invest in one or more money market funds advised by the Adviser or its affiliates (affiliated money market funds). The Fund's adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio's investment in such money market funds. These waivers are in effect through
  4/30/2018, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

(17)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.69% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.06% of the
      Fund's average daily net assets for the Standard Class (and 0.41% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(18)  Other expenses were restated to reflect the current fee structure of the fund. The amounts set forth under "Management Fee" and "Other Expenses"
      reflect the aggregate expenses of the Fund and the Master Fund. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund.

(19)  Other expenses were restated to reflect the current fee structure of the fund. The amounts set forth under "Management Fee" and "Other Expenses"
      reflect the aggregate expenses of the Fund and the Master Fund. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund. Lincoln Investment Advisors
      Corporation (the "adviser") has contractually agreed to reimburse the
      Fund to the extent that the Other Expenses of the Fund exceed 0.10% of the average daily net assets of the Service Class II of the Fund. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense Reimbursement was restated
      to reflect the current expense limitation of the fund.

(20)  The amounts set forth under "Management Fee" and "Other Expenses" reflect the aggregate expenses of the Fund and the Master Fund. The Total Annual
      Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund. Other expenses were restated to reflect the current fee structure of the fund.

(21)  Other expenses were restated to reflect the current fee structure of the fund. The amounts set forth under "Management Fee" and "Other Expenses"
      reflect the aggregate expenses of the Fund and the Master Fund. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund.

(22)  Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.06% on the first $250 million of the Fund's average daily net assets;
      0.11% on the next $250 million of the Fund's average daily net assets;
      0.16% on the next $200 million of the Fund's average daily net assets;
      0.17% on the next $50 million of the Fund's average daily net assets; and
      0.22% in excess of $750 million of the Fund's average daily net assets.
      The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE)
      exceed 0.96% of the Fund's average daily net assets for the Standard
      Class (and 1.21% for the Service Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(23)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.11% on the first $750 million of the Fund's average daily net assets; and 0.15% of the Fund's average daily net assets in excess of
      $750 million. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(24)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.67% of the
      Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The
      Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(25)  Other expenses were restated to reflect the current fee structure of the fund. Annualized. Lincoln Investment Advisors Corporation (the "adviser")
      has contractually agreed to reimburse the Fund to the extent that the
      Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.37% of the
      Fund's average daily net assets for the Standard Class (and 0.72% for the
      Service Class). The agreement will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense reimbursement of the Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the
      Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(26)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund.

(27)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.73% of the
      Fund's average daily net assets for the Standard Class (and 0.98% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense limitation of the fund.

(28)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Annualized. Lincoln Investment Advisors
      Corporation (the "adviser") has contractually agreed to reimburse the
      Fund to the extent that the Total Annual Fund Operating Expenses
      (excluding AFFE) exceed 0.37% of the Fund's average daily net assets for the Standard Class (and 0.72% for the Service Class). The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(29)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.64% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to


  the extent that the Total Annual Fund Operating Expenses (excluding AFFE)
  exceed 0.00% of the Fund's average daily net assets for the Standard Class
  (and 0.35% for the Service Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The
  Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(30)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.14% on the first $100 million of the Fund's average daily net assets; 0.09% on the next $400 million of the Fund's daily net assets; 0.085% on the next $1.5 billion of the Fund's daily net assets; and 0.08% of the Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(31)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.12% on the first $25 million of the Fund's average daily net assets; 0.07% on the next $50 million of the Fund's average daily net assets; 0.02% on the next $225 million of the Fund's average daily net assets; 0.04% on the next $300 million of the Fund's average daily net assets; and 0.07% on the next $200 million of the Fund's average daily net assets. This agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Net Annual Fund
      Operating Expenses exceed 0.77% of the Fund's average daily net assets for the Standard Class (and 1.02% for the Service Class). This agreement will continue at least through December 9, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense
      Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(32)  Other expenses were restated to reflect the current fee structure of the fund.

(33)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.66% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Funds average daily net assets for the Standard Class (and 0.45% for Service
      Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(34)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.03% on the first $2 billion of the Fund's average daily net assets; and
      0.05% of the Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(35)  Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. Lincoln
      Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.12% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating
      Expenses (excluding AFFE) exceed 0.71% of the Fund's average daily net assets for the Standard Class (and 0.96% for the Service Class). Both
      agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(36)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.17% of the
      Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.68% of the Funds average daily net assets for the Standard Class (and 0.93% for Service Class).
      Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense
      Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(37)  AFFE is based on estimated amounts for the current fiscal year. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.04% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(38)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.29% of the
      Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.
      Other expenses were restated to reflect the current fee structure of the fund.

(39)  AFFE is based on estimated amounts for the current fiscal year. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund.

(40)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(41)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.43% of the
      Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.42% of the Fund's average daily net assets for the Standard Class (and 0.67% for the Service
      Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser. The Total Annual Fund Operating
      Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating

                                                                              19

  expenses of the Fund and does not include AFFE. Other expenses were restated
  to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver and Expense
  Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(42)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.62% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.05% of the
      Fund's average daily net assets for the Standard Class (and 0.40% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(43)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(44)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.07% of the
      Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.
      Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(45)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.75% of the Fund's average daily net assets for the Standard Class (and 1.00% for the Service
      Class). The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund
      Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include
      AFFE. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(46)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.55% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.07% of the
      Fund's average daily net assets for the Standard Class (and 0.42% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The
      Expense Reimbursement was restated to reflect the current expense limitation of the fund.

(47)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.51% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.14% of the
      Fund's average daily net assets for the Standard Class (and 0.49% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year.

(48)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.05% of the
      Fund's average daily net assets in excess of $250 million. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(49)  Other expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The
      Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.38% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.45% of the
      Fund's average daily net assets for the Standard Class (and 0.70% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(50)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(51)  The Expense Reimbursement was restated to reflect the current expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating
      Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln
      Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating
      Expenses (excluding AFFE) exceed 0.30% of the Fund's average daily net assets for the Standard Class (and 0.55% for the Service Class). The
      agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(52)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.30% of the
      Fund's average daily net assets for the Standard Class (and 0.55% for the
      Service Class). The agreement will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund.

(53)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.65% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the
      Fund's average daily net assets for the Standard Class (and


  0.45% for the Service Class). Both agreements will continue at least through
  April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund.

(54)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.11% on the first $400 million of the Fund's average daily net assets;
      and 0.10% of the Fund's average daily net assets in excess of $400 million. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser.

(55)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.35% of the
      Fund's average daily net assets for the Standard Class (and 0.70% for the
      Service Class). The agreement will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The
      Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(56)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.05% of the Fund's average daily net assets in excess of $500 million.
      The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE and
      Interest Expense) exceed 0.54% of the Fund's average daily net assets for the Standard Class (and 0.79% for the Service Class). Both agreements will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(57)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.62% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the
      Fund's average daily net assets for the Standard Class (and 0.45% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. AFFE is based on estimated amounts for the current fiscal year. Other expenses were restated to reflect the current fee structure of the fund. The Fee Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(58)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.08% of the first $500 million of the Fund's average daily net assets;
      0.122% on the next $1.5 billion of the Fund's average daily net assets and 0.152% of the Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser.

(59)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the
      Fund's average daily net assets for the Standard Class (and 0.45% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Expense
      Reimbursement was restated to reflect the current expense limitation of the fund. Other expenses were restated to reflect the current fee structure of the fund.

(60)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(61)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.07% of the first $50 million of the Fund's average daily net assets and 0.01% on next $450 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(62)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund's average daily net assets and 0.025% on next $50 million of the Fund's average daily net assets and 0.005% on next $400 million of the Fund's average daily net assets The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(63)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(64)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.052% on the first $1 billion of the Fund's average daily net assets; and 0.10% of the
      Fund's average daily net assets in excess of $1 billion. The adviser has also contractually agreed to reimburse the Fund to the extent that the
      Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.41% of the
      Fund's average daily net assets for the Standard Class (and 0.66% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(65)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.53% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the
      Fund's average daily net assets for the Standard Class (and 0.50% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The
      Expense Reimbursement was restated to reflect the current expense limitation of the fund.

                                                                              21

(66)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.08% of the first $50 million of the Fund's average daily net assets and
      0.015% on next $450 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(67)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.47% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the
      Fund's average daily net assets for the Standard Class (and 0.50% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee
      Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund.

(68)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(69)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(70)  Other expenses were restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.065% of the first $50 million of the Fund's average daily net assets.
      The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(71)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.67% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the
      Fund's average daily net assets for the Standard Class (and 0.50% for the
      Service Class). Both agreements will continue at least through April 30,
      2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee
      Waiver and Expense Reimbursement were restated to reflect the current fee waiver and expense limitation of the fund. AFFE is based on estimated amounts for the current fiscal year.

(72)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.45% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(73)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.05% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund.

(74)  Other expenses were restated to reflect the current fee structure of the fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial
      Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the
      "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(75)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.09% of the first $100 million of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.90% of the Fund's average daily net assets for the Standard Class (and 1.15% for the Service Class). Both agreements will continue at least through April
      30, 2018 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other expenses were restated to reflect the current fee structure of the fund. The Fee
      Waiver was restated to reflect the current fee waiver of the Fund.

(76)  Other expenses were restated to reflect the current fee structure of the fund. Annualized. The Total Annual Fund Operating Expenses do not
      correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(77)  MFS has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that
      "Total Annual Fund Operating Expenses" do not exceed 0.88% of the fund's average daily net assets annually for Initial Class shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2018.

(78)  PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the
      PIMCO Cayman Commodity Portfolio I Ltd. (the "CRRS Subsidiary") to PIMCO.
      The CRRS Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO's contract with the CRRS Subsidiary is in place.

(79)  Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights in the fund's Prospectus and in the fund's shareholder report because the ratios in the financial highlights reflect the fund's operating expenses and do not include acquired fund fees and expenses.


(80)  The investment manager has contractually agreed in advance to reduce its fee as a result of the fund's investment in a Franklin Templeton money market fund (the "acquired fund") for the next 12 month period.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees")which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see
Distribution of the Contracts.

EXAMPLES

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.
These costs include Contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The Examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The first Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the EGMDB Death Benefit and Lincoln Market Select (Reg. TM) Advantage at the
guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

The next Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the EGMDB Death Benefit and Lincoln Market Select (Reg. TM) Advantage at the
guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which Annuity Payouts are made. See
Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions
What kind of contract am I buying? It is an individual variable and/or interest adjusted, if applicable, annuity contract between you and Lincoln New York.
This prospectus primarily describes the variable side of the contract.

Your contract may be issued as part of a Fee-Based Financial Plan. A Fee-Based
Financial Plan may be a wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee. We waive sales charges and charge lower mortality and expense risk charges on contracts issued as part of a Fee-Based Financial
Plan.

What is the Variable Annuity Account (VAA)? It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more Subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See
Variable Annuity Account.

                                                                              23

What are Asset Allocation Models? Asset allocation models are designed to assist you and your registered representative in deciding how to allocate your
Purchase Payments among the various Subaccounts. Each model provides a diversified investment portfolio by combining different asset classes to help it reach its stated investment goal. See The Contracts - Asset Allocation
Models.

What are Investment Requirements? If you elect a Living Benefit Rider (except
i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to certain requirements for your Subaccount investments, which means you may be limited in how much you can invest in certain Subaccounts. Different
Investment Requirements apply to different riders. See The Contracts -
Investment Requirements.

What are my investment choices? You may allocate your Purchase Payments to the
VAA or to the fixed account, if available. Based upon your instruction for
Purchase Payments, the VAA applies your Net Purchase Payments to one or more of the Subaccounts, which, in turn, invest in a corresponding underlying fund.
Each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the
Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account -
Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make Net Purchase Payments during the accumulation phase, you buy Accumulation Units on the variable side of the contract and accumulate additional Contract Value through any investments in the fixed account, if available. If you decide to receive an Annuity Payout, your Accumulation Units are converted to Annuity Units. Your Annuity Payouts will be based on the number of Annuity Units you receive and the value of each Annuity Unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge based on the Death Benefit you select. There is an administrative charge in addition to the mortality and expense risk charge. The charges for any riders applicable to your contract will also be deducted from your Contract Value or
Account Value if i4LIFE (Reg. TM) Advantage is elected. See Charges and Other
Deductions.

A front-end load is determined based on the Gross Purchase Payment as it is received. The amount of the sales charge on any current Gross Purchase Payment may be reduced based on the assets accumulated under the terms of the contract.
The sales charge ranges from 5.50% to 1.00% (5.75% to 1.00% for contracts purchased prior to February 8, 2010). The sales charge will be waived for contracts purchased as part of a Fee-Based Financial Plan.

We reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging, portfolio rebalancing and cross-reinvestment transfers. The transfer charge will not be imposed on the first 12 transfers during the Contract Year.

See Expense Tables and Charges and Other Deductions for information regarding additional fees and expenses that may be incurred.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value before the end of the applicable
Guaranteed Period associated with any investments in the fixed account may be subject to the Interest Adjustment, if applicable. See Fixed Side of the
Contract.

Charges may also be imposed during the regular income or Annuity Payout period, including i4LIFE (Reg. TM) Advantage if elected. See The Contracts and Annuity
Payouts.

For more information about the compensation we pay for sales of the contracts, see The Contracts - Distribution of the Contracts.

What Gross Purchase Payments do I make, and how often? Your Gross Purchase
Payments are completely flexible, subject to minimum and maximum Purchase
Payment amounts. For more information, see The Contracts - Purchase Payments.

Am I limited in the amount of Purchase Payments I can make into the contract?
Yes, Purchase Payments totaling $2 million or more are subject to Servicing
Office approval. This amount takes into consideration the total Purchase
Payments for all variable annuity contracts issued by the Company (or its affiliates) (excluding Lincoln Investor Advantage (Reg. TM) contracts) for the same Contractowner, joint owner, and/or Annuitant. Upon providing advance written notice, we reserve the right to further limit, restrict, or suspend
Purchase Payments made to the contract.

If you elect a Living Benefit Rider (other than any version of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit), after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year. If you elect any version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit,
no additional Purchase Payments will be allowed at any time after the Periodic
Income Commencement Date. If you elect i4LIFE (Reg. TM) Advantage without
Guaranteed Income Benefit, no additional Purchase Payments will be allowed after the Periodic Income Commencement Date for nonqualified contracts. For more information about these restrictions and limitations, see The Contracts -
Purchase Payments.

How will my Annuity Payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving Annuity Payouts from your contract as a fixed option or variable option or a combination of both. See Annuity
Payouts - Annuity Options.


Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios, which would decrease the amount applied to any payout option and the related payments.

What happens if I die before I annuitize? The Death Benefit may be paid upon the death of either the Contractowner or the Annuitant. Upon the death of the
Contractowner, your Beneficiary will receive Death Benefit proceeds based upon the Death Benefit you select. Your Beneficiary has options as to how the Death
Benefit is paid. In the alternative, upon the death of the Annuitant the
Contractowner may choose to receive a Death Benefit. See The Contracts - Death
Benefit.

What are the Death Benefit options currently available under my Contract? The
Enhanced Guaranteed Minimum Death Benefit (EGMDB) provides a Death Benefit that is equal to the greatest of: 1) the current Contract Value, 2) the sum of all
Purchase Payments (as adjusted for withdrawals), or 3) the highest Contract
Value on any contract anniversary prior to the 81st birthday of the deceased, and prior to the death of the person for whom a death claim is approved for payment. The Guarantee of Principal Death Benefit provides a Death Benefit that is equal to the greater of the current Contract Value or the sum of all
Purchase Payments (as adjusted for withdrawals). The Account Value Death
Benefit provides a Death Benefit that is equal to the Contract Value as of the
Valuation Date we approve the payment of the death claim. See The Contracts -
Death Benefits for a complete description of each Death Benefit option.

What happens if I die on or after the Annuity Commencement Date? Once you reach the Annuity Commencement Date, any applicable Death Benefit will terminate.

May I transfer Contract Value between variable options and between the variable and fixed sides of the contract? Yes, subject to certain restrictions.
Generally, transfers made before the Annuity Commencement Date are restricted to no more than 12 per Contract Year. The minimum amount that can be transferred to the fixed account is $2,000 (unless the total amount in the
Subaccounts is less than $2,000). If transferring funds from the fixed account to a Subaccount, you may only transfer up to 25% of the total value invested in the fixed account in any 12-month period. The minimum amount that may be transferred is $300. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The
Contracts - Transfers On or Before the Annuity Commencement Date and Transfers
After the Annuity Commencement Date. For further information, see also the
Fixed Side of the Contract.

What are Living Benefit Riders? Living Benefit Riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. These riders offer either a minimum withdrawal benefit (Lincoln SmartSecurity (Reg. TM) Advantage,
Lincoln Lifetime IncomeSM Advantage), an income benefit (Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk), Lincoln Market Select (Reg. TM)
Advantage and Lincoln Lifetime IncomeSM Advantage 2.0) or a minimum Annuity
Payout (4LATER (Reg. TM) Select Advantage, 4LATER (Reg. TM) Advantage (Managed
Risk), 4LATER (Reg. TM) Advantage and i4LIFE (Reg. TM) Advantage with or without the Guaranteed Income Benefit). If you select a Living Benefit Rider, you will be subject to Investment Requirements (unless you elect i4LIFE (Reg.
TM) Advantage without Guaranteed Income Benefit). Excess Withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), as they may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess
Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess Withdrawal will have on any guarantees under the Living Benefit Rider. Any guarantees under the contract that exceed your Contract Value are subject to our financial strength and claims-paying ability. We reserve the right to discontinue offering any of the Living Benefit
Riders at any time. This means that there is a chance that you may not be able to elect these Living Benefit Riders in the future (unless you are guaranteed the right to elect i4LIFE (Reg. TM) Advantage under the terms of your contract or i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit under the terms of another Living Benefit Rider). In addition, we may make different versions of the Living Benefit Riders available.

Which Living Benefit Riders are currently available? The riders that are currently available are: Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
Risk), Lincoln Market Select (Reg. TM) Advantage, 4LATER (Reg. TM) Select
Advantage, i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) and i4LIFE (Reg.
TM) Advantage (without Guaranteed Income Benefit). Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) is available for election only at the time the contract is purchased, unless your contract was issued prior to August 26,
2013. Lincoln Market Select (Reg. TM) Advantage is available to new
Contractowners and to current Contractowners who wish to terminate their
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider. 4LATER (Reg. TM)
Select Advantage is available to new Contractowners and to current
Contractowners who wish to terminate their 4LATER (Reg. TM) Advantage (Managed
Risk) rider. The following Living Benefit Riders are no longer available for purchase: Lincoln Lifetime IncomeSM Advantage, Lincoln Lifetime IncomeSM
Advantage 2.0, Lincoln SmartSecurity (Reg. TM) Advantage, 4LATER (Reg. TM)
Advantage (Managed Risk) and 4LATER (Reg. TM) Advantage. Prior versions of
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit are unavailable unless otherwise guaranteed under a rider you have purchased.

What is Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)? Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk) is an optional rider that you may purchase which provides annual guaranteed periodic withdrawals up to a guaranteed amount based on an Income Base, a 5% Enhancement to the Income Base
(less Purchase Payments received in the preceding Benefit Year) or an Automatic
Annual Step-up to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount, subject to certain conditions. See the Living
Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) section of this prospectus for more information. Withdrawals may be made up to the
Guaranteed Annual Income amount as long as that amount is greater than

                                                                              25

zero. To continue these payments for life, you must elect i4LIFE (Reg. TM)
Advantage or an Annuity Payout option under this contract. To continue these payments for life, you must elect i4LIFE (Reg. TM) Advantage or an Annuity
Payout option under this contract. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent
Purchase Payments, 5% Enhancements to the Income Base (less Purchase Payments received in the preceding Benefit Year), and Automatic Annual Step-ups to the
Income Base and is decreased by Excess Withdrawals in accordance with provisions described in this prospectus. Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) is available for election only at the time the contract is purchased, unless the contract was issued prior to August 26, 2013. You cannot simultaneously elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
with any other Living Benefit Rider. There is an additional charge for this rider, and you will be subject to Investment Requirements. See Charges and
Other Deductions - Rider Charges, The Contracts - Investment Requirements and
Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

What is Lincoln Market Select (Reg. TM) Advantage? Lincoln Market Select (Reg.
TM) Advantage is an optional rider that you may purchase which provides annual guaranteed periodic withdrawals up to a guaranteed amount based on an Income
Base, a 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year), or an Automatic Annual Step-up to the Income Base,
and age-based increases to the guaranteed periodic withdrawal amount, subject to certain conditions. See the Living Benefit Riders - Lincoln Market Select
(Reg. TM) Advantage section of this prospectus for more information.
Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. To continue these payments for life, you must elect i4LIFE (Reg. TM) Advantage or an Annuity Payout option under this contract. The Income Base is not available as a separate benefit upon death or surrender, and is increased by subsequent Purchase Payments, 5% Enhancements
(less Purchase Payments received in the preceding Benefit Year), and Automatic
Annual Step-ups, and is decreased by Excess Withdrawals in accordance with provisions described in this prospectus. Lincoln Market Select (Reg. TM)
Advantage is available to new Contractowners and to current Contractowners who wish to terminate their Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
rider. You cannot simultaneously elect Lincoln Market Select (Reg. TM)
Advantage with any other Living Benefit Rider. There is an additional charge for this rider and you will be subject to Investment Requirements. See Charges and Other Deductions - Rider Charges, The Contracts - Investment Requirements,
and Living Benefit Riders - Lincoln Market Select (Reg. TM) Advantage.

What is 4LATER (Reg. TM) Select Advantage? 4LATER (Reg. TM) Select Advantage is
an optional rider that you may purchase that provides an Income Base which may be used to establish the amount of the Guaranteed Income Benefit upon election of i4LIFE (Reg. TM) Advantage. If you elect 4LATER (Reg. TM) Select Advantage, you must later elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit to receive a benefit from 4LATER (Reg. TM) Select Advantage. 4LATER
(Reg. TM) Select Advantage is available to new Contractowners and to current
Contractowners who wish to terminate their 4LATER (Reg. TM) Advantage (Managed
Risk) rider. You cannot simultaneously elect 4LATER (Reg. TM) Select Advantage with any other Living Benefit Rider. There is an additional charge for this rider, and you will be subject to Investment Requirements. See Charges and
Other Deductions - Rider Charges, The Contracts - Investment Requirements, and
Living Benefit Riders - 4LATER (Reg. TM) Select Advantage.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an Annuity
Payout option, available for purchase at an additional charge, that provides periodic variable lifetime income payments. During the Access Period, you have access to your Account Value, which means you have a Death Benefit and may surrender the contract or make withdrawals. For an additional charge, you may purchase a minimum payout floor, the Guaranteed Income Benefit. The charge is imposed only during the i4LIFE (Reg. TM) Advantage payout phase, and is based on the i4LIFE (Reg. TM) Advantage Death Benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What is i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit? The Guaranteed
Income Benefit provides a minimum payout floor for your i4LIFE (Reg. TM)
Advantage Regular Income Payments. The Guaranteed Income Benefit may be
purchased when you elect i4LIFE (Reg. TM) Advantage or any time during the
Access Period, subject to terms and conditions at that time. The minimum floor is based on the Contract Value at the time you elect i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit. If you previously elected a Living Benefit Rider, your Income Base or Guaranteed Amount under that rider may be used to establish the amount of the initial Guaranteed Income Benefit at the time you transition to i4LIFE (Reg. TM) Advantage. There is an additional charge for this rider, and you will be subject to Investment Requirements. See The Contracts -
Investment Requirements, Living Benefit Riders - Guaranteed Income Benefit with
i4LIFE (Reg. TM) Advantage, Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
Risk), Lincoln Market Select (Reg. TM) Advantage, 4LATER (Reg. TM) Select
Advantage, and Appendix D - Lincoln Lifetime IncomeSM Advantage, Lincoln
SmartSecurity (Reg. TM) Advantage, 4LATER (Reg. TM) Advantage (Managed Risk),
4LATER (Reg. TM) Advantage Guaranteed Income Benefit. i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit and i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk) are the only versions of this rider available for purchase unless you are guaranteed the right to elect a prior version under another Living Benefit Rider.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) additional tax may apply. A surrender or a withdrawal also may be subject to 20% withholding. See The Contracts -
Surrenders and Withdrawals and Federal Tax Matters.

Can I cancel this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our Servicing Office. You assume the risk of any market drop on Purchase Payments you allocate to the variable side of the contract.
See Return Privilege.


Condensed Financial Information
Appendixes A, B and C to this prospectus provide more information about
Accumulation Unit values.

Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market
Subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to the contract fees and expenses, the yields of any Subaccount investing in a money market fund may also become extremely low and possibly negative.

The money market yield figure and annual performance of the Subaccounts are based on past performance and do not indicate or represent future performance.

Lincoln Life & Annuity Company of New York
Lincoln New York (the Company) is a stock life insurance company chartered in
New Jersey in 1897 and redomesticated to New York on April 2, 2007. Lincoln New
York is a subsidiary of The Lincoln National Life Insurance Company (Lincoln
Life). Lincoln Life is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities.
Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana.
Lincoln New York is obligated to pay all amounts promised to Contractowners under the contracts.

Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. The fixed account is not currently available except for use with dollar-cost averaging. See The Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your Contract Value, such as those associated with Death Benefit options and Living Benefit Riders are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of Contract Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

We issue other types of insurance policies and financial products as well. In addition to any amounts we are obligated to pay in excess of Contract Value under the contracts, we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the
Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other Contractowner obligations.

The general account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our
Contractowners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective
Contractowners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally
Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would

                                                                              27

like a free copy of the SAI, please write to us at: PO Box 2348, Fort Wayne, IN
46801-2348, or call 1-888-868-2583. In addition, the SAI is available on the
SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the SAI.

Lincoln Financial Group is the marketing name for Lincoln National Corporation
(NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b)
plans, and comprehensive financial planning and advisory services.

Variable Annuity Account (VAA)
On March 11, 1999, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act).
The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct.
Income, gains and losses, whether realized or not, from assets allocated to the
VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln New York. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the Contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts allocated to the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their Subaccounts, and they offer different benefits.

Financial Statements
The December 31, 2016 financial statements of the VAA and the December 31, 2016 financial statements of Lincoln New York are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.

Investments of the Variable Annuity Account
You decide the Subaccount(s) to which you allocate Net Purchase Payments. There is a separate Subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.

Investment Advisers

As compensation for its services to the funds, each investment adviser for each fund receives a fee from the funds which is accrued daily and paid monthly.
This fee is based on the net assets of each fund, as defined in the prospectuses for the funds.

Certain Payments We Receive with Regard to the Funds

We (and/or our affiliates) incur expenses in promoting, marketing, and administering the contracts and the underlying funds. With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate) for certain services we provide on behalf of the funds. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders;
providing Contractowners with statements showing their positions within the funds; processing dividend payments; providing subaccounting services for shares held by Contractowners; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Contractowners. It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some advisers and/or distributors may pay us significantly more than other advisers and/or distributors and the amount we receive may be substantial. These percentages currently range up to 0.50%, and as of the date of this prospectus, we were receiving payments from most fund families. We (or our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through


their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

In addition to the payments described above, most of the funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans) for the marketing and distribution of fund shares. The payment rates range up to 0.55% based on the amount of assets invested in those funds.
Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the fund's investment return. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.

Description of the Funds

Each of the Subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, the capability and qualification of each sponsoring investment firm, and whether the fund is affiliated with us. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We may also consider the ability of the fund to help manage volatility and our risks associated with the guarantees we provide under the contract and under optional riders, especially the Living Benefit Riders.
We review each fund periodically after it is selected. We reserve the right to remove a fund or restrict allocation of additional Purchase Payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant Contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return.
These arrangements are referred to as funds of funds or master-feeder funds, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to
Contractowners and/or suggest that Contractowners consider whether allocating some or all of their Contract Value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your contract.

Certain funds may employ risk management strategies to provide for downside protection during sharp downward movements in equity markets. These strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The Death Benefits and Living Benefit Riders offered under the contract also provide protection in the event of a market downturn.
Likewise, there are additional costs associated with the Death Benefits and
Living Benefit Riders, which can limit the contract's upside participation in the markets. Many of these funds are included in the Investment Requirements associated with the Living Benefit Riders. Risk management strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. For more information on these funds and their risk management strategies, please see the Investment Requirements section of this prospectus. You should contact the Home Office or consult with your registered representative to determine which combination of investment choices and Death Benefit and/or Living Benefit
Rider purchases (if any) are appropriate for you.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for each fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds), advised by
Invesco Advisers, Inc.

   oInvesco V.I. Equally-Weighted S&P 500 Fund (Series II Shares): To seek to achieve a high level of total return on its assets through a combination of capital appreciation and current income.

                                                                              29

     oInvesco V.I. International Growth Fund (Series II Shares): Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein,
    L.P.

     oAB VPS Global Thematic Growth Portfolio (Class B): Long-term growth of capital.

     oAB VPS Small/Mid Cap Value Portfolio (Class B): Long-term growth of capital.

ALPS Variable Investment Trust, advised by ALPS Advisors, Inc.

     oALPS/Stadion Core ETF Portfolio (Class III): Capital appreciation; a fund of funds.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

American Century Variable Portfolios, Inc., advised by American Century
    Investment Management, Inc.

   oAmerican Century VP Balanced Fund (Class II): Long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.

     oAmerican Century VP Large Company Value Fund (Class II): Long-term capital growth. Income is a secondary objective.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

American Funds Insurance Series (Reg. TM), advised by Capital Research and
    Management Company

     oGlobal Growth Fund (Class 2): Long-term growth of capital.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oGlobal Small Capitalization Fund (Class 2): Long-term capital growth.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oGrowth Fund (Class 2): Growth of capital.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oGrowth-Income Fund (Class 2): Long-term growth of capital and income.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oInternational Fund (Class 2): Long-term growth of capital.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC

     oBlackRock Global Allocation V.I. Fund (Class III): High total investment return.

Delaware VIP (Reg. TM) Trust, advised by Delaware Management Company(1)

     oDiversified Income Series (Service Class): Maximum long-term total return consistent with reasonable risk.

     oEmerging Markets Series (Service Class): Long-term capital appreciation.

     oHigh Yield Series (Service Class): Total return and, as a secondary objective, high current income.
    This fund is not available in contracts issued on or after November 15,
    2010. For contracts purchased as part of a Fee-Based Financial Plan, this fund is not available on or after June 29, 2010.

     oLimited-Term Diversified Income Series (Service Class): Maximum total return, consistent with reasonable risk.

     oREIT Series (Service Class): Maximum long-term total return, with capital appreciation as a secondary objective.

     oSmall Cap Value Series (Service Class): Capital appreciation.

     oSmid Cap Core Series (Service Class): Long-term capital appreciation.
     (formerly Smid Cap Growth Series)

     oU.S. Growth Series (Service Class): Long-term capital appreciation.

     oValue Series (Service Class): Long-term capital appreciation.

Deutsche Variable Series II, advised by Deutsche Investment Management
    Americas, Inc.

     oDeutsche Alternative Asset Allocation VIP Portfolio (Class B): Capital
appreciation; a fund of funds.


Fidelity (Reg. TM) Variable Insurance Products, advised by Fidelity Management and Research Company

     oContrafund (Reg. TM) Portfolio (Service Class 2): Long-term capital appreciation.

     oFundsManager (Reg. TM) 50% Portfolio (Service Class 2): High total return; a fund of funds.

     oGrowth Portfolio (Service Class 2): To achieve capital appreciation.

     oMid Cap Portfolio (Service Class 2): Long-term growth of capital.

First Trust Variable Insurance Trust, advised by First Trust Advisors, L.P.

   oFirst Trust/Dow Jones Dividend & Income Allocation Portfolio (Class I): To
     provide total return by allocating among dividend-paying stocks and investment grade bonds.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin
Advisers, Inc. for the Franklin Income VIP Fund, by Templeton Global Advisors
Limited for the Templeton Global Bond VIP Fund, and by Franklin Mutual
Advisors, LLC for the Franklin Mutual Shares VIP Fund.

     oFranklin Income VIP Fund (Class 2): To maximize income while maintaining prospects for capital appreciation.
     This fund is not available in contracts issued on or after January 9,
    2017.

     oFranklin Income VIP Fund (Class 4): To maximize income while maintaining prospects for capital appreciation.
     This fund is not available in contracts issued before January 9, 2017.

     oFranklin Mutual Shares VIP Fund (Class 2): Capital appreciation; income is a secondary consideration.
     This fund is not available in contracts issued on or after January 9,
    2017.

     oFranklin Mutual Shares VIP Fund (Class 4): Capital appreciation; income is a secondary consideration.
     This fund is not available in contracts issued before January 9, 2017.

   oTempleton Global Bond VIP Fund (Class 2): High current income consistent with preservation of capital; capital appreciation is a secondary objective.
     This fund is not available in contracts issued on or after January 9,
    2017.

JPMorgan Insurance Trust, advised by J.P. Morgan Investment Management Inc.

   oJPMorgan Insurance Trust Core Bond Portfolio (Class 2): To maximize total return by investing primarily in a diversified portfolio of intermediate-
    and long-term debt securities.

     oJPMorgan Insurance Trust Global Allocation Portfolio (Class 2): Maximize
long-term total return.
     This fund is not available in contracts issued on or after January 9,
    2017.

Legg Mason Partners Variable Equity Trust, advised by Legg Mason Partners Fund
    Advisor, LLC.

     oClearBridge Variable Large Cap Growth Portfolio (Class II): Long-term growth of capital.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

     oClearBridge Variable Mid Cap Portfolio (Class II): Long-term growth of capital.

     oQS Variable Conservative Growth (Class II): Balance of growth of capital and income.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment
    Advisors Corporation.

     oLVIP American Century Select Mid Cap Managed Volatility Fund (Service
Class): Capital appreciation; a fund of funds.

     oLVIP American Global Growth Fund (Service Class II): Long-term growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American Global Small Capitalization Fund (Service Class II):
Long-term growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American Growth Fund (Service Class II): Growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American Growth-Income Fund (Service Class II): Long-term growth of capital and income; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP American International Fund (Service Class II): Long-term growth of capital; a master-feeder fund.
     This fund is not available in contracts issued before November 15, 2010.

     oLVIP Baron Growth Opportunities Fund (Service Class): Capital
appreciation.

   oLVIP BlackRock Dividend Value Managed Volatility Fund (Service Class):
     Reasonable income by investing primarily in income-producing equity securities.

                                                                              31

     oLVIP BlackRock Global Allocation V.I. Managed Risk Fund (Service Class):
Capital appreciation; a fund of funds.

   oLVIP BlackRock Global Growth ETF Allocation Managed Risk Fund (Service
    Class): A balance between current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP BlackRock Inflation Protected Bond Fund (Service Class): To maximize real return, consistent with preservation of real capital and prudent investment management.

     oLVIP BlackRock Scientific Allocation Fund (Service Class): Total return.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

   oLVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund (Service
    Class): A balance between current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

     oLVIP Blended Core Equity Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

   oLVIP Blended Large Cap Growth Managed Volatility Fund (Service Class):
    Long-term growth of capital in a manner consistent with the preservation of capital.

     oLVIP Blended Mid Cap Managed Volatility Fund (Service Class): Capital
appreciation.

   oLVIP Clarion Global Real Estate Fund (Service Class): Total return through a combination of current income and long-term capital appreciation.

     oLVIP ClearBridge Large Cap Managed Volatility Fund (Service Class):
Long-term capital appreciation; a fund of funds.

     oLVIP Delaware Bond Fund (Service Class)(1): Maximum current income
(yield) consistent with a prudent investment strategy.

     oLVIP Delaware Diversified Floating Rate Fund (Service Class)(1): Total
return.

     oLVIP Delaware Social Awareness Fund (Service Class)(1): To maximize long-term capital appreciation.

     oLVIP Delaware Special Opportunities Fund (Service Class)(1): To maximize long-term capital appreciation.

   oLVIP Delaware Wealth Builder Fund (Service Class)(1): To provide a responsible level of income and the potential for capital appreciation.
     (formerly LVIP Delaware Foundation (Reg. TM) Aggressive Allocation Fund)
    This fund is not available in contracts issued on or after June 30, 2009, but will reopen for all contracts on or about May 22, 2017.

     oLVIP Dimensional International Core Equity Fund (Service Class):
Long-term capital appreciation.

   oLVIP Dimensional International Equity Managed Volatility Fund (Service
    Class): Long-term capital appreciation; a fund of funds.

     oLVIP Dimensional U.S. Core Equity 1 Fund (Service Class): Long-term capital appreciation.

     oLVIP Dimensional U.S. Core Equity 2 Fund (Service Class): Long-term capital appreciation.

     oLVIP Dimensional U.S. Equity Managed Volatility Fund (Service Class):
Long-term capital appreciation; a fund of funds.

   oLVIP Dimensional/Vanguard Total Bond Fund (Service Class): Total return consistent with preservation of capital; a fund of funds.

     oLVIP Franklin Templeton Global Equity Managed Volatility Fund (Service
Class): Long-term capital growth.

     oLVIP Franklin Templeton Multi-Asset Opportunities Fund (Service Class):
Long-term growth of capital.

     oLVIP Franklin Templeton Value Managed Volatility Fund (Service Class):
Capital appreciation; a fund of funds.

   oLVIP Global Conservative Allocation Managed Risk Fund (Service Class): A
    high level of current income with some consideration given to growth of capital; a fund of funds.

   oLVIP Global Growth Allocation Managed Risk Fund (Service Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

     oLVIP Global Income Fund (Service Class): Current income consistent with preservation of capital.

   oLVIP Global Moderate Allocation Managed Risk Fund (Service Class): A
    balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

     oLVIP Goldman Sachs Income Builder Fund (Service Class): To seek a balance of current income and capital appreciation.

   oLVIP Government Money Market Fund (Service Class): Current income while
    (i) maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment
    (preservation of capital).

   oLVIP Invesco Diversified Equity-Income Managed Volatility Fund (Service
    Class): Capital appreciation and current income; a fund of funds.

     oLVIP Invesco Select Equity Managed Volatility Fund (Service Class):
Capital appreciation; a fund of funds.


   oLVIP JPMorgan High Yield Fund (Service Class): A high level of current income; capital appreciation is the secondary objective.

     oLVIP JPMorgan Select Mid Cap Value Managed Volatility Fund (Service
Class): Long-term capital appreciation.

     oLVIP JPMorgan Retirement Income Fund (Service Class): Current income and some capital appreciation.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

   oLVIP Managed Risk Profile 2010 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

   oLVIP Managed Risk Profile 2020 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

   oLVIP Managed Risk Profile 2030 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

   oLVIP Managed Risk Profile 2040 Fund (Service Class): The highest total return over time with an increased emphasis on capital preservation as the target date approaches; a fund of funds.
     This fund is not available in contracts issued on or after June 30, 2009.

     oLVIP MFS International Equity Managed Volatility Fund (Service Class):
Capital appreciation; a fund of funds.

     oLVIP MFS International Growth Fund (Service Class): Long-term capital appreciation.

     oLVIP MFS Value Fund (Service Class): Capital appreciation.

   oLVIP Mondrian International Value Fund (Service Class): Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.

     oLVIP Multi-Manager Global Equity Managed Volatility Fund (Service Class):
Long-term growth of capital; a fund of funds.

   oLVIP PIMCO Low Duration Bond Fund (Service Class): To seek a high level of current income consistent with preservation of capital.

     oLVIP Select Core Equity Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

   oLVIP SSGA Bond Index Fund (Service Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays
    Capital U.S. Aggregate Index.

   oLVIP SSGA Conservative Index Allocation Fund (Service Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.

   oLVIP SSGA Conservative Structured Allocation Fund (Service Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.

     oLVIP SSGA Developed International 150 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA Emerging Markets 100 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA Global Tactical Allocation Managed Volatility Fund (Service
Class): Long-term growth of capital; a fund of funds.

   oLVIP SSGA International Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.

     oLVIP SSGA International Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

     oLVIP SSGA Large Cap 100 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA Large Cap Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

   oLVIP SSGA Mid-Cap Index Fund (Service Class): To seek to approximate as closely as practicable, before fees and expenses, the performance of a broad market index that emphasizes stocks of mid-sized U.S. companies.

   oLVIP SSGA Moderate Index Allocation Fund (Service Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP SSGA Moderate Structured Allocation Fund (Service Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

   oLVIP SSGA Moderately Aggressive Index Allocation Fund (Service Class): A
    balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP SSGA Moderately Aggressive Structured Allocation Fund (Service
    Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

                                                                              33

   oLVIP SSGA S&P 500 Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500
    Index.

   oLVIP SSGA Small-Cap Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell
    2000 (Reg. TM) Index, which emphasizes stocks of small U.S. companies.

     oLVIP SSGA Small-Mid Cap 200 Fund (Service Class): To maximize long-term capital appreciation.

     oLVIP SSGA SMID Cap Managed Volatility Fund (Service Class): Capital
appreciation; a fund of funds.

     oLVIP T. Rowe Price Growth Stock Fund (Service Class): Long-term capital growth.

     oLVIP T. Rowe Price Structured Mid-Cap Growth Fund (Service Class): To
maximize capital appreciation.

   oLVIP U.S. Growth Allocation Managed Risk Fund (Service Class): High level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

     oLVIP Vanguard Domestic Equity ETF Fund (Service Class): Long-term capital appreciation; a fund of funds.

     oLVIP Vanguard International Equity ETF Fund (Service Class): Long-term capital appreciation; a fund of funds.

     oLVIP Wellington Capital Growth Fund (Service Class): Capital growth.

     oLVIP Wellington Mid-Cap Value Fund (Service Class): Long-term capital appreciation.

     oLVIP Western Asset Core Bond Fund (Service Class): Maximize total return.
     This fund will be available on or about May 22, 2017. Consult your registered representative.

MFS (Reg. TM) Variable Insurance Trust, advised by Massachusetts Financial
    Services Company

     oMFS (Reg. TM) VIT Growth Series (Service Class): Capital appreciation.

     oMFS (Reg. TM) VIT Total Return Series (Service Class): Total return.

     oMFS (Reg. TM) VIT Utilities Series (Service Class): Total return.

PIMCO Variable Insurance Trust, advised by PIMCO

   oPIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio (Advisor
    Class): Maximum real return, consistent with prudent investment management.
     This fund is not available in contracts issued on or after January 9,
    2017.

Putnam Variable Trust, advised by Putnam Investment Management, LLC

   oPutnam VT George Putnam Balanced Fund (Class IB): Balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.

(1)   Investments in Delaware Investments VIP Series, Delaware Funds, LVIP
      Delaware Funds or Lincoln Life accounts managed by Delaware Investment
      Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN
      46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No
      Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.

Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate Subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay Annuity Payouts, Death Benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one Subaccount to another, we may redeem shares held in the first Subaccount and purchase shares of the other.
Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the Subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various Contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to Contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to Contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all Contractowners or only for certain classes of Contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Contractowners.

Substitutions may be made with respect to existing investments or the investment of future Purchase Payments, or both. We may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We may also:
o remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
o transfer assets supporting the contracts from one Subaccount to another or from the VAA to another separate account;
o combine the VAA with other separate accounts and/or create new separate accounts;
o deregister the VAA under the 1940 Act; and
o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the
Subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
o processing applications for and issuing the contracts;
o processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
o maintaining records;
o administering Annuity Payouts;
o furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
o reconciling and depositing cash receipts;
o providing contract confirmations;
o providing toll-free inquiry services; and
o furnishing telephone and other electronic surrenders, withdrawals and fund transfer services.

The risks we assume include:
o the risk that lifetime payments to individuals from Living Benefit Riders will exceed the Contract Value;
o the risk that Death Benefits paid will exceed the actual Contract Value;
o the risk that, if a Guaranteed Income Benefit rider is in effect, the required Regular Income Payments will exceed the Account Value;
o the risk that Annuitants upon which Annuity Payouts are based live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); and
o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of

                                                                              35

proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA

For the base contract, we apply to the average daily net asset value of the
Subaccounts a charge which is equal to an annual rate of:

                                                                      Guarantee of    Enhanced Guaranteed
                                                    Account Value   Principal Death      Minimum Death
                                                    Death Benefit       Benefit         Benefit (EGMDB)
                                                   --------------- ----------------- --------------------

      Mortality and expense risk charge...........     0.65%            0.70%               0.95%
      Administrative charge.......................     0.10%            0.10%               0.10%
                                                        ----             ----                ----
      Total annual charge for each Subaccount.....     0.75%            0.80%               1.05%

For contracts purchased as part of a Fee-Based Financial Plan prior to May 22,
2017, we apply to the daily asset value of the Subaccounts a charge which is equal to an annual rate of:

                                                                      Guarantee of    Enhanced Guaranteed
                                                    Account Value   Principal Death      Minimum Death
                                                    Death Benefit       Benefit        Benefit (EGMDB)**
                                                   --------------- ----------------- --------------------

      Mortality and expense risk charge...........     0.50%            0.55%               0.80%
      Administrative charge.......................     0.10%            0.10%               0.10%
                                                        ----             ----                ----
      Total annual charge for each Subaccount.....     0.60%            0.65%               0.90%

For contracts purchased as part of a Fee-Based Financial Plan on or after May
22, 2017, we apply to the daily asset value of the Subaccounts a charge which is equal to an annual rate of:

                                                                      Guarantee of    Enhanced Guaranteed
                                                    Account Value   Principal Death      Minimum Death
                                                    Death Benefit       Benefit         Benefit (EGMDB)
                                                   --------------- ----------------- --------------------

      Mortality and expense risk charge...........     0.10%            0.20%               0.45%
      Administrative charge.......................     0.10%            0.10%               0.10%
                                                        ----             ----                ----
      Total annual charge for each Subaccount.....     0.20%            0.30%               0.55%

Sales Charge

A front-end load, or sales charge, will be applied to all initial and subsequent Gross Purchase Payments that you make. We deduct the sales charge from each Gross Purchase Payment before it is allocated to a Subaccount and/or fixed account. The sales charge is a percentage of each Gross Purchase Payment and is based on the owner's investment amount at the time each Gross Purchase
Payment is made.

For contracts purchased on or after November 15, 2010, the sales charge is calculated according to the following scale:

Owner's Investment                 Sales Charge
--------------------------------- -------------

      $0 - $49,999...............     5.50%
      $50,000 - $99,999..........     4.50%
      $100,000 - $249,999........     3.50%
      $250,000 - $499,999........     2.50%
      $500,000 - $999,999........     2.00%
      $1,000,000 or greater......     1.00%

The owner's investment is defined, in accordance with our procedures, as the sum of the Contract Value plus the amount of the current Gross Purchase Payment you are making into this contract.

If you intend to make additional Purchase Payments within thirteen months from the date you purchase the contract, you might be able to lower the sales charge you pay by indicating in a Letter of Intent, the total amount of Purchase
Payments you intend to make in the thirteen months from the date you purchase your contract. On the date you purchase your contract, we will deduct a sales charge based on the total amount you plan to invest over the following thirteen months (rather than on the amount of the actual Purchase Payment), if that sales charge is less than the sales charge based on your initial Purchase
Payment. For example, if your initial Purchase Payment is $90,000, and you have submitted a Letter of Intent that indicates your intent to invest an additional
$10,000 during the next thirteen months (for total Purchase Payments equal to
$100,000), the sales charge will be calculated based on the assumed $100,000 investment (which qualifies for a sales charge of 3.50%) instead of your actual initial Purchase Payment of $90,000 (which


qualifies for a sales charge of 4.50%). When you purchase your contract, a sales charge of 3.50% will be applied against your $90,000 initial Purchase
Payment, and once you make the $10,000 additional Purchase Payment as indicated
in your Letter of Intent, another 3.50% sales charge will be applied against the $10,000 Purchase Payment. If you do not make the amount of Purchase
Payments stated in the Letter of Intent during the thirteen month period, we will recalculate the sales charge based on the actual amount of Purchase
Payments we received in the thirteen month period. If you owe us additional money, we will deduct this amount proportionately from the fixed account and each Subaccount of your Contract Value by the tenth business day of the fourteenth month from the initial Purchase Payment. If you make a subsequent purchase into this contract, we may also accept a Letter of Intent for another thirteen month period. We reserve the right to discontinue this option at any time after providing notice to you.

The sales charge will be waived for contracts purchased as part of a Fee-Based
Financial Plan.

Refer to the end of this section for Sales Charge Information for contracts issued prior to November 15, 2010.

Account Fee

During the accumulation period, we will deduct an account fee of $20 or $50 for contracts purchased as part of a Fee-Based Financial Plan on and after May 22,
2017, from the Contract Value on each contract anniversary to compensate us for the administrative services provided to you; this account fee will also be deducted from the Contract Value upon surrender. The account fee will be waived after the fifteenth Contract Year unless your purchased your contract as part of a Fee-Based Financial Plan on and after May 22, 2017. The account fee will be waived for any contract with a Contract Value that is equal to or greater than $50,000 on the contract anniversary (or date of surrender). There is no account fee on contracts issued to individuals who purchased the contract as part of a Fee-Based Financial Plan prior to May 22, 2017.

Transfer Fee

We reserve the right to charge a fee of up to $25 for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging, portfolio rebalancing and cross-reinvestment transfers. The transfer charge will not be imposed on the first 12 transfers during the Contract Year.

Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. The deduction of a rider charge will be noted on your quarterly statement.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) Charge. While this rider is in effect, there is a charge for Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk). The current annual rider charge rate is 1.05% (0.2625%
quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
single life option and 1.25% (0.3125% quarterly) for the Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) joint life option. The charge rate for
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) also applies to an older version of this rider, Lincoln Lifetime IncomeSM Advantage 2.0, which is no longer available for purchase.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Gross Purchase Payments, Automatic Annual Step-ups, and 5%
Enhancements, and decreased for Excess Withdrawals. We will deduct the cost of this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the
Income Base increases or decreases, because the charge is based on the Income
Base. Refer to Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) - Income Base for a discussion and example of the impact of the changes to the Income Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.00%. If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the
Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase
Payments or Excess Withdrawals. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of subsequent Automatic Annual
Step-ups.

The 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) occurs if a 10-year Enhancement Period is in effect as described further in the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
section. During the first ten Benefit Years, an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge. After the tenth
Benefit Year anniversary, the annual rider charge rate may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge rate will never exceed the guaranteed maximum annual charge rate of 2.00%. If your charge rate is increased, you may opt out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the 5% Enhancement, the charge rate and the Income Base will return to the value they were immediately prior to the 5% Enhancement,

                                                                              37

adjusted for additional Purchase Payments or Excess Withdrawals, if any. This
opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5% Enhancement.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt out of this rider charge rate increase. See Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) - Income Base.

The rider charge will be discontinued upon termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death) or surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

If the Contract Value is reduced to zero, no further rider charge will be deducted.

Lincoln Market Select (Reg. TM) Advantage Charge. While this rider is in effect, there is a charge for Lincoln Market Select (Reg. TM) Advantage which is deducted quarterly. The current initial annual rider charge rate is 1.25%
(0.3125% quarterly) for the single life option and 1.50% (0.3750% quarterly)
for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments, Automatic Annual Step-ups and 5% Enhancements,
and as decreased for Excess Withdrawals. We will deduct the charge for this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the quarterly anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount on the Valuation Date the rider charge is assessed.
The amount we deduct will increase or decrease as the Income Base increases or decreases because the charge is based on the Income Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45% joint life option). If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase Payments or Excess Withdrawals, if any. This opt-out
will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of subsequent Automatic Annual Step-ups.

The 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) occurs if a 10-year Enhancement Period is in effect as described further in the Lincoln Market Select (Reg. TM) Advantage section.
During the first ten Benefit Years, an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge. After the tenth Benefit
Year anniversary, the annual rider charge rate may increase each time the
Income Base increases as a result of the 5% Enhancement, but the charge rate will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45%
joint life option). If your charge rate is increased, you may opt out of the 5%
Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the 5% Enhancement, the charge rate and the Income Base will return to the value they were immediately prior to the 5% Enhancement, adjusted for additional Purchase Payments or Excess Withdrawals, if any. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5% Enhancement.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge rate increase. See Living Benefit Riders - Lincoln Market Select (Reg. TM)
Advantage - Income Base.

The rider charge will be discontinued upon the termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

If the Contract Value is reduced to zero, no further rider charge will be deducted.

4LATER (Reg. TM) Select Advantage Charge. While this rider is in effect, there is a charge for 4LATER (Reg. TM) Select Advantage which is deducted quarterly.
The current initial annual rider charge rate is 1.25% (0.3125% quarterly) for the single life option and 1.50% (0.3750% quarterly) for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased by subsequent Purchase Payments, 5% Enhancements, and Automatic Annual Step-ups,
and as decreased for withdrawals. We will deduct the charge for this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in


proportion to the value in each Subaccount on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the
Income Base increases or decreases because the charge is based on the Income
Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45% joint life option). If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase Payments or withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of the subsequent
Automatic Annual Step-ups.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge rate increase. See the Living Benefit Riders - 4LATER (Reg. TM) Select
Advantage - Income Base section of this prospectus for more information.

The rider charge will be discontinued upon the termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

i4LIFE (Reg. TM) Advantage Charge. While this rider is in effect, there is a daily charge for i4LIFE (Reg. TM) Advantage that is based on your Account
Value. The initial Account Value is your Contract Value on the Valuation Date
i4LIFE (Reg. TM) Advantage becomes effective, less any applicable premium taxes. During the Access Period, your Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units plus the
Contractowner's value in the fixed account, and will be reduced by Regular
Income Payments and Guaranteed Income Benefit payments made, as well as any withdrawals.

The annual i4LIFE (Reg. TM) Advantage charge rate during the Access Period is:
1.15% for the i4LIFE (Reg. TM) Advantage Account Value Death Benefit; 1.20% for
the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit; and 1.45%
for the i4LIFE (Reg. TM) Advantage EGMDB. For contracts purchased as part of a
Fee-Based Financial Plan (on and after May 22, 2017), the annual rate for the
i4LIFE (Reg. TM) Advantage charge is 0.60% Account Value Death Benefit; 0.70%
Guarantee of Principal Death Benefit; and 0.95% EGMDB (1.00% Account Value
Death Benefit; 1.05% Guarantee of Principal Death Benefit; and 1.30% EGMDB
prior to May 22, 2017). During the Lifetime Income Period, the rate for all
Death Benefit options is 1.15%, or 0.60% for contracts purchased as part of a
Fee-Based Financial Plan (on and after May 22, 2017) (1.00% prior to May 22,
2017). This rate consists of a mortality and expense risk charge, and an administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). These charge rates replace the Separate Account
Annual Expenses for the base contract. i4LIFE (Reg. TM) Advantage and the charge will begin on the Periodic Income Commencement Date, which is the
Valuation Date on which the Regular Income Payment is determined and the beginning of the Access Period. Refer to the i4LIFE (Reg. TM) Advantage section for explanations of the Account Value, the Access Period, the Lifetime Income
Period, and the Periodic Income Commencement Date. Purchasers of any version of
Lincoln Lifetime IncomeSM Advantage 2.0 , Lincoln Market Select (Reg. TM)
Advantage or 4LATER (Reg. TM) Advantage (Managed Risk) pay different charges for i4LIFE (Reg. TM) Advantage. See i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit Charge for Contractowners who transition from a Prior Rider.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Charge. Select Guaranteed
Income Benefit is subject to a current annual charge rate of 0.95% (1.15% for joint life option) of the Account Value, which is added to the i4LIFE (Reg. TM)
Advantage charge for a total current charge rate of the Account Value, computed daily as follows:

                                                A-Share Contracts      For Contracts Purchased as Part of a
                                                                       Fee-Based Financial Plan
                                                                       Prior to May 22,       On and after May 22,
                                                                      2017                    2017
                                               Single      Joint      Single      Joint      Single      Joint
                                                Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)                                 2.40%      2.60%       2.25%      2.45%       1.90%      2.10%
Guarantee of Principal Death Benefit.......     2.15%      2.35%       2.00%      2.20%       1.65%      1.85%
Account Value Death Benefit................     2.10%      2.30%       1.95%      2.15%       1.55%      1.75%

These charge rates replace the Separate Account Annual Expenses for the base contract.

Guaranteed Income Benefit (Managed Risk) and Guaranteed Income Benefit (version
4) are each subject to a current annual charge rate of 0.65% (0.85% for the joint life option) of the Account Value, which is added to the i4LIFE (Reg. TM)
Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:

            A-Share Contracts                        For Contracts Purchased as Part of a Fee-Based Financial Plan

                                                                              39

                                                                       Prior to May 22,       On and after May 22,
                                                                      2017                    2017
                                               Single      Joint      Single      Joint      Single      Joint
                                                Life        Life       Life        Life       Life        Life
Enhanced Guaranteed Minimum Death
Benefit (EGMDB)                                 2.10%      2.30%       1.95%      2.15%       1.60%      1.80%
Guarantee of Principal Death Benefit.......     1.85%      2.05%       1.70%      1.90%       1.35%      1.55%
Account Value Death Benefit................     1.80%      2.00%       1.65%      1.85%       1.25%      1.45%

These charge rates replace the Separate Account Annual Expenses for the base contract.

Guaranteed Income Benefit (version 1, 2 and 3) are each subject to a current annual charge rate of 0.50% for single and joint life options of the Account
Value, which is added to the i4LIFE (Reg. TM) Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:

                                                                                            For Contract Purchased as
                                                                                   Part of a Fee-Based Financial Plan prior to
                                                             A-Share Contract                      May 22, 2017
                                                               Single/Joint                        Single/Joint
                                                                   Life                                Life
Enhanced Guaranteed Minimum Death Benefit (EGMDB)........          1.95%                              1.80%
Guarantee of Principal Death Benefit.....................          1.70%                              1.55%
Account Value Death Benefit..............................          1.65%                              1.50%

These charge rates replace the Separate Account Annual Expenses for the base contract.

The Guaranteed Income Benefit annual charge rate will not change unless there is an automatic step-up of the Guaranteed Income Benefit or you elect an additional step-up period (version 2 and version 3) during which the Guaranteed
Income Benefit is stepped-up to 75% of the current Regular Income Payment
(described later in the i4LIFE (Reg. TM) Advantage section of this prospectus).
At the time of the step-up, the Guaranteed Income Benefit charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed) up to the guaranteed maximum Guaranteed Income Benefit charge rate of 2.25% (2.45% joint life option) of the Account Value for Select
Guaranteed Income Benefit or 2.00% for Guaranteed Income Benefit Managed Risk
and version 4 or 1.50% (version 2 and version 3). If we automatically administer the step-up for Select Guaranteed Income Benefit, Guaranteed Income
Benefit Managed Risk and version 4 or step-up period election (versions 2 or 3)
for you and your charge rate is increased, you may ask us to reverse the step-up or the step-up period election by giving us notice within 30 days after the date on which the step-up or the step-up period election occurred. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the charge rate to the charge rate in effect before the step-up or the step-up period election occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. For version 2 and version 3, you will have no more step-ups unless you notify us that you wish to start a new step-up period (described in the i4LIFE (Reg. TM) Advantage section of this prospectus). For Select Guaranteed Income Benefit, Managed Risk and version 4, future step-ups will continue even after you decline a current step-up. We will provide you with written notice when a step-up will result in an increase to the current charge rate so that you may give us timely notice if you wish to reverse a step-up. Version 1 does not step-up; therefore the charge does not change.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, the Guaranteed Income Benefit annual charge will also terminate, but the i4LIFE (Reg. TM) Advantage charge will continue.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Charge for Contractowners
who transition from a Prior Rider. If you have elected Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk), Lincoln Market Select (Reg. TM)
Advantage, 4LATER (Reg. TM) Select Advantage, 4LATER (Reg. TM) Advantage
(Managed Risk) or Lincoln Lifetime IncomeSM Advantage 2.0 ("Prior Rider"), you
may carry over certain features of that Prior Rider to transition to the applicable version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. If
you make this transition, your current charge rate of the Prior Rider will be the initial charge rate for your i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit rider.

This section applies to all of the transitions listed in the following chart.
The charges and calculations described earlier in the i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit Charge section will not apply.


IF YOUR PRIOR RIDER IS...                          YOU WILL TRANSITION TO...

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed   i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
Risk)                                              (Managed Risk)
4LATER (Reg. TM) Advantage (Managed Risk)          i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
                                                   (Managed Risk)
Lincoln Market Select (Reg. TM) Advantage          i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit
4LATER (Reg. TM) Select Advantage                  i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit
Lincoln Lifetime IncomeSM Advantage 2.0            i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version
                                                   4)

                                                   AND THE CURRENT INITIAL
                                                   CHARGE RATE FOR YOUR
                                                   GUARANTEED INCOME BEN-
IF YOUR PRIOR RIDER IS...                          EFIT RIDER IS-

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed   1.05% (0.2625% quarterly)
Risk)                                              single life option
                                                   1.25% (0.3125% quarterly)
                                                   joint life option
4LATER (Reg. TM) Advantage (Managed Risk)          1.05% (0.2625% quarterly)
                                                   single life option
                                                   1.25% (0.3125% quarterly)
                                                   joint life option
Lincoln Market Select (Reg. TM) Advantage          1.25% (0.3125% quarterly)
                                                   single life option
                                                   1.50% (0.3750% quarterly)
                                                   joint life option
4LATER (Reg. TM) Select Advantage                  1.25% (0.3125% quarterly)
                                                   single life option
                                                   1.50% (0.3750% quarterly)
                                                   joint life option
Lincoln Lifetime IncomeSM Advantage 2.0            1.05% (0.2625% quarterly)
                                                   single life option
                                                   1.25% (0.3125% quarterly)
                                                   joint life option

The initial charge is a percentage of the greater of the Income Base from the
Prior Rider or the Account Value. The charge for i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit is deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE (Reg. TM) Advantage and every three months thereafter. The total Separate Account Annual Expense charge for the Death Benefit you have elected on your base contract also applies:
1.05% for the EGMDB, 0.80% for the Guarantee of Principal Death Benefit and
0.75% for the Account Value Death Benefit (0.55% for EGMDB; 0.30% for Guarantee
of Principal Death Benefit and 0.20% for Account Value Death Benefit for
contracts sold to a Fee-Based Financial Plan (on and after May 22, 2017) (0.90%
for EGMDB; 0.65% for Guarantee of Principal Death Benefit; and 0.60% for
Account Value Death Benefit prior to May 22, 2017). Contractowners are guaranteed that in the future the guaranteed maximum charge rate for i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit will be the guaranteed maximum charge rate that was in effect at the time they purchased the Prior Rider.

The charge will not change unless there is an automatic step-up of the
Guaranteed Income Benefit (described in the i4LIFE (Reg. TM) Advantage section of this prospectus). At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the Prior Rider current charge rate. (The Prior Rider charge rate continues to be used as a factor in determining the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
charge.) This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. The dollar amount of the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.

The following example is intended to show how the initial i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit charge for purchasers of a Prior Rider could be calculated for a representative male Contractowner, as well as the impact to the charge due to increases to the Guaranteed Income Benefit and the
Prior Rider charge rate. For illustration purposes, we will assume that the example is a nonqualified contract and the initial Guaranteed Income Benefit is set at 4% of the Income Base based upon the Contractowner's age (see Guaranteed
Income Benefit for a more detailed description). The example also assumes that the current charge rate for the Prior Rider is 1.25% (single life option). The first example demonstrates how the initial charge may be determined for an existing contract with an Account Value and Income Base. This calculation method applies to the purchase of any Prior Rider, except the initial
Guaranteed Income Benefit rates and charges may vary, as set forth in the
Guaranteed Income Benefit description later in this prospectus. The charges and rates shown here may be different from those that apply to your contract. The calculation of the charge for your contract will be based on the specific factors applicable to your contract.

                                                                              41

1/1/15 Initial i4LIFE (Reg. TM) Advantage Account Value...................................  $ 100,000
1/1/15 Income Base as of the last Valuation Date under the Prior Rider....................  $ 125,000
1/1/15 Initial Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
  ($125,000 x 1.25%). The current charge
 for the Prior Rider is assessed against the Income Base since it is larger than the        $1,562.50
   Account Value..........................................................................
1/2/15 Amount of initial i4LIFE (Reg. TM) Advantage Regular Income Payment (an example of how the Regular Income Payment
 is calculated is shown in the SAI).......................................................  $   5,173
1/2/15 Initial Guaranteed Income Benefit (4% x $125,000 Income Base)......................  $   5,000

The next example shows how the charge will increase if the Guaranteed Income
Benefit is stepped up to 75% of the Regular Income Payment.

1/2/16 Recalculated Regular Income Payment (due to market gain in Account Value)..........  $   6,900
1/2/16 New Guaranteed Income Benefit (75% x $6,900 Regular Income Payment)................  $   5,175
1/2/16 Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit ($1,562.50
  x ($5,175/$5,000)) Prior charge x
 [ratio of increased Guaranteed Income Benefit to prior Guaranteed Income Benefit]........  $1,617.19

Continuing the above example:

1/2/16 Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit.............  $1,617.19
1/2/17 Recalculated Regular Income Payment (due to Account Value increase)................  $   7,400
1/2/17 New Guaranteed Income Benefit (75% x $7,400 Regular Income Payment)................  $   5,550
Assume the Prior Rider charge rate increases from 1.25% to 1.35%.
1/2/17 Annual Charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit ($1,617.19
  x ($5,550/$5,175) x
 (1.35%/1.25%))...........................................................................  $1,873.13

The new annual charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
is $1,873.13, which is equal to the current annual charge of $1,617.19 multiplied by the percentage increase of the Guaranteed Income Benefit
($5,550/$5,175) and then multiplied by the percentage increase to the Prior
Rider current charge rate (1.35%/1.25%).

If the charge rate of your Prior Rider is increased, we will notify you in writing. You may contact us in writing or at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the Guaranteed Income Benefit
in effect before the step-up occurred, reduced by any additional withdrawals.
Future step-ups as described in the rider would continue.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, i4LIFE (Reg. TM) Advantage will also be terminated and the
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge will cease. A portion of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider.

i4LIFE (Reg. TM) Advantage with 4LATER (Reg. TM) Guaranteed Income Benefit
Charge for Contractowners who transition from 4LATER (Reg. TM) Advantage. The
4LATER (Reg. TM) Guaranteed Income Benefit current annual rider charge rate for purchasers who previously purchased 4LATER (Reg. TM) Advantage is 0.65% of the
Account Value, which is added to the i4LIFE (Reg. TM) Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:
1.80% for the i4LIFE (Reg. TM) Advantage Account Value Death Benefit; 1.85% for
the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit; and 2.10%
for the i4LIFE (Reg. TM) Advantage EGMDB. (For riders purchased before January
20, 2009, the current annual charge rate is 0.50%, but will increase to 0.65%
upon the next election to reset the Income Base.) These charges apply only during the i4LIFE (Reg. TM) Advantage payout phase. For contracts purchased as part of a Fee-Based Financial Plan, the total percentage charge is computed daily as follows: 1.65% for the i4LIFE (Reg. TM) Advantage Account Value Death
Benefit; 1.70% for the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death
Benefit; and 1.95% for the i4LIFE (Reg. TM) Advantage EGMDB.

On and after the Periodic Income Commencement Date, the 4LATER (Reg. TM)
Guaranteed Income Benefit charge will be added to the i4LIFE (Reg. TM)
Advantage charge rate as a daily percentage of average Account Value. This is a change to the calculation of the 4LATER (Reg. TM) charge because after the
Periodic Income Commencement Date, when the 4LATER (Reg. TM) Guaranteed Income
Benefit is established, the Income Base is no longer applicable. The 4LATER
(Reg. TM) charge rate is the same immediately before and after the Periodic
Income Commencement Date; however, the charge is multiplied by the Income Base
(on a quarterly basis) prior to the Periodic Income Commencement Date and then multiplied by the average daily Account Value after the Periodic Income
Commencement Date.


After the Periodic Income Commencement Date, the 4LATER (Reg. TM) Guaranteed
Income Benefit charge rate will not change unless the Contractowner elects additional 15-year step-up periods during which the 4LATER (Reg. TM) Guaranteed
Income Benefit (described later) is stepped-up to 75% of the current Regular
Income Payment. At the time of a reset of the 15-year step-up period, the
4LATER (Reg. TM) Guaranteed Income Benefit charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed) up to the guaranteed maximum annual charge rate of 1.50% of Account
Value. After we administer this election, you have 30 days to notify us if you wish to reverse the election (because you do not wish to incur the additional cost). If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up occurred.

After the Periodic Income Commencement Date, if the 4LATER (Reg. TM) Guaranteed
Income Benefit is terminated, the 4LATER (Reg. TM) Guaranteed Income Benefit annual charge will also terminate but the i4LIFE (Reg. TM) Advantage charge will continue.

Guaranteed Income Benefit Charge for Lincoln Lifetime IncomeSM Advantage
purchasers. For purchasers of Lincoln Lifetime IncomeSM Advantage who terminate their rider and purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(version 2 or 3), the Guaranteed Income Benefit which is purchased with i4LIFE
(Reg. TM) Advantage is subject to a current annual charge rate of 0.50% of the
Account Value, which is added to the i4LIFE (Reg. TM)Advantage charge rate for a total current charge rate of the Account Value, computed daily as follows:
1.65% for the i4LIFE (Reg. TM) Advantage Account Value Death Benefit; 1.70% for
the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit; and 1.95%
for the i4LIFE (Reg. TM) Advantage EGMDB.

For contracts purchased as part of a Fee-Based Financial Plan, the total percentage charge is computed daily as follows: 1.50% for the i4LIFE (Reg. TM)
Advantage Account Value Death Benefit; 1.55% for the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit; and 1.80% for the i4LIFE (Reg. TM)
Advantage EGMDB.

Purchasers of Lincoln Lifetime IncomeSM Advantage are guaranteed that in the future the guaranteed maximum charge for the Guaranteed Income Benefit will be the guaranteed maximum charge then in effect at the time that they purchase
Lincoln Lifetime IncomeSM Advantage.

The Guaranteed Income Benefit charge rate will not change unless you elect an additional step-up period during which the Guaranteed Income Benefit is stepped-up to 75% of the current Regular Income Payment (described later). At the time you elect a new step-up period, the charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed) up to the guaranteed maximum annual charge rate of 1.50% of the
Account Value. If we automatically administer the step-up period election for you and your charge rate is increased, you may ask us to reverse the step-up period election by giving us notice within 30 days after the date on which the step-up period election occurred. If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up period election occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. You will have no more step-ups unless you notify us that you wish to start a new step-up period (described later in the i4LIFE
(Reg. TM) Advantage section of this prospectus).

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, the Guaranteed Income Benefit annual charge will also terminate but the i4LIFE (Reg. TM) Advantage charge will continue.

Lincoln Lifetime IncomeSM Advantage Charge (This rider is no longer available).
While this rider is in effect, there is a charge for Lincoln Lifetime IncomeSM
Advantage. The current annual rider charge rate is 0.90% of the Guaranteed
Amount (0.225% quarterly). For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.75% to 0.90% upon the earlier of (a) the next Automatic Annual Step-up of the Guaranteed Amount or (b) the
next Benefit Year anniversary if cumulative Purchase Payments received after the first Benefit Year anniversary equal or exceed $100,000. See Appendix D -
Lincoln Lifetime IncomeSM Advantage - Guaranteed Amount for a description of the calculation of the Guaranteed Amount.

The charge is based on the Guaranteed Amount as increased for subsequent Gross
Purchase Payments, Automatic Annual Step-ups, 5% Enhancements, and the 200%
step-up and decreased for withdrawals. The 200% step-up is not available for riders purchased on and after October 5, 2009. We will deduct the cost of this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the effective date of the rider. This deduction will be made in proportion to the value in each Subaccount of the contract on the Valuation
Date the rider charge is assessed. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to Appendix D - Lincoln Lifetime IncomeSM
Advantage - Guaranteed Amount for a discussion and example of the impact of the changes to the Guaranteed Amount.

Since the Automatic Annual Step-up could increase your Guaranteed Amount every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 1.50%. If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the
Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Guaranteed Amount will return to the value they were immediately prior to the step-up, adjusted for additional
Purchase Payments or Excess Withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up and is not available if additional
Purchase Payments would cause your charge to increase. You will need to notify us each time the charge rate increases if you want to opt out of subsequent
Automatic Annual Step-ups.

                                                                              43

An increase in the Guaranteed Amount as a result of the 5% Enhancement or 200%
step-up will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge.

Once cumulative additional Purchase Payments into your annuity contract after the first Benefit Year equal or exceed $100,000, any additional Gross Purchase
Payment will cause the charge rate for your rider to change to the current charge rate in effect on the next Benefit Year anniversary, but the charge rate will never exceed the guaranteed maximum annual charge rate. The new charge rate will become effective on the Benefit Year anniversary.

The rider charge will be discontinued upon termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death) or surrender of the contract.

If the Guaranteed Amount is reduced to zero while the Contractowner is receiving a lifetime Maximum Annual Withdrawal, no rider charge will be deducted.

4LATER (Reg. TM) Advantage (Managed Risk) Charge (This rider is no longer available). While this rider is in effect, there is a charge for 4LATER (Reg.
TM) Advantage (Managed Risk). The current annual rider charge rate is 1.05%
(0.2625% quarterly) for the single life option and 1.25% (0.3125% quarterly)
for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments, Automatic Annual Step-ups and 5% Enhancements and
decreased for withdrawals. We will deduct the cost of this rider from the
Contract Value on a quarterly basis, with the first deduction occurring on the
Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each
Subaccount of the contract on the Valuation Date the rider charge is assessed.
The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to Appendix D
- 4LATER (Reg. TM) Advantage (Managed Risk) - Income Base for a discussion and example of the impact of the changes to the Income Base.

The annual charge rate may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the rate will never exceed the guaranteed maximum annual charge rate of 2.00%. An Automatic Annual Step-up is a feature that will increase the Income Base to equal the Contract Value on a
Benefit Year anniversary if all conditions are met. The Benefit Year is a
12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. Therefore, your charge rate could increase every Benefit Year anniversary up to the stated maximum. If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, the charge rate and the Income Base will return to the value they were immediately prior to the step-up, adjusted for additional Purchase Payments or withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up.
You will need to notify us each time the charge rate increases if you do not want the Automatic Annual Step-up.

The 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) occurs if a 10-year Enhancement Period is in effect as described further in the 4LATER (Reg. TM) Advantage (Managed Risk) section.
During the first ten Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge. After the tenth Benefit
Year anniversary the charge rate may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge rate will never exceed the guaranteed maximum annual charge rate of 2.00%. If your charge rate is increased, you may opt-out of the 5% Enhancement by giving us notice within
30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the 5% Enhancement, the charge rate and the Income
Base will return to the value they were immediately prior to the 5%
Enhancement, adjusted for additional Purchase Payments or withdrawals, if any.
This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5% Enhancement.

The charge rate will increase to the then current annual charge rate, if after the first Benefit Year anniversary, cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge increase. See Appendix D - 4LATER (Reg. TM) Advantage (Managed Risk) - Income
Base.

The rider charge will be discontinued upon termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death) or surrender of the contract.

Lincoln SmartSecurity (Reg. TM) Advantage Charge (This rider is no longer available). While this rider is in effect, there is a charge for Lincoln
SmartSecurity (Reg. TM) Advantage. The current annual charge rate is:

1. 0.85% of the Guaranteed Amount (0.2125% quarterly) for Lincoln SmartSecurity
  (Reg. TM) Advantage - 5 Year Elective Step-up option (the current annual charge rate will increase to 0.85% upon the next election of a step-up of the Guaranteed Amount); or

2. 0.85% of the Guaranteed Amount (0.2125% quarterly) for Lincoln SmartSecurity
  (Reg. TM) Advantage - 1 Year Automatic Step-up, single life option (and also the prior version of Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
  Automatic Step-up) (for riders purchased prior to December 3, 2012, the current annual charge rate will increase from 0.65% to 0.85% at the end of the 10-year annual step-up period if a new 10-year period is elected); or


3. 1.00% of the Guaranteed Amount (0.25% quarterly) for Lincoln SmartSecurity
  (Reg. TM) Advantage - 1 Year Automatic Step-up, joint life option (for riders purchased prior to December 3, 2012, the current annual charge rate will increase from 0.80% to 1.00% at the end of the 10-year annual step-up period if a new 10-year period is elected). See Appendix D - Lincoln
  SmartSecurity (Reg. TM) Advantage - Guaranteed Amount for a description of the calculation of the Guaranteed Amount.

The charge is based on the Guaranteed Amount (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments and step-ups and decreased for withdrawals. We will deduct the cost of this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the effective date of the rider.
This deduction will be made in proportion to the value in each Subaccount of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to
Appendix D - Lincoln SmartSecurity (Reg. TM) Advantage - Guaranteed Amount for
a discussion and example of the impact of changes to the Guaranteed Amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up
option, the Guaranteed Amount will automatically step-up to the Contract Value on each Benefit Year anniversary up to and including the 10th Benefit Year if conditions are met as described in the Lincoln SmartSecurity (Reg. TM)
Advantage section. Additional 10-year periods of step-ups may be elected. The annual rider charge rate will not change upon each automatic step-up of the
Guaranteed Amount within the 10-year period.

If you elect to step-up the Guaranteed Amount for another 10-year step-up period (including if we administer the step-up election for you or if you make a change from a joint life to a single life option after a death or divorce), a portion of the rider charge, based on the number of days prior to the step-up, will be deducted on the Valuation Date of the step-up based on the Guaranteed
Amount immediately prior to the step-up. This deduction covers the cost of the rider from the time of the previous deduction to the date of the step-up. After a Contractowner's step-up, we will deduct the rider charge for the stepped-up
Guaranteed Amount on a quarterly basis, beginning on the Valuation Date on or next following the three-month anniversary of the step-up. At the time of the elected step-up, the rider charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed), but it will never exceed the guaranteed maximum annual charge rate of 0.95% of the
Guaranteed Amount for the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year
Elective Step-up option or 1.50% of the Guaranteed Amount for the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option. If you never elect to step-up your Guaranteed Amount, your rider charge rate will never change, although the amount we deduct will change as the Guaranteed
Amount changes. The rider charge will be discontinued upon the earlier of the
Annuity Commencement Date, election of i4LIFE (Reg. TM) Advantage or termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except upon death) or surrender of the contract.

Rider Charge Waiver. For the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year
Elective Step-up option, after the later of the fifth anniversary of the effective date of the rider or the fifth anniversary of the most recent step-up of the Guaranteed Amount, the rider charge may be waived. For the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, no rider charge waiver is available with the single life and joint life options. The earlier version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option has a waiver charge provision which may occur after the fifth Benefit Year anniversary following the last automatic step-up opportunity.

Whenever the above conditions are met, on each Valuation Date the rider charge is to be deducted, if the total withdrawals from the contract have been less than or equal to 10% of the sum of: (1) the Guaranteed Amount on the effective date of this rider or on the most recent step-up date; and (2) Gross Purchase
Payments made after the step-up, then the quarterly rider charge will be waived. If the withdrawals have been more than 10%, then the rider charge will not be waived.

4LATER (Reg. TM) Advantage Charge (This rider is no longer available). Prior to the Periodic Income Commencement Date (which is defined as the Valuation Date the initial Regular Income Payment under i4LIFE (Reg. TM) Advantage is determined), the annual 4LATER (Reg. TM) charge rate is currently 0.65% of the
Income Base. For riders purchased before January 20, 2009, the current annual charge rate will increase from 0.50% to 0.65% upon the next election to reset the Income Base. The Income Base (an amount equal to the initial Gross Purchase
Payment if purchased at contract issue, or Contract Value at the time of election if elected after the contract effective date), as adjusted, is a value that will be used to calculate the 4LATER (Reg. TM) Guaranteed Income Benefit.
The Income Base is increased for subsequent Purchase Payments, automatic 15%
enhancements and resets, and decreased for withdrawals. An amount equal to the quarterly 4LATER (Reg. TM) rider charge rate multiplied by the Income Base will be deducted from the Subaccounts on every three-month anniversary of the later of the 4LATER (Reg. TM) rider effective date or the most recent reset of the
Income Base. This deduction will be made in proportion to the value in each
Subaccount on the Valuation Date the 4LATER (Reg. TM) rider charge is assessed.
The amount we deduct will increase as the Income Base increases, because the charge is based on the Income Base. As described in more detail below, the only time the Income Base will change is when there are additional Purchase
Payments, withdrawals, automatic enhancements at the end of the 3-year waiting periods or in the event of a reset to the current Account Value.

Upon a reset of the Income Base, a portion of the rider charge, based on the number of days prior to the reset, will be deducted on the Valuation Date of the reset based on the Income Base immediately prior to the reset. This deduction covers the cost of the 4LATER (Reg. TM) rider from the time of the previous deduction to the date of the reset. After the reset, we will deduct the 4LATER (Reg. TM) rider charge for the reset Income Base on a quarterly basis, beginning on the Valuation Date on or next following the three-month anniversary of the reset.

                                                                              45

At the time of the reset, the annual charge rate will be the current charge rate in effect at the time of reset. At the time of each reset (whether you elect the reset or we administer the reset for you), the annual charge rate will change to the current charge rate in effect at the time of the reset, not to exceed the guaranteed maximum charge rate of 1.50% of the Income Base. At the time of reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next Valuation Date after notice of the reset is approved by us. If you never elect to reset your Income Base, your 4LATER (Reg. TM) rider charge rate will never change, although the amount we deduct will change as your Income
Base changes.

Prior to the Periodic Income Commencement Date, a portion of the 4LATER (Reg.
TM) rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the 4LATER (Reg. TM) rider for any reason other than death. On the Periodic Income Commencement Date, a portion of the 4LATER (Reg. TM) rider charge, based on the number of days the rider was in effect that quarter, will be made to cover the cost of 4LATER
(Reg. TM) since the previous deduction.

Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the Contract
Value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 5%. Currently, there is no premium tax levied for New York residents.

Other Charges and Deductions

The surrender, withdrawal or transfer of value from a fixed account Guaranteed
Period may be subject to the Interest Adjustment. See Fixed Side of the
Contract.

A mortality and expense risk and administrative charge will be assessed on all variable Annuity Payouts (except for i4LIFE (Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge is 0.75% of the
Contract Value, 0.20% of the Contract Value on contracts purchased as part of a
Fee-Based Financial Plan on and after May 22, 2017, or 0.60% of Contract Value on contracts purchased as part of a Fee-Based Financial Plan on and after June
30, 2010 and prior to May 22, 2017 and on all other contracts purchased prior to November 15, 2010. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Sales Charge Information for Contracts Prior to November 15, 2010.

For contracts purchased prior to November 15, 2010, the sales charge is calculated according to the following scale:

Owner's Investment                 Sales Charge
--------------------------------- -------------

      Under $25,000..............     5.75%
      $25,000-$49,999............     5.00%
      $50,000-$99,999............     4.50%
      $100,000-$249,999..........     3.50%
      $250,000-$499,999..........     2.50%
      $500,000-$749,999..........     2.00%
      $750,000-$999,999..........     1.50%
      $1,000,000 or greater......     1.00%

The owner's investment is defined, in accordance with our procedures, as the sum of the Contract Value plus the amount of the current Gross Purchase Payment you are making into this contract.

Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
o the use of mass enrollment procedures,
o the performance of administrative or sales functions by the employer,


o contracts sold by registered investment advisers who charge a fee for financial plans,
o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The Contracts

Purchase of Contracts
If you wish to purchase a contract, you must apply for it through a registered representative authorized by us. Certain broker-dealers may not offer all of the features discussed in this prospectus. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you either directly or through your registered representative. See Distribution of the Contracts. The purchase of multiple contracts with identical Contractowners, Annuitants and Beneficiaries will be allowed only upon Servicing Office approval.

When a completed application and all other information necessary for processing a purchase order is received in Good Order at our Servicing Office, an initial
Gross Purchase Payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial Gross Purchase
Payment to your agent, we will not begin processing your purchase order until we receive the application and initial Gross Purchase Payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial Gross Purchase Payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the Gross Purchase Payment will be returned immediately. Once the application is complete, we will allocate your initial
Gross Purchase Payment within two business days.

Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the Contractowner, joint owner and Annuitant must be under age 86 (or for nonqualified contracts sold as part of a Fee-Based Financial
Plan only, under age 91, subject to additional terms and limitations and
Servicing Office approval). Certain Death Benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Purchase Payment and/or freeze a Contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or Death Benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the Contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.

Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase a contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or new sales charges may be imposed with the purchase of, or transfer into, this contract. Any applicable exchange fee should also be considered. A registered representative or tax advisor should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.

Purchase Payments

You may make Gross Purchase Payments to the contract at any time, prior to the
Annuity Commencement Date, subject to certain conditions. You are not required to make any additional Purchase Payments after the initial Purchase Payment.
The minimum initial Purchase Payment is $1,500 ($10,000 if sold as part of a
Fee-Based Financial Plan). The minimum initial Contract Value for nonqualified contracts sold as part of a Fee-Based Financial Plan where i4LIFE (Reg. TM)
Advantage is elected, and where the Contractowner,

                                                                              47

joint owner and Annuitant are ages 86 to 90 (subject to additional terms and limitations and Servicing Office approval) is $50,000. The minimum annual amount for additional Purchase Payments is $300. Please check with your registered representative about making additional Purchase Payments. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.

Purchase Payments totaling $2 million or more are subject to Servicing Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates)
(excluding Lincoln Investor Advantage (Reg. TM) contracts) for the same
Contractowner, joint owner, and/or Annuitant. If you elect a Living Benefit
Rider, you may be subject to further restrictions in terms of your ability to make additional Purchase Payments, as more fully described below. We may surrender your contract in accordance with New York law, if your Contract Value drops below $2,000 for any reason, including if your Contract Value drops due to the performance of the Subaccounts you selected. We will not surrender your contract if you are receiving guaranteed payments from us under one of the
Living Benefit Riders. Purchase Payments may be made or, if stopped, resumed at any time until the Annuity Commencement Date, the surrender of the contract, or the death of the Contractowner, whichever comes first.

If you elect a Living Benefit Rider (other than any version of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit), after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year. If you elect any version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit,
no additional Purchase Payments will be allowed at any time after the Periodic
Income Commencement Date. If you elect i4LIFE (Reg. TM) Advantage without
Guaranteed Income Benefit, no additional Purchase Payments will be allowed after the Periodic Income Commencement Date for nonqualified contracts.

In addition to the specific Purchase Payment restrictions and limitations immediately above, upon advance written notice, we reserve the right to further limit, restrict, or suspend Purchase Payments made to the contract.

These restrictions and limitations mean that you will be limited in your ability to increase your Contract Value (or Account Value under i4LIFE (Reg.
TM) Advantage with any version of Guaranteed Income Benefit) and/or increase the amount of any guaranteed benefit under a Living Benefit Rider by making additional Purchase Payments to the contract. You should carefully consider these limitations and restrictions, and any other limitations and restrictions of the contract, and how they may impact your long-term investment plans, especially if you intend to increase Contract Value (or Account Value under any version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit) by making additional Purchase Payments over a long period of time. Please contact your registered representative and refer to the Living Benefit Riders section of this prospectus for additional information on any restrictions that may apply to your Living Benefit Rider.

Valuation Date

Accumulation and Annuity Units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock
Exchange is open (Valuation Date). On any date other than a Valuation Date, the
Accumulation Unit value and the Annuity Unit value will not change.

Allocation of Purchase Payments

Net purchase Payments allocated to the variable side of the contract are placed into the VAA's Subaccounts, according to your instructions. You may also allocate Net Purchase Payments to the fixed account, if available.

The minimum amount of any Net Purchase Payment which can be put into any one
Subaccount is $20. The minimum amount of any Net Purchase Payment which can be put into a Guaranteed Period of the fixed account is $2,000.

If we receive your Gross Purchase Payment from you or your broker-dealer in
Good Order at our Servicing Office prior to the close of the New York Stock
Exchange (normally 4:00 p.m., New York time), we will use the Accumulation Unit value computed on that Valuation Date when processing your Gross Purchase
Payment. If we receive your Gross Purchase Payment in Good Order after market close, we will use the Accumulation Unit value computed on the next Valuation
Date. If you submit your Gross Purchase Payment to your registered representative, we will generally not begin processing the Gross Purchase
Payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your Gross Purchase Payment to us through the Depository
Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your Gross Purchase Payment to us, and your Gross Purchase Payment was placed with your broker-dealer prior to market close, then we will use the Accumulation Unit value computed on that
Valuation Date when processing your Gross Purchase Payment. If your Gross
Purchase Payment was placed with your broker-dealer after market close then we will use the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the New York Stock Exchange may close early
(prior to 4:00 p.m., New York time). In such instances, Purchase Payments received after such early market close will be processed using the Accumulation
Unit value computed on the next Valuation Date.

The number of Accumulation Units determined in this way is not impacted by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.


If an underlying fund imposes restrictions with respect to the acceptance of
Purchase Payments or allocations, we reserve the right to reject an allocation request at any time the underlying fund notifies us of such a restriction. We will notify you if your allocation request is or becomes subject to such restrictions.

Valuation of Accumulation Units

Net purchase Payments allocated to the VAA are converted into Accumulation
Units. This is done by dividing the amount allocated by the value of an
Accumulation Unit for the Valuation Period during which the Net Purchase
Payments are allocated to the VAA. The Accumulation Unit value for each
Subaccount was or will be established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period.
Accumulation Unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The Accumulation Unit value for a
Subaccount for a later Valuation Period is determined as follows:

1. The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation
  Period; minus

2. The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.

The daily charges imposed on a Subaccount for any Valuation Period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the Valuation Period. Contracts with different features have different daily charges, and therefore, will have different corresponding Accumulation Unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method.
We will achieve substantially the same result using either method.

Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one Subaccount to another. A transfer among Subaccounts involves the surrender of Accumulation Units in one
Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values determined at the end of the Valuation Date on which the transfer request is received.
Currently, there is no charge to you for a transfer. However, we reserve the right to impose a $25 fee for transfers after the first 12 times during a
Contract Year. Transfers are limited to 12 (within and/or between the variable and fixed Subaccounts) per Contract Year unless otherwise authorized by Lincoln
New York. Lincoln New York reserves the right to require a 30 day minimum time period between each transfer. Transfers made as a part of an automatic transfer program will not be counted against these 12 transfers.

The minimum amount which may be transferred between Subaccounts is $300 (or the entire amount in the Subaccount, if less than $300). If the transfer from a
Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total balance of the Subaccount.

A transfer request may be made to our Servicing Office in writing, or by fax or other electronic means. A transfer request may also be made by telephone provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the Valuation Date that they are received when they are received in Good Order at our Servicing Office before the close of the New York Stock Exchange (normally 4:00 p.m., New York time). If we receive a transfer request in Good Order after market close, we will process the request using the Accumulation Unit value computed on the next
Valuation Date.

There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances transfers received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.

We may defer or reject a transfer request that is subject to a restriction imposed by an underlying fund.

If your contract offers a fixed account, you may also transfer all or any part of the Contract Value from the Subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued
accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the Subaccount if less than $2,000. However, if a transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the Contract Value from a fixed account to the
Subaccount(s) subject to the following restrictions:
o total fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and

                                                                              49

o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Transfers of all or a portion of a fixed account (other than automatic transfer programs and i4LIFE (Reg. TM) Advantage transfers) may be subject to Interest
Adjustments, if applicable. For a description of the Interest Adjustment, see the Fixed Side of the Contract - Guaranteed Periods and Interest Adjustments.

Because of these restrictions, it may take several years to transfer all of the
Contract Value in the fixed accounts to the Subaccounts. You should carefully consider whether the fixed account meets your investment criteria.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.

Telephone and Electronic Transactions

A surrender, withdrawal, or transfer request may be made to our Servicing
Office using a fax or other electronic means. In addition, withdrawal and transfer requests may be made by telephone, subject to certain restrictions. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the Contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed to the
Contractowner on the next Valuation Date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Servicing Office.

Market Timing

Frequent, large, or short-term transfers among Subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our Contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the
"Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Subaccounts and the fixed account that may affect other Contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Subaccounts. While we reserve the right to enforce these policies and procedures, Contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1)
enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual Contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific Contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our Contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from
Contractowners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by Contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our
Market Timing Procedures from Subaccount to Subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of Contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same Contractowner if that Contractowner has been identified as a market timer. For each
Contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.


Once a Contractowner has been identified as a market timer under our Market
Timing Procedures, we will notify the Contractowner in writing that future transfers (among the Subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the Contract Year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a Contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature"
restriction on that Contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that Contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Contractowners determined to be engaged in such transfer activity that may adversely affect other
Contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all Contractowners. An exception for any Contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our
Market Timing Procedures, they will be applied uniformly to all Contractowners or as applicable to all Contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days.
We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.

Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one Subaccount to another Subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per Contract
Year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment. Once elected, the fixed annuity payment is irrevocable.

These provisions also apply during the i4LIFE (Reg. TM) Advantage Lifetime
Income Period. See i4LIFE (Reg. TM) Advantage.

Ownership

The Contractowner on the date of issue will be the person or entity designated in the contract specifications. The Contractowner of a nonqualified contract may name a joint owner.

As Contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all
Contractowners and their designated Beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and Annuitant changes.
Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Assignments may have an adverse impact on any Death Benefit or benefits offered under Living Benefit Riders in this product and may be prohibited under the terms of a particular rider. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

                                                                              51

Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant

The following rules apply prior to the Annuity Commencement Date. You may name only one Annuitant (unless you are a tax-exempt entity, then you can name two joint Annuitants). You (if the Contractowner is a natural person) have the right to change the Annuitant at any time by notifying us in writing of the change. However, we reserve the right to approve all Annuitant changes. This may not be allowed if certain riders are in effect. The new Annuitant must be under age 86 (or for nonqualified contracts sold as part of a Fee-Based
Financial Plan only, under age 91, subject to additional terms and limitations and Servicing Office approval) as of the effective date of the change. This change may cause a reduction in the Death Benefits or benefits offered under
Living Benefit Riders. See The Contracts - Death Benefit and Living Benefit
Riders. A contingent Annuitant may be named or changed by notifying us in writing. Contingent Annuitants are not allowed on contracts owned by non-natural owners. On or after the Annuity Commencement Date, the Annuitant or joint Annuitants may not be changed and contingent Annuitant designations are no longer applicable.

Surrenders and Withdrawals

Before the Annuity Commencement Date, we will allow the surrender of the contract or a withdrawal of the Contract Value upon your written request on an approved Lincoln distribution request form (available from the Servicing
Office), fax, or other electronic means. Withdrawal requests may be made by telephone, subject to certain restrictions. All surrenders and withdrawals may be made in accordance with the rules discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the Annuity Payout option selected.

The amount available upon surrender/withdrawal is the Contract Value less any applicable charges, fees, and taxes at the end of the Valuation Period during which the written request for surrender/withdrawal is received in Good Order at the Servicing Office. If we receive a surrender or withdrawal request in Good
Order at our Servicing Office before the close of the NYSE (normally 4:00 p.m.,
New York time), we will process the request using the Accumulation Unit value computed on that Valuation Date. If we receive a surrender or withdrawal request in Good Order at our Servicing Office after market close, we will process the request using the Accumulation Unit value computed on the next
Valuation Date. There may be circumstances under which the NYSE may close early
(prior to 4:00 p.m., New York time). In such instances, surrender or withdrawal requests received after such early market close will be processed using the
Accumulation Unit value computed on the next Valuation Date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all Subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total Contract Value. Surrenders and withdrawals from the fixed account may be subject to the Interest Adjustment. See Fixed Side of the
Contract. Unless prohibited, surrender/
withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.

Additional Services

These are the additional services available to you under your contract:
dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one after appropriate notice to Contractowners. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Servicing Office. Once we are notified of a pending death claim, these services will stop. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-Cost Averaging. Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain Subaccounts into the
Subaccounts on a monthly basis or in accordance with other terms we make available.

You may elect to participate in the DCA program at the time of application or at any time before the Annuity Commencement Date by completing our election form, by calling our Servicing Office, or by other electronic means. The minimum amount to be dollar cost averaged (DCA'd) is $1,500 over any time period between six and 60 months. We may offer different time periods for new
Purchase Payments and for transfers of Contract Value. Once elected, the program will remain in effect until the earlier of:

o the Annuity Commencement Date;
o the value of the amount being DCA'd is depleted; or
o you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.


A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or Interest Adjustment which may apply to transfers. Upon receipt of an additional Purchase Payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended.
The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional Purchase Payments will be credited with interest at the standard DCA rate at the time. If you cancel the DCA program, your remaining Contract Value in the DCA program will be allocated to the
Subaccounts according to your allocation instructions. We reserve the right to discontinue or modify this program at any time. If you have chosen DCA from one of the Subaccounts, only the amount allocated to that DCA program will be transferred. Investment gain, if any, will remain in that Subaccount unless you reallocate it to one of the other Subaccounts. If you are enrolled in automatic rebalancing, this amount may be automatically rebalanced based on your allocation instructions in effect at the time of rebalancing. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service. The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under
AWS are subject to applicable Interest Adjustments. See Fixed Side of the
Contract - Interest Adjustment. Withdrawals under AWS will be noted on your quarterly statement. AWS is also available for amounts allocated to the fixed account, if applicable.

Cross-Reinvestment Service. The cross-reinvestment service automatically transfers the Contract Value in a designated Subaccount that exceeds a baseline amount to another specific Subaccount at specific intervals. You specify the applicable Subaccounts, the baseline amount and the interval period.

Portfolio Rebalancing. Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each
Subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually. Rebalancing events will be noted on your quarterly statement. The fixed account is not available for portfolio rebalancing.

Only one of the three additional services (DCA, cross-reinvestment and portfolio rebalancing) may be used at one time. For example, you cannot have
DCA and cross-reinvestment running simultaneously. We reserve the right to discontinue any or all of these administrative services at any time.

Fees Associated with Fee-Based Financial Plans. You may have purchased this contract as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. The fee for this advice is covered in a separate agreement between you and the firm or professional, and is in addition to the fees and expenses that apply to this contract. You may elect to have the fee paid to your investment firm or professional from your
Contract Value by using AWS, if certain conditions apply.

Partial withdrawals to pay the fee may be taken automatically by enrolling in an AWS designated specifically for this purpose. Withdrawals are available in monthly, quarterly, semi-annual, or annual frequencies. You may enroll in this service by completing the appropriate election form that is available from your investment adviser. Additionally, you may authorize your investment adviser to set up or change your AWS program, or to take one-time withdrawals to pay for the advisory fee. Once you have elected this service, it will continue until you instruct us in writing to terminate it. Withdrawals under this AWS option will be noted on your quarterly statement as an advisory fee withdrawal. This service may not be available through all broker-dealers.

This service is not available if i4LIFE (Reg. TM) Advantage is in effect and will automatically terminate upon election of i4LIFE (Reg. TM) Advantage.

These withdrawals may decrease your guarantees under a Death Benefit or Living
Benefit Rider. Advisory fee withdrawals may also have tax consequences. For nonqualified contracts, partial withdrawals to pay the advisory fee will be treated as a distribution for federal tax purposes, and will be reported as income on Form 1099R. For qualified contracts, partial withdrawals to pay the advisory fee will not be reported as a distribution from the contract.

Asset Allocation Models

You may allocate your Purchase Payment among a group of Subaccounts within an asset allocation model. Each model invests different percentages of the
Contract Value in some or all of the Subaccounts currently available within your annuity contract. If you select an asset allocation model, 100% of your
Contract Value (and any additional Purchase Payments you make) will be allocated among certain Subaccounts in accordance with the model's asset allocation strategy. You may not make transfers among the Subaccounts. We will proportionately deduct any withdrawals you make from the Subaccounts in the asset allocation model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in the contract at any time.

This contract may be offered as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. It is sold through broker-dealers who may be registered as or affiliated with a registered investment adviser. Your registered representative may discuss asset allocation models with you to assist in deciding to allocate your Purchase Payments among the various Subaccounts and/or the fixed account. You should consult with your registered representative as to whether a model is appropriate for you.

                                                                              53

Each of the asset allocation models seeks to meet its investment objective while avoiding excessive risk. The models also strive to achieve diversification among asset classes in order to help provide returns commensurate with a given level of risk over the long-term. There can be no assurance, however, that any of the asset allocation models will achieve its investment objective. If you are seeking a more aggressive strategy, these models may not be appropriate for you.

The asset allocation models are intended to provide a diversified investment portfolio by combining different asset classes to help it reach its stated
investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.

In order to maintain the model's specified Subaccount allocation percentages, you agree to be automatically enrolled in the portfolio rebalancing option and you thereby authorize us to automatically rebalance your Contract Value on a quarterly basis based upon your allocation instructions in effect at the time of the rebalancing. Confirmation of the rebalancing will appear on your quarterly statement. We reserve the right to change the rebalancing frequency at any time, in our sole discretion, but will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

The models are static asset allocation models. This means that they have fixed allocations made up of underlying funds that are offered within your contract and the percentage allocations will not change over time. Once you have selected an asset allocation model, we will not make any changes to the fund allocations within the model except for the rebalancing described above. If you wish to change your fund allocations either to new funds or to a different model, you must submit new allocation instructions to us. You may terminate a model at any time. There is no charge from Lincoln for participating in a model.

The election of certain Living Benefit Riders may require that you allocate
Purchase Payments in accordance with Investment Requirements that may be satisfied by choosing an asset allocation model. Different requirements and/or restrictions may apply under the individual rider. See The Contracts -
Investment Requirements. To the extent you are using a model to satisfy your
Investment Requirements, the model is intended, in part, to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Living Benefit Riders.

The models were designed and prepared by Lincoln Investment Advisors
Corporation (LIAC), which is an affiliate of ours, for use by Lincoln Financial
Distributors, Inc. (LFD), the principal underwriter of the contracts. LFD provides models to broker-dealers who may offer the models to their own clients. In making these models and Subaccounts available as investment options under your contract, LIAC, LFD and the Company are not providing you with investment advice, nor are they recommending to you any particular model or
Subaccount. You should consult with your registered representative to determine whether you should utilize or invest in any model or Subaccount, or whether it is suitable for you based upon your goals, risk tolerance and time horizon.

If a fund within a model closes to new investors, investors that have been invested before the fund closed may remain in the model. However the model would no longer be offered to new investors. If a fund within a model liquidates, we may transfer assets from that Subaccount to another Subaccount after providing notice to you. If this transfer occurs, and you own a Living
Benefit Rider and are subject to Investment Requirements, you may no longer comply with the Investment Requirements. See the Investment Requirements
section of this prospectus for more information. If a fund within a model merges with another fund, we will add the surviving fund to the model.

Death Benefit

The chart below provides a brief overview of how the Death Benefit proceeds will be distributed if death occurs prior to i4LIFE (Reg. TM) Advantage elections or prior to the Annuity Commencement Date. Refer to your contract for the specific provisions applicable upon death.

UPON DEATH OF:   AND...                               AND...                                DEATH BENEFIT PROCEEDS PASS TO:

Contractowner    There is a surviving joint owner     The Annuitant is living or deceased   Joint owner
Contractowner    There is no surviving joint owner    The Annuitant is living or deceased   Designated Beneficiary
Contractowner    There is no surviving joint owner    The Annuitant is living or deceased   Contractowner's estate
                 and the Beneficiary predeceases the
                 Contractowner
Annuitant        The Contractowner is living          There is no contingent Annuitant      The youngest Contractowner
                                                                                            becomes the contingent Annuitant
                                                                                            and the contract continues. The
                                                                                            Contractowner may waive* this
                                                                                            continuation and receive the Death
                                                                                            Benefit proceeds.


UPON DEATH OF:   AND...                            AND...                               DEATH BENEFIT PROCEEDS PASS TO:

Annuitant        The Contractowner is living       The contingent Annuitant is living   Contingent Annuitant becomes the
                                                                                        Annuitant and the contract continues
Annuitant**      The Contractowner is a trust or   No contingent Annuitant allowed      Designated Beneficiary
                 other non-natural person          with non-natural Contractowner

* Notification from the Contractowner to receive the Death Benefit proceeds must be received within 75 days of the death of the Annuitant.

** Death of Annuitant is treated like death of the Contractowner.

If the Contractowner (or a joint owner) or Annuitant dies prior to the Annuity
Commencement Date, a Death Benefit may be payable. You can choose the Death
Benefit. Only one Death Benefit may be in effect at any one time and this Death
Benefit terminates if you elect i4LIFE (Reg. TM) Advantage or elect any other annuitization option. Generally, the more expensive the Death Benefit is, the greater the protection.

You should consider the following provisions carefully when designating the
Beneficiary, Annuitant, any contingent Annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the Death
Benefit or other amount paid upon a Contractowner's or Annuitant's death.

You may designate a Beneficiary during your lifetime and change the Beneficiary by filing a written request with our Servicing Office. Each change of
Beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of Beneficiary.

Upon the death of the Contractowner, a Death Benefit will be paid to the
Beneficiary. Upon the death of a joint owner, the Death Benefit will be paid to the surviving joint owner. If the Contractowner is a corporation or other non-individual (non-natural person), the death of the Annuitant will be treated as death of the Contractowner.

If an Annuitant who is not the Contractowner or joint owner dies, then the contingent Annuitant, if named, becomes the Annuitant and no Death Benefit is payable on the death of the Annuitant. If no contingent Annuitant is named, the
Contractowner (or younger of joint owners) becomes the Annuitant.
Alternatively, a Death Benefit may be paid to the Contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this
Death Benefit must be received by us within 75 days of the death of the
Annuitant. The contract terminates when any Death Benefit is paid due to the death of the Annuitant.

If a Contractowner, joint owner or Annuitant was added or changed subsequent to the effective date of this contract (unless the change occurred because of the death of a prior Contractowner, joint owner or Annuitant), upon death, we will only pay the Contract Value as of the Valuation Date we approve the payment of the death claim.

If your Contract Value equals zero, no Death Benefit will be paid.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a Death Benefit equal to the Contract Value on the
Valuation Date the Death Benefit is approved by us for payment. No additional
Death Benefit is provided. Once you have selected this Death Benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract
Value Death Benefit.)

Guarantee of Principal Death Benefit. The Guarantee of Principal Death Benefit
is the default Death Benefit under this contract; this means that if you do not select a Death Benefit, the Guarantee of Principal Death Benefit will be automatically selected for you at contract issue. There is an additional charge for this Death Benefit. If the Guarantee of Principal Death Benefit is in
effect, the Death Benefit will be equal to the greater of:
o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
o the sum of all Gross Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under any version of
  Lincoln Lifetime IncomeSM Advantage 2.0 or Lincoln Market Select (Reg. TM)
  Advantage or the Maximum Annual Withdrawal amount under Lincoln Lifetime
  IncomeSM Advantage may reduce the sum of all Purchase Payments amount on a dollar for dollar basis. See Living Benefit Riders - Lincoln Lifetime
  IncomeSM Advantage 2.0 (Managed Risk), Lincoln Market Select (Reg. TM)
  Advantage or Lincoln Lifetime IncomeSM Advantage).

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals (an Interest Adjustment for example) and premium taxes, if any.

The Guarantee of Principal Death Benefit may be discontinued by completing the
Change of Death Benefit form and sending it to our Servicing Office. The benefit will be discontinued as of the Valuation Date we receive the request and the Account Value Death Benefit will apply. We will begin deducting the charge for the Account Value Death Benefit as of that date. See Charges and
Other Deductions.

                                                                              55

Enhanced Guaranteed Minimum Death Benefit (EGMDB). If the EGMDB is in effect, the Death Benefit paid will be the greatest of:
o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
o the sum of all Gross Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value (withdrawals less than or equal to the Guaranteed Annual Income amount under any version of
  Lincoln Lifetime IncomeSM Advantage 2.0 or Lincoln Market Select (Reg. TM)
  Advantage or the Maximum Annual Withdrawal amount under Lincoln Lifetime
  IncomeSM Advantage may reduce the sum of all Purchase Payments amount on a dollar for dollar basis. See Living Benefit Riders - Lincoln Lifetime
  IncomeSM Advantage 2.0 (Managed Risk), Lincoln Market Select (Reg. TM)
  Advantage or Lincoln Lifetime IncomeSM Advantage); or
o the highest Contract Value on any contract anniversary (including the inception date) (determined before the allocation of any Gross Purchase
  Payments on that contract anniversary) prior to the 81st birthday of the deceased Contractowner, joint owner (if applicable), or Annuitant and prior to the death of the Contractowner, joint owner (if applicable) or Annuitant for whom a death claim is approved for payment. The highest Contract Value is increased by Gross Purchase Payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the Contract Value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The EGMDB is not available under contracts issued to a Contractowner, or joint owner or Annuitant, who is age 80 or older at the time of issuance.

There is an additional charge for this Death Benefit. You may discontinue the
EGMDB at any time by completing the Change of Death Benefit form and sending it to our Servicing Office. The benefit will be discontinued as of the Valuation
Date we receive the request, and the Guarantee of Principal Death Benefit or the Account Value Death Benefit will apply. We will begin deducting the applicable charge for the new Death Benefit as of that date. See Charges and
Other Deductions.

General Death Benefit Information

Only one of these Death Benefits may be in effect at any one time. Your Death
Benefit terminates on and after the Annuity Commencement Date. i4LIFE (Reg. TM)
Advantage only provides Death Benefit options during the Access Period. There are no Death Benefits during the Lifetime Income Period. Please see the i4LIFE
(Reg. TM) Advantage - i4LIFE (Reg. TM) Advantage Death Benefit section of this prospectus for more information.

If there are joint owners, upon the death of the first Contractowner, we will pay a Death Benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent
Beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole Contractowner. Upon the death of the spouse who continues the contract, we will pay a Death Benefit to the designated Beneficiary(s).

If the Beneficiary is the spouse of the Contractowner, then the spouse may elect to continue the contract as the new Contractowner. Same-sex spouses should carefully consider whether to purchase annuity products that provide benefits based upon status as a spouse, and whether to exercise any spousal rights under the contract. In 2013, the U.S. Supreme Court held that same-sex spouses who are married under state law are treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

Should the surviving spouse elect to continue the contract, a portion of the
Death Benefit may be credited to the contract. Any portion of the Death Benefit that would have been payable (if the contract had not been continued) that exceeds the current Contract Value on the Valuation Date we approve the claim will be added to the Contract Value. If the contract is continued in this way, the Death Benefit in effect at the time the Beneficiary elected to continue the contract will remain as the Death Benefit.

The value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in Good Order. To be in Good Order, we require all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will take place on the death of a Beneficiary:


o if any Beneficiary dies before the Contractowner, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests; and/or
o if no Beneficiary survives the Contractowner, the proceeds will be paid to the Contractowner's estate.

If the Beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the Contractowner has already selected a settlement option, the
Beneficiary may choose the method of payment of the Death Benefit. The Death
Benefit payable to the Beneficiary or joint owner must be distributed within five years of the Contractowner's date of death unless the Beneficiary begins receiving within one year of the Contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the Beneficiary's life expectancy.

Upon the death of the Annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the Death Benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Abandoned Property. Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the
Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be "escheated". This means that the Death
Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Contractowner last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable and the state is obligated to pay the Death Benefit
(without interest) if your Beneficiary steps forward to claim it with the proper documentation.

To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your
Beneficiary designations by submitting a Beneficiary change form to our
Servicing Office.

Investment Requirements

If you purchase a Living Benefit Rider (except i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to Investment
Requirements. This means you will be limited in your choice of Subaccount investments and in how much you can invest in certain Subaccounts. This also means you will not be able to allocate Contract Value to all of the Subaccounts that are available to Contractowners who have not elected a Living Benefit
Rider.

If you elect a Living Benefit Rider, Investment Requirements apply whether you purchase the rider at contract issue or add it to an existing contract. The
Living Benefit Rider you purchase and the date of purchase will determine which
Investment Requirements will apply to your contract. Currently, if you purchase
i4LIFE (Reg. TM) without Guaranteed Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Investment
Requirements for this rider in the future. If we do exercise our right to do so, you will have to reallocate your Contract Value subject to such requirements.

Certain of the underlying funds that are included in the Investment
Requirements, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to control the funds' overall volatility, and for some funds, to also reduce the downside exposure of the funds during significant market downturns

These funds are included under Investment Requirements (particularly in the
Investment Requirements for the Managed Risk riders) in part because the reduction in volatility helps us, to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under a Living
Benefit Rider. At the same time, risk management strategies in periods of high market volatility or other market conditions, could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. You should consult with your registered representative to determine whether these funds align with your investment objectives. For more information about the funds and the investment strategies they employ, please refer to the funds'
current prospectuses. Fund prospectuses are available by contacting us.

We have divided the Subaccounts of your contract into groups and have specified the minimum or maximum percentages of Contract Value that must be in each group at the time you purchase the rider (or when the rider Investment Requirements are enforced, if later). In addition, depending on when you purchased your contract, you may allocate your Contract Value and Purchase Payments in accordance with certain asset allocation models, as noted below. If you terminate an asset allocation model, you must follow the Investment
Requirements applicable to your rider. Some investment options are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment
Requirements are consistent with your investment objectives.

                                                                              57

Riders purchased prior to January 20, 2009. Contractowners who purchased the
Lincoln Lifetime IncomeSM Advantage rider from December 15, 2008 through
January 19, 2009 will be subject to Investment Requirements as set forth in your contract.

Riders purchased on or after January 20, 2009 and prior to June 30, 2009.
Contractowners who have elected Living Benefit Riders (except for Lincoln
SmartSecurity (Reg. TM) Advantage or 4LATER (Reg. TM) Advantage) between
January 20, 2009 and June 30, 2009 are subject to the following Investment
Requirements on the investments in their contracts.

You can select the percentages of Contract Value to allocate to individual
Subaccounts within each group, but the total investment for all Subaccounts in a group must comply with the specified minimum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. (This portfolio rebalancing will continue while a death claim is being settled, if the Living Benefit Rider could continue on an additional measuring life.) On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value, on a proportionate basis, based on your allocation instructions in effect at the time of the rebalancing. Confirmation of the rebalancing will appear on your quarterly statement.

At this time, the Subaccount groups are as follows:

                                                                      Group 2
Group 1                                                               Investments cannot exceed 70% of Contract Value or
Investments must be at least 30% of Contract Value or Account Value   Account Value -------------------------------------
--------------------------------------------------------------------- --------------

 Delaware VIP (Reg. TM) Diversified Income Series                     All other Subaccounts except as described below.
 Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
 JPMorgan Insurance Trust Core Bond Portfolio
 LVIP BlackRock Inflation Protected Bond Fund
 LVIP Delaware Bond Fund
 LVIP Delaware Diversified Floating Rate Fund
 LVIP Dimensional/Vanguard Total Bond Fund
 LVIP Global Income Fund
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund
 Templeton Global Bond VIP Fund

The AB VPS Global Thematic Growth Portfolio, the ClearBridge Variable Mid Cap
Portfolio, the Delaware VIP (Reg. TM) Emerging Markets Series, the Delaware VIP
(Reg. TM) REIT Series, the Deutsche Alternative Asset Allocation VIP Portfolio,
the Franklin Templeton Founding Investment Strategy, the LVIP BlackRock Global
Growth ETF Allocation Managed Risk Fund, the LVIP BlackRock U.S. Growth ETF
Allocation Managed Risk Fund, the LVIP SSGA Emerging Markets 100 Fund and the
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy are not available with these riders. The fixed account is only available for dollar cost averaging.

To satisfy these Investment Requirements, you may allocate 100% of your
Contract Value or Account Value under i4LIFE (Reg. TM) Advantage among the
Subaccounts on the following list; however, if you allocate less than 100% of
Contract Value or Account Value under i4LIFE (Reg. TM) Advantage to or among these Subaccounts, then these Subaccounts will be considered as part of Group 1 or 2 above, as applicable, and you will be subject to the Group 1 or 2 restrictions.

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund
o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  Franklin Income VIP Fund
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund

o  LVIP Franklin Templeton Multi-Asset Opportunities Fund
o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Income Fund
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund
o  LVIP Managed Risk Profile 2010 Fund
o  LVIP Managed Risk Profile 2020 Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund


o  LVIP SSGA Moderately Aggressive Index Allocation Fund
o  LVIP SSGA Moderately Aggressive Structured Allocation Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund

o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth
o  Templeton Global Bond VIP Fund

To satisfy these Investment Requirements, Contract Value or i4LIFE (Reg. TM)
Advantage Account Value can be allocated in accordance with certain asset allocation models, made available to you by your broker dealer. 100% of the
Contract Value can be allocated to one of the following models: Lincoln SSGA
Structured Conservative Model, Lincoln SSGA Structured Moderate Model, Lincoln
SSGA Structured Moderately Aggressive Model, Lincoln SSGA Conservative Index
Model, Lincoln SSGA Moderate Index Model and Lincoln SSGA Moderately Aggressive
Index Model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in your contract that meets the Investment Requirements or reallocate Contract Value among Group
1 or Group 2 Subaccounts as described above. If you terminate an asset allocation model, you must follow the Investment Requirements applicable to your rider.

Riders purchased on or after June 30, 2009. If you elect Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk), i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit (Managed Risk) or 4LATER (Reg. TM) Advantage (Managed Risk) you
must allocate your Contract Value in accordance with the Investment
Requirements for Managed Risk Riders section below. If you elect any other
Living Benefit Rider you must allocate your Contract Value in accordance with the Investment Requirements for other Living Benefit Riders sections below, according to which rider you purchased and the date of purchase.

For all Living Benefit Riders, you can select the percentages of Contract Value
(or Account Value if i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is in
effect) to allocate to individual Subaccounts within each group, but the total investment for all Subaccounts within the group must comply with the specified minimum or maximum percentages for that group.

You must hold the rider for a minimum period of time after election (the minimum time is specified under the Termination section of each rider). During this time, you will be required to adhere to the Investment Requirements. After this time, failure to adhere to the Investment Requirements will result in termination of the rider.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value, on a proportionate basis, based on your allocation instructions in effect at the time of the rebalancing. Confirmation of the rebalancing will appear on your quarterly statement.

Investment Requirements for Managed Risk Riders for all contracts purchased on and after May 22, 2017. If you elect Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) or i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk) you must currently allocate 100% of your Contract Value or i4LIFE (Reg.
TM) Advantage Account Value among one or more of the following Subaccounts only.

o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Dimensional/Vanguard Total Bond Fund

o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Income Fund (not available for riders purchased on or after May
   22, 2017)
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund

                                                                              59

Investment Requirements for Managed Risk Riders for all contracts purchased prior to May 22, 2017. If you elect Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk), i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk), or 4LATER (Reg. TM) Advantage (Managed Risk), you must currently allocate your Contract Value among one or more of the following Subaccounts only. Not all funds may be available, refer to the "Description of the Funds"
section of this prospectus for more information.

Group 1                                                   Group 2
Investments must be at least 20% (30% for                 Investments cannot exceed 80% (70% for rid-
riders elected prior to January 20, 2015) of              ers elected prior to January 20, 2015) of Con-
Contract Value or Account Value                           tract Value or Account Value
--------------------------------------------------------- -------------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         LVIP American Century Select Mid Cap Managed
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   Volatility Fund
  Series                                                  LVIP BlackRock Dividend Value Managed
 JPMorgan Insurance trust Core Bond Portfolio             Volatility Fund
 LVIP BlackRock Inflation Protected Bond Fund             LVIP BlackRock Global Allocation V.I. Managed
 LVIP Delaware Bond Fund                                  Risk Fund
 LVIP Delaware Diversified Floating Rate Fund             LVIP BlackRock Global Growth ETF Allocation
 LVIP Dimensional/Vanguard Total Bond Fund                Managed Risk Fund
 LVIP Global Income Fund (not available for riders        LVIP BlackRock U.S. Growth ETF Allocation
  purchased on or after May 22, 2017)                     Managed Risk Fund
 LVIP PIMCO Low Duration Bond Fund                        LVIP Blended Core Equity Managed Volatility
 LVIP SSGA Bond Index Fund                                Fund
 LVIP Western Asset Core Bond Fund                        LVIP Blended Large Cap Growth Managed
                                                          Volatility Fund
                                                          LVIP Blended Mid Cap Managed Volatility Fund
                                                          LVIP ClearBridge Large Cap Managed Volatility
                                                          Fund
                                                          LVIP Dimensional International Equity Managed
                                                          Volatility Fund
                                                          LVIP Dimensional U.S. Equity Managed Volatility
                                                          Fund
                                                          LVIP Franklin Templeton Global Equity Managed
                                                          Volatility Fund
                                                          LVIP Franklin Templeton Value Managed Volatility
                                                          Fund
                                                          LVIP Global Conservative Allocation Managed
                                                          Risk Fund
                                                          LVIP Global Growth Allocation Managed Risk
                                                          Fund
                                                          LVIP Global Moderate Allocation Managed Risk
                                                          Fund
                                                          LVIP Invesco Diversified Equity-Income Managed
                                                          Volatility Fund
                                                          LVIP Invesco Select Equity Managed Volatility
                                                          Fund
                                                          LVIP JPMorgan Select Mid Cap Value Managed
                                                          Volatility Fund
                                                          LVIP MFS International Equity Managed Volatility
                                                          Fund
                                                          LVIP Multi-Manager Global Equity Managed
                                                          Volatility Fund
                                                          LVIP Select Core Equity Managed Volatility Fund
                                                          LVIP SSGA Global Tactical Allocation Managed
                                                          Volatility Fund
                                                          LVIP SSGA International Managed Volatility Fund
                                                          LVIP SSGA Large Cap Managed Volatility Fund
                                                          LVIP SSGA SMID Cap Managed Volatility Fund
                                                          LVIP U.S. Growth Allocation Managed Risk Fund

Group 1
Investments must be at least 20% (30% for                 Group 3
riders elected prior to January 20, 2015) of              Investments cannot exceed 10% of Contract
Contract Value or Account Value                           Value or Account Value
--------------------------------------------------------- ------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         No subaccounts at this time.
 Delaware VIP (Reg. TM) Limited-Term Diversified Income
  Series
 JPMorgan Insurance trust Core Bond Portfolio
 LVIP BlackRock Inflation Protected Bond Fund
 LVIP Delaware Bond Fund
 LVIP Delaware Diversified Floating Rate Fund
 LVIP Dimensional/Vanguard Total Bond Fund
 LVIP Global Income Fund (not available for riders
  purchased on or after May 22, 2017)
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund

The fixed account is only available for dollar cost averaging.

As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series

o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund


o  LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Dimensional/Vanguard Total Bond Fund
o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund

o  LVIP Global Income Fund (not available for riders purchased on or after May
   22, 2017)
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund

                                                                              61

Investment Requirements for other Living Benefit Riders purchased on or after
August 29, 2016 (October 3, 2016 for existing Contractowners). If you elect
Lincoln Market Select (Reg. TM) Advantage, 4LATER (Reg. TM) Select Advantage,
or i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit you must currently allocate your Contract Value among one or more of the following
Subaccounts. Not all funds may be available in your contract, refer to the
"Description of the Funds" section of this prospectus for more information.

                                                                       Group 2
Group 1                                                                Investments cannot exceed 70% of Contract Value or
Investments must be at least 30% of Contract Value or Account Value.   Account Value. ------------------------------------
---------------------------------------------------------------------- ---------------

 Delaware VIP (Reg. TM) Diversified Income Series                      AB VPS Small/Mid Cap Value Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income Series         ALPS/Stadion Core ETF Portfolio
 JPMorgan Insurance Trust Core Bond Portfolio                          American Century VP Balanced Fund
 LVIP BlackRock Inflation Protected Bond Fund                          American Century VP Large Company Value Fund
 LVIP Delaware Bond Fund                                               American Funds Global Growth Fund
 LVIP Delaware Diversified Floating Rate Fund                          American Funds Growth Fund
 LVIP Dimensional/Vanguard Total Bond Fund                             American Funds Growth-Income Fund
 LVIP PIMCO Low Duration Bond Fund                                     American Funds International Fund
 LVIP SSGA Bond Index Fund                                             BlackRock Global Allocation V.I. Fund
 LVIP Western Asset Core Bond Fund                                     ClearBridge Variable Large Cap Growth Portfolio
                                                                       Delaware VIP (Reg. TM) Small Cap Value Series
                                                                       Delaware VIP (Reg. TM) U.S. Growth Series
                                                                       Delaware VIP (Reg. TM) Value Series
                                                                       Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
                                                                       Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50%
                                                                       Portfolio
                                                                       Fidelity (Reg. TM) VIP Mid Cap Portfolio
                                                                       First Trust/Dow Jones Dividend & Income Allocation
                                                                       Portfolio
                                                                       Franklin Income VIP Fund
                                                                       Franklin Mutual Shares VIP Fund
                                                                       Invesco V.I. Equally-Weighted S&P 500 Fund
                                                                       Invesco V.I. International Growth Fund
                                                                       JPMorgan Insurance Trust Global Allocation Portfolio
                                                                       LVIP American Global Growth Fund
                                                                       LVIP American Growth Fund
                                                                       LVIP American Growth-Income Fund
                                                                       LVIP American International Fund
                                                                       LVIP Baron Growth Opportunities Fund
                                                                       LVIP BlackRock Global Allocation V.I. Managed Risk Fund
                                                                       LVIP BlackRock Global Growth ETF Allocation Managed Risk
                                                                       Fund
                                                                       LVIP BlackRock Scientific Allocation Fund
                                                                       LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
                                                                       Fund
                                                                       LVIP Delaware Social Awareness Fund
                                                                       LVIP Delaware Special Opportunities Fund
                                                                       LVIP Delaware Wealth Builder Fund
                                                                       LVIP Dimensional International Core Equity Fund
                                                                       LVIP Dimensional U.S. Core Equity 1 Fund
                                                                       LVIP Dimensional U.S. Core Equity 2 Fund
                                                                       LVIP Franklin Templeton Multi-Asset Opportunities Fund
                                                                       LVIP Global Conservative Allocation Managed Risk Fund
                                                                       LVIP Global Growth Allocation Managed Risk Fund
                                                                       LVIP Global Moderate Allocation Managed Risk Fund
                                                                       LVIP Goldman Sachs Income Building Fund
                                                                       LVIP Government Money Market Fund
                                                                       LVIP JPMorgan High Yield Fund
                                                                       LVIP JPMorgan Retirement Income Fund
                                                                       LVIP MFS International Growth Fund
                                                                       LVIP MFS Value Fund
                                                                       LVIP Mondrian International Value Fund
                                                                       LVIP SSGA Conservative Index Allocation Fund
                                                                       LVIP SSGA Conservative Structured Allocation Fund
                                                                       LVIP SSGA Developed International 150 Fund
                                                                       LVIP SSGA Global Tactical Allocation Managed Volatility
                                                                       Fund
                                                                       LVIP SSGA International Index Fund
                                                                       LVIP SSGA Large Cap 100 Fund
                                                                       LVIP SSGA Mid-Cap Index Fund
                                                                       LVIP SSGA Moderate Index Allocation Fund
                                                                       LVIP SSGA Moderate Structured Allocation Fund
                                                                       LVIP SSGA Moderately Aggressive Index Allocation Fund
                                                                       LVIP SSGA Moderately Aggressive Structured Allocation
                                                                       Fund
                                                                       LVIP SSGA S&P 500 Index Fund
                                                                       LVIP SSGA Small-Cap Index Fund
                                                                       LVIP SSGA Small-Mid Cap 200 Fund
                                                                       LVIP T. Rowe Price Structured Mid-Cap Growth Fund
                                                                       LVIP U.S. Growth Allocation Managed Risk Fund
                                                                       LVIP Vanguard Domestic Equity ETF Fund

                                                                       LVIP Vanguard International Equity ETF Fund
                                                                       LVIP Wellington Mid-Cap Value Fund
                                                                       MFS (Reg. TM) VIT Growth Series
                                                                       MFS (Reg. TM) VIT Total Return Series
                                                                       Putnam VT George Putnam Balanced Fund
                                                                       QS Variable Conservative Growth


As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund
o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund

o  LVIP Franklin Templeton Multi-Asset Opportunities Fund
o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund
o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth

The fixed account is only available for dollar cost averaging.

                                                                              63

Investment Requirements for other Living Benefit Riders purchased on or after
January 11, 2016 and prior to August 29, 2016 (October 3, 2016 for existing
Contractowners). For i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(version 4) elections on or after January 11, 2016 and prior to August 29, 2016
(October 3, 2016 for existing Contractowners), you must currently allocate your
Contract Value among one or more of the following Subaccounts only:

Group 1                                                   Group 2
Investments must be at least 30% of Contract              Investments cannot exceed 70% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- ------------------------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         AB VPS Small/Mid Cap Value Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   ALPS/Stadion Core ETF Portfolio
  Series                                                  American Century VP Balanced Fund
 JPMorgan Insurance Trust Core Bond Portfolio             American Century VP Large Company Value Fund
 LVIP BlackRock Inflation Protected Bond Fund             American Funds Global Growth Fund
 LVIP Delaware Bond Fund                                  American Funds Growth Fund
 LVIP Delaware Diversified Floating Rate Fund             American Funds Growth-Income Fund
 LVIP Dimensional/Vanguard Total Bond Fund                American Funds International Fund
 LVIP Global Income Fund                                  BlackRock Global Allocation V.I. Fund
 LVIP PIMCO Low Duration Bond Fund                        ClearBridge Variable Large Cap Growth Portfolio
 LVIP SSGA Bond Index Fund                                Delaware VIP (Reg. TM) Small Cap Value Series
 LVIP Western Asset Core Bond Fund                        Delaware VIP (Reg. TM) U.S. Growth Series
                                                          Delaware VIP (Reg. TM) Value Series
                                                          Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
                                                          Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
                                                          Fidelity (Reg. TM) VIP Mid Cap Portfolio
                                                          First Trust/Dow Jones Dividend & Income
                                                          Allocation Portfolio
                                                          Franklin Income VIP Fund
                                                          Franklin Mutual Shares VIP Fund
                                                          Invesco V.I. Equally-Weighted S&P 500 Fund
                                                          Invesco V.I. International Growth Fund
                                                          JP Morgan Insurance Trust Global Allocation
                                                          Portfolio
                                                          LVIP American Global Growth Fund
                                                          LVIP American Growth Fund
                                                          LVIP American Growth-Income Fund
                                                          LVIP American International Fund
                                                          LVIP Baron Growth Opportunities Fund
                                                          LVIP BlackRock Scientific Allocation Fund
                                                          LVIP Delaware Social Awareness Fund
                                                          LVIP Delaware Special Opportunities Fund
                                                          LVIP Delaware Wealth Builder Fund
                                                          LVIP Dimensional International Core Equity Fund
                                                          LVIP Dimensional U.S. Core Equity 1 Fund
                                                          LVIP Dimensional U.S. Core Equity 2 Fund
                                                          LVIP Franklin Templeton Multi-Asset
                                                          Opportunities Fund
                                                          LVIP Goldman Sachs Income Builder Fund
                                                          LVIP Government Money Market Fund
                                                          LVIP JPMorgan High Yield Fund
                                                          LVIP JPMorgan Retirement Income Fund
                                                          LVIP MFS International Growth Fund
                                                          LVIP MFS Value Fund
                                                          LVIP Mondrian International Value Fund
                                                          LVIP SSGA Conservative Index Allocation Fund
                                                          LVIP SSGA Conservative Structured Allocation
                                                          Fund
                                                          LVIP SSGA Developed International 150 Fund
                                                          LVIP SSGA International Index Fund
                                                          LVIP SSGA Large Cap 100 Fund
                                                          LVIP SSGA Mid-Cap Index Fund
                                                          LVIP SSGA Moderate Index Allocation Fund
                                                          LVIP SSGA Moderate Structured Allocation Fund
                                                          LVIP SSGA Moderately Aggressive Index
                                                          Allocation Fund
                                                          LVIP SSGA Moderately Aggressive Structured
                                                          Allocation Fund
                                                          LVIP SSGA S&P 500 Index Fund
                                                          LVIP SSGA Small-Cap Index Fund
                                                          LVIP SSGA Small-Mid Cap 200 Fund
                                                          LVIP T. Rowe Price Structured Mid-Cap Growth
                                                          Fund
                                                          LVIP Vanguard Domestic Equity ETF Fund

Group 1                                                   Group 3
Investments must be at least 30% of Contract              Investments cannot exceed 10% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- ------------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         AB VPS Global Thematic Growth Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   American Funds Global Small Capitalization Fund
  Series                                                  Delaware VIP (Reg. TM) Emerging Markets Series
 JPMorgan Insurance Trust Core Bond Portfolio             Delaware VIP (Reg. TM) REIT Series
 LVIP BlackRock Inflation Protected Bond Fund             Delaware VIP (Reg. TM) Smid Cap Core Series
 LVIP Delaware Bond Fund                                  Deutsche Alternative Asset Allocation VIP
 LVIP Delaware Diversified Floating Rate Fund             Portfolio
 LVIP Dimensional/Vanguard Total Bond Fund                LVIP American Global Small Capitalization Fund
 LVIP Global Income Fund                                  LVIP Clarion Global Real Estate Fund
 LVIP PIMCO Low Duration Bond Fund                        LVIP SSGA Emerging Markets 100 Fund
 LVIP SSGA Bond Index Fund                                MFS (Reg. TM) VIT Utilities Series
 LVIP Western Asset Core Bond Fund

    LVIP Vanguard International Equity ETF Fund
    LVIP Wellington Mid-Cap Value Fund
    MFS (Reg. TM) VIT Growth Series
    MFS (Reg. TM) VIT Total Return Series
    Putnam VT George Putnam Balanced Fund
    QS Variable Conservative Growth


The fixed account is only available for dollar cost averaging.

As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund
o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio
o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund
o  LVIP Franklin Templeton Multi-Asset Opportunities Fund

o  LVIP Global Income Fund
o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund
o  LVIP SSGA Moderately Aggressive Index Allocation Fund
o  LVIP SSGA Moderately Aggressive Structured Allocation Fund
o  LVIP Western Asset Core Bond Fund
o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth

Investment Requirements for other Living Benefit Riders purchased prior to
January 11, 2016. If you elected a Living Benefit Rider other than Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk), i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk), or 4LATER (Reg. TM) Advantage
(Managed Risk), prior to January 11, 2016, you must currently allocate your
Contract Value among one or more of the following Subaccounts only:

Group 1                                                   Group 2
Investments must be at least 30% of Contract              Investments cannot exceed 70% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- -----------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         All other Subaccounts except those in Group 3
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   and as described below.
  Series
 JPMorgan Insurance Trust Core Bond Portfolio
 LVIP BlackRock Inflation Protected Bond Fund
 LVIP Delaware Bond Fund
 LVIP Delaware Diversified Floating Rate Fund
 LVIP Dimensional/Vanguard Total Bond Fund
 LVIP Global Income Fund
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund

Group 1                                                   Group 3
Investments must be at least 30% of Contract              Investments cannot exceed 10% of Contract
Value or Account Value                                    Value or Account Value
--------------------------------------------------------- -----------------------------------------------

 Delaware VIP (Reg. TM) Diversified Income Series         AB VPS Global Thematic Growth Portfolio
 Delaware VIP (Reg. TM) Limited-Term Diversified Income   Delaware VIP (Reg. TM) Emerging Markets Series
  Series                                                  Delaware VIP (Reg. TM) REIT Series
 JPMorgan Insurance Trust Core Bond Portfolio             Deutsche Alternative Asset Allocation VIP
 LVIP BlackRock Inflation Protected Bond Fund             Portfolio
 LVIP Delaware Bond Fund                                  LVIP Clarion Global Real Estate Fund
 LVIP Delaware Diversified Floating Rate Fund             LVIP SSGA Emerging Markets 100 Fund
 LVIP Dimensional/Vanguard Total Bond Fund                MFS (Reg. TM) VIT Utilities Series
 LVIP Global Income Fund
 LVIP PIMCO Low Duration Bond Fund
 LVIP SSGA Bond Index Fund
 LVIP Western Asset Core Bond Fund

The ClearBridge Variable Mid Cap Portfolio, Franklin Templeton Founding
Investment Strategy, LVIP BlackRock Global Growth ETF Allocation Managed Risk
Fund, LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund, PIMCO VIT
CommodityRealReturn (Reg. TM) Strategy Portfolio, and Templeton Global Bond VIP
Fund are not available. The fixed account is only available for dollar cost averaging.

As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  ALPS/Stadion Core ETF Portfolio
o  American Century VP Balanced Fund
o  BlackRock Global Allocation V.I. Fund

o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series
o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio

                                                                              65

o  First Trust/Dow Jones Dividend & Income Allocation Portfolio
o  Franklin Income VIP Fund
o  JPMorgan Insurance Trust Core Bond Portfolio
o  LVIP BlackRock Global Allocation V.I. Managed Risk Fund
o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP BlackRock Scientific Allocation Fund
o  LVIP Delaware Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Delaware Wealth Builder Fund
o  LVIP Dimensional/Vanguard Total Bond Fund
o  LVIP Franklin Templeton Multi-Asset Opportunities Fund
o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Income Fund
o  LVIP Global Moderate Allocation Managed Risk Fund
o  LVIP Goldman Sachs Income Builder Fund
o  LVIP JPMorgan Retirement Income Fund

o  LVIP Managed Risk Profile 2010 Fund
o  LVIP Managed Risk Profile 2020 Fund
o  LVIP PIMCO Low Duration Bond Fund
o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund
o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund
o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund
o  LVIP SSGA Moderately Aggressive Index Allocation Fund
o  LVIP SSGA Moderately Aggressive Structured Allocation Fund
o  LVIP U.S. Growth Allocation Managed Risk Fund
o  LVIP Western Asset Core Bond Fund
o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund
o  QS Variable Conservative Growth

To satisfy these Investment Requirements, Contract Value may be allocated in accordance with certain asset allocation models (depending on when you purchased your contract) made available to you by your broker-dealer. If so, currently 100% of the Contract Value can be allocated to one of the following models: Lincoln SSGA Structured Conservative Model, Lincoln SSGA Structured
Moderate Model, Lincoln SSGA Structured Moderately Aggressive Model, Lincoln
SSGA Conservative Index Model, Lincoln SSGA Moderate Index Model and Lincoln
SSGA Moderately Aggressive Index Model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in your contract that meets the Investment
Requirements or reallocate Contract Value among Group 1, Group 2 or Group 3
Subaccounts as described above. These models are not available for contracts issued on or after November 15, 2010. If you terminate an asset allocation model, you must follow the Investment Requirements applicable to your rider.

Living Benefit Riders
The optional Living Benefit Riders offered under this variable annuity contract are described in the following sections. The riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage and Lincoln
SmartSecurity (Reg. TM) Advantage), a minimum Annuity Payout (i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit, 4LATER (Reg. TM) Select Advantage, 4LATER
(Reg. TM) Advantage (Managed Risk) and 4LATER (Reg. TM) Advantage), or an
income benefit (Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), Lincoln
Market Select (Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage 2.0).
Living Benefit Riders which are no longer available for purchase include:
Lincoln SmartSecurity (Reg. TM) Advantage, Lincoln Lifetime IncomeSM Advantage,
Lincoln Lifetime IncomeSM Advantage 2.0, 4LATER (Reg. TM) Advantage (Managed
Risk) and 4LATER (Reg. TM) Advantage. Certain versions of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit are also unavailable unless guaranteed the terms of another rider. You may not elect more than one Living Benefit Rider at any one time. Upon election of a Living Benefit Rider, you will be subject to
Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit).

Excess Withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the Excess
Withdrawal will have on any guarantees under the Living Benefit Rider. Terms and conditions may change after the contract is purchased.

The benefits and features of the optional Living Benefit Riders are separate and distinct from the downside protection strategies that may be employed by the funds offered under this contract. The riders do not guarantee the investment results of the funds.

The Living Benefit Riders provide different methods to take income from your
Contract Value or receive lifetime payments and may provide certain guarantees.
There are differences between the riders in the features provided as well as the charge structure. Before you elect a rider, or terminate your existing rider to elect a new rider, you should carefully review the terms and conditions of each rider. If you elect a rider at contract issue, then the rider will be effective on the contract's effective date.

From time to time, we relax our rules that apply to dropping certain riders and subsequently adding certain new ones. For example, we may waive the waiting period and instead permit you to add a new rider immediately after dropping your old one. We may also let you drop a rider before it has been in effect for the required holding period. When you drop your old rider, your old rider and charge will be terminated. As of the date of this prospectus, we currently have such an offer in place.


If you drop a rider for a new one during a period of time when we do not have an offer in place or have a different offer, you will not be eligible for any future offers related to the rider you previously dropped, even if such future offer would have included a greater or different benefit.

Rate Sheets

A Rate Sheet is a prospectus supplement where we declare the current Guaranteed
Annual Income rates and Guaranteed Income Benefit percentages available under certain Living Benefit Riders. The Rate Sheet indicates the current rates and/or current percentages, their effective period, and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates or percentages. The rates and percentages may change with each Rate Sheet and may be higher or lower than the rates or percentages on the previous Rate Sheet. The rates and percentages will not change more frequently than quarterly.

At least 10 days before the end of the indicated effective period, the rates and percentages for the next effective period will be disclosed in a new Rate
Sheet. In order to get the rate and/or percentage indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new
Contractowners, the current Rate Sheet will be included with this prospectus.
For existing Contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet information by contracting your registered representative or online at
www.LincolnFinancial.com. The rates and percentages from previous effective periods are included in an Appendix to this prospectus.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

All terms that apply to Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
apply to Lincoln Lifetime IncomeSM Advantage 2.0 except as noted. Lincoln
Lifetime IncomeSM Advantage 2.0 is no longer available for purchase.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is a Living Benefit
Rider available for purchase in your contract that provides:
o Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount
  (with certain exceptions listed later, up to the Contractowner's age 80 on qualified contracts and up to the Contractowner's age 95 (or the younger of you and your spouse if the joint life option is elected) for nonqualified contracts) which is based upon a guaranteed Income Base (an initial value equal to either your initial Purchase Payment or Contract Value, if elected after the contract's effective date);
o Lifetime income available through i4LIFE (Reg. TM) Advantage or the
  Guaranteed Annual Income Amount Annuity Payout Option which must be elected by specific ages set forth below;
o A 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in the preceding Benefit Year and the rider is within an Enhancement Period;
o Automatic Annual Step-ups of the Income Base to the Contract Value if the
  Contract Value is equal to or greater than the Income Base after the 5%
  Enhancement; and
o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed
Annual Income amount or that are not payable to the original Contractowner or original Contractowner's bank account (or to the original Annuitant or the original Annuitant's bank account, if the owner is a non-natural person)
(Excess Withdrawals) may significantly reduce your Income Base as well as your
Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the rider if the Income Base is reduced to zero. Withdrawals will also negatively impact the availability of the 5% Enhancement.

In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk),
the Purchase Payment or Contract Value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals regardless of the investment performance of the contract. These benefits are subject to certain conditions, as set forth in this section. The
Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon death of the Contractowner), including any sale or assignment of the contract as collateral. An Income Base is used to calculate the Guaranteed
Annual Income payment from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial
Purchase Payment (or Contract Value if elected after contract issue), increased by subsequent Purchase Payments, Automatic Annual Step-ups and 5% Enhancements,
and decreased by Excess Withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Servicing Office approval. No additional Purchase Payments are allowed if the Contract Value decreases to zero for any reason.

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed
Annual Income amount commencing on or after age 55 (younger of you or your spouse under the joint life option). The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time.

                                                                              67

With the single life and joint life options, you may receive guaranteed income payments for life through the election of i4LIFE (Reg. TM) Advantage or the
Guaranteed Annual Income Amount Annuity Payout Option. If an election is not made, the Lincoln Lifetime IncomeSM Advantage 2.0 rider will terminate. Except as specified below, this election must be made by the Contractowner's age 80 for qualified contracts and up to the Contractowner's (or joint owner's if younger) age 95 for nonqualified contracts. Purchasers of Lincoln Lifetime
IncomeSM Advantage 2.0 prior to April 2, 2012 and all purchasers of Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk) who own their riders through the fifth Benefit Year anniversary must elect i4LIFE (Reg. TM) Advantage or the
Guaranteed Annual Income Amount Annuity Payout Option prior to age 85 for qualified contracts or age 99 for nonqualified contracts.

Lincoln New York offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided, amount of guaranteed income, investment options available, as well as the charge structure. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) and these other riders is included later in this discussion. Not all riders will be available at all times. You may consider purchasing Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) if
you want a guaranteed income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement.

Availability. Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is only available for election at the time the contract is purchased, unless the contract was issued prior to August 26, 2013. Lincoln Lifetime IncomeSM
Advantage 2.0 is no longer available for purchase.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The Contractowner/Annuitant as well as the spouse under the joint life option must be age 85 or younger (age 76 for qualified contracts) at the time this rider is elected.

There is no guarantee that Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
Risk) will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
available to new purchasers. You cannot elect this rider in combination with any other Living Benefit Rider offered in your contract at the same time.

If you purchased your contract prior to August 26, 2013, and you own a Living
Benefit Rider (other than Lincoln Lifetime IncomeSM Advantage 2.0) and you wish to elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you must first terminate your existing Living Benefit Rider. You must wait at least 12 months after this termination and also comply with your existing Living Benefit
Rider's termination rules, before you will be able to elect Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) (if available). For further information on termination rules, see the "Termination" section associated with your Living
Benefit Rider. In all cases, by terminating your existing Living Benefit Rider, you will no longer be entitled to any of the benefits that have accrued under that rider.

If you purchase Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you
will be limited in your ability to invest within the Subaccounts offered within your contract. You will be required to adhere to Investment Requirements for
Managed Risk Riders. If you purchased Lincoln Lifetime IncomeSM Advantage 2.0, you are required to adhere to Investment Requirements for other Living Benefit
Riders.

In addition, the fixed account is not available except for use with dollar cost averaging. See Investment Requirements for more information.

If you elect this rider at contract issue, it will be effective on the contract's effective date. For contracts issued prior to August 26, 2013, if you elect the rider after the contract is issued, the rider will be effective on the next Valuation Date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Income Base. The Income Base is a value used to calculate your Guaranteed
Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a Death Benefit. The initial Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial Purchase Payment . If you elect the rider after we issue the contract, the initial Income Base will equal the
Contract Value on the effective date of the rider. The Income Base is increased by subsequent Purchase Payments, 5% Enhancements, and Automatic Annual
Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Income Base is $10 million. This maximum takes into consideration the total guaranteed amounts under the Living Benefit Riders of all Lincoln New York contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payment (not to exceed the maximum Income Base); for example, a $10,000 additional Purchase Payment will increase the Income Base by
$10,000. After the


first anniversary of the rider effective date, once cumulative additional
Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Servicing Office approval. If after the first Benefit Year cumulative additional Purchase Payments equal or exceed
$100,000, the rider charge will change to the then current charge in effect on the next Benefit Year anniversary. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason including market loss.

Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income
Base.

Since the charge for the rider is based on the Income Base, the cost of the rider increases when additional Purchase Payments, Automatic Annual Step-ups and 5% Enhancements are made, and the cost decreases as Excess Withdrawals are made because these transactions all adjust the Income Base. In addition, the charge rate may change when Automatic Annual Step-ups or 5% Enhancements occur as discussed below or additional Purchase Payments occur. See Charges and Other
Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) Charge.

5% Enhancement. You are eligible for a 5% Enhancement for at least 10 years from the effective date of the rider. On each Benefit Year anniversary during an Enhancement Period, the Income Base, minus Purchase Payments received in the preceding Benefit Year, will be increased by 5% if the Contractowner/Annuitant
(as well as the spouse if the joint life option is in effect) is under age 86 and if there were no withdrawals in the preceding Benefit Year. The original
Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic
Annual Step-up. If during any Enhancement Period there are no Automatic Annual
Step-ups, the 5% Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the
Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any
Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base and will result in an increased Guaranteed
Annual Income amount but must be invested in the contract at least one Benefit
Year before it will be used in calculating the 5% Enhancement. Any Purchase
Payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5%
Enhancement on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the original Enhancement
Period, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period.

A 5% Enhancement that occurs during the original Enhancement Period will not cause your rider charge to increase. After the tenth Benefit Year anniversary, the rider charge could increase to the then current charge at the time a 5%
Enhancement is applied. If your charge rate is increased due to a 5%
Enhancement, you will have the option to opt out of the enhancements after the tenth Benefit Year. In order to be eligible to receive further 5% Enhancements the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) must be under age 86 and within an Enhancement
Period.

Note: The 5% Enhancement is not available on any Benefit Year anniversary where there has been a withdrawal of Contract Value (including a Guaranteed Annual
Income payment) in the preceding Benefit Year. A 5% Enhancement will occur in subsequent years when certain conditions are met. If you are eligible (as defined above) for the 5% Enhancement in the next year, the enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05 + $10,000). The $10,000 Purchase Payment on day 95 is
not eligible for the 5% Enhancement until the 2nd Benefit Year anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawal Amount section below.

If during the first ten Benefit Years your Income Base is increased by the 5%
Enhancement on the Benefit Year anniversary, your charge rate for the rider will not change on the Benefit Year anniversary. However, the amount you pay for the rider will increase since the charge for the rider is based on the
Income Base. After the tenth Benefit Year anniversary, if you are in a subsequent Enhancement Period, the annual rider charge rate may increase to the current charge rate in any year the Income Base increases as a result of the 5%
Enhancement, but the charge will never exceed the guaranteed maximum annual charge rate of 2.00%. See Charges and Other Deductions - Rider Charges -
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) Charge.

                                                                              69

If your charge rate for this rider is increased due to a 5% Enhancement, you may opt out of the 5% Enhancement by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate for the rider to change. This opt-out will only apply for this particular 5%
Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5%
Enhancement. You may not opt out of the 5% Enhancement if the current charge rate for the rider increases due to additional Purchase Payments made during the preceding Benefit Year that exceed the $100,000 Purchase Payment restriction after the first Benefit Year. See Income Base section for more details.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge and account fee), plus any
     Purchase Payments made on that date is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

Each time the Income Base is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) Charge.

Each time the Automatic Annual Step-up occurs a new Enhancement Period starts.
The Automatic Annual Step-up is available even in years when a withdrawal has occurred.

If your charge rate for this rider is increased upon an Automatic Annual
Step-up, you may opt out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base will be returned to the Income
Base immediately prior to the step-up, adjusted for additional Purchase
Payments or Excess Withdrawals. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you do not want the step-up. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed.

If you decline an Automatic Annual Step-up during the first ten Benefit Years, you will continue to be eligible for the 5% Enhancement through the end of the
Enhancement Period. A 5% Enhancement that occurs during the original
Enhancement Period will not cause your rider charge to increase. See the 5%
Enhancement section above. You may not opt out of the Automatic Annual Step-up if an additional Purchase Payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement will work (assuming no withdrawals or additional Purchase
Payments):

                                                                                           Potential
                                              Contract    Income Base with                 for Charge
                                               Value       5% Enhancement    Income Base   to Change
                                           ------------- ------------------ ------------- -----------

      Initial Purchase Payment $50,000....   $  47,750*         N/A            $50,000        N/A
      1st Benefit Year anniversary........   $  54,000         $52,500         $54,000        Yes
      2nd Benefit Year anniversary........   $  53,900         $56,700         $56,700        No
      3rd Benefit Year anniversary........   $  56,000         $59,535         $59,535        No
      4th Benefit Year anniversary........   $  64,000         $62,512         $64,000        Yes

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.

Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed
Annual Income amount each Benefit Year as long as your Guaranteed Annual Income amount is greater than zero until the last day to elect either i4LIFE (Reg. TM)
Advantage or the Guaranteed Annual Income Amount Annuity Payout Option set
forth above. At that time, you must elect i4LIFE (Reg. TM) Advantage or the
Guaranteed Annual Income Amount Annuity Payout option to receive guaranteed income payments for life. You may start taking Guaranteed


Annual Income withdrawals when you (single life option) or the younger of you and your spouse (joint life option) turn age 55. Partial withdrawals to pay the fees associated with your Fee-Based Financial Plan will reduce the amount of available Guaranteed Annual Income each year.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial
Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. Upon your first withdrawal the Guaranteed Annual Income rate is based on your age (single life option) or the younger of you and your spouse's age (joint life option) at the time of the withdrawal. For example, if you purchase Lincoln Lifetime IncomeSM Advantage
2.0 (Managed Risk) on or after January 23, 2017, at age 60 (single life option), your Guaranteed Annual Income rate is 4.25% (see the table below). If you waited until you were age 65 (single life option) to make your first withdrawal your Guaranteed Annual Income rate would be 5.25%. During the first
Benefit Year, the Guaranteed Annual Income amount is calculated using the
Income Base as of the effective date of the rider. After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit
Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal the Guaranteed Annual Income rate will only increase on a
Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable age band and there has not also been a subsequent
Automatic Annual Step-up, then the Guaranteed Annual Income rate will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

                    Guaranteed Annual Income Rates by Ages:

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider elections on or after January 23, 2017

           Single Life Option                                Joint Life Option
-----------------------------------------    --------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and      Guaranteed Annual Income
    Age                   rate                 your spouse's age)                rate
-----------    --------------------------    ---------------------    -------------------------

  55 - 58                3.50%                     55 - 58                      3.50%
  59 - 64                4.25%                     59 - 64                      4.00%
    65+                  5.25%                       65+                        5.00%

Lincoln Lifetime IncomeSM Advantage 2.0 rider elections on or after May 20,
                                      2013

           Single Life Option                                Joint Life Option
-----------------------------------------    --------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and      Guaranteed Annual Income
    Age                   rate                 your spouse's age)                rate
-----------    --------------------------    ---------------------    -------------------------

  55 - 58                3.00%                     55 - 58                      3.00%
  59 - 64                3.50%                     59 - 64                      3.50%
  65 - 69                4.50%                     65 - 69                      4.00%
    70+                  5.00%                       70+                        4.50%

Note that Guaranteed Annual Income rates for Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) rider purchased prior to January 23, 2017, and
Lincoln Lifetime IncomeSM Advantage 2.0 riders purchased prior to May 20, 2013, can be found in an Appendix to this prospectus.

If your Contract Value is reduced to zero for any reason other than for an
Excess Withdrawal, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount Annuity Payout Option.
You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate. If the Contract
Value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals will decrease the Contract Value.

The following example shows the calculation of the Guaranteed Annual Income amount for Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) (single life option) and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base and the Contract Value. The example assumes a
4.25% Guaranteed Annual Income rate and a Contract Value of $200,000:

                                                                              71

    Contract Value on the rider's effective date....................    $200,000
    Income Base on the rider's effective date.......................    $200,000
    Initial Guaranteed Annual Income amount on the rider's effective
    date ($200,000 x 4.25%).........................................    $  8,500
    Contract Value six months after rider's effective date..........    $210,000
    Income Base six months after rider's effective date.............    $200,000
    Withdrawal six months after rider's effective date..............    $  8,500
    Contract Value after withdrawal ($210,000 - $8,500).............    $201,500
    Income Base after withdrawal ($200,000 - $0)....................    $200,000
    Contract Value on first Benefit Year anniversary................    $205,000
    Income Base on first Benefit Year anniversary...................    $205,000
    Guaranteed Annual Income amount on first Benefit Year
    anniversary ($205,000 x 4.25%)..................................    $  8,713

Since there was a withdrawal during the first year, the 5% Enhancement is not available, but the Automatic Annual Step-up was available and increased the
Income Base to the Contract Value of $205,000. On the first anniversary of the rider's effective date, the Guaranteed Annual Income amount is $8,713 (4.25% x
$205,000).

Purchase Payments added to the contract subsequent to the initial Purchase
Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income rate multiplied by the amount of the subsequent Purchase Payment. For example, assuming a Contractowner has a
Guaranteed Annual Income amount of $2,125 (4.25% of $50,000 Income Base), an additional Purchase Payment of $10,000 increases the Guaranteed Annual Income amount that Benefit Year to $2,550 ($2,125 + 4.25% of $10,000). The Guaranteed
Annual Income payment amount will be recalculated immediately after a Purchase
Payment is added to the contract.

After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Servicing Office approval.
Additional Purchase Payments will not be allowed if the Contract Value is zero.

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic
Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income rate.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal, or are withdrawals made prior to age 55 (younger of you or your spouse for joint life) or that are not payable to the original Contractowner or original
Contractowner's bank account (or to the original Annuitant or the original
Annuitant's bank account, if the owner is a non-natural person).

When an Excess Withdrawal occurs:

   1. The Income Base is reduced by the same proportion that the Excess
     Withdrawal reduces the Contract Value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal;
     and

   2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income rate multiplied by the new (reduced)
     Income Base (after the proportionate reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments,
Excess Withdrawals and additional Purchase Payments) available to you for the
Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided on the front page of this prospectus if you have questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the
Income Base, the Guaranteed Annual Income amount and the Contract Value. The example assumes that the Contractowner makes a $12,000 withdrawal, which causes a $12,643 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract Value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $3,613 (4.25% of the Income Base of $85,000)
After a $12,000 Withdrawal ($3,613 is within the Guaranteed Annual Income amount, $8,387 is the Excess Withdrawal):

The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $3,613 and the Income Base is not reduced:


Contract Value = $56,387 ($60,000 - $3,613)
Income Base = $85,000

The Contract Value is also reduced by the $8,387 Excess Withdrawal and the
Income Base is reduced by 14.875%, the same proportion by which the Excess
Withdrawal reduced the $56,387 Contract Value ($8,387 - $56,387)

Contract Value = $48,000 ($56,387 - $8,387)
Income Base = $72,357 ($85,000 x 14.875% = $12,644; $85,000 - $12,644 =
$72,356)
Guaranteed Annual Income amount = $3,075 (4.25% of $72,356 Income Base)

On the following Benefit Year anniversary the Contract Value has been reduced due to a declining market, but the Income Base is unchanged:

Contract Value = $43,000
Income Base = $72,356
Guaranteed Annual Income amount = $3,075 (4.25% x $72,356)

In a declining market, Excess Withdrawals may significantly reduce your Income
Base as well as your Guaranteed Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the
Contract Value. If the Income Base is reduced to zero due to an Excess
Withdrawal the rider will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual
Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue
Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

   1. Lincoln's automatic withdrawal service is used to calculate and pay the
     RMD;

   2. The RMD calculation must be based only on the value in this contract;

   3. No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph); and

     4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Guaranteed
Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual
Income amount, including amounts attributable to RMDs, will be treated as
Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached age 80 (qualified contracts) or age 95 (younger of you or your spouse for the joint life option) (nonqualified contracts) and have not elected i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit, you have the option of electing the Guaranteed Annual Income Amount
Annuity Payout Option. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0
prior to April 2, 2012, and all purchasers of Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) who own their riders through the 5th Benefit Year anniversary have until the Contractowner has reached age 85 (qualified contracts) or age 99 (younger of you or your spouse for the joint life option)
(nonqualified contracts) to elect the Guaranteed Annual Income Amount Annuity
Payout Option. If the Contract Value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount
Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount
Annuity Payout Option, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the Death
Benefit option in effect immediately prior to the effective date of the
Guaranteed Annual Income Amount Annuity Payout Option must be one of the following Death Benefits: the Guarantee of Principal Death Benefit or the
EGMDB. If the Account Value Death Benefit option is in effect, the Beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payout Option is an Annuity Payout
option under which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life
(this option is different from other Annuity Payout options, including i4LIFE
(Reg. TM) Advantage, which are based on your Contract Value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option
over i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value. Payment frequencies other than annual may be available.
You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

                                                                              73

The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract, the final payment will be equal to the sum of all Purchase Payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract, the final payment will be equal to the Contract Value on the effective date of the rider, increased for Purchase Payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) has no provision for a payout of the Income Base upon death of the Contractowners or Annuitant. In addition, Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) provides no increase in value to the
Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death
Benefit options (as described earlier in this prospectus) will be in effect.
Election of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal
Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). If the Beneficiary elects to continue the contract after the death of the single life (through a separate provision of the contract), the Beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) if
available under the terms and charge in effect at the time of the new purchase.
There is no carryover of the Income Base.

Upon the first death under the joint life option, withdrawals up to the
Guaranteed Annual Income amount continue to be available for the surviving spouse. The 5% Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk) will end and no further
Guaranteed Annual Income amounts are available (even if there was an Income
Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse, if under age 86
(age 76 for qualified contracts), may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase. In deciding whether to make this change, the surviving spouse should consider whether the change will cause the
Income Base and the Guaranteed Annual Income amount to decrease.

Termination. After the fifth anniversary of the effective date of the rider, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements.
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Annual
  Income Amount Annuity Payout Option will continue if applicable);
o upon election of Lincoln Market Select (Reg. TM) Advantage; or
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon the death of the Contractowner)
  including any sale or assignment of the contract or any pledge of the contract as collateral;
o upon the death under the single life option or the death of the surviving spouse under the joint life option;
o when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
o upon surrender of the contract;
o upon termination of the underlying annuity contract;
o on the final day of the Contractowner's eligibility to elect i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit (Managed Risk) or the Guaranteed Annual
  Income Amount Annuity Payout Option.

The termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for Contractowners who
transition from any version of Lincoln Lifetime IncomeSM Advantage 2.0. i4LIFE
(Reg. TM) Advantage is an optional Annuity Payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death Benefit during the
Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for election at the time you elect i4LIFE (Reg. TM) Advantage.
You cannot have both i4LIFE (Reg. TM) Advantage and any version of Lincoln
Lifetime IncomeSM Advantage 2.0 in effect on your contract at the same time.

This discussion applies to Contractowners who previously elected a Lincoln
Lifetime IncomeSM Advantage 2.0 rider and wish to transition to i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit . Contractowners with Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) must transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (Managed Risk). Contractowners with Lincoln
Lifetime IncomeSM Advantage 2.0 must transition to i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (version 4).


Prior to the Annuity Commencement Date, Contractowners with any active version of Lincoln Lifetime IncomeSM Advantage 2.0 may decide to later transition to
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. This transition is possible even if i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is no
longer available for purchase. (Contractowners with Lincoln Lifetime IncomeSM
Advantage 2.0 (Managed Risk) must elect i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit (Managed Risk).) Contractowners are also guaranteed that the
Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those in effect at the time they purchase their Lincoln
Lifetime IncomeSM Advantage 2.0 rider. If you choose to make this transition, the Contractowner can use the greater of their Lincoln Lifetime IncomeSM
Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up (or inception date) or the Account
Value immediately prior to electing i4LIFE (Reg. TM) Advantage to establish the
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. If the decision to elect
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is made because it is the last day of the Contractowner's eligibility to elect i4LIFE (Reg. TM)
Advantage, the Contractowner may also use the current Guaranteed Annual Income amount, if higher, to establish the initial Guaranteed Income Benefit. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts.
Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and
purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 prior to April 2, 2012, who have waited until after the fifth Benefit Year anniversary may elect i4LIFE
(Reg. TM) Advantage with the applicable version of Guaranteed Income Benefit until age 99 for nonqualified contracts and age 85 for qualified contracts.

For any version of Lincoln Lifetime IncomeSM Advantage 2.0, if you have the single life option and choose to transition to i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit, you must transition to the appropriate version of
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit single life option. If you have the joint life option and choose to transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit, you must transition to the appropriate version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit joint life option. The minimum length of the i4LIFE (Reg. TM) Advantage Access Period will vary based upon when you purchased your Lincoln Lifetime IncomeSM Advantage 2.0 rider and how long the rider was in effect before you decided to purchase
i4LIFE (Reg. TM) Advantage. These requirements are specifically listed in the
Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage section of this prospectus under Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments.

For nonqualified contracts, the Contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to transition from a Lincoln Lifetime IncomeSM Advantage
2.0 rider to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, you should consider that depending on your age (and the age of your spouse under the joint life option) and the selected length of the Access Period, i4LIFE (Reg. TM)
Advantage may provide a higher payout than the Guaranteed Annual Income amounts under your Lincoln Lifetime IncomeSM Advantage 2.0 rider. You should consider electing i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving i4LIFE (Reg. TM) Advantage payments whereas with Lincoln Lifetime
IncomeSM Advantage 2.0 you may defer taking withdrawals until a later date.
Payments from a nonqualified contract that a person receives under the i4LIFE
(Reg. TM) Advantage rider are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity
Payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase Payments. In contrast, withdrawals under your Lincoln Lifetime IncomeSM Advantage 2.0 rider are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the Contract Value exceeds Purchase Payments), and then as a nontaxable return of Purchase Payments.

Lincoln Market Select (Reg. TM) Advantage

Lincoln Market Select (Reg. TM) Advantage is a Living Benefit Rider available for purchase that provides:
o Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount
  (with certain exceptions listed later, up to the Contractowner's age 80 on qualified contracts and up to the Contractowner's age 95 (or the younger of you and your spouse if the joint life option is elected) for nonqualified contracts) which is based upon a guaranteed Income Base;
o Lifetime income available through i4LIFE (Reg. TM) Advantage or the
  Guaranteed Annual Income Amount Annuity Payout Option which must be elected by specific ages set forth below;
o A 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in the preceding Benefit Year and the rider is within an Enhancement Period;
o Automatic Annual Step-ups of the Income Base to the Contract Value if the
  Contract Value is equal to or greater than the Income Base after the 5%
  Enhancement;
o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed
Annual Income amount or that are payable to any assignee or assignee's bank account are considered Excess Withdrawals. Excess Withdrawals may significantly reduce your

                                                                              75

Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal, and will terminate the rider if the Income Base if reduced to zero. Withdrawals will also negatively impact the 5% Enhancement.

In order to purchase Lincoln Market Select (Reg. TM) Advantage, the initial
Purchase Payment or Contract Value (if purchased after the contract is issued)
must be at least $25,000. This rider provides guaranteed, periodic withdrawals regardless of the investment performance of the contract. These benefits are subject to certain conditions, as set forth in this prospectus. The
Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon the death of the Contractowner). If the Contractowner sells or assigns for value the contract other than to the Annuitant, or discounts or pledges it as collateral for a loan or as a security for the performance of an obligation or any other purpose, this rider will terminate.

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed
Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base, which are age-based and may increase over time. With the single life and joint life options, you may receive guaranteed income payments for life through the election of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit or the Guaranteed Annual Income Amount
Annuity Payout Option.

Lincoln New York offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided, amount of guaranteed income, investment options available, as well as the amount of the charges. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders. In addition, the purchase of one rider may impact the availability of another rider. Not all riders will be available at all times. You may consider purchasing Lincoln Market Select (Reg. TM) Advantage if you want a guaranteed income payment that may grow as you get older and may increase through the
Automatic Annual Step-up or 5% Enhancement.

Availability. Lincoln Market Select (Reg. TM) Advantage is available for election to new Contractowners and to current Contractowners who have previously purchased the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
rider. If you elect the Lincoln Market Select (Reg. TM) Advantage rider at contract issue, it will be effective on the contract's effective date. If you terminate an existing rider to elect Lincoln Market Select (Reg. TM) Advantage, your new rider will be effective on the next Valuation Date following approval by us.

If Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is currently in effect on your contract, and you want to terminate your existing rider and elect Lincoln Market Select (Reg. TM) Advantage, we are currently waiving the five-year holding period that is required before terminating a rider. Other than the termination of your current rider, and the waiver of the holding period, your contract will not change in any way. We are doing this as a customer service to you, and there is no financial incentive being provided to you, your registered representative, or to anyone else if you decide to terminate your existing Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
rider and elect Lincoln Market Select (Reg. TM) Advantage.

In general, anytime you terminate a rider, you will no longer be entitled to any of the benefits that have accrued under that rider. If you decide to drop your Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider and elect
Lincoln Market Select (Reg. TM) Advantage, your current Income Base will terminate without value. In other words, you cannot transfer your current
Income Base over to Lincoln Market Select (Reg. TM) Advantage. Your initial
Income Base under Lincoln Market Select (Reg. TM) Advantage will be equal to the Contract Value on the effective date of the Lincoln Market Select (Reg. TM)
Advantage rider. The Income Base is used to calculate your Guaranteed Annual
Income amount and the rider charge. You should carefully compare the features and benefits provided by your existing rider to the features and benefits provided by Lincoln Market Select (Reg. TM) Advantage before making your decision. Lincoln Market Select (Reg. TM) Advantage does not include all the same features, and it may not provide the same level of guarantee. You should also compare the fees and charges of each rider. If you have any questions about terminating your Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
rider and electing Lincoln Market Select (Reg. TM) Advantage, you should contact your registered representative or call us at the number listed on the first page of this prospectus.

Lincoln Market Select (Reg. TM) Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The
Contractowner/Annuitant as well as the spouse under the joint life option must be age 85 or younger at the time this rider is elected (age 75 for qualified contracts).

There is no guarantee that Lincoln Market Select (Reg. TM) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Market Select (Reg. TM) Advantage available to new purchasers. You cannot elect this rider in combination with any other Living
Benefit Rider or any other annuity payout option offered in your contract at the same time.

If you purchase Lincoln Market Select (Reg. TM) Advantage, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.


Income Base. The Income Base is a value used to calculate your Guaranteed
Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a Death Benefit. The Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial Purchase Payment. If you elect the rider after we issue the contract, the initial Income Base will equal the
Contract Value on the effective date of the rider. The Income Base is increased by subsequent Purchase Payments, 5% Enhancements and Automatic Annual Step-ups,
and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Income Base is $10 million. This maximum takes into consideration the total guaranteed amounts under the Living Benefit Rider of all Lincoln New York contracts (or contracts issued by our affiliates) in which your (and/or spouse if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payment (not to exceed the maximum Income Base); for example, a $10,000 additional Purchase Payment will increase the Income Base by
$10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Servicing Office approval. Additional Purchase Payments will not be allowed if the Contract
Value decreases to zero for any reason, including market loss. Excess
Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base.

5% Enhancement. On each Benefit Year anniversary, during the Enhancement Period the Income Base, minus Purchase Payments received in the preceding Benefit
Year, will be increased by 5% if the Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) are under age 86 and if there were no withdrawals in the preceding Benefit Year. The original Enhancement
Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic Annual
Step-up. If during any Enhancement Period there are no Automatic Annual
Step-ups, the 5% Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following an
Automatic Annual Step-up. Any Purchase Payments made after the initial Purchase
Payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5%
Enhancement. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

You are eligible for a 5% Enhancement for at least 10 years from the effective date of the rider. This is the original Enhancement Period. A subsequent
10-year Enhancement Period will begin each time an Automatic Annual Step-up to the Contract Value occurs, as described below. If you decline an Automatic
Annual Step-up during the original Enhancement Period, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement
Period.

A 5% Enhancement that occurs during the original Enhancement Period will not cause your rider charge to increase. After the tenth Benefit Year anniversary the rider charge could increase to the then current charge at the time a 5%
Enhancement is applied. If you do not want your rider charge to increase, you will have the option to opt out of the enhancements after the tenth Benefit
Year. In order to be eligible to receive 5% Enhancements the
Contractowner/Annuitant (single life option), or the Contractowner and spouse
(joint life option) must be under age 86.

Note: The 5% Enhancement is not available on any Benefit Year anniversary where there has been a withdrawal of Contract Value (including a Guaranteed Annual
Income payment) in the preceding Benefit Year. A 5% Enhancement will occur in subsequent years when certain conditions are met. If you are eligible (as defined above) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000
Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000
Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 (= $115,000 x 1.05% + $10,000). The $10,000 Purchase Payment on day 95
is not eligible for the 5% Enhancement until the second Benefit Year anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase to the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

If during the first ten Benefit Years your Income Base is increased by the 5%
Enhancement on the Benefit Year anniversary, your charge rate for the rider will not change on the Benefit Year anniversary. However, the amount you pay for the rider will increase since the charge for the rider is based on the
Income Base. After the tenth Benefit Year anniversary, if you are in a subsequent Enhancement Period, the annual rider charge rate may increase to the current charge rate each year if the Income Base increases as a result of the
5% Enhancement, but the charge will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45% joint life option). See Charges and Other
Deductions -Lincoln Market Select (Reg. TM) Advantage Charge.

                                                                              77

If your charge rate for this rider is increased due to a 5% Enhancement, you may opt out of the 5% Enhancement by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate for the rider to change. This opt-out will only apply for this particular 5%
Enhancement. You will need to notify us each time thereafter (if an enhancement would cause your charge rate to increase) if you do not want the 5%
Enhancement. You may not opt out of the 5% Enhancement if the current charge rate for the rider increases due to additional Purchase Payments made during the preceding Benefit Year that exceed the $100,000 Purchase Payment restriction after the Benefit Year. See Income Base section for more details.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the
     Contractowner/Annuitant and spouse (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charges and account fee), plus any
     Purchase Payments made on that date is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

Each time the Automatic Annual Step-up occurs, a new Enhancement Period starts.
The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

Each time the Income Base is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Market Select (Reg. TM)
Advantage Charge.

If your charge rate for this rider is increased upon an Automatic Annual
Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base will be returned to the Income
Base immediately prior to the step-up, adjusted for additional Purchase
Payments or Excess Withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you do not want the step-up. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse your step-up will not be reimbursed.

If you decline an Automatic Annual Step-up during the first ten Benefit Years, you will continue to be eligible for the 5% Enhancement (if applicable) through the end of the Enhancement Period. You may not opt out of the Automatic Annual
Step-up if an additional Purchase Payment made during that Benefit year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement will work (assuming no withdrawals or additional Purchase
Payments):

                                                                                        Potential
                                            Contract   Income Base with                 for Charge
                                              Value     5% Enhancement    Income Base   to Change
                                           ---------- ------------------ ------------- -----------

      Initial Purchase Payment $50,000....  $50,000          N/A            $50,000        N/A
      1st Benefit Year anniversary........  $54,000         $52,500         $54,000        Yes
      2nd Benefit Year anniversary........  $53,900         $56,700         $56,700        No
      3rd Benefit Year anniversary........  $56,000         $59,535         $59,535        No
      4th Benefit Year anniversary........  $64,000         $62,512         $64,000        Yes

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535). The 5% Enhancement or an Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.

Withdrawal Amount. The Guaranteed Annual Income amount may be withdrawn from the contract each Benefit Year, as long as the Guaranteed Annual Income amount is greater than zero until the last day to elect i4LIFE (Reg. TM) Advantage or the Guaranteed Annual Income Amount Annuity Payout Option. At that time, you must elect i4LIFE (Reg. TM) Advantage or the Guaranteed Annual Income Amount
Annuity Payout Option to receive guaranteed income payments for life.
Guaranteed Annual Income withdrawals are available when you (single life option) or the younger of you and your spouse (joint life option) are age 55 or older. Partial withdrawals to pay the fees associated with your Fee-Based
Financial Plan will reduce the amount of available Guaranteed Annual Income each year.

The Guaranteed Annual Income amount is determined by multiplying the Income
Base by the applicable rate, based on your age and whether the single or joint life option has been elected. Under the joint life option, the age of the younger of you or your spouse will be


used. The Guaranteed Annual Income amount will change upon an Automatic Annual
Step-up, 5% Enhancement, additional Purchase Payments, and Excess Withdrawals, as described below.

The Guaranteed Annual Income rates applicable to new rider elections are determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rates may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. The rate structure is intended to help us provide the guarantees under the rider. The Guaranteed
Annual Income rates for new rider elections may be higher or lower than prior rates, but for existing Contractowners that have elected the rider, your
Guaranteed Annual Income rates will not change as a result.

The Guaranteed Annual Income rates applicable to new rider elections are set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the Guaranteed Annual Income rates, the effective period, and the date by which your application or rider election form must be signed and dated for a rider to be issued with those rates. The rates may change with each Rate
Sheet and may be higher or lower than the rates on the previous Rate Sheet. The rates will not change more frequently than quarterly.

At least 10 days before the end of the indicated effective period, the
Guaranteed Annual Income rates for the next effective period will be disclosed in a new Rate Sheet. In order to get the rates indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new
Contractowners, current Rate Sheets will be included with this prospectus. For existing Contractowners, the current Rate Sheet will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet information by contacting your registered representative or online at
www.LincolnFinancial.com. Guaranteed Annual Income rates from previous effective periods are included in an appendix to this prospectus.

During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider. After the first
Benefit Year anniversary, the Guaranteed Annual Income amount is calculated using the Income Base on the most recent Benefit Year anniversary. After your first Guaranteed Annual Income withdrawal, the Guaranteed Annual Income rate will only increase on a Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual
Step-up. If you have reached an applicable higher age band and there has not also been a subsequent Automatic Annual Step-up, then the Guaranteed Annual
Income rate will not increase until the next Automatic Annual Step-up occurs.
If you do not withdraw the entire Guaranteed Annual Income amount during a
Benefit Year, there is no carryover of the remaining amount into the next
Benefit Year.

If your Contract Value is reduced to zero for any reason other than for an
Excess Withdrawal, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount Annuity Payout Option.
You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If either the Contract Value or the Income Base is reduced to zero due to an Excess Withdrawal, the rider will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals will decrease the Contract Value.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount impact the Income Base and the Contract Value. The example assumes a 4%
Guaranteed Annual Income rate and a Contract Value of $200,000:

    Contract Value on the rider's effective date....................    $200,000
    Income Base on the rider's effective date.......................    $200,000
    Initial Guaranteed Annual Income amount on the rider's effective
    date ($200,000 x 4%)............................................    $  8,000
    Contract Value six months after rider's effective date..........    $210,000
    Income Base six months after rider's effective date.............    $200,000
    Withdrawal six months after rider's effective date..............    $  8,000
    Contract Value after withdrawal ($210,000 - $8,000).............    $202,000
    Income Base after withdrawal ($200,000 - $0)....................    $200,000
    Contract Value on first Benefit Year anniversary................    $205,000
    Income Base on the first Benefit Year anniversary...............    $205,000
    Guaranteed Annual Income amount on the first Benefit Year
    anniversary ($205,000 x 4%).....................................    $  8,200

Since there was a withdrawal during the first year, the 5% Enhancement is not available, but the Automatic Annual Step-up was available and increased the
Income Base to the Contract Value of $205,000. On the first Benefit Year anniversary, the Guaranteed Annual Income amount is $8,200 (4% x $205,000).

Purchase Payments added to the contract subsequent to the initial Purchase
Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income rate multiplied by the amount of the subsequent Purchase

                                                                              79

Payment. For example, assuming a Contractowner has a Guaranteed Annual Income amount of $2,500 (5% of $50,000 Income Base), an additional Purchase Payment of
$10,000 increases the Guaranteed Annual Income amount that Benefit Year to
$3,000 ($2,500 + 5% of $10,000). The Guaranteed Annual Income payment amount will be recalculated immediately after a Purchase Payment is added to the contract.

Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed
Annual Income amount. The Guaranteed Annual Income amount, after the Income
Base is adjusted by a 5% Enhancement or an Automatic Annual Step-up, will be equal to the adjusted Income Base multiplied by the applicable Guaranteed
Annual Income rate.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal, or withdrawals made prior to age 55 (younger of you or your spouse for joint life), or withdrawals that are payable to any assignee or assignee's bank account.

When an Excess Withdrawal occurs:

1. The Income Base is reduced by the same proportion that the Excess Withdrawal reduces the Contract Value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and

2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income rate multiplied by the new (reduced)
  Income Base (after the proportionate reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments in a Benefit Year, Excess Withdrawals and additional Purchase Payments)
available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided in this prospectus if you have any questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the
Income Base, the Guaranteed Annual Income, and the Contract Value under Lincoln
Market Select (Reg. TM) Advantage.

The example assumes that the Contractowner makes a $12,000 withdrawal, which causes an $11,816.14 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract Value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $4,250 (5% of the Income Base of $85,000)

After a $12,000 withdrawal ($4,250 is within the Guaranteed Annual Income amount, $7,750 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $4,250 and the Income Base is not reduced:
Contract Value = $55,750 ($60,000 - $4,250)
Income Base = $85,000

The Contract Value is also reduced by the $7,750 Excess Withdrawal and the
Income Base is reduced by 13.90134%, the same proportion by which the Excess
Withdrawal reduced the $55,750 Contract Value ($7,750 / $55,750).

Contract Value = $48,000 ($55,750 - $7,750)
Income Base = $73,183.86 ($85,000 x 13.90134% = $11,816.14; $85,000 -
$11,816.14 = $73,183.86)
Guaranteed Annual Income amount = $3,659.19 (5% of $73,183.86 Income Base)

On the following Benefit Year anniversary:

Contract Value = $43,000
Income Base = $73,183.86
Guaranteed Annual Income amount = $3,659.19 (5% x $73,183.86)

In a declining market, Excess Withdrawals may significantly reduce your Income
Base as well as your Guaranteed Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the
Contract Value. If the Income Base is reduced to zero due to an Excess
Withdrawal, the rider will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal, the rider and contract will terminate.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual
Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue
Code Section 401(a)(9). In addition, in order for this exception for RMD's to apply, the following must occur:

1. Lincoln's automatic withdrawal service is used to calculate and pay the RMD;


2. The RMD calculation must be based only on the value in this contract;

3. No withdrawals other than RMD's are made within the Benefit Year (except as described in the next paragraph); and

4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Guaranteed
Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual
Income amount, including amounts attributable to RMDs, will be treated as
Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached age 80 (qualified contract) or age 95 (younger of your or your spouse for the joint life option) (nonqualified contract) and have not elected i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit, you have the option of electing the Guaranteed Annual Income Amount
Annuity Payout Option. If the Contract Value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount
Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount
Annuity Payout Option, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life.

The Guaranteed Annual Income Amount Annuity Payout Option is an Annuity Payout
option under which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life
(this option is different from other Annuity Payout options, including i4LIFE
(Reg. TM) Advantage, which are based on your Contract Value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option
over i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value. Payment frequencies other than annual may be available.
You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract, the final payment will be equal to the sum of all Purchase Payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract, the final payment will be equal to the Contract Value on the effective date of the rider, increased for Purchase Payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Market Select (Reg. TM)
Advantage has no provision for a payout of the Income Base upon death of the
Contractowner or Annuitant. In addition, Lincoln Market Select (Reg. TM)
Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described earlier in this prospectus) will be in effect. Election of Lincoln Market Select (Reg.
TM) Advantage does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, Lincoln Market Select (Reg. TM) Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). Upon the first death under the joint life option, withdrawals up to the Guaranteed Annual
Income amount continue to be available for the surviving spouse. The 5%
Enhancement and Automatic Annual Step-up will continue, if applicable, as discussed above. Upon the death of the surviving spouse, Lincoln Market Select
(Reg. TM) Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

Termination. After the fifth Benefit Year anniversary, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements. Lincoln Market Select (Reg.
TM) Advantage will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Annual
  Income Amount Annuity Payout Option will continue if applicable);
o upon death under the single life option or the death of the surviving spouse under the joint life option;
o when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
o on the date the Contractowner is changed pursuant to an enforceable divorce agreement or decree;

                                                                              81

o on the final day of the Contractowner's eligibility to elect i4LIFE (Reg. TM)
  Advantage Guaranteed Income Benefit or the Guaranteed Annual Income Amount
  Annuity Payout option; or
o upon surrender or termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefit and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit option. i4LIFE (Reg. TM)
Advantage is an optional Annuity Payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death Benefit during the Access
Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for election at the time you elect i4LIFE (Reg. TM) Advantage. You cannot have both i4LIFE (Reg. TM) Advantage and Lincoln Market Select (Reg. TM)
Advantage in effect on your contract at the same time.

Contractowners with an active Lincoln Market Select (Reg. TM) Advantage may decide to later transition to i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit prior to the Annuity Commencement Date, according to the provisions outlined below. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts.

If you have the Lincoln Market Select (Reg. TM) Advantage single life option and choose to transition your rider, you must transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit single life option. If you have the Lincoln
Market Select (Reg. TM) Advantage joint life option and choose to transition your rider, you must transition to i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit joint life option. The Access Period requirements are specifically listed in the Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage section of this prospectus under Impacts to i4LIFE (Reg. TM) Advantage Regular Income
Payments.

For nonqualified contracts, the Contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to transition from Lincoln Market Select (Reg. TM)
Advantage to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, you should consider that depending on your age (and the age of your spouse under the joint life option) and the selected length of the Access Period, i4LIFE (Reg. TM)
Advantage may provide a higher payout than the Guaranteed Annual Income amounts under Lincoln Market Select (Reg. TM) Advantage. You should consider electing
i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving
i4LIFE (Reg. TM) Advantage payments, whereas with Lincoln Market Select (Reg.
TM) Advantage, you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE (Reg. TM)
Advantage rider are treated as "amounts received as an annuity" under section
72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income rates), and the remainder is treated as a nontaxable return of Purchase Payments. In contrast, withdrawals under Lincoln Market Select (Reg. TM) Advantage are not treated as amounts received as an annuity because they occur prior to the annuity starting date.
As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the Contract
Value exceeds Purchase Payments), and then as a nontaxable return of Purchase
Payments.

4LATER (Reg. TM) Select Advantage

4LATER (Reg. TM) Select Advantage is a Living Benefit Rider available for purchase that provides an Income Base which will be used to establish the amount of the Guaranteed Income Benefit payment upon the election of i4LIFE
(Reg. TM) Advantage. If you elect 4LATER (Reg. TM) Select Advantage, you must later elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit in
order to receive a benefit from 4LATER (Reg. TM) Select Advantage.

Availability. 4LATER (Reg. TM) Select Advantage is available for election to new Contractowners and to current Contractowners who have previously purchased the 4LATER (Reg. TM) Advantage (Managed Risk) rider. If you elect the 4LATER
(Reg. TM) Select Advantage rider at contract issue, it will be effective on the contract's effective date. If you terminate an existing rider to elect 4LATER
(Reg. TM) Select Advantage, your new rider will be effective on the next
Valuation Date following approval by us. To elect 4LATER (Reg. TM) Select
Advantage, the Contractowner, Annuitants and Secondary Life under the joint life option must be age 85 or younger.

If 4LATER (Reg. TM) Advantage (Managed Risk) is currently in effect on your contract, and you want to terminate the existing rider and elect 4LATER (Reg.
TM) Select Advantage, we are currently waiving the five-year waiting period that is required before terminating a rider. Other than the termination of your current rider, and the waiver of the holding period, your contract will not change in any way. Any applicable existing or future surrender charges will continue to apply, as described in your contract and this prospectus. We are doing this as a customer service to you, and there is no financial incentive being provided to you, your registered representative, or to anyone else if you decide to terminate your existing 4LATER (Reg. TM) Advantage (Managed Risk)
rider and elect 4LATER (Reg. TM) Select Advantage.

Before electing 4LATER (Reg. TM) Select Advantage, you must first terminate your existing rider, and you will no longer be entitled to any of the benefits that have accrued under that rider. You cannot transfer your current Income
Base over to 4LATER (Reg. TM) Select Advantage. You should carefully compare the features and benefits provided by your existing rider to the features and benefits provided by 4LATER (Reg. TM) Select Advantage before making your decision.


4LATER (Reg. TM) Select Advantage is not available for purchase with qualified contracts and is designed primarily for purchasers of nonqualifed contracts where the Contractowner and Annuitant are different people (single life option)
or with joint life benefits where the Secondary Life is not a spouse.

There is no guarantee that 4LATER (Reg. TM) Select Advantage will be available for new purchasers in the future and we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of 4LATER
(Reg. TM) Select Advantage available to new purchasers. You cannot elect the rider and any other Living Benefit Rider or any other payout option offered in your contract at the same time.

If you purchase 4LATER (Reg. TM) Select Advantage, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Income Base. The Income Base is an amount used to calculate the Guaranteed
Income Benefit under i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit at a later date. The Income Base is not available to you as a lump sum withdrawal or as a Death Benefit. The initial Income Base varies based on when you elect the rider. If you elect 4LATER (Reg. TM) Select Advantage at the time you purchase the contract, the Income Base will be equal to the initial
Purchase Payment. If you elect the rider after you purchase the contract, the initial Income Base will equal the Contract Value on the effective date of
4LATER (Reg. TM) Select Advantage. The maximum Income Base is $10 million. The maximum takes into consideration the total guaranteed amounts from all Lincoln
New York contracts (or contracts issued by our affiliates) in which you (and/or
Secondary Life, if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payments (not to exceed the maximum Income Base). For example, an additional Purchase Payment of $10,000 will increase the Income
Base by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Servicing Office approval. If after the first Benefit Year cumulative additional Purchase
Payments equal or exceed $100,000, the charge for 4LATER (Reg. TM) Select
Advantage will change to the then current charge in effect on the next Benefit
Year anniversary. Additional Purchase Payments will not be allowed if the
Contract Value decreases to zero for any reason, including market loss.

Each withdrawal (including withdrawals to pay the fees for Fee-Based Financial
Plans) reduces the Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal.

The following example demonstrates the impact of a withdrawal on the Income
Base and the Contract Value. The Contractowner makes a withdrawal of $11,200 which causes a $12,550 reduction in the Income Base.

Prior to the withdrawal:
Contract Value = $112,000
Income Base = $125,500

After a withdrawal of $11,200, the Contract Value is reduced by 10% ($11,200)
and the Income Base is also reduced by 10%, the same proportion by which the withdrawal reduced the Contract Value ($11,200 - $112,000)

Contract Value = $100,800 ($112,000 - $11,200)
Income Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 =
$112,950)

In a declining market, withdrawals may significantly reduce your Income Base, and as a result will reduce your future Guaranteed Income Benefit. If the
Income Base is reduced to zero due to withdrawals, this rider will terminate.
If the Contract Value is reduced to zero due to a withdrawal, both the rider and the contract will terminate.

Automatic Annual Step-up. The Income Base will automatically step-up to the
Contract Value on each Benefit Year anniversary if:

   a. the Annuitant (single life option), or the Secondary Life (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charges and account fee), plus any
     Purchase Payments made on that date and Persistency Credits, if applicable, added on that date, is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in years in which a withdrawal has occurred.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus
Purchase Payments received in the preceding Benefit Year, will be increased by
5% if:

   a. the Annuitant (as well as the Secondary Life if the joint life option is in effect) are under age 86; and

                                                                              83

   b. if there were no withdrawals in the preceding Benefit Year; and

   c. the rider is within the Enhancement Period described below.

The Enhancement Period is a 10-year period that begins on the effective date of the rider.

Any Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base. However, any new Purchase Payment must be invested in the contract for at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any Purchase Payments made within the first
90 days after the effective date of 4LATER (Reg. TM) Select Advantage will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline the Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements as long as you meet the conditions listed above.

Note: The 5% Enhancement is not available in any Benefit Year there is a withdrawal from Contract Value. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined above) for the
5% Enhancement in the next Benefit Year, the enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05 = $120,750 plus $10,000). The $10,000 Purchase
Payment on day 95 is not eligible for the 5% Enhancement until the second
Benefit Year anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal. The 5% Enhancement will occur on the following
Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

The following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement affect the Income Base and the potential for the charge to increase or decrease (assuming no withdrawals or additional Purchase Payments):

                                                                                    Potential for
                                        Contract   Income Base with                    Charge
                                          Value     5% Enhancement    Income Base     to Change
                                       ---------- ------------------ ------------- --------------

Initial Purchase Payment $50,000......  $50,000          N/A            $50,000         N/A
1st Benefit Year anniversary..........  $54,000         $52,500         $54,000         Yes
2nd Benefit Year anniversary..........  $53,900         $56,700         $56,700          No
3rd Benefit Year anniversary..........  $56,000         $59,535         $59,535          No
4th Benefit Year anniversary..........  $64,000         $62,512         $64,000         Yes

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535).

Death Prior to the Annuity Commencement Date. 4LATER (Reg. TM) Select Advantage
has no provision for a payout of the Income Base upon death of the
Contractowners or Annuitant. In addition, 4LATER (Reg. TM) Select Advantage provides no increase in value to the Death Benefit over and above what the
Death Benefit provides in the base contract. At the time of death, if the
Contract Value equals zero, no Death Benefit options (as described in this prospectus) will be in effect. Election of the 4LATER (Reg. TM) Select
Advantage does not impact the Death Benefit options available for purchase with your annuity contract. Generally all Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9), as amended.
See The Contracts - Death Benefit.

If the Contractowner is not also named as the Annuitant or the Secondary Life, upon the first death of the Annuitant or Secondary Life, the 4LATER (Reg. TM)
Select Advantage rider will continue. Upon the second death of either the
Annuitant or Secondary Life, 4LATER (Reg. TM) Select Advantage will terminate.


Upon the death of the Contractowner, the 4LATER (Reg. TM) Select Advantage
rider will continue only if either Annuitant or the Secondary Life becomes the new Contractowner and payments under i4LIFE (Reg. TM) Advantage begin within one year after the death of the Contractowner.

Termination. After the fifth anniversary of the effective date of the 4LATER
(Reg. TM) Select Advantage rider, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the
Contractowner fails to adhere to the Investment Requirements. 4LATER (Reg. TM)
Select Advantage will automatically terminate:
o on the Annuity Commencement Date; or
o if the Annuitant is changed including any sale or assignment of the contract or any pledge of the contract as collateral; or
o upon the second death of either the Annuitant or Secondary Life; or
o when the Income Base is reduced to zero due to withdrawals;
o the last day that you can elect i4LIFE (Reg. TM) Advantage (age 95); or
o upon termination of the underlying contract.

This termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for Contractowners
who transition from 4LATER (Reg. TM) Select Advantage. Contractowners with an active 4LATER (Reg. TM) Select Advantage may purchase i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit at the terms in effect when the
Contractowner purchased 4LATER (Reg. TM) Select Advantage rider. i4LIFE (Reg.
TM) Advantage Select Guaranteed Income Benefit provides for periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period), a Death Benefit during the Access Period, and a minimum payout floor, called the Guaranteed Income Benefit. You will be required to adhere to certain Investment Requirements during the time you own
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit. See Living Benefit
Riders - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for more information.

Once you elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, you
can use the greater of the Income Base under 4LATER (Reg. TM) Select Advantage or your Account Value to establish the Guaranteed Income Benefit under i4LIFE
(Reg. TM) Advantage Select Guaranteed Income Benefit. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95.

If you elect the 4LATER (Reg. TM) Select Advantage single life option, you must purchase the i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit single life option. If you elect the 4LATER (Reg. TM) Select Advantage joint life option, you must purchase i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit joint life option.

Contractowners who elect 4LATER (Reg. TM) Select Advantage are guaranteed the ability in the future to elect i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit even if it is no longer available for purchase. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they elected
4LATER (Reg. TM) Select Advantage. These requirements are specifically listed in the Living Benefit Riders - Guaranteed Income Benefit with i4LIFE (Reg. TM)
Advantage section of this prospectus.

The Contractowner must elect the levelized option for Regular Income Payments.
While i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

You should consider electing i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit when you are ready to immediately start receiving i4LIFE (Reg.
TM) Advantage payments. Payments from a nonqualified contract that a person receives under i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit are
treated as "amounts received as an annuity" under section 72 of the Internal
Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income
(taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase Payments.

i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage (the Variable Annuity Payout Option Rider in your contract) is an optional Annuity Payout rider you may purchase at an additional cost and is separate and distinct from other Annuity Payout options offered under your contract and described later in this prospectus. You may also purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for an additional charge. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Charge.

i4LIFE (Reg. TM) Advantage is an Annuity Payout option that provides you with variable, periodic Regular Income Payments for life subject to certain conditions. These payouts are made during two time periods: an Access Period and a Lifetime Income Period. During the Access Period, you have access to your
Account Value, which means you may surrender the contract, make withdrawals, and have a Death Benefit. During the Lifetime Income Period, you no longer have access to your Account Value. You choose the length of the Access Period when you select i4LIFE (Reg. TM) Advantage; the Lifetime Income Period begins immediately after the Access Period ends and continues until your death (or the death of a Secondary Life, if later). i4LIFE (Reg. TM) Advantage is different from other Annuity Payout options provided by Lincoln because with i4LIFE (Reg.
TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You may also purchase the Guaranteed
Income Benefit which provides a minimum payout floor for

                                                                              85

your Regular Income Payments. You choose when you want to receive your first
Regular Income Payment and the frequency with which you will receive Regular
Income Payments. The initial Regular Income Payment is calculated from the
Account Value on a date no more than 14 days prior to the date you select to begin receiving the Regular Income Payments. This calculation date is called the Periodic Income Commencement Date, and is the same date the Access Period begins. Regular Income Payments must begin within one year of the date you elect i4LIFE (Reg. TM) Advantage. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable.
This option is available on nonqualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP market).
This option is subject to a charge while the i4LIFE (Reg. TM) Advantage is in effect computed daily on the Account Value. See Charges and Other Deductions -
i4LIFE (Reg. TM) Advantage Charge.

i4LIFE (Reg. TM) Advantage is available for contracts with a Contract Value of at least $50,000 and may be elected after the effective date of the contract and before any other Annuity Payout option under this contract is elected by sending a completed i4LIFE (Reg. TM) Advantage election form to our Servicing
Office. When you elect i4LIFE (Reg. TM) Advantage, you must choose the
Annuitant, Secondary Life, if applicable, and make several choices about your
Regular Income Payments. The Annuitant and Secondary Life may not be changed after i4LIFE (Reg. TM) Advantage is elected. For qualified contracts, the
Secondary Life must be the spouse. See i4LIFE (Reg. TM) Advantage Death
Benefits regarding the impact of a change to the Annuitant prior to the i4LIFE
(Reg. TM) Advantage election.

i4LIFE (Reg. TM) Advantage for IRA contracts is only available if the Annuitant and Secondary Life, if applicable, are age 591/2 or older at the time the rider is elected. i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit must be elected by age 80 on IRA contracts or age 95 on nonqualified contracts.
Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional Purchase
Payments may be made during the Access Period for an IRA annuity contract, unless a Guaranteed Income Benefit has been elected. If the Guaranteed Income
Benefit option has been elected on an IRA contract, additional Purchase
Payments may be made until the initial Guaranteed Income Benefit is calculated.
Additional Purchase Payments will not be accepted after the Periodic Income
Commencement Date for a nonqualified annuity contract.

If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among Subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the Annuity Commencement Date.
However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity
Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage, the Death Benefit option that you previously elected will become the Death Benefit election under i4LIFE (Reg.
TM) Advantage, unless you elect a less expensive Death Benefit option. Existing
Contractowners with the Account Value Death Benefit who elect i4LIFE (Reg. TM)
Advantage must choose the i4LIFE (Reg. TM) Advantage Account Value Death
Benefit. The amount paid under the new Death Benefit may be less than the amount that would have been paid under the Death Benefit provided before i4LIFE
(Reg. TM) Advantage began. See The Contracts - i4LIFE (Reg. TM) Advantage Death
Benefits.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the Periodic Income Commencement
Date. The Access Period is a defined period of time during which we pay variable, periodic Regular Income Payments and provide a Death Benefit, and during which you may surrender the contract and make withdrawals from your
Account Value (defined below). At the end of the Access Period, the remaining
Account Value is used to make Regular Income Payments for the rest of your life
(or the Secondary Life if applicable). This is called the Lifetime Income
Period. During the Lifetime Income Period, you will no longer be able to make withdrawals or surrenders or receive a Death Benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.

We will establish the minimum (currently 5 years) and maximum (currently the length of time between your current age and age 115 for nonqualified contracts or to age 100 for qualified contracts) Access Periods at the time you elect
i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial Regular Income Payment than longer Access Periods. At any time during the Access Period, you may extend or shorten the length of the Access
Period subject to Servicing Office approval. Additional restrictions may apply if you are under age 591/2 when you request a change to the Access Period.
Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent Regular Income Payments will be adjusted accordingly, and the Account Value remaining at the end of the new
Access Period will be applied to continue Regular Income Payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE (Reg. TM) Advantage
contracts in order to keep the Regular Income Payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit. Shortening the Access Period will terminate the Guaranteed Income Benefit. See Guaranteed
Income Benefit with i4LIFE (Reg. TM) Advantage.

Account Value. The initial Account Value is the Contract Value on the Valuation
Date i4LIFE (Reg. TM) Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value on a Valuation Date will equal the total value of all of the Contractowner's Accumulation Units plus the
Contractowner's value in the fixed account, and will be reduced by Regular
Income Payments and Guaranteed Income Benefit payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue Regular Income Payments for your life and the
Account Value will be reduced to zero.

Regular Income Payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic Regular Income Payments for as long as an
Annuitant (or Secondary Life, if applicable) is living and access to your
Account Value during the Access Period.


When you elect i4LIFE (Reg. TM) Advantage, you will have to choose the date you will receive the initial Regular Income Payment. Once they begin, Regular
Income Payments will continue until the death of the Annuitant or Secondary
Life, if applicable. Regular Income Payments must begin within one year of the date you elect i4LIFE (Reg. TM) Advantage. You also select when the Access
Period ends and when the Lifetime Income Period begins. You must also select the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the
Assumed Investment Return ("AIR"). These choices will influence the amount of your Regular Income Payments.

If you do not choose a payment frequency, the default is a monthly frequency.
You may also elect to have Regular Income Payments from nonqualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level Regular Income Payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the AIR. AIR rates of 3%, 4%, or 5% may be available. As of February 15, 2016, the 5% AIR is no longer available for i4LIFE (Reg. TM) Advantage elections. The higher the AIR you choose, the higher your initial Regular Income Payment will be and the higher the return must be to increase subsequent Regular Income Payments. You also choose the length of the Access Period. At this time, changes to the Access
Period can only be made on Periodic Income Commencement Date anniversaries.

Regular Income Payments are not subject to any applicable Interest Adjustments.
See Charges and Other Deductions. For information regarding income tax consequences of Regular Income Payments, see Federal Tax Matters.

The amount of the initial Regular Income Payment is determined on the Periodic
Income Commencement Date by dividing the Contract Value, less applicable premium taxes by 1,000 and multiplying the result by an annuity factor. The annuity factor is based upon:
     o the age and sex of the Annuitant and Secondary Life, if applicable;
     o the length of the Access Period selected;
     o the frequency of the Regular Income Payments;
     o the AIR selected; and
     o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the Regular Income Payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a Death Benefit of the entire Account Value will be paid to your Beneficiary upon your death. These benefits during the Access
Period result in a slightly lower Regular Income Payment, during both the
Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum Death Benefit of the full Account
Value was payable. (The Contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your Regular Income Payments for the remainder of your life (and/or the Secondary Life if applicable), during the
Lifetime Income Period, with no further access or Death Benefit.

The Account Value will vary with the actual net investment return of the
Subaccounts selected and the interest credited on the fixed account, which then determines the subsequent Regular Income Payments during the Access Period.
Each subsequent Regular Income Payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable
Valuation Date by 1,000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the AIR to determine subsequent Regular Income Payments. If the actual net investment return (annualized) for the contract exceeds the AIR, the
Regular Income Payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the AIR, the Regular Income Payment will decrease. For example, if net investment return is 3% higher (annualized) than the AIR, the
Regular Income Payment for the next year will increase by approximately 3%.
Conversely, if actual net investment return is 3% lower than the AIR, the
Regular Income Payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for Regular Income Payments, and subsequent Regular Income
Payments will be recalculated and could be increased or reduced, based on the
Account Value following the withdrawal.

For a joint life option, if either the Annuitant or Secondary Life dies during the Access Period, Regular Income Payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher Regular Income Payment. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse's death.

For nonqualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent
Regular Income Payment and Regular Income Payments will continue until the
Account Value is fully paid out and the Access Period ends. For qualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, i4LIFE (Reg. TM) Advantage (and any Guaranteed Income
Benefit if applicable) will terminate.

Regular Income Payments during the Lifetime Income Period. The Lifetime Income
Period begins at the end of the Access Period if either the Annuitant or
Secondary Life is living. Your earlier elections regarding the frequency of
Regular Income Payments, AIR and the frequency of the recalculation do not change. The initial Regular Income Payment during the Lifetime Income Period is determined

                                                                              87

by dividing the Account Value on the last Valuation Date of the Access Period by 1,000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
     o the age and sex of the Annuitant and Secondary Life (if living);
     o the frequency of the Regular Income Payments;
     o the AIR selected; and
     o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the Regular Income Payments during the Lifetime Income Period. To determine subsequent Regular Income
Payments, the contract is credited with a fixed number of Annuity Units equal to the initial Regular Income Payment (during the Lifetime Income Period)
divided by the Annuity Unit value (by Subaccount). Subsequent Regular Income
Payments are determined by multiplying the number of Annuity Units per
Subaccount by the Annuity Unit value. Your Regular Income Payments will vary based on the value of your Annuity Units. If your Regular Income Payments are adjusted on an annual basis, the total of the annual payment is transferred to
Lincoln New York's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your Regular Income Payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the Annuity Units.

Regular Income Payments will continue for as long as the Annuitant or Secondary
Life, if applicable, is living, and will continue to be adjusted for investment performance of the Subaccounts your Annuity Units are invested in (and the fixed account if applicable). Regular Income Payments vary with investment performance.

During the Lifetime Income Period, there is no longer an Account Value;
therefore, no withdrawals are available and no Death Benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.

i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM)
Advantage Account Value Death Benefit is available during the Access Period.
This Death Benefit is equal to the Account Value as of the Valuation Date on which we approve the payment of the death claim. You may not change this Death
Benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE
(Reg. TM) Advantage Guarantee of Principal Death Benefit is available during the Access Period and will be equal to the greater of:
     o the Account Value as of the Valuation Date we approve the payment of the claim; or
     o the sum of all Purchase Payments, less the sum of Regular Income
Payments and other withdrawals where:
    o Regular Income Payments, including withdrawals to provide the Guaranteed
      Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
    o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Contract Value or Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The following example demonstrates the impact of a proportionate withdrawal on your Death Benefit:

    i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit.................  $200,000
    Regular Income Payment..........................................................  $ 25,000
    Account Value at the time of additional withdrawal..............................  $150,000
    Additional withdrawal...........................................................  $ 15,000

    Death Benefit Value after Regular Income Payment = $200,000 - $25,000 = $175,000
    Reduction in Death Benefit value for withdrawal = $175,000 x 10% = $17,500
    Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500

    i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit.................
    Regular Income Payment..........................................................
    Account Value at the time of additional withdrawal..............................
    Additional withdrawal........................................................... ($15,000/$150,000=10% withdrawal)

    Death Benefit Value after Regular Income Payment = $200,000 - $25,000 = $175,000
    Reduction in Death Benefit value for withdrawal = $175,000 x 10% = $17,500
    Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500

The Regular Income Payment reduced the Death Benefit by $25,000 and the additional withdrawal caused a 10% reduction in the Death Benefit, the same percentage that the withdrawal reduced the Account Value.


During the Access Period, contracts with the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit may elect to change to the i4LIFE (Reg.
TM) Advantage Account Value Death Benefit by contacting us in writing at our
Servicing Office. We will effect the change in Death Benefit on the Valuation
Date we receive the request, at our Servicing Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM)
Advantage Guarantee of Principal Death Benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is only available during the Access Period. This benefit is the greatest of:
     o the Account Value as of the Valuation Date on which we approve the payment of the claim; or
     o the sum of all Purchase Payments, less the sum of Regular Income
Payments and other withdrawals where:
    o Regular Income Payments, including withdrawals to provide the Guaranteed
      Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
    o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election; or
  o the highest Account Value or Contract Value on any contract anniversary date (including the inception date of the contract) after the EGMDB is effective (determined before the allocation of any Purchase Payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or Contract Value is increased by Gross Purchase Payments and is decreased by Regular Income
    Payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or Contract Value is obtained. Regular Income
    Payments and withdrawals are deducted in the same proportion that Regular
    Income Payments and withdrawals reduce the Contract Value or Account
    Value.

When determining the highest anniversary value, if you elected the EGMDB in the base contract and this Death Benefit was in effect when you purchased i4LIFE
(Reg. TM) Advantage, we will look at the Contract Value before i4LIFE (Reg. TM)
Advantage and the Account Value after the i4LIFE (Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the
i4LIFE (Reg. TM) Advantage Guarantee of Principal or the i4LIFE (Reg. TM)
Advantage Account Value Death Benefit by contacting us in writing at the
Servicing Office. We will effect the change in Death Benefit on the Valuation
Date we receive the request, at our Servicing Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM)
Advantage EGMDB.

General Death Benefit Provisions. For all Death Benefit options, following the
Access Period, there is no Death Benefit. The Death Benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the Contractowner, joint owner or Annuitant during the life of the contract, for any reason other than death, the only Death Benefit payable for the new person will be the i4LIFE (Reg. TM) Advantage Account Value
Death Benefit. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse's death.

For nonqualified contracts, upon the death of the Contractowner, joint owner or
Annuitant, the Contractowner (or Beneficiary) may elect to terminate the contract and receive full payment of the Death Benefit or may elect to continue the contract and receive Regular Income Payments. Upon the death of the
Secondary Life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA annuity contract, and there is no Secondary
Life, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse Beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

If a death occurs during the Access Period, the value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim.
Approval of payment will occur upon our receipt of all the following:

   1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

   2. written authorization for payment; and

   3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

                                                                              89

Upon notification to us of the death, Regular Income Payments may be suspended until the death claim is approved by us. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and Regular Income Payments will continue, if applicable. The excess, if any, of the Death Benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

A Guaranteed Income Benefit may be available for purchase when you elect i4LIFE
(Reg. TM) Advantage which ensures that your Regular Income Payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. There are two versions of i4LIFE (Reg.
TM)Advantage Guaranteed Income Benefit currently available for purchase (unless you are guaranteed the right to elect a prior version under the terms of another Living Benefit Rider) - i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit and i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk).

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is an optional feature that provides a Guaranteed Income Benefit and requires that you adhere to certain Investment Requirements. See Investment Requirements in this prospectus for more information about the Investment Requirements applicable to your version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. You will be subject to those Investment Requirements for the entire time you own the rider.
Failure to comply with the Investment Requirements will result in the termination of the rider. See i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit - Termination for more information.

As discussed below, certain features of the Guaranteed Income Benefit may be impacted if you purchased a Living Benefit Rider prior to electing i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit. Refer to the 4LATER (Reg. TM)
Advantage section of this prospectus for a discussion of the 4LATER (Reg. TM)
Guaranteed Income Benefit.

Additional Gross Purchase Payments cannot be made to a contract with the
Guaranteed Income Benefit. You are also limited in how much you can invest in certain Subaccounts. See the Contracts - Investment Requirements.

There is no guarantee that any version of i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit Riders.
However, a Contractowner with Lincoln Lifetime IncomeSM Advantage, Lincoln
Lifetime IncomeSM Advantage 2.0 (Managed Risk) (including Lincoln Lifetime
IncomeSM Advantage 2.0), Lincoln Market Select (Reg. TM) Advantage, 4LATER
(Reg. TM) Select Advantage or 4LATER (Reg. TM) Advantage (Managed Risk) who
decides to terminate that rider to purchase i4LIFE (Reg. TM) Advantage will be guaranteed the right to purchase the Guaranteed Income Benefit under the terms set forth in another rider. The total annual Guaranteed Income Benefit that would otherwise be payable may be subject to a maximum amount. Please refer to your contract or contact your registered representative for more information.

You may elect any available version of the Guaranteed Income Benefit when you elect i4LIFE (Reg. TM) Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time. You may choose not to purchase the Guaranteed Income Benefit at the time you purchase
i4LIFE (Reg. TM) Advantage by indicating that you do not want the i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit on the election form at the time that you purchase i4LIFE (Reg. TM) Advantage. If you intend to use the Guaranteed
Amount or the Income Base from a previously elected Living Benefit Rider to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income
Benefit at the time you elect i4LIFE (Reg. TM) Advantage.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than Regular Income Payments) in the same proportion that the withdrawals reduce the Account Value. See i4LIFE (Reg. TM) Advantage -
General i4LIFE (Reg. TM) Provisions for an example.

Contractowners with Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or
4LATER (Reg. TM) Advantage (Managed Risk) who wish to elect i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit must elect i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk). Contractowners with Lincoln Market
Select (Reg. TM) Advantage or 4LATER (Reg. TM) Select Advantage who wish to elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit must elect i4LIFE
(Reg. TM) Advantage Select Guaranteed Income Benefit. Please refer to your
Living Benefit Rider regarding the availability of prior versions of Guaranteed
Income Benefit.

Select Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income
Benefit is elected.

The initial Guaranteed Income Benefit percentages applicable to new rider elections are determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the percentage may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. This percentage structure is intended to help us provide the guarantees under the rider. The initial Guaranteed Income Benefit percentages for new rider elections may be higher or lower than prior percentages, but for existing Contractowners that have elected the rider, your Guaranteed Income
Benefit percentages will not change as a result.


The initial Guaranteed Income Benefit percentages applicable to new rider elections are set forth in a supplement to this prospectus, called a Rate
Sheet. The Rate Sheet indicates the Guaranteed Income Benefit percentage, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that rate. The percentages may change with each Rate Sheet and may be higher or lower than the percentages on the previous Rate Sheet. The percentages will not change more frequently than quarterly.

At least 10 days before the end of the indicated effective period, the
Guaranteed Income Benefit percentages for the next effective period will be disclosed in a new Rate Sheet. In order to get the percentage indicated in a
Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new Contractowners, current Rate Sheets will be included with the prospectus.
For existing Contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet by contacting your registered representative or online at
www.LincolnFinancial.com. Guaranteed Income Benefit percentages from previous effective periods are included in an appendix to this prospectus.

Guaranteed Income Benefit (Managed Risk) and Guaranteed Income Benefit (version
4). The following discussion applies to both Guaranteed Income Benefit (Managed
Risk) and Guaranteed Income Benefit (version 4) unless otherwise specified. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The current specified percentages and the corresponding age-bands for calculating the initial Guaranteed Income Benefit under Guaranteed Income Benefit (Managed
Risk) are outlined in the table below for riders. The percentages and age-bands for Guaranteed Income Benefit (Managed Risk and version 4) elected during previous effective periods can be found in an Appendix to this prospectus.
Guaranteed Income Benefit (version 4) is only available for purchase if you are guaranteed the right to elect a prior version under another Living Benefit
Rider. (i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk and
version 4) are not available to Lincoln SmartSecurity (Reg. TM) Advantage purchasers.)

 Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit for:

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) elections or for purchasers of
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or 4LATER (Reg. TM)
                           Advantage (Managed Risk)
                           on or after May 20, 2013.

            Single Life Option                                Joint Life Option
-------------------------------------------    -----------------------------------------------
                                                        Age
                     Percentage of Account      (younger of you and      Percentage of Account
       Age           Value or Income Base*       your spouse's age)      Value or Income Base*
----------------    -----------------------    ---------------------    ----------------------

  Under age 40              2.50%                  Under age 40                 2.50%
     40 - 54                3.00%                    40 - 54                    3.00%
     55 - 58                3.50%                    55 - 58                    3.50%
     59 - 64                4.00%                    59 - 69                    4.00%
     65 - 69                4.50%                    70 - 74                    4.50%
     70 - 79                5.00%                    75 - 79                    5.00%
       80+                  5.50%                      80+                      5.50%

*  Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) may
   use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there have not been any Automatic Annual Step-ups) if greater than the Account Value to establish the initial Guaranteed Income
   Benefit. Purchasers of 4LATER (Reg. TM) Advantage (Managed Risk) may use
   any remaining Income Base to establish the initial Guaranteed Income
   Benefit.

Please note that Guaranteed Income Benefit percentages for prior effective periods are in an Appendix to this prospectus.

General Provisions. For all versions of the Guaranteed Income Benefit, if the amount of your i4LIFE (Reg. TM) Advantage Regular Income Payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is
the minimum payment you will receive. If the market performance in your contract is sufficient to provide Regular Income Payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your Regular Income Payment. If your Regular Income
Payment is less than the Guaranteed Income Benefit, we will reduce the Account
Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the Guaranteed Income
Benefit (in other words, Guaranteed Income Benefit payments reduce the Account
Value by the entire amount of the Guaranteed Income Benefit payment). (Regular
Income Payments also reduce the Account Value.) This payment will be made from the variable Subaccounts and the fixed account proportionately, according to your investment allocations.

If your Account Value reaches zero as a result of payments to provide the
Guaranteed Income Benefit, we will continue to pay you an amount equal to the
Guaranteed Income Benefit. If your Account Value reaches zero, your Access
Period will end and your Lifetime

                                                                              91

Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your Death Benefit. If your
Account Value equals zero, no Death Benefit will be paid. See i4LIFE (Reg. TM)
Advantage Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the Annuitant (or the Secondary
Life, if applicable) is living.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM)
Account Value:

    i4LIFE (Reg. TM) Account Value before market decline............    $135,000
    i4LIFE (Reg. TM) Account Value after market decline.............    $100,000
    Guaranteed Income Benefit.......................................    $    810
    Regular Income Payment after market decline.....................    $    769
    Account Value after market decline and Guaranteed Income Benefit
    payment.........................................................    $ 99,190

The Contractowner receives an amount equal to the Guaranteed Income Benefit.
The entire amount of the Guaranteed Income Benefit is deducted from the Account
Value.

The Guaranteed Income Benefit will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For nonqualified contracts, the step-up will occur annually on the first Valuation Date on or after each
Periodic Income Commencement Date anniversary starting on the first Periodic
Income Commencement Date anniversary. For qualified contracts, the step-up will occur annually on the Valuation Date of the first periodic income payment of each calendar year. The first step-up is the Valuation Date of the first periodic income payment in the next calendar year following the Periodic Income
Commencement Date.

The following example illustrates how the initial Guaranteed Income Benefit is calculated for a Contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The example assumes a 4% percentage was used to calculate the Guaranteed Income Benefit, and that the Account Value has increased due to positive investment returns resulting in a higher recalculated Regular Income Payment. See Living Benefit
Riders - i4LIFE (Reg. TM) Advantage - Regular Income Payments during the Access
Period for a discussion of recalculation of the Regular Income Payment.

8/1/2016 Amount of initial Regular Income Payment.............................  $  4,801
8/1/2016 Account Value at election of Guaranteed Income Benefit...............  $100,000
8/1/2016 Initial Guaranteed Income Benefit (4.0% x $100,000 Account Value)....  $  4,000
8/1/2017 Recalculated Regular Income Payment..................................  $  6,000
8/1/2017 Guaranteed Income Benefit after step-up (75% of $6,000)..............  $  4,500

The Guaranteed Income Benefit was increased to 75% of the recalculated Regular
Income Payment.

The next section describes any differences in how the Guaranteed Income Benefit works for Guaranteed Income Benefit (version 3), Guaranteed Income Benefit
(version 2) and Guaranteed Income Benefit (version 1). All other features of the Guaranteed Income Benefit not discussed below are the same as in General
Provisions above.

Guaranteed Income Benefit (version 3). Guaranteed Income Benefit (version 3)
was available for purchase on or after January 20, 2009 to December 31, 2010
(unless version 3 is available for election at any time per the terms of your
Living Benefit Rider). For Guaranteed Income Benefit (version 3) the Guaranteed
Income Benefit is initially equal to 75% of the Regular Income Payment (which is based on your Account Value as defined in the i4LIFE (Reg. TM) Advantage rider section) in effect at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. The step-up will occur on every
Periodic Income Commencement Date anniversary during a 5-year step-up period.
At the end of a step-up period you may elect a new step-up period by submitting a written request to the Servicing Office. If you prefer, when you start the
Guaranteed Income Benefit, you can request that we administer this election for you.

Guaranteed Income Benefit (version 2). Guaranteed Income Benefit (version 2)
was available for election prior to January 20, 2009 (unless version 2 is available for election at any time per the terms of your Living Benefit Rider).
For Guaranteed Income Benefit (version 2) the Guaranteed Income Benefit is initially equal to 75% of the Regular Income Payment (which is based on your
Account Value as defined in the i4LIFE (Reg. TM) Advantage rider section) in effect at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit will automatically step-up every three years on the Periodic Income Commencement Date anniversary to 75% of the current Regular
Income Payment, if the result is greater than the immediately prior Guaranteed
Income Benefit. The step-up will occur on every third Periodic Income
Commencement Date anniversary during a 15-year step-up period. At the end of a


step-up period, you may elect a new 15-year step-up period by submitting a written request to the Servicing Office. If you prefer, when you start the
Guaranteed Income Benefit, you can request that we administer this election for you.

Guaranteed Income Benefit (version 1). If you have Guaranteed Income Benefit
(version 1), your Guaranteed Income Benefit will not step-up on an anniversary, but will remain level. This version is no longer available for election.

The next section describes certain guarantees in Living Benefit Riders relating to the election of the Guaranteed Income Benefit.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). Contractowners who
elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) who wish to transition to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit may elect
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) in
accordance with the same terms set out above. If this decision is made, the
Contractowner can use the greater of the Income Base under Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, or the Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk). The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or
Income Base) based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

If the Contractowner terminates Lincoln Lifetime IncomeSM Advantage 2.0
(Managed Risk) and purchased i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) on the last day the Contractowner is eligible to purchase i4LIFE (Reg. TM) Advantage, the current Guaranteed Annual Income amount, if higher, may be used to establish the initial Guaranteed Income
Benefit. This decision must be made by the maximum age to elect i4LIFE (Reg.
TM) Advantage, which is 95 for nonqualified contracts and age 80 for qualified contracts. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
who wait until the fifth Benefit Year anniversary may elect i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit until age 99 for nonqualified contracts and age 85 for qualified contracts.

Lincoln Market Select (Reg. TM) Advantage. Contractowners who purchase Lincoln
Market Select (Reg. TM) Advantage and wish to transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit are guaranteed the right, in the future, to elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, even if it is no longer available for purchase. They are also guaranteed that the
Guaranteed Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased Lincoln Market
Select (Reg. TM) Advantage.

If this decision is made, you can use the greater of the Income Base under
Lincoln Market Select (Reg. TM) Advantage reduced by all Guaranteed Annual
Income payments since the last Automatic Annual Step-up or the Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base)
based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

If the Contractowner terminates Lincoln Market Select (Reg. TM) Advantage and purchased i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit on the
last day the Contractowner is eligible to purchase i4LIFE (Reg. TM) Advantage, the current Guaranteed Annual Income amount, if higher, may be used to establish the initial Guaranteed Income Benefit. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is 95 for nonqualified contracts and age 80 for qualified contracts.

The Guaranteed Income Benefit percentage applicable to Lincoln Market Select
(Reg. TM) Advantage riders elected is set forth in a supplement to this prospectus called a Rate Sheet. See the Select Guaranteed Income Benefit
sections above for more information about the Rate Sheet. The Guaranteed Income
Benefit percentage applicable to Lincoln Market Select (Reg. TM) Advantage riders elected during previous effective periods can be found in an Appendix to this prospectus.

4LATER (Reg. TM) Select Advantage. Contractowners who elect 4LATER (Reg. TM)
Select Advantage and wish to transition to i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit are guaranteed the right, in the future, to elect
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, even if it is no longer available for purchase. They are also guaranteed that the Guaranteed
Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased 4LATER (Reg. TM) Select
Advantage.

If this decision is made, you can use the greater of the Income Base under
4LATER (Reg. TM) Select Advantage or the Account Value to establish the
Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base)
based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit percentages applicable to new 4LATER (Reg. TM)
Select Advantage rider elections are set forth in a supplement to this prospectus called a Rate Sheet. See the Select Guaranteed Income Benefit
section above for more information about the Rate Sheet. The Guaranteed Income
Benefit percentage applicable to 4LATER (Reg. TM) Select Advantage riders elected during previous effective periods can be found in an Appendix to this prospectus.

Lincoln Lifetime IncomeSM Advantage 2.0. Contractowners who purchased Lincoln
Lifetime IncomeSM Advantage 2.0 who wish to transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit are guaranteed the right, in the future, to elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) even though it is no longer available for purchase. They are also guaranteed that the Guaranteed Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased

                                                                              93

Lincoln Lifetime IncomeSM Advantage 2.0. If this decision is made, the
Contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base
reduced by all Guaranteed Annual Income payments since the last Automatic
Annual Step-up or since the rider's effective date (if there has not been an
Automatic Annual Step-up) if greater than the Account Value to establish the
Guaranteed Income Benefit at the terms in effect for the purchasers of this rider. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base) based on your age
(or the age of the younger life under a joint life option) at the time the
Guaranteed Income Benefit is elected.

If the Contractowner terminates Lincoln Lifetime IncomeSM Advantage 2.0 and transitioned to i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version
4) on the last day the Contractowner is eligible to purchase i4LIFE (Reg. TM)
Advantage, the current Guaranteed Annual Income amount, if higher, may be used to establish the initial Guaranteed Income Benefit. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is 95 for nonqualified contracts and age 80 for qualified contracts.

Lincoln SmartSecurity (Reg. TM) Advantage. Contractowners who purchased Lincoln
SmartSecurity (Reg. TM) Advantage may elect the i4LIFE (Reg. TM) Advantage
Select Guaranteed Income Benefit. At the time the initial Guaranteed Income
Benefit is determined, the remaining Guaranteed Amount (if greater than the
Account Value), will be used to calculate the Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be equal to the applicable percentage based on the age of the younger of the Contractowner and the Secondary Life
(joint life), at the time the Guaranteed Income Benefit is elected, multiplied by the remaining Guaranteed Amount (if greater than the Account Value), will be used to calculate the Guaranteed Income Benefit.

The Guaranteed Income Benefit percentage applicable to Contractowners who transition from Lincoln SmartSecurity (Reg. TM) Advantage to Select Guaranteed
Income Benefit are set forth in a supplement to this prospectus, called a Rate
Sheet. Lincoln SmartSecurity (Reg. TM) Advantage purchasers use the date of the
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit election to determine the percentage applicable to their contracts. See the Select
Guaranteed Income Benefit section above for more information about the Rate
Sheet.

4LATER (Reg. TM) Advantage (Managed Risk). Contractowners who elected 4LATER
(Reg. TM) Advantage (Managed Risk) must transition to i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (Managed Risk) in accordance with the same terms set out above for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk). When this decision is made, the Contractowner can use the greater of the Income Base under 4LATER (Reg. TM) Advantage (Managed Risk) or the Account Value to calculate the amount of the initial Guaranteed Income
Benefit. All other provisions of i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) apply.

Lincoln Lifetime IncomeSM Advantage. Contractowners who purchased Lincoln
Lifetime IncomeSM Advantage are guaranteed that they may use the remaining
Guaranteed Amount (if greater than the Account Value) at the time the
Guaranteed Income Benefit is determined, to increase the Guaranteed Income
Benefit (version 2 or version 3 only). The Guaranteed Income Benefit will be increased by the ratio of the remaining Guaranteed Amount to the Contract Value at the time the initial i4LIFE (Reg. TM) Advantage payment is calculated. In other words, the Guaranteed Income Benefit will equal 75% of the initial
Regular Income Payment times the remaining Guaranteed Amount divided by the
Contract Value, if the Guaranteed Amount is greater than the Contract Value.
See the Lincoln Lifetime IncomeSM Advantage - i4LIFE (Reg. TM) Advantage Option
section for an example of calculation of the Guaranteed Income Benefit using the purchased Lincoln Lifetime IncomeSM Advantage Guaranteed Amount.

Contractowners who purchased Lincoln Lifetime IncomeSM Advantage may also choose to transition the version of the Guaranteed Income Benefit that is then currently available; however, only the Account Value and not the Guaranteed
Amount will be used to establish the Guaranteed Income Benefit.

The following is an example of how the Guaranteed Amount or the Income Base from another Living Benefit Rider may be used to calculate the i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit. The example assumes that a 4.5% Guaranteed
Income Benefit percentage is used to calculate the initial Guaranteed Income
Benefit.

    Account Value (equals Contract Value on date i4LIFE (Reg. TM) Advantage
    Guaranteed Income Benefit is elected)..................................    $100,000
    Guaranteed Amount/Income Base on date i4LIFE (Reg. TM) Advantage
    Guaranteed Income Benefit is elected...................................    $140,000
    Initial Regular Income Payment.........................................    $  5,411
    Initial Guaranteed Income Benefit (4.5% x $140,000 Guaranteed
    Amount/Income Base which is greater than $100,000 Account
    Value).................................................................    $  6,300

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:
  o A 3% AIR will be used to calculate the Regular Income Payment under Select
    Guaranteed Income Benefit; a 4% AIR will be used to calculate the Regular
    Income Payments under all other versions of Guaranteed Income Benefit;
  o The minimum Access Period required for Guaranteed Income Benefit (version
    4) is the longer of 20 years (15 years for versions 2 and 3) or the difference between your age (nearest birthday) and age 100 (age 90 for version 4 prior to May 21, 2012;


    age 85 for versions 2 and 3). The minimum Access Period required for
    i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit and i4LIFE
    (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) is the longer of 20 years or the difference between your age (nearest birthday) and age
    90. We may change this Access Period requirement prior to election of the
    Guaranteed Income Benefit. Different minimum Access Period requirements may apply if you use the greater of the Account Value or Income Base (less amounts paid since the last automatic step-up) under Lincoln Lifetime
    IncomeSM Advantage 2.0, Lincoln Lifetime IncomeSM Advantage 2.0 (Managed
    Risk) or 4LATER (Reg. TM) Advantage (Managed Risk) to calculate the
    Guaranteed Income Benefit as set forth below:

                                  Minimum Access Period
                                            Elections of i4LIFE (Reg. TM) Advantage prior
                                                 to the 5th Benefit Year anniversary

 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 on or after April 2, 2012   between your age and age 100
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 (Managed Risk)              between your age and age 90
 Purchasers of 4LATER (Reg. TM) Advantage
 (Managed Risk)
 Purchasers of Lincoln Lifetime IncomeSM
 Advantage 2.0 prior to April 2, 2012

                                            Elections of i4LIFE (Reg. TM) Advantage on and
                                                after the 5th Benefit Year anniversary

 Purchasers of Lincoln Lifetime IncomeSM   Longer of 20 years or the difference
 Advantage 2.0 on or after April 2, 2012   between your age and age 95
 Purchasers of Lincoln Lifetime IncomeSM   Longer of 15 years or the difference
 Advantage 2.0 (Managed Risk)              between your age and age 85
 Purchasers of 4LATER (Reg. TM) Advantage
 (Managed Risk)
 Purchasers of Lincoln Lifetime IncomeSM
 Advantage 2.0 prior to April 2, 2012

     o The maximum Access Period available is to age 115 for nonqualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your Regular Income Payment will be reduced. For versions
1, 2 and 3 of the Guaranteed Income Benefit, an extension of your Access Period will also reduce your i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit in proportion to the reduction in the Regular Income Payment. This reduction of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit does not apply to
Select Guaranteed Income Benefit, Guaranteed Income Benefit (Managed Risk) or
Guaranteed Income Benefit (version 4). If you choose to shorten your Access
Period, i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate.
Refer to the example in the 4LATER (Reg. TM) Guaranteed Income Benefit section of this prospectus.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
     o the death of the Annuitant (or the later of the death of the Annuitant or Secondary Life if a joint payout was elected); or
     o a Contractowner requested decrease in the Access Period or a change to the Regular Income Payment frequency; or
     o upon written notice from the Contractowner to us; or
     o assignment of the contract; or
     o failure to comply with Investment Requirements.

A termination due to a decrease in the Access Period, a change in the Regular
Income Payment frequency, or upon written notice from the Contractowner will be effective as of the Valuation Date on the next Periodic Income Commencement
Date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified. However, if you used the greater of the Account
Value or Income Base under a previously held Living Benefit Rider to establish the Guaranteed Income Benefit, any termination of the Guaranteed Income Benefit will also result in a termination of the i4LIFE (Reg. TM) Advantage election.
If you used your Lincoln Lifetime IncomeSM Advantage Guaranteed Amount to
establish the Guaranteed Income Benefit, you must keep i4LIFE (Reg. TM)
Advantage and the Guaranteed Income Benefit in effect for at least 3 years. If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you may
be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage Regular Income Payment will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.

Availability. The Guaranteed Income Benefit is available with nonqualified and qualified (IRAs and Roth IRAs) contracts. The Contractowner must be under age
96 for nonqualified contracts and under age 81 for qualified contracts at the time this rider is elected. Select Guaranteed Income Benefit and Guaranteed
Income Benefit (Managed Risk) are the only versions of the Guaranteed Income
Benefit currently available for election unless you are guaranteed the right to elect a prior version under the terms of your Living Benefit Rider.

Withdrawals. You may request a withdrawal at any time prior to or during the
Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular Income Payments and Guaranteed Income Benefit payments, if applicable, will be recalculated. The Guaranteed Income Benefit is reduced proportionately. Withdrawals may have tax consequences. See Federal Tax
Matters. The Interest Adjustment may apply.

                                                                              95

The following example demonstrates the impact of a withdrawal on the Regular
Income Payments and the Guaranteed Income Benefit payments:

        i4LIFE (Reg. TM) Regular Income Payment before additional withdrawal..............    $  1,200
        Guaranteed Income Benefit before additional withdrawal............................    $    900
        Account Value at time of additional withdrawal....................................    $150,000
        Additional withdrawal.............................................................    $ 15,000   (a 10% withdrawal)

        Reduction in Guaranteed Income Benefit for additional withdrawal = $900 x 10% = $90
        Guaranteed Income Benefit after additional withdrawal = $900 - $90 = $810

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further Regular Income Payments will be made. The Interest Adjustment may apply.

Termination. You may terminate i4LIFE (Reg. TM) Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next Valuation Date after we receive the notice.

For IRA annuity contracts, upon termination, the i4LIFE (Reg. TM) Advantage charge will end and the Separate Account Annual Expenses for the Death Benefit
you have elected will resume. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE (Reg. TM)
Advantage.

For nonqualified contracts, your i4LIFE (Reg. TM) Advantage Death Benefit will terminate, and the Account Value Death Benefit will be in effect. The i4LIFE
(Reg. TM) Advantage charge will end, and the charge for the Account Value Death
Benefit will begin. All earnings in the contract will be subject to income taxation in the year of the termination. A termination will be treated as a surrender for income tax purposes. If you choose to keep your underlying contract in force, this transaction will be treated as a repurchase for purposes of calculating future income taxes. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE (Reg. TM) Advantage.

Annuity Payouts
When you apply for a contract, you may select any Annuity Commencement Date permitted by law, which is usually on or before the Annuitant's 99th birthday.
Your broker-dealer may recommend that you annuitize at an earlier age. As an alternative, Contractowners with Lincoln SmartSecurity (Reg. TM) Advantage may elect to annuitize their Guaranteed Amount under the Guaranteed Amount Annuity
Payment Option. Contractowners with Lincoln Lifetime IncomeSM Advantage may elect the Maximum Annual Withdrawal Amount Annuity Payout Option.
Contractowners with any version of Lincoln Lifetime IncomeSM Advantage 2.0 or
Lincoln Market Select (Reg. TM) Advantage may elect to annuitize their Income
Base under the Guaranteed Annual Income Amount Annuity Payout Option.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the Contract
Value may be used to purchase an Annuity Payout option.

You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any Subaccount would be or become less than
$50, we have the right to reduce their frequency until the payouts are at least
$50 each. Following are explanations of the annuity options available.

Annuity Options

The annuity options outlined below do not apply to Contractowners who have elected i4LIFE (Reg. TM) Advantage or any version of i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit, the Maximum Annual Withdrawal Amount Annuity Payout
Option, the Guaranteed Amount Annuity Payment Option, or the Guaranteed Annual
Income Amount Annuity Payout Option.

Life Annuity. This option offers a periodic payout during the lifetime of the
Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries.
However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Contractowner.


Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both Annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the Annuitant and a designated joint Annuitant.
The payouts continue during the lifetime of the survivor. The designated period is selected by the Contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint
Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the Annuitant and a joint Annuitant. When one of the joint Annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the Annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant with the guarantee that upon death a payout will be made of the value of the number of Annuity Units (see Variable Annuity Payouts)
equal to the excess, if any, of:
o the total amount applied under this option divided by the Annuity Unit value for the date payouts begin, minus
o the Annuity Units represented by each payout to the Annuitant multiplied by the number of payouts paid before death.

The value of the number of Annuity Units is computed on the date the death claim is approved for payment by the Servicing Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the Annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b)
the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an Annuity Payout option as a method of paying the Death Benefit to a Beneficiary. If you do, the Beneficiary cannot change this payout option.
You may change or revoke in writing to our Servicing Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an Annuity Payout option, the Beneficiary may choose any Annuity Payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9)
of the tax code, if applicable.

Variable Annuity Payouts

Variable Annuity Payouts will be determined using:
o The Contract Value on the Annuity Commencement Date, less any applicable premium taxes;
o The annuity tables contained in the contract;
o The annuity option selected; and
o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of Annuity Units equal to the first periodic payout divided by the Annuity Unit value; and

3. Calculate the value of the Annuity Units each period thereafter.

Annuity Payouts assume an investment return of 3%, 4% or 5% per year, as applied to the applicable mortality table. The AIR of 5% is no longer available for new elections of i4LIFE (Reg. TM) Advantage. You may choose your assumed interest rate at the time you elect a variable Annuity Payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s)
perform, relative to the assumed rate. If the actual net investment rate
(annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

                                                                              97

General Information

Any previously selected Death Benefit in effect before the Annuity Commencement
Date will no longer be available on and after the Annuity Commencement Date.
You may change the Annuity Commencement Date, change the annuity option or change the allocation of the investment among Subaccounts up to 30 days before the scheduled Annuity Commencement Date, upon written notice to the Servicing
Office. You must give us at least 30 days' notice before the date on which you want payouts to begin. Annuity Payouts cannot commence within twelve months of the effective date of the contract. We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Unless you select another option, the contract automatically provides for a life annuity with Annuity Payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the Annuitant's death (or surviving Annuitant's death in case of joint life Annuity) will be paid to you or your Beneficiary as payouts become due after we are in receipt of:
o proof, satisfactory to us, of the death;
o written authorization for payment; and
o all claim forms, fully completed.

Fixed Side of the Contract

You may allocate Purchase Payments to the fixed side of the contract, if available. Allocations made to the fixed side of the contract are added to your
Contract Value. Certain charges related to the contract and the charges for the
Living Benefit Riders are deducted from your Contract Value. Therefore, a portion of those charges may be deducted from the fixed account. See the
Charges and Other Deductions section of this prospectus for more information.
Since amounts in the fixed account make up part of your Contract Value, those amounts may be used to calculate benefits under the Living Benefit Riders. See the Living Benefit Riders section in this prospectus for more information.

Net Purchase Payments and Contract Value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York State Department of Financial Services as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the
1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an annual effective interest rate of not less than 1.50% per year on amounts held in a fixed account.

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED
IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION.
CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST
RATE WILL BE DECLARED. Any amount surrendered, withdrawn from or transferred out of a fixed account prior to the expiration of the Guaranteed Period is subject to the Interest Adjustment. This may reduce your value upon surrender, withdrawal or transfer, but will not reduce the amount below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your contract)
interest had been credited to the fixed account.

Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting Purchase Payments or transfers into the fixed side of the contract at any time. At this time, the fixed account is available for dollar cost averaging only. Please contact your registered representative for further information.

Guaranteed Periods

The fixed account is divided into separate Guaranteed Periods, which credit guaranteed interest.

You may allocate Net Purchase Payments to one or more Guaranteed Periods of 1 to 10 years. We may add Guaranteed Periods or discontinue accepting Net
Purchase Payments into one or more Guaranteed Periods at any time. The minimum amount of any Purchase Payment that can be allocated to a Guaranteed Period is
$2,000. Each Net Purchase Payment allocated to the fixed account will start its own Guaranteed Period and will earn a guaranteed interest rate. The duration of the Guaranteed Period affects the guaranteed interest rate of the fixed account. A Guaranteed Period ends on the date after the number of calendar years in the Guaranteed Period.


Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the Guaranteed Period.
Amounts surrendered, transferred or withdrawn prior to the end of the
Guaranteed Period will be subject to the Interest Adjustment. Each Guaranteed
Period Net Purchase Payment will be treated separately for purposes of determining any applicable Interest Adjustment.

You may transfer amounts from the fixed account to the variable Subaccount(s)
subject to the following restrictions:
o fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer amounts from the fixed account to the variable Subaccounts. You should carefully consider whether the fixed account meets your investment criteria. Any amount withdrawn from the fixed account may be subject to any applicable account fees and premium taxes.

We will notify the Contractowner in writing at least 45 but not more than 75 days prior to the expiration date for any Guaranteed Period amount. A new
Guaranteed Period of the same duration as the previous Guaranteed Period will begin automatically at the end of the previous Guaranteed Period, unless we receive, prior to the end of a Guaranteed Period, a written election by the
Contractowner. The written election may request the transfer of the Guaranteed
Period amount to a different Guaranteed Period account or to a variable
Subaccount from among those being offered by us. Transfers of any Guaranteed
Period amount which become effective upon the date of expiration of the applicable Guaranteed Period are not subject to the limitation of twelve transfers per Contract Year or the additional fixed account transfer restrictions.

Interest Adjustment

Any surrender, withdrawal or transfer of a Guaranteed Period amount before the end of the Guaranteed Period (other than dollar cost averaging, cross-reinvestment, Maximum Annual Withdrawals under Lincoln SmartSecurity
(Reg. TM) Advantage or Regular Income Payments under i4LIFE (Reg. TM)
Advantage) will be subject to the Interest Adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the Guaranteed Period will not be subject to the Interest Adjustment. The Interest Adjustment will be applied to the amount being surrendered, withdrawn or transferred. The Interest
Adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. Any transfer, withdrawal, or surrender of Contract Value from the fixed account will be increased or decreased by an Interest Adjustment, unless the transfer, withdrawal or surrender is effective:
o during the free look period (See Return Privilege).
o on the expiration date of a Guaranteed Period.
o as a result of the death of the Contractowner or Annuitant.
o subsequent to the diagnosis of a terminal illness of the Contractowner.
  Diagnosis of the terminal illness must be after the effective date of the contract and result in a life expectancy of less than one year, as determined by a qualified professional medical practitioner.
o subsequent to the admittance of the Contractowner into an accredited nursing home or equivalent health care facility. Admittance into such facility must be after the effective date of the contract and continue for 90 consecutive days prior to the surrender or withdrawal.
o subsequent to the permanent and total disability of the Contractowner if such disability begins after the effective date of the contract and prior to the
  65th birthday of the Contractowner.
o upon annuitization of the contract.

These provisions may not be applicable to your contract or available in your state. Please check with your registered representative regarding the availability of these provisions.

In general, the Interest Adjustment reflects the relationship between the yield rate in effect at the time a Net Purchase Payment is allocated to a fixed subaccount's Guaranteed Period under the contract and the yield rate in effect at the time of the Net Purchase Payment's surrender, withdrawal or transfer. It also reflects the time remaining in the Guaranteed Period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the Net Purchase Payment was allocated, then the application of the
Interest Adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the Net Purchase Payment, then the application of the
Interest Adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal
Reserve Board.

The Interest Adjustment is calculated by multiplying the transaction amount by:

  (1+A)n
---------
          -1
  (1+B)n

                                                                              99

where:
A   =
B   =
n   =

whe
A   yield rate for a U.S. Treasury security with time to maturity equal to the Subaccount's Guaranteed Period, determined at the beginning of the Guaranteed Period.
B   yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the Guaranteed Period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.
n   The number of years remaining in the Guaranteed Period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years).
    Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the Interest Adjustment.

Small Contract Surrenders

We may surrender your contract, in accordance with New York law if:
o your Contract Value drops below certain state specified minimum amounts
  ($2,000 or less) for any reason, including if your Contract Value decreases due to the performance of the Subaccounts you selected;
o no Gross Purchase Payments have been received for three (3) full, consecutive
Contract Years; and
o the annuity benefit at the Annuity Commencement Date would be less than
$20.00 per month.

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional Gross Purchase
Payments to bring your Contract Value above the minimum level to avoid surrender. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit Riders.

Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
o when the NYSE is closed (other than weekends and holidays);
o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
o when the SEC so orders to protect Contractowners.

If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or Death Benefit from the money market Subaccount until the fund is liquidated. Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Purchase Payment and/or deny payment of a request for transfers, withdrawals, surrenders, or Death Benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a Contractowner's account to government regulators.

Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, without a new sales charge.

This election must be made by your written authorization to us on an approved
Lincoln reinvestment form and received in our Servicing Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of
Accumulation Units which will be credited when the proceeds are reinvested will be based on the value of the Accumulation Unit(s) on the next Valuation Date.
This computation will occur following receipt of the proceeds and request for reinvestment at the Servicing Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). Any taxable distribution that is reinvested may still be reported as taxable. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940
Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).


Distribution of the Contracts
Lincoln Financial Distributors, Inc. ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln New York and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with Lincoln Financial Advisors Corporation and/or Lincoln Financial Securities
Corporation (collectively "LFN"), also affiliates of ours. The Principal
Underwriter has also entered into selling agreements with broker-dealers that are unaffiliated with us ("Selling Firms"). While the Principal Underwriter has
the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal
Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The Principal Underwriter may also offer "non-cash compensation", as defined under FINRA's rules, which includes among other things, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the contract to you or for any alternative proposal that may have been presented to you. You may wish to take such compensation payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a contract. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties.

Compensation Paid to LFN. The maximum commission the Principal Underwriter pays to LFN is 5.00% of Purchase Payments, plus 0.25% annual trail compensation beginning in years two and beyond. LFN may elect to receive a lower commission when a Purchase Payment is made along with an earlier quarterly payment based on Contract Value for so long as the contract remains in effect. Upon annuitization, the maximum commission the Principal Underwriter pays to LFN is
5.00% of annuitized value and/or ongoing annual compensation of up to 0.50% of annuity value or statutory reserves.

Lincoln New York also pays for the operating and other expenses of LFN, including the following sales expenses: registered representative training allowances; compensation and bonuses for LFN's management team; advertising expenses; and all other expenses of distributing the contracts. LFN pays its registered representatives a portion of the commissions received for their sales of contracts. LFN registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements. In addition, LFN registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help LFN registered representatives and/or their managers qualify for such benefits. LFN registered representatives and their managers may receive other payments from us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Compensation Paid to Unaffiliated Selling Firms. The Principal Underwriter pays commissions to all Selling Firms. The maximum commission the Principal
Underwriter pays to Selling Firms, other than LFN, is 5.25% of Purchase
Payments, plus 0.35% annual trail compensation beginning in years two and beyond. Some Selling Firms may elect to receive a lower commission when a
Purchase Payment is made along with an earlier quarterly payment based on
Contract Value for so long as the contract's Selling Firm remains in effect.
Upon annuitization, the maximum commission the Principal Underwriter pays to
Selling Firms is 5.25% of annuitized value and/or ongoing annual compensation of up to 0.60% of annuity value or statutory reserves. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

LFD may pay certain Selling Firms or their affiliates additional amounts for, among other things: (1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to registered representatives; (2) sales promotions relating to the contracts;
(3) costs associated with sales conferences and educational seminars for their registered representatives; (4) other sales expenses incurred by them; and (5)
inclusion in the financial products the Selling Firm offers.

Lincoln New York may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards.

These additional types of compensation are not offered to all Selling Firms.
The terms of any particular agreement governing compensation may vary among
Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2016 is contained in the SAI.

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of

                                                                             101

the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to Contractowners or the VAA. All compensation is paid from our resources, which include fees and charges imposed on your contract.

Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln New
York. This prospectus provides a general description of the material features of the contract. Questions about your contract should be directed to us at
1-888-868-2583.

Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax advisor about the application of tax rules found in the Internal Revenue Code
("Code"), Treasury Regulations and applicable IRS guidance to your individual situation.

Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the Code. We may not offer nonqualified annuities for all of our annuity products.

Tax Deferral On Earnings

Under the Code, you are generally not subject to tax on any increase in your
Contract Value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
o An individual must own the contract (or the Code must treat the contract as owned by an individual).
o The investments of the VAA must be "adequately diversified" in accordance with Treasury regulations.
o Your right to choose particular investments for a contract must be limited.
o The Annuity Commencement Date must not occur near the end of the Annuitant's life expectancy.

Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the Code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the Contract Value over the Purchase Payments for the contract.
Examples of contracts where the owner pays current tax on the contract's earnings, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the Annuity Payout period;
o Contracts acquired by an estate of a decedent;
o Certain qualified contracts;
o Contracts purchased by employers upon the termination of certain qualified plans; and
o Certain contracts used in connection with structured settlement agreements.

Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." Treasury regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the
Contract Value over the contract Gross Purchase Payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the Treasury regulations so that the VAA will be considered "adequately diversified."


Restrictions

The Code limits your right to choose particular investments for the contract.
Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate Contract Values among the Subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent in an attempt to prevent you from being considered as the owner of the assets of the VAA for purposes of the Code.

Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity may lose a portion of its deduction for otherwise deductible interest expenses.
However, this rule does not apply to a contract owned by an entity engaged in a trade or business that covers the life of one individual who is either (i) a
20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the contract. This rule also does not apply to a contract owned by an entity engaged in a trade or business that covers the joint lives of the 20% Owner or the entity and the Owner's spouse at the time first covered by the contract.

Age At Which Annuity Payouts Begin

The Code does not expressly identify a particular age by which Annuity Payouts must begin. However, those rules do require that an annuity contract provide for amortization, through Annuity Payouts, of the contract's Purchase Payments and earnings. As long as annuity payments begin or are scheduled to begin on a date on which the Annuitant's remaining life expectancy is enough to allow for a sufficient Annuity Payout period, the contract should be treated as an annuity. If the annuity contract is not treated as an annuity, you would be currently taxed on the excess of the Contract Value over the Purchase Payments into the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity under the Code and that any increase in your Contract Value will not be taxed until there is a distribution from your contract.

Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your Contract Value exceeds your
Purchase Payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). You will pay tax on a surrender to the extent the amount you receive exceeds your Purchase Payments.
In certain circumstances, your Purchase Payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has a Living Benefit Rider, and if the guaranteed amount under that rider immediately before a withdrawal exceeds your Contract Value, the Code may require that you include those additional amounts in your income. Please consult your tax advisor.

Taxation Of Annuity Payouts, Including Regular Income Payments

The Code imposes tax on a portion of each Annuity Payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your Purchase
Payments in the contract. We will notify you annually of the taxable amount of your Annuity Payout. Once you have recovered the total amount of the Gross
Purchase Payment in the contract, you will pay tax on the full amount of your
Annuity Payouts. If Annuity Payouts end because of the Annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than Regular
Income Payments, are taken from i4LIFE (Reg. TM) Advantage during the Access
Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a
Contractowner or an Annuitant. The tax treatment of these amounts depends on whether the Contractowner or the Annuitant dies before or after the Annuity
Commencement Date.

Death prior to the Annuity Commencement Date:
o If the Beneficiary receives Death Benefits under an Annuity Payout option, they are taxed in the same manner as Annuity Payouts.
o If the Beneficiary does not receive Death Benefits under an Annuity Payout option, they are taxed in the same manner as a withdrawal.

Death after the Annuity Commencement Date:
o If Death Benefits are received in accordance with the existing Annuity Payout option following the death of a Contractowner who is not the Annuitant, they are excludible from income in the same manner as the Annuity Payout prior to the death of the Contractowner.
o If Death Benefits are received in accordance with the existing Annuity Payout option following the death of the Annuitant (whether

                                                                             103

  or not the Annuitant is also the Contractowner), the Death Benefits are excludible from income if they do not exceed the Purchase Payments not yet distributed from the contract. All Annuity Payouts in excess of the Purchase
  Payments not previously received are includible in income.
o If Death Benefits are received in a lump sum, the Code imposes tax on the amount of Death Benefits which exceeds the amount of Gross Purchase Payments not previously received.

Additional Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The Code may impose a 10% additional tax on any distribution from your contract which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or Annuity Payouts that:
o you receive on or after you reach 591/2,
o you receive because you became disabled (as defined in the Code),
o you receive from an immediate annuity,
o a Beneficiary receives on or after your death, or
o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. If you take a distribution from your contract that may be subject to the tax, we will include a Distribution Code "D" in Box 7 of the Form 1099-R issued to report the distribution. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an Annuity
Payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an Annuity
Payout that you must include in income and the amount that might be subject to the additional tax described previously.

Loans and Assignments

Except for certain qualified contracts, the Code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your Contract Value, as a withdrawal of such amount or portion.

Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your Contract Value to the extent it exceeds your Purchase Payments not previously received. The new owner's Gross Purchase Payments in the contract would then be increased to reflect the amount included in income.

Charges for Additional Benefits

Your contract automatically includes a basic Death Benefit and may include other optional riders. Certain enhancements to the basic Death Benefit may also be available to you. The cost of the basic Death Benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the Death Benefit and other optional rider charges, if any, as a contract withdrawal.

Special Considerations for Same-Sex Spouses

In 2013, the U.S. Supreme Court held that same-sex spouses who are married under state law are treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

Qualified Retirement Plans

We have designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called
"qualified contracts." We issue contracts for use with various types of qualified retirement plans. The Federal income tax rules applicable to those plans are complex and varied. As a


result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified retirement plans. Persons planning to use the contract in connection with a qualified retirement plan should obtain advice from a competent tax advisor.

Types of Qualified Contracts and Terms of Contracts

Qualified retirement plans may include the following:
o Individual Retirement Accounts and Annuities ("Traditional IRAs")
o Roth IRAs
o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
o 401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)
o 403(a) plans (qualified annuity plans)
o 403(b) plans (public school system and tax-exempt organization annuity plans)
o H.R. 10 or Keogh Plans (self-employed individual plans)
o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)

Our individual variable annuity products are not available for use with any of the foregoing qualified retirement plan accounts, with the exception of
Traditional IRA, SEP IRA, and Roth IRA arrangements. We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code's requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:
o Federal tax rules limit the amount of Purchase Payments that can be made, and the tax deduction or exclusion that may be allowed for the Purchase
  Payments. These limits vary depending on the type of qualified retirement plan and the participant's specific circumstances (e.g., the participant's compensation).
o Minimum annual distributions are required under some qualified retirement plans once you reach age 701/2 or retire, if later as described below.
o Loans are allowed under certain types of qualified retirement plans, but
  Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth
  IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include Gross Purchase Payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for Purchase Payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by April 1 of the year following the year you attain age 701/2 or retire, if later. You are required to take distributions from your traditional IRAs by April 1 of the year following the year you reach age 701/2.
If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a required minimum distribution exceeds the actual distribution from the qualified plan.

Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced Death
Benefit, or other benefit

                                                                             105

which could provide additional value to your contract, may require you to take additional distributions. An enhanced Death Benefit is any Death Benefit that has the potential to pay more than the Contract Value or a return of Purchase
Payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax advisor regarding any tax ramifications.

Additional Tax on Early Distributions from Qualified Retirement Plans

The Code may impose a 10% additional tax on an early distribution from a qualified contract that must be included in income. The Code does not impose the additional tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% additional tax will not apply to any of the following withdrawals, surrenders, or Annuity Payouts:
o Distribution received on or after the Annuitant reaches 591/2,
o Distribution received on or after the Annuitant's death or because of the
Annuitant's disability (as defined in the Code),
o Distribution received as a series of substantially equal periodic payments based on the Annuitant's life (or life expectancy), or
o Distribution received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This tax affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is a qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001
(EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b)
non-governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA)
permits direct conversions from certain qualified, 403(b) or 457(b) plans to
Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements
(see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax advisor before you move or attempt to move any funds.

The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all
IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual's IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers.

Death Benefit and IRAs

Pursuant to Treasury regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit from being provided under the contract when we issue the contract as a
Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the Death Benefit under a contract issued as a Traditional or
Roth IRA could result in increased taxes to you. Certain Death Benefit options may not be available for all of our products.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us in writing prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or Annuity Payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The
Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.
The IRS requires that tax be withheld, even if you have requested otherwise.
Such


tax withholding requirements are generally applicable to 401(a), 403(a) or (b),
HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.

Our Tax Status

Under the Code, we are not required to pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any
Federal income tax liability on the income and gains earned by the VAA.
However, the Company does expect, to the extent permitted under the Code, to claim the benefit of the foreign tax credit as the owner of the assets of the
VAA. Therefore, we do not impose a charge for Federal income taxes. If there are any changes in the Code that require us to pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in the Law

The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of Contractowners who have interests in any Subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Contractowner provide their voting instructions to us. For funds un-affiliated with Lincoln, even though Contractowners may choose not to provide voting instruction, the shares of a fund to which such Contractowners would have been entitled to provide voting instruction will be voted by us in the same proportion as the voting instruction which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Contractowners would have been entitled to provide voting instruction will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Contractowners eligible to vote, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied proportionately to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a Subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln New York may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.

Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to Lincoln Life &
Annuity Company of New York at PO Box 2348, Fort Wayne, IN 46801-2348. A
contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the Contract Value as of the Valuation Date on which we receive the cancellation request, plus any premium taxes which had been deducted. A purchaser who participates in the VAA is subject to the risk of a market loss on the Contract Value during the free-look period.

IRA purchasers will receive the greater of Gross Purchase Payments or Contract
Value as of the Valuation Date on which we receive the cancellation request.

State Regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York
Superintendent of Insurance. Our books and accounts are subject to review and examination by the New York State Department of Financial Services at all
times. A full examination of our operations is conducted by that Department at least every five years.

                                                                             107

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon
Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing Office, at least semi-annually after the first
Contract Year, reports containing information required by that Act or any other applicable law or regulation. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life.
However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.

A written (or electronic, if elected) confirmation of each transaction will be provided to you on the next Valuation Date, except for the following transactions, which are mailed quarterly:
o deduction of any account fee or rider charges;
o any rebalancing event under Asset Allocation Models, Investment Requirements or the portfolio rebalancing service;
o any transfer or withdrawal under any applicable additional service: dollar cost averaging, AWS, or the cross-reinvestment service; and
o Regular Income Payments from i4LIFE (Reg. TM) Advantage.

Cyber Security

We rely heavily on interconnected computer systems and digital data to conduct our variable products business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate Accumulation Unit value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.

Other Information

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the
Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.

Legal Proceedings
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal
Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of
Additional Information for possible additional information regarding legal proceedings.


Contents of the Statement of Additional Information (SAI) for Lincoln New York
Account N for Variable Annuities

Item

Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Interest Adjustment Example
Annuity Payouts
Examples of Regular Income Payment Calculations
Determination of Accumulation and Annuity Unit Value
Capital Markets
Advertising & Ratings
About the S&P 500 Index
Unclaimed Property
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:

                Statement of Additional Information Request Card
                    Lincoln ChoicePlus AssuranceSM (A Share)
               Lincoln New York Account N for Variable Annuities

............................................................................................
Please send me a free copy of the current Statement of Additional Information for Lincoln
  New York Account N for Variable Annuities
Lincoln ChoicePlus AssuranceSM (A Share).

                                 (Please Print)

Name: -------------------------------------------------------------------------

Address: ----------------------------------------------------------------------

City --------------------------------------------------- State ---------
Zip ---------

Mail to Lincoln Life & Annuity Company of New York, PO Box 2348, Fort Wayne, IN
46801-2348.

                                                                             109

                      (This page intentionally left blank)


Appendix A - Condensed Financial Information

Accumulation Unit Values
The following information relates to Accumulation Unit values and Accumulation
Units for contracts purchased prior to November 15, 2010 and fee-based contracts purchased prior to June 30, 2010 for funds in the periods ended
December 31. It should be read along with the VAA's financial statement and notes which are included in the SAI.**

                              with EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

AB VPS Global Thematic Growth
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------     --          --          ---          --          --          ---          --          --          --------
AB VPS Growth and Income(1)
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          6.511      7.504          1*         N/A         N/A         N/A
2010............     N/A         N/A         N/A          7.504      8.401          1*         N/A         N/A         N/A
2011............     N/A         N/A         N/A          8.401      8.844          1*         N/A         N/A         N/A
2012............     N/A         N/A         N/A          8.844     10.292          1*         N/A         N/A         N/A
2013............     N/A         N/A         N/A         10.292     12.069          1*         N/A         N/A         N/A
----------------     --          --          ---         ------     ------        ---          --          --          --------
AB VPS International Value(2)
2008............     9.072      5.190          1*         9.945      5.206          5         10.050      5.217          1*
2009............     5.190      6.910         14          5.206      6.943         14          5.217      6.965          1*
2010............     6.910      7.143         28          6.943      7.187         43          6.965      7.217          4
2011............     7.143      5.703         30          7.187      5.747         45          7.217      5.776          1*
2012............     5.703      6.454         29          5.747      6.514         43          5.776      6.554          1*
2013............     6.454      7.122         28          6.514      7.192         41          6.554      7.239          1*
----------------     -----      -----        ---         ------     ------        ---         ------      -----        ---
AB VPS Small/Mid Cap Value
2008............     9.824      6.454          1*         9.809      6.475          5          9.670      6.489          1*
2009............     6.454      9.125          3          6.475      9.168          5          6.489      9.198          1*
2010............     9.125     11.448          3          9.168     11.519          3          9.198     11.567          1*
2011............    11.448     10.367          1*        11.519     10.447          2         11.567     10.502          1*
2012............    10.367     12.173          1*        10.447     12.284          2         10.502     12.361          1*
2013............    12.173     16.603          1*        12.284     16.781          1*        12.361     16.902          1*
2014............    16.603     17.926          3         16.781     18.145          1*        16.902     18.286          1*
2015............    17.926     16.754          3         18.145     16.984          1*        18.286     17.133          1*
2016............    16.754     20.720          2         16.984     21.038          1*        17.133     21.236          1*
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
American Century VP Balanced
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
American Century VP Inflation Protection(3)
2008............     N/A         N/A         N/A         10.290     10.546          3          N/A         N/A         N/A
2009............    10.909     11.485          1*        10.546     11.538          8          N/A         N/A         N/A
2010............    11.485     11.962          7         11.538     12.036         23          N/A         N/A         N/A
2011............    11.962     13.247         10         12.036     13.349         23          N/A         N/A         N/A
2012............    13.247     14.098          7         13.349     14.228         21          N/A         N/A         N/A
2013............    14.098     13.831          3         14.228     13.967         21          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
American Funds Global Growth
2008............     6.601      7.174          1*        10.728      7.197          3          N/A         N/A         N/A
2009............     7.174     10.117          3          7.197     10.164          6          7.651     10.196          1*
2010............    10.117     11.204          7         10.164     11.273          7         10.196     11.319          1*
2011............    11.204     10.117          6         11.273     10.195          7         11.319     10.247          1*
2012............    10.117     12.289          6         10.195     12.402          7         10.247     12.477          1*
2013............    12.289     15.732          9         12.402     15.901          7         12.477     16.013          1*
2014............    15.732     15.952          3         15.901     16.147          5          N/A         N/A         N/A
2015............    15.952     16.905          2         16.147     17.138          3          N/A         N/A         N/A
2016............    16.905     16.858          2         17.138     17.116          2          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      A-1

                              with EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

American Funds Global Small Capitalization
2008............     5.543      5.759          1*        11.383      5.778          9         11.409      5.790          1*
2009............     5.759      9.207         12          5.778      9.250         15          5.790      9.279          1*
2010............     9.207     11.169         23          9.250     11.239         32          9.279     11.285          2
2011............    11.169      8.950         24         11.239      9.019         40         11.285      9.066          3
2012............     8.950     10.482         23          9.019     10.579         38          9.066     10.644          3
2013............    10.482     13.326         22         10.579     13.469         29         10.644     13.566          3
2014............    13.326     13.487         22         13.469     13.652         28         13.566     13.764          3
2015............    13.487     13.402         20         13.652     13.586         24         13.764     13.711          3
2016............    13.402     13.560         19         13.586     13.768         21         13.711     13.908          3
----------------    ------     ------         --         ------     ------         --         ------     ------          -
American Funds Growth
2008............     9.874      6.224          4         10.870      6.244          3          N/A         N/A         N/A
2009............     6.224      8.599         11          6.244      8.639         10          N/A         N/A         N/A
2010............     8.599     10.114         10          8.639     10.177         21          8.666     10.219          2
2011............    10.114      9.595          5         10.177      9.669         22         10.219      9.718          3
2012............     9.595     11.210          7          9.669     11.313         16          9.718     11.383          3
2013............    11.210     14.454          6         11.313     14.609         13         11.383     14.713          3
2014............    14.454     15.543          5         14.609     15.734         12         14.713     15.861          3
2015............    15.543     16.460          4         15.734     16.687         11         15.861     16.839          2
2016............    16.460     17.861          4         16.687     18.134         11         16.839     18.317          2
----------------    ------     ------         --         ------     ------         --         ------     ------        ---
American Funds Growth-Income
2008............     9.752      6.442          4          9.729      6.462         23          9.640      6.476          1*
2009............     6.442      8.378         35          6.462      8.417         44          6.476      8.444          2
2010............     8.378      9.252         57          8.417      9.309         94          8.444      9.347          8
2011............     9.252      9.001         44          9.309      9.070        115          9.347      9.117          8
2012............     9.001     10.480         42          9.070     10.577         90          9.117     10.641          8
2013............    10.480     13.866         39         10.577     14.014         72         10.641     14.114          8
2014............    13.866     15.203         35         14.014     15.389         63         14.114     15.514          7
2015............    15.203     15.286         33         15.389     15.496         56         15.514     15.638          6
2016............    15.286     16.894         28         15.496     17.152         48         15.638     17.326          6
----------------    ------     ------         --         ------     ------        ---         ------     ------        ---
American Funds International
2008............    11.170      7.133          1*         N/A         N/A         N/A          N/A         N/A         N/A
2009............     7.133     10.114          1*         N/A         N/A         N/A          N/A         N/A         N/A
2010............    10.114     10.749          3         10.160     10.813          3          N/A         N/A         N/A
2011............    10.749      9.165          4         10.813      9.234         16         10.858      9.281          3
2012............     9.165     10.709          5          9.234     10.806         18          9.281     10.872          3
2013............    10.709     12.910          5         10.806     13.046         17         10.872     13.139          3
2014............    12.910     12.454         11         13.046     12.605         17         13.139     12.708          3
2015............    12.454     11.784         11         12.605     11.944         15         12.708     12.054          3
2016............    11.784     12.091         11         11.944     12.274         12         12.054     12.399          3
----------------    ------     ------         --         ------     ------        ---         ------     ------        ---
BlackRock Global Allocation V.I.
2009............    11.483     11.623          1*         N/A         N/A         N/A          N/A         N/A         N/A
2010............    11.623     12.644          1*        11.634     12.674          9          N/A         N/A         N/A
2011............    12.644     12.074          1*        12.674     12.121         10          N/A         N/A         N/A
2012............    12.074     13.159          1*        12.121     13.230          9          N/A         N/A         N/A
2013............    13.159     14.921          1*        13.230     15.024          7          N/A         N/A         N/A
2014............    14.921     15.073          1*        15.024     15.200          6          N/A         N/A         N/A
2015............    15.073     14.788          1*        15.200     14.935          5          N/A         N/A         N/A
2016............    14.788     15.214          1*        14.935     15.388          5          N/A         N/A         N/A
----------------    ------     ------         --         ------     ------        ---         ------     ------        ---
ClearBridge Variable Mid Cap
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      A-2

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

Delaware VIP Diversified Income
2008............     N/A         N/A         N/A          9.768     10.158          1*        N/A        N/A         N/A
2009............     9.889     12.711          6         10.158     12.770         10         N/A        N/A         N/A
2010............    12.711     13.588         22         12.770     13.672         36        12.810    13.729          2
2011............    13.588     14.295         21         13.672     14.405         40        13.729    14.479          2
2012............    14.295     15.141         22         14.405     15.280         38        14.479    15.374          2
2013............    15.141     14.792         22         15.280     14.950         31        15.374    15.057          3
2014............    14.792     15.390         20         14.950     15.578         29        15.057    15.705          3
2015............    15.390     15.048         20         15.578     15.254         23        15.705    15.394          2
2016............    15.048     15.403         19         15.254     15.638         20        15.394    15.797          2
----------------    ------     ------        ---         ------     ------         --        ------    ------        ---
Delaware VIP Emerging Markets
2008............     N/A         N/A         N/A         11.619      5.787          3         N/A        N/A         N/A
2009............     N/A         N/A         N/A          5.787     10.205          4         N/A        N/A         N/A
2010............    10.165     11.908          2         10.205     11.973          7         N/A        N/A         N/A
2011............    11.908      9.441          4         11.973      9.507          7         N/A        N/A         N/A
2012............     9.441     10.684          3          9.507     10.775          7         N/A        N/A         N/A
2013............    10.684     11.632          2         10.775     11.748          6         N/A        N/A         N/A
2014............    11.632     10.575          2         11.748     10.697          5         N/A        N/A         N/A
2015............    10.575      8.932          2         10.697      9.048          6         N/A        N/A         N/A
2016............     8.932     10.063          2          9.048     10.209          6         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------         --        ------    ------        ---
Delaware VIP High Yield
2008............     N/A         N/A         N/A         10.320      7.766          2         N/A        N/A         N/A
2009............    11.015     11.404          1*         7.766     11.458          3         N/A        N/A         N/A
2010............    11.404     12.988          1*        11.458     13.068          1*        N/A        N/A         N/A
2011............    12.988     13.172          1*        13.068     13.273          1*        N/A        N/A         N/A
2012............    13.172     15.318          1*        13.273     15.460          1*        N/A        N/A         N/A
2013............    15.318     16.544          1*        15.460     16.722          1*        N/A        N/A         N/A
2014............    16.544     16.308          1*        16.722     16.508          1*        N/A        N/A         N/A
2015............    16.308     15.051          1*        16.508     15.258          1*        N/A        N/A         N/A
2016............    15.051     16.842          1*        15.258     17.100          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------         --        ------    ------        ---
Delaware VIP Limited-Term Diversified Income
2008............    10.389     10.210          1*        10.476     10.242         10        10.520    10.266          1*
2009............    10.210     11.392         21         10.242     11.445         18        10.266    11.485          1*
2010............    11.392     11.775         56         11.445     11.848         85        11.485    11.901          5
2011............    11.775     11.968         54         11.848     12.060         91        11.901    12.127          7
2012............    11.968     12.160         56         12.060     12.272         91        12.127    12.352          7
2013............    12.160     11.891         65         12.272     12.019         95        12.352    12.109          8
2014............    11.891     11.955         67         12.019     12.101         90        12.109    12.204          8
2015............    11.955     11.922         63         12.101     12.086         74        12.204    12.202          7
2016............    11.922     12.020         59         12.086     12.204         69        12.202    12.333          8
----------------    ------     ------        ---         ------     ------         --        ------    ------        ---
Delaware VIP REIT
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         11.317     10.944          1*        N/A        N/A         N/A
2014............     N/A         N/A         N/A         10.944     14.028          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---
Delaware VIP Small Cap Value
2008............     N/A         N/A         N/A          6.264      6.909          1*        N/A        N/A         N/A
2009............     N/A         N/A         N/A          6.909      9.022          2         N/A        N/A         N/A
2010............     9.002     11.769          1*         9.022     11.813          1*        N/A        N/A         N/A
2011............    11.769     11.478          1*        11.813     11.538          1*        N/A        N/A         N/A
2012............    11.478     12.927          1*        11.538     13.013          1*        N/A        N/A         N/A
2013............    12.927     17.059          1*        13.013     17.200          1*        N/A        N/A         N/A
2014............    17.059     17.856          1*        17.200     18.031          1*        N/A        N/A         N/A
2015............    17.856     16.552          1*        18.031     16.740          1*        N/A        N/A         N/A
2016............    16.552     21.503          1*        16.740     21.779          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---

                                      A-3

                              with EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

Delaware VIP Smid Cap Growth(4)
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------     --          --          ---          --          --          ---          --          --          --------
Delaware VIP U.S. Growth
2008............     N/A         N/A         N/A          9.068      6.321          1*         N/A         N/A         N/A
2009............     6.313      8.925          8          6.321      8.967          7          6.601      8.995          1*
2010............     8.925     10.043         22          8.967     10.105         32          8.995     10.150          2
2011............    10.043     10.700         20         10.105     10.782         38         10.150     10.840          4
2012............    10.700     12.296         19         10.782     12.409         36         10.840     12.488          4
2013............    12.296     16.383         18         12.409     16.558         28         12.488     16.681          4
2014............    16.383     18.263         17         16.558     18.487         25         16.681     18.642          4
2015............    18.263     19.019         15         18.487     19.280         21         18.642     19.462          3
2016............    19.019     17.813         15         19.280     18.085         19         19.462     18.274          4
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Delaware VIP Value
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A         12.698     14.182          1*         N/A         N/A         N/A
2014............     N/A         N/A         N/A         14.182     16.003          1*         N/A         N/A         N/A
2015............     N/A         N/A         N/A         16.003     15.781          1*         N/A         N/A         N/A
2016............     N/A         N/A         N/A         15.781     17.908          1*         N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Deutsche Alternative Asset Allocation VIP
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Fidelity VIP Contrafund
2008............     9.799      6.635          1*        10.493      6.656          8         10.430      6.671          1*
2009............     6.635      8.908          1*         6.656      8.949         15          6.671      8.978          1*
2010............     8.908     10.323          4          8.949     10.386         17          8.978     10.430          3
2011............    10.323      9.945          4         10.386     10.021         16         10.430     10.074          3
2012............     9.945     11.447          5         10.021     11.552         16         10.074     11.624          3
2013............    11.447     14.856          2         11.552     15.015         13         11.624     15.124          3
2014............    14.856     16.439          1*        15.015     16.639         13         15.124     16.777          3
2015............    16.439     16.359          1*        16.639     16.584         12         16.777     16.737          2
2016............    16.359     17.466          1*        16.584     17.732         12         16.737     17.914          2
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Fidelity VIP Growth
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          7.244      8.246          1*         N/A         N/A         N/A
2010............     N/A         N/A         N/A          8.246     10.137          1*         N/A         N/A         N/A
2011............     N/A         N/A         N/A         10.137     10.058          1*         N/A         N/A         N/A
2012............     N/A         N/A         N/A         10.058     11.420          1*         N/A         N/A         N/A
2013............     N/A         N/A         N/A         11.420     15.414          1*         N/A         N/A         N/A
2014............     N/A         N/A         N/A         15.414     16.983          1*         N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      A-4

                              with EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

Fidelity VIP Mid Cap
2008............    10.543      6.925          1*         6.856      6.947          1*         N/A         N/A         N/A
2009............     6.925      9.592          1*         6.947      9.636          1*         N/A         N/A         N/A
2010............     9.592     12.222          2          9.636     12.297          6          9.667     12.348          1*
2011............    12.222     10.798          3         12.297     10.880          7         12.348     10.937          1*
2012............    10.798     12.260          3         10.880     12.372          7         10.937     12.448          1*
2013............    12.260     16.508          3         12.372     16.684          6         12.448     16.804          1*
2014............    16.508     17.347          3         16.684     17.558          5         16.804     17.701          1*
2015............    17.347     16.911          3         17.558     17.143          5         17.701     17.299          1*
2016............    16.911     18.758          3         17.143     19.044          3         17.299     19.252          1*
----------------    ------     ------          -         ------     ------          -         ------     ------        ---
Fidelity VIP Overseas(5)
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Franklin Income VIP
2008............     9.743      7.309          3          9.993      7.332          5          N/A         N/A         N/A
2009............     7.309      9.821         15          7.332      9.867          7          7.808      9.898          1*
2010............     9.821     10.967         19          9.867     11.035         20          9.898     11.080          1*
2011............    10.967     11.128         24         11.035     11.213         24         11.080     11.271          1*
2012............    11.128     12.423         23         11.213     12.538         15         11.271     12.615          1*
2013............    12.423     14.028         11         12.538     14.179         14         12.615     14.280          1*
2014............    14.028     14.544          9         14.179     14.722         11          N/A         N/A         N/A
2015............    14.544     13.397          9         14.722     13.582          8          N/A         N/A         N/A
2016............    13.397     15.139          6         13.582     15.371          7          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Franklin Mutual Shares VIP
2008............     9.788      6.555          6          9.804      6.576         24          9.715      6.590          1*
2009............     6.555      8.189         45          6.576      8.227         40          6.590      8.252          2
2010............     8.189      9.024         67          8.227      9.079         90          8.252      9.117          7
2011............     9.024      8.850         61          9.079      8.918         95          9.117      8.963          8
2012............     8.850     10.020         56          8.918     10.112         86          8.963     10.174          7
2013............    10.020     12.736         49         10.112     12.873         66         10.174     12.964          8
2014............    12.736     13.521         45         12.873     13.686         61         12.964     13.798          6
2015............    13.521     12.738         42         13.686     12.914         53         13.798     13.032          6
2016............    12.738     14.651         39         12.914     14.875         44         13.032     15.026          6
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
FTVIPT Franklin Small-Mid Cap Growth Securities(6)
2008............     5.854      6.206          1*         N/A         N/A         N/A          9.153      6.239          1*
2009............     6.206      8.831          5          7.319      8.872          2          6.239      8.901          1*
2010............     8.831     11.169          6          8.872     11.238          2          8.901     11.286          1*
2011............    11.169     10.534          6         11.238     10.615          3         11.286     10.671          1*
2012............    10.534     11.573          5         10.615     11.679          3         10.671     11.753          1*
2013............    11.573     13.524          5         11.679     13.656          3         11.753     13.748          1*
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Invesco V.I. International Growth
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
JPMorgan Insurance Trust Global Allocation
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP American Century Select Mid Cap Managed Volatility
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      A-5

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP American Global Growth
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          --------     --          --          -------- ----------- -------- -------------
LVIP American Global Small Capitalization
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          --------     --          --          -------- ----------- -------- -------------
LVIP American Growth
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............    20.137     20.006          1*         N/A         N/A         N/A         N/A        N/A         N/A
2016............    20.006     21.631          1*         N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---          --          --          -------- ----------- -------- -------------
LVIP American Growth-Income
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............    20.574     19.804          1*         N/A         N/A         N/A         N/A        N/A         N/A
2016............    19.804     21.816          1*         N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---          --          --          -------- ----------- -------- -------------
LVIP American International
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............    15.230     13.232          1*         N/A         N/A         N/A         N/A        N/A         N/A
2016............    13.232     13.526          1*         N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---          --          --          -------- ----------- -------- -------------
LVIP Baron Growth Opportunities
2008............     9.592      6.203          1*         6.281      6.223          1*        N/A        N/A         N/A
2009............     6.203      8.503          1*         6.223      8.542          1*        N/A        N/A         N/A
2010............     8.503     10.650          1*         8.542     10.716          4         N/A        N/A         N/A
2011............    10.650     10.979          1*        10.716     11.063          3         N/A        N/A         N/A
2012............    10.979     12.864          1*        11.063     12.984          3         N/A        N/A         N/A
2013............     N/A         N/A         N/A         12.984     18.050          3         N/A        N/A         N/A
2014............     N/A         N/A         N/A         18.050     18.785          3         N/A        N/A         N/A
2015............     N/A         N/A         N/A         18.785     17.755          2         N/A        N/A         N/A
2016............     N/A         N/A         N/A         17.755     18.604          2         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock Dividend Value Managed Volatility
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A          7.851      9.166          2         N/A        N/A         N/A
2011............     N/A         N/A         N/A          9.166      8.842          3         N/A        N/A         N/A
2012............     N/A         N/A         N/A          8.842     10.240          4         N/A        N/A         N/A
2013............     N/A         N/A         N/A         10.240     11.985          4         N/A        N/A         N/A
2014............     N/A         N/A         N/A         11.985     12.279          4         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------

                                      A-6

                             with EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------
                            (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP BlackRock Emerging Markets Managed Volatility(10)
2012............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2013............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------     --         ---        ---          --         ---        ---      ----------- -------- -------------
LVIP BlackRock Global Allocation V.I. Managed Risk
2013............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------     --         ---        ---          --         ---        ---      ----------- -------- -------------
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------     --         ---        ---          --         ---        ---      ----------- -------- -------------
LVIP BlackRock Inflation Protected Bond
2010............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2011............   10.143     11.247         1*         N/A        N/A        N/A         N/A        N/A         N/A
2012............   11.247     11.841        14          N/A        N/A        N/A         N/A        N/A         N/A
2013............   11.841     10.729        16        11.627     10.787        13         N/A        N/A         N/A
2014............   10.729     10.939        11        10.787     11.015        12         N/A        N/A         N/A
2015............   10.939     10.514        11        11.015     10.603        11         N/A        N/A         N/A
2016............   10.514     10.766        10        10.603     10.874         2         N/A        N/A         N/A
----------------   ------     ------       ---        ------     ------       ---      ----------- -------- -------------
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------   ------     ------       ---        ------     ------       ---      ----------- -------- -------------
LVIP BlackRock U.S. Opportunities Managed Volatility(11)
2015............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------   ------     ------       ---        ------     ------       ---      ----------- -------- -------------
LVIP Blended Core Equity Managed Volatility
2014............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------   ------     ------       ---        ------     ------       ---      ----------- -------- -------------
LVIP Blended Large Cap Growth Managed Volatility
2008............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2009............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2010............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2011............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2012............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2013............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------   ------     ------       ---        ------     ------       ---      ----------- -------- -------------
LVIP Blended Mid Cap Managed Volatility
2008............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2009............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2010............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2011............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2012............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2013............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
----------------   ------     ------       ---        ------     ------       ---      ----------- -------- -------------
LVIP Clarion Global Real Estate
2008............     N/A        N/A        N/A          N/A        N/A        N/A         N/A        N/A         N/A
2009............    6.236      6.447         1*         N/A        N/A        N/A         N/A        N/A         N/A
2010............    6.447      7.517         1*         N/A        N/A        N/A         N/A        N/A         N/A
2011............    7.517      6.788         1*         N/A        N/A        N/A         N/A        N/A         N/A
2012............    6.788      8.368         1*         N/A        N/A        N/A         N/A        N/A         N/A
2013............    8.368      8.546         1*         N/A        N/A        N/A         N/A        N/A         N/A
2014............    8.546      9.622         1*         N/A        N/A        N/A         N/A        N/A         N/A
2015............    9.622      9.396         1*        8.868      9.514         1*        N/A        N/A         N/A
2016............    9.396      9.400         1*        9.514      9.532         1*        N/A        N/A         N/A
----------------   ------     ------       ---        ------     ------       ---      ----------- -------- -------------

                                      A-7

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP ClearBridge Large Cap Managed Volatility
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          ---          --          --          ---        ------    ------        ---
LVIP Delaware Bond
2008............    10.592     10.013          2        10.533      10.044         21        10.631    10.065          1*
2009............    10.013     11.757         35        10.044      11.811         37        10.065    11.848          1*
2010............    11.757     12.597         76        11.811      12.674        125        11.848    12.726          8
2011............    12.597     13.391         73        12.674      13.493        135        12.726    13.562         10
2012............    13.391     14.098         72        13.493      14.227        130        13.562    14.314         10
2013............    14.098     13.602         83        14.227      13.747        130        14.314    13.845         12
2014............    13.602     14.236         83        13.747      14.409        122        13.845    14.526         12
2015............    14.236     14.113         80        14.409      14.306        105        14.526    14.437         10
2016............    14.113     14.318         75        14.306      14.535         97        14.437    14.683         11
----------------    ------     ------        ---        ------      ------        ---        ------    ------        ---
LVIP Delaware Diversified Floating Rate
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............    10.084      9.943          1*         N/A         N/A         N/A         N/A        N/A         N/A
2012............     9.943     10.243          1*         N/A         N/A         N/A         N/A        N/A         N/A
2013............    10.243     10.203          1*       10.219      10.261          1*        N/A        N/A         N/A
2014............    10.203     10.148          1*       10.261      10.220          1*        N/A        N/A         N/A
2015............    10.148      9.959          1*       10.220      10.045          1*        N/A        N/A         N/A
2016............     9.959     10.067          1*       10.045      10.171          1*        N/A        N/A         N/A
----------------    ------     ------        ---        ------      ------        ---        ------    ------        ---
LVIP Delaware Foundation Aggressive Allocation(7)
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------      ------        ---        ------    ------        ---
LVIP Delaware Social Awareness
2008............     N/A         N/A         N/A         9.372       6.675         21         N/A        N/A         N/A
2009............     N/A         N/A         N/A         6.675       8.582         21         N/A        N/A         N/A
2010............     N/A         N/A         N/A         8.582       9.470         19         N/A        N/A         N/A
2011............     N/A         N/A         N/A         9.470       9.427         19         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------      ------        ---        ------    ------        ---
LVIP Delaware Special Opportunities
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------      ------        ---        ------    ------        ---
LVIP Dimensional International Core Equity
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------      ------        ---        ------    ------        ---
LVIP Dimensional International Equity Managed Volatility
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------      ------        ---        ------    ------        ---

                                      A-8

                              with EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP Dimensional U.S. Core Equity 1
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          7.370      8.340          1*         N/A         N/A         N/A
2010............     N/A         N/A         N/A          8.340      9.316          2          N/A         N/A         N/A
2011............     N/A         N/A         N/A          9.316      9.325          3          N/A         N/A         N/A
2012............     N/A         N/A         N/A          9.325     10.636          3          N/A         N/A         N/A
2013............     N/A         N/A         N/A         10.636     14.018          3          N/A         N/A         N/A
2014............     N/A         N/A         N/A         14.018     15.692          2          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------     --          --                      ------     ------        ---          --          --          --------
LVIP Dimensional U.S. Core Equity 2
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------     --          --                      ------     ------        ---          --          --          --------
LVIP Dimensional U.S. Equity Managed Volatility
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------     --          --                      ------     ------        ---          --          --          --------
LVIP Dimensional/Vanguard Total Bond
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         10.619     10.581          1*         N/A         N/A         N/A
2016............     N/A         N/A         N/A         10.581     10.695          1*         N/A         N/A         N/A
----------------     --          --                      ------     ------        ---          --          --          --------
LVIP Franklin Templeton Global Equity Managed Volatility
2008............     8.872      6.054          2          8.742      6.069         15          N/A         N/A         N/A
2009............     6.054      7.668          3          6.069      7.698         16          N/A         N/A         N/A
2010............     7.668      8.078          4          7.698      8.123         17          7.719      8.152          1*
2011............     8.078      7.738          3          8.123      7.793         12          8.152      7.833          1*
2012............     7.738      9.273          2          7.793      9.352         12          7.833      9.409          1*
2013............     9.273     10.993          2          9.352     11.104         10          9.409     11.186          1*
2014............    10.993     10.652          2         11.104     10.775          9         11.186     10.865          1*
2015............    10.652      9.685          2         10.775      9.812          9         10.865      9.904          1*
2016............     9.685      9.806          2          9.812      9.949          4          9.904     10.052          1*
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP Franklin Templeton Value Managed Volatility
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP Global Conservative Allocation Managed Risk
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2010............     N/A         N/A         N/A         10.753     11.765         14          N/A         N/A         N/A
2011............     N/A         N/A         N/A         11.765     12.077         14          N/A         N/A         N/A
2012............     N/A         N/A         N/A         12.077     13.126         14          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP Global Growth Allocation Managed Risk
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     7.999      9.309         19          N/A         N/A         N/A          N/A         N/A         N/A
2010............     9.309     10.372         19          9.352     10.436         17          N/A         N/A         N/A
2011............    10.372     10.253         19         10.436     10.332         17          N/A         N/A         N/A
2012............    10.253     11.064         19         10.332     11.165         17          N/A         N/A         N/A
2013............    11.064     12.419         27         11.165     12.552         19          N/A         N/A         N/A
2014............    12.419     12.702         26         12.552     12.857         19          N/A         N/A         N/A
2015............    12.702     12.093         26         12.857     12.260         18          N/A         N/A         N/A
2016............    12.093     12.523         26         12.260     12.714         18          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      A-9

                              with EGMDB                           with GOP                        Acct Value DB
                 ------------------------------------ ---------------------------------- ----------------------------------
                   Accumulation unit                   Accumulation unit                  Accumulation unit
                         value                               value                              value
                 ----------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period    period       units      of period   period      units      of period   period      units
                 ----------- ---------- ------------- ----------- -------- ------------- ----------- -------- -------------
                             (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP Global Income
2009............    10.846     10.722          1*       10.252    10.732          1*        N/A        N/A         N/A
2010............    10.722     11.625          5        10.732    11.656          4         N/A        N/A         N/A
2011............    11.625     11.617          5        11.656    11.664          5         N/A        N/A         N/A
2012............    11.617     12.367          6        11.664    12.437          5         N/A        N/A         N/A
2013............    12.367     11.881          4        12.437    11.966          6         N/A        N/A         N/A
2014............    11.881     11.973          4        11.966    12.077          5         N/A        N/A         N/A
2015............    11.973     11.597          4        12.077    11.715          3         N/A        N/A         N/A
2016............    11.597     11.522          3        11.715    11.657          3         N/A        N/A         N/A
----------------    ------     ------          -        ------    ------          -      ----------- -------- -------------
LVIP Global Moderate Allocation Managed Risk
2008............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2009............     9.869     10.080          1*        N/A        N/A         N/A         N/A        N/A         N/A
2010............    10.080     11.156         11        10.127    11.226          3         N/A        N/A         N/A
2011............    11.156     11.157         11        11.226    11.244          3         N/A        N/A         N/A
2012............    11.157     12.088          1*       11.244    12.200          3         N/A        N/A         N/A
2013............    12.088     13.367          3        12.200    13.511          4         N/A        N/A         N/A
2014............    13.367     13.762          1*       13.511    13.931          3         N/A        N/A         N/A
2015............    13.762     13.158          1*       13.931    13.327          3         N/A        N/A         N/A
2016............    13.158     13.571          1*       13.327    13.766          3         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP Government Money Market
2008............    10.536     10.543          5        10.574    10.576          3         N/A        N/A         N/A
2009............     N/A         N/A         N/A        10.576    10.506          9         N/A        N/A         N/A
2010............     N/A         N/A         N/A        10.506    10.432          8         N/A        N/A         N/A
2011............    10.368     10.278          9        10.432    10.357          7         N/A        N/A         N/A
2012............    10.278     10.189          7        10.357    10.282          7         N/A        N/A         N/A
2013............    10.189     10.099          1*       10.282    10.208          7         N/A        N/A         N/A
2014............     N/A         N/A         N/A        10.208    10.134          6         N/A        N/A         N/A
2015............     N/A         N/A         N/A        10.134    10.061          5         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP Invesco Diversified Equity-Income Managed Volatility
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............    10.359      9.684          1*        N/A        N/A         N/A         N/A        N/A         N/A
2016............     9.684     10.629          1*        N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP Invesco Select Equity Managed Volatility
2014............     9.747     10.355          2         N/A        N/A         N/A         N/A        N/A         N/A
2015............    10.355      9.348          2         N/A        N/A         N/A         N/A        N/A         N/A
2016............     9.348      9.808          2         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP JPMorgan High Yield
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A        12.371    12.578          1*        N/A        N/A         N/A
2013............     N/A         N/A         N/A        12.578    13.270          1*        N/A        N/A         N/A
2014............    13.198     13.418          3        13.270    13.511          1*        N/A        N/A         N/A
2015............    13.418     12.743          3        13.511    12.851          1*        N/A        N/A         N/A
2016............    12.743     14.267          3        12.851    14.410          1*        N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP JPMorgan Select Mid Cap Value Managed Volatility
2008............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............    10.930     12.501          1*        N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A        12.527    12.346          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A        12.346    13.445          1*        N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------

                                      A-10

                             with EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------
                            (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP Managed Risk Profile 2010
2008............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2009............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2010............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2011............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2012............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2013............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
----------------     --         ---                     --         ---        ---          --         ---        --------
LVIP Managed Risk Profile 2020
2008............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2009............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2010............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2011............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2012............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2013............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
----------------     --         ---                     --         ---        ---          --         ---        --------
LVIP Managed Risk Profile 2030
2008............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2009............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2010............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2011............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2012............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2013............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
----------------     --         ---                     --         ---        ---          --         ---        --------
LVIP Managed Risk Profile 2040
2008............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2009............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2010............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2011............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2012............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2013............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
----------------     --         ---                     --         ---        ---          --         ---        --------
LVIP MFS International Equity Managed Volatility
2013............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2014............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2015............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
2016............     N/A        N/A        N/A          N/A        N/A        N/A          N/A        N/A        N/A
----------------     --         ---                     --         ---        ---          --         ---        --------
LVIP MFS International Growth
2008............     N/A        N/A        N/A          5.602     5.665         1*         N/A        N/A        N/A
2009............     6.384     7.590         3          5.665     7.620         7          N/A        N/A        N/A
2010............     7.590     8.487        13          7.620     8.533        24          7.640     8.564         3
2011............     8.487     7.561        15          8.533     7.613        22          8.564     7.649         1*
2012............     7.561     8.925        15          7.613     9.001        21          7.649     9.052         1*
2013............     8.925    10.024        16          9.001    10.124        18          9.052    10.192         1*
2014............    10.024     9.408        15         10.124     9.516        18         10.192     9.590         1*
2015............     9.408     9.422        14          9.516     9.544        17          9.590     9.628         1*
2016............     9.422     9.468        14          9.544     9.606        15          9.628     9.700         1*
----------------    ------    ------       ---         ------    ------       ---         ------    ------       ---

                                      A-11

                              with EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP MFS Value
2008............     6.019      6.527          1*         8.957      6.543         21          8.935      6.554          1*
2009............     6.527      7.806         31          6.543      7.836         34          6.554      7.857          1*
2010............     7.806      8.611         58          7.836      8.658         99          7.857      8.689          6
2011............     8.611      8.504         55          8.658      8.563        113          8.689      8.602          9
2012............     8.504      9.779         51          8.563      9.862        106          8.602      9.918          9
2013............     9.779     13.144         52          9.862     13.275         79          9.918     13.363         10
2014............    13.144     14.359         45         13.275     14.524         71         13.363     14.635          9
2015............    14.359     14.118         41         14.524     14.301         60         14.635     14.425          8
2016............    14.118     15.919         38         14.301     16.151         51         14.425     16.307          8
----------------    ------     ------         --         ------     ------        ---         ------     ------         --
LVIP Mondrian International Value
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2010............     N/A         N/A         N/A          8.711      8.837          2          N/A         N/A         N/A
2011............     N/A         N/A         N/A          8.837      8.381          2          N/A         N/A         N/A
2012............     N/A         N/A         N/A          8.381      9.095          2          N/A         N/A         N/A
2013............     9.998     10.857         20          9.095     10.974         24         10.161     11.052          1*
2014............    10.857     10.462         20         10.974     10.590         23         11.052     10.676          1*
2015............    10.462      9.952         20         10.590     10.089         22         10.676     10.181          1*
2016............     9.952     10.234         19         10.089     10.390         20         10.181     10.496          1*
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP Multi-Manager Global Equity Managed Volatility
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP PIMCO Low Duration Bond
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP Select Core Equity Managed Volatility
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP SSGA Bond Index
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2009............    10.927     10.847          1*         N/A         N/A         N/A          N/A         N/A         N/A
2010............    10.847     11.363          1*         N/A         N/A         N/A          N/A         N/A         N/A
2011............    11.363     12.064          2          N/A         N/A         N/A          N/A         N/A         N/A
2012............    12.064     12.386          1*         N/A         N/A         N/A          N/A         N/A         N/A
2013............    12.386     11.930          1*         N/A         N/A         N/A          N/A         N/A         N/A
2014............    11.930     12.471          1*        12.218     12.594          5          N/A         N/A         N/A
2015............    12.471     12.358          1*        12.594     12.500          4          N/A         N/A         N/A
2016............    12.358     12.496          1*        12.500     12.659          4          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP SSGA Conservative Index Allocation
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP SSGA Conservative Structured Allocation
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      A-12

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP SSGA Developed International 150
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     9.529      8.277          1*         N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         11.599     11.141          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A         11.141     10.556          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A         10.556     11.469          1*        N/A        N/A         N/A
----------------     -----      -----        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Emerging Markets 100
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............    10.953     11.405          1*         N/A         N/A         N/A         N/A        N/A         N/A
2010............    11.405     14.405          1*         N/A         N/A         N/A         N/A        N/A         N/A
2011............    14.405     12.112          1*         N/A         N/A         N/A         N/A        N/A         N/A
2012............    12.112     13.490          1*         N/A         N/A         N/A         N/A        N/A         N/A
2013............    13.490     12.958          1*         N/A         N/A         N/A         N/A        N/A         N/A
2014............    12.958     12.378          1*        12.508     12.501          1*        N/A        N/A         N/A
2015............    12.378     10.151          1*        12.501     10.267          1*        N/A        N/A         N/A
2016............    10.151     11.585          1*        10.267     11.735          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Global Tactical Allocation Managed Volatility(8)
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA International Index
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     8.111      8.114          1*         N/A         N/A         N/A         N/A        N/A         N/A
2010............     8.114      8.587          1*         N/A         N/A         N/A         N/A        N/A         N/A
2011............     8.587      7.438          1*         N/A         N/A         N/A         N/A        N/A         N/A
2012............     7.438      8.685          1*         N/A         N/A         N/A         N/A        N/A         N/A
2013............     8.685     10.388          1*         N/A         N/A         N/A         N/A        N/A         N/A
2014............    10.388      9.670          1*        10.461      9.764          1*        N/A        N/A         N/A
2015............     9.670      9.442          1*         9.764      9.549          1*        N/A        N/A         N/A
2016............     9.442      9.427          1*         9.549      9.548          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA International Managed Volatility
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Large Cap 100
2008............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............    11.029     11.156          1*         N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         17.084     19.367          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A         19.367     18.279          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A         18.279     21.993          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Large Cap Managed Volatility
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------

                                      A-13

                              with EGMDB                           with GOP                        Acct Value DB
                 ------------------------------------ ---------------------------------- ----------------------------------
                   Accumulation unit                   Accumulation unit                  Accumulation unit
                         value                               value                              value
                 ----------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period    period       units      of period   period      units      of period   period      units
                 ----------- ---------- ------------- ----------- -------- ------------- ----------- -------- -------------
                             (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP SSGA Moderate Index Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------     --          --          --------   ------    ------        ---        ------    ------        --------
LVIP SSGA Moderate Structured Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............    12.246     12.791          6        12.298    12.856         20        12.332    12.900          2
2014............    12.791     13.347          6        12.856    13.436         18        12.900    13.495          3
2015............    13.347     12.838          6        13.436    12.943         15        13.495    13.013          2
2016............    12.838     13.869          2        12.943    14.003         11        13.013    14.093          3
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
LVIP SSGA Moderately Aggressive Index Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
LVIP SSGA Moderately Aggressive Structured Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A        13.080    13.319         15         N/A        N/A         N/A
2014............     N/A         N/A         N/A        13.319    13.882         15         N/A        N/A         N/A
2015............     N/A         N/A         N/A        13.882    13.265         15         N/A        N/A         N/A
2016............     N/A         N/A         N/A        13.265    14.509         15         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
LVIP SSGA S&P 500 Index
2008............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2009............     7.568      7.767          1*        N/A        N/A         N/A         N/A        N/A         N/A
2010............     7.767      8.809          1*        N/A        N/A         N/A         N/A        N/A         N/A
2011............     8.809      8.870          2         N/A        N/A         N/A         N/A        N/A         N/A
2012............     8.870     10.141          1*        N/A        N/A         N/A         N/A        N/A         N/A
2013............    10.141     13.233          1*       12.005    13.375          1*        N/A        N/A         N/A
2014............    13.233     14.839          1*       13.375    15.020          2         N/A        N/A         N/A
2015............    14.839     14.840          1*       15.020    15.044          2         N/A        N/A         N/A
2016............    14.840     16.396          1*       15.044    16.646          2         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
LVIP SSGA Small-Cap Index
2008............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2009............     6.933      7.470          1*        N/A        N/A         N/A         N/A        N/A         N/A
2010............     7.470      9.319          1*        N/A        N/A         N/A         N/A        N/A         N/A
2011............     9.319      8.792          1*        N/A        N/A         N/A         N/A        N/A         N/A
2012............     8.792     10.073          1*        N/A        N/A         N/A         N/A        N/A         N/A
2013............    10.073     13.732          4        11.898    13.870          3        11.970    13.962          1*
2014............    13.732     14.210          1*       13.870    14.374          3         N/A        N/A         N/A
2015............    14.210     13.385          1*       14.374    13.559          4         N/A        N/A         N/A
2016............    13.385     15.968          1*       13.559    16.201          4         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
LVIP SSGA Small-Mid Cap 200
2008............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2009............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............    13.728     13.271          1*        N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A        19.831    20.674          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A        20.674    19.066          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A        19.066    24.557          1*        N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---

                                      A-14

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
----------------     --          --          ---          --          --          ---          --         ---        --------
LVIP T. Rowe Price Growth Stock
2008............     N/A         N/A         N/A          8.852      5.744          2          N/A        N/A        N/A
2009............     N/A         N/A         N/A          5.744      8.136          2          N/A        N/A        N/A
2010............     N/A         N/A         N/A          8.136      9.403          2          N/A        N/A        N/A
2011............     N/A         N/A         N/A          9.403      9.156          2          N/A        N/A        N/A
2012............     N/A         N/A         N/A          9.156     10.725          2          N/A        N/A        N/A
2013............     N/A         N/A         N/A         10.725     14.765          2          N/A        N/A        N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2015............     N/A         N/A         N/A         16.838     17.422          1*         N/A        N/A        N/A
2016............     N/A         N/A         N/A         17.422     17.490          1*         N/A        N/A        N/A
----------------     --          --          ---         ------     ------        ---          --         ---        --------
LVIP T. Rowe Price Structured Mid-Cap Growth
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2009............     6.253      9.134          1*         N/A         N/A         N/A          N/A        N/A        N/A
2010............     9.134     11.593          1*         N/A         N/A         N/A          N/A        N/A        N/A
2011............    11.593     11.016          1*         N/A         N/A         N/A          N/A        N/A        N/A
2012............    11.016     12.669          1*         N/A         N/A         N/A          N/A        N/A        N/A
2013............    12.669     16.881          1*         N/A         N/A         N/A          N/A        N/A        N/A
2014............    16.881     18.621          1*        17.292     18.845          1*         N/A        N/A        N/A
2015............    18.621     18.791          1*        18.845     19.050          1*         N/A        N/A        N/A
2016............    18.791     19.979          1*        19.050     20.285          1*         N/A        N/A        N/A
----------------    ------     ------        ---         ------     ------        ---          --         ---        --------
LVIP U.S. Growth Allocation Managed Risk
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
----------------    ------     ------        ---         ------     ------        ---          --         ---        --------
LVIP Vanguard Domestic Equity ETF
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
----------------    ------     ------        ---         ------     ------        ---          --         ---        --------
LVIP Vanguard International Equity ETF
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
----------------    ------     ------        ---         ------     ------        ---          --         ---        --------
LVIP VIP Mid Cap Managed Volatility(11)
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
----------------    ------     ------        ---         ------     ------        ---          --         ---        --------
LVIP Wellington Capital Growth
2008............     9.415      6.208          1*         9.339      6.223          2          N/A        N/A        N/A
2009............     6.208      8.277         16          6.223      8.309         13          6.537     8.331         1*
2010............     8.277      9.733         32          8.309      9.786         44          8.331     9.823         4
2011............     9.733      8.755         30          9.786      8.815         49          9.823     8.858         4
2012............     8.755     10.305         29          8.815     10.392         48          8.858    10.452         4
2013............    10.305     13.855         27         10.392     13.993         39         10.452    14.088         5
2014............    13.855     15.254         25         13.993     15.429         34         14.088    15.549         4
2015............    15.254     16.501         22         15.429     16.715         28         15.549    16.862         4
2016............    16.501     16.329         22         16.715     16.565         24         16.862    16.728         4
----------------    ------     ------        ---         ------     ------        ---         ------    ------       ---

                                      A-15

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP Wellington Mid-Cap Value
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2009............     6.799      7.161          1*         N/A         N/A         N/A          N/A        N/A        N/A
2010............     7.161      8.771          1*         7.189      8.818          2          N/A        N/A        N/A
2011............     8.771      7.862          1*         8.818      7.917          2          N/A        N/A        N/A
2012............     7.862      9.647          1*         7.917      9.729          2          N/A        N/A        N/A
2013............     9.647     12.794          1*         N/A         N/A         N/A          N/A        N/A        N/A
2014............    12.794     13.696          1*         N/A         N/A         N/A          N/A        N/A        N/A
2015............    13.696     13.334          1*         N/A         N/A         N/A          N/A        N/A        N/A
2016............    13.334     14.904          1*         N/A         N/A         N/A          N/A        N/A        N/A
----------------    ------     ------        ---          -----      -----        ---          --         ---        --------
MFS (Reg. TM) VIT Growth
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2009............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2012............    10.938     11.256          1*         N/A         N/A         N/A          N/A        N/A        N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
----------------    ------     ------        ---          -----      -----        ---          --         ---        --------
MFS (Reg. TM) VIT Total Return(9)
2008............    10.039      8.044          1*        10.160      8.069          3          N/A        N/A        N/A
2009............     8.044      9.385          2          8.069      9.429         11          N/A        N/A        N/A
2010............     9.385     10.197         24          9.429     10.260         21          9.458    10.302         2
2011............    10.197     10.266          8         10.260     10.344         26         10.302    10.398         2
2012............    10.266     11.286          7         10.344     11.390         20         10.398    11.460         2
2013............    11.286     12.532          7         11.390     12.654         20         11.460    12.737         2
----------------    ------     ------        ---         ------     ------        ---         ------    ------       ---
MFS (Reg. TM) VIT Total Return
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
----------------    ------     ------        ---         ------     ------        ---         ------    ------       ---
MFS (Reg. TM) VIT Utilities
2008............     N/A         N/A         N/A          N/A         N/A         N/A          N/A        N/A        N/A
2009............    10.114     10.657          1*         8.112     10.708          1*         N/A        N/A        N/A
2010............    10.657     11.988          1*        10.708     12.064          1*         N/A        N/A        N/A
2011............    11.988     12.654          1*        12.064     12.753          1*         N/A        N/A        N/A
2012............    12.654     14.197          1*        12.753     14.329          1*         N/A        N/A        N/A
2013............    14.197     16.916          1*        14.329     17.096          1*         N/A        N/A        N/A
2014............    16.916     18.855          1*        17.096     19.083          1*         N/A        N/A        N/A
2015............    18.855     15.928          1*        19.083     16.147          1*         N/A        N/A        N/A
2016............    15.928     17.559          1*        16.147     17.826          1*         N/A        N/A        N/A
----------------    ------     ------        ---         ------     ------        ---         ------    ------       ---
PIMCO VIT CommodityRealReturn Strategy
2009............    10.431     12.557          1*         N/A         N/A         N/A          N/A        N/A        N/A
2010............    12.557     15.458          1*         N/A         N/A         N/A         12.577    15.525         1*
2011............     N/A         N/A         N/A          N/A         N/A         N/A         15.525    14.261         1*
2012............     N/A         N/A         N/A          N/A         N/A         N/A         14.261    14.895         2
2013............     N/A         N/A         N/A          N/A         N/A         N/A         14.895    12.621         2
2014............     N/A         N/A         N/A          N/A         N/A         N/A         12.621    10.204         3
2015............     N/A         N/A         N/A          N/A         N/A         N/A         10.204     7.536         4
2016............     N/A         N/A         N/A          N/A         N/A         N/A          7.536     8.601         4
----------------    ------     ------        ---         ------     ------        ---         ------    ------       ---
Templeton Global Bond VIP
2008............    11.556     11.850          1*        11.676     11.888         11         11.985    11.914         1*
2009............    11.850     13.937         11         11.888     14.003         16         11.914    14.046         1*
2010............    13.937     15.808          9         14.003     15.906         11         14.046    15.971         1*
2011............    15.808     15.530          5         15.906     15.650          7         15.971    15.730         1*
2012............    15.530     17.710          4         15.650     17.873          6         15.730    17.982         1*
2013............    17.710     17.837          6         17.873     18.029          6         17.982    18.157         1*
2014............    17.837     18.001          2         18.029     18.222          6         18.157    18.369         1*
2015............    18.001     17.072          2         18.222     17.308          6         18.369    17.464         1*
2016............    17.072     17.416          2         17.308     17.683          3         17.464    17.860         1*
----------------    ------     ------        ---         ------     ------        ---         ------    ------       ---

*     The numbers of accumulation units less than 500 were rounded up to one.

**    This table reflects the accumulation unit values and the number of accumulation units for both the ChoicePlus Assurance A Share and
      ChoicePlus Assurance A Class.

                                      A-16

(1)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA S&P 500 Index Fund Subaccount.

(2)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP Mondrian International Value Fund Subaccount.

(3)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP BlackRock Inflation Protected Bond Fund Subaccount.

(4)   Effective October 9, 2010, the Delaware VIP (Reg. TM) Trend Series was
      reorganized into the Delaware VIP (Reg. TM) Smid Cap Growth Series. The values in the table for periods prior to the date of the reorganization reflect investments in the Delaware VIP (Reg. TM) Trend Series.

(5)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA International Index Fund Subaccount.

(6)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Small-Cap Index Fund Subaccount.

(7)   Effective June 15, 2009, the LVIP UBS Global Asset Allocation Fund was
      reorganized into the LVIP Delaware Foundation Aggressive Allocation Fund.
      The values in the table for periods prior to the date of the reorganization reflect investments in the LVIP UBS Global Asset
      Allocation Fund.

(8)   Effective July 30, 2010, the LVIP Wilshire Aggressive Profile Fund was
      restructured into the LVIP SSGA Global Tactical Allocation Managed
      Volatility Fund. The values in the table for periods prior to the date of the restructuring reflect investments in the LVIP Wilshire Aggressive
      Profile Fund.

(9)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Moderate Structured Allocation Fund Subaccount.

(10)  On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP SSGA International Managed Volatility Fund Subaccount.

(11)  On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP Blended Mid Cap Managed Volatility Fund Subaccount.

                                      A-17

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix B - Condensed Financial Information

Accumulation Unit Values
The following information relates to Accumulation Unit values and number of
Accumulation Units for contracts purchased on or after November 15, 2010 for funds available in the periods ended December 31. It should be read along with the VAA's financial statement and notes which are included in the SAI.**

                              With EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

AB VPS Global Thematic Growth
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         12.294      9.341          1*         N/A         N/A         N/A
2012............     N/A         N/A         N/A          9.341     10.493          1*         N/A         N/A         N/A
2013............     N/A         N/A         N/A         10.493     12.796          2          N/A         N/A         N/A
2014............     N/A         N/A         N/A         12.796     13.304          2          N/A         N/A         N/A
2015............     N/A         N/A         N/A         13.304     13.547          1*         N/A         N/A         N/A
2016............     N/A         N/A         N/A         13.547     13.323          1*         N/A         N/A         N/A
----------------     --          --          ---         ------     ------        ---          --          --          --------
AB VPS Growth and Income(1)
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     8.298      8.710          1*         N/A         N/A         N/A          N/A         N/A         N/A
2012............     8.710     10.105          1*         N/A         N/A         N/A          N/A         N/A         N/A
2013............    10.105     11.838          1*         N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          --          --          --------
AB VPS International Value(2)
2010............     N/A         N/A         N/A         11.581     11.581          1*         7.063      7.187          1*
2011............     7.099      5.660          9         11.581      9.255         17          7.187      5.747          8
2012............     5.660      6.395          9          9.255     10.485         17          5.747      6.514          8
2013............     6.395      7.054          8         10.485     11.575         15          6.514      7.192          7
----------------    ------     ------        ---         ------     ------        ---          -----      -----        ---
AB VPS Small/Mid Cap Value
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............    11.377     10.287          1*         N/A         N/A         N/A          N/A         N/A         N/A
2012............    10.287     12.060          1*         N/A         N/A         N/A          N/A         N/A         N/A
2013............    12.060     16.426          1*        14.717     16.192          2          N/A         N/A         N/A
2014............    16.426     17.709          1*        16.192     17.500          2          N/A         N/A         N/A
2015............    17.709     16.527          1*        17.500     16.372          1*         N/A         N/A         N/A
2016............    16.527     20.409          1*        16.372     20.268          1*         N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          -----      -----        ---
American Century VP Balanced
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          -----      -----        ---
American Funds Global Growth
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............    11.135     10.040          4         11.739     10.610          2          N/A         N/A         N/A
2012............    10.040     12.176          5         10.610     12.901          2          N/A         N/A         N/A
2013............    12.176     15.565          5         12.901     16.532          3          N/A         N/A         N/A
2014............    15.565     15.759          5         16.532     16.780          4          N/A         N/A         N/A
2015............    15.759     16.676          3         16.780     17.800          2          N/A         N/A         N/A
2016............    16.676     16.604          1*        17.800     17.768          3          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          -----      -----        ---
American Funds Global Small Capitalization
2010............     N/A         N/A         N/A         11.951     11.951          1*        11.031     11.239          1*
2011............    11.101      8.882         12         11.951      9.586         28         11.239      9.019          6
2012............     8.882     10.387         18          9.586     11.239         41          9.019     10.579          6
2013............    10.387     13.185         17         11.239     14.302         45         10.579     13.469          4
2014............    13.185     13.324         18         14.302     14.489         45         13.469     13.652          5
2015............    13.324     13.220         17         14.489     14.412         42         13.652     13.586          5
2016............    13.220     13.356         16         14.412     14.597         43         13.586     13.768          5
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
American Funds Growth
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............    10.052      9.521          4         11.593     11.008         12         10.177      9.669          7
2012............     9.521     11.107          5         11.008     12.874          8          9.669     11.313          6
2013............    11.107     14.300          5         12.874     16.617          6         11.313     14.609          6
2014............    14.300     15.355          5         16.617     17.887          7         14.609     15.734          5
2015............    15.355     16.237          3         17.887     18.961          9         15.734     16.687          4
2016............    16.237     17.592          1*        18.961     20.595          8         16.687     18.134          3
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      B-1

                              With EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

American Funds Growth-Income
2010............     N/A         N/A         N/A         11.066     11.066          1*         9.190      9.309          1*
2011............     9.195      8.932         45         11.066     10.777         38          9.309      9.070         12
2012............     8.932     10.384         63         10.777     12.560         58          9.070     10.577         11
2013............    10.384     13.718         58         12.560     16.634         64         10.577     14.014          9
2014............    13.718     15.019         56         16.634     18.256         59         14.014     15.389          9
2015............    15.019     15.078         50         18.256     18.374         54         15.389     15.496          8
2016............    15.078     16.640         46         18.374     20.328         51         15.496     17.152          5
----------------    ------     ------        ---         ------     ------         --         ------     ------         --
American Funds International
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............    10.681      9.093         15         11.855     10.118         22         10.813      9.234          7
2012............     9.093     10.609         25         10.118     11.835         36          9.234     10.806          6
2013............    10.609     12.769         26         11.835     14.280         47         10.806     13.046          6
2014............    12.769     12.301         30         14.280     13.791         48         13.046     12.605          6
2015............    12.301     11.621         28         13.791     13.062         40         12.605     11.944          6
2016............    11.621     11.906         26         13.062     13.415         40         11.944     12.274          6
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
BlackRock Global Allocation V.I.
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............    12.613     12.027          5         11.045     10.558         13          N/A         N/A         N/A
2012............    12.027     13.087          4         10.558     11.518         20          N/A         N/A         N/A
2013............    13.087     14.817          4         11.518     13.073         17          N/A         N/A         N/A
2014............    14.817     14.946          4         13.073     13.219         21          N/A         N/A         N/A
2015............    14.946     14.642          4         13.219     12.983         18          N/A         N/A         N/A
2016............    14.642     15.040          4         12.983     13.369         17          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
ClearBridge Variable Mid Cap
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Delaware VIP Diversified Income
2010............     N/A         N/A         N/A         10.337     10.337          1*        13.505     13.672          1*
2011............    13.504     14.185         23         10.337     10.886         39         13.672     14.405          4
2012............    14.185     15.002         29         10.886     11.542         55         14.405     15.280          4
2013............    15.002     14.635         33         11.542     11.287         66         15.280     14.950          4
2014............    14.635     15.203         33         11.287     11.755         60         14.950     15.578          4
2015............    15.203     14.843         32         11.755     11.505         57         15.578     15.254          4
2016............    14.843     15.170         31         11.505     11.788         68         15.254     15.638          4
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Delaware VIP Emerging Markets
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............    11.844      9.377          6         12.427      9.861         17         11.973      9.507          7
2012............     9.377     10.596          6          9.861     11.170         13          9.507     10.775          7
2013............    10.596     11.519          6         11.170     12.174          9         10.775     11.748          7
2014............    11.519     10.456          5         12.174     11.079         14         11.748     10.697          7
2015............    10.456      8.818          5         11.079      9.367         14         10.697      9.048          8
2016............     8.818      9.920          2          9.367     10.563         15          9.048     10.209          5
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Delaware VIP Limited-Term Diversified Income
2010............     N/A         N/A         N/A         10.162     10.162          1*        11.794     11.848          1*
2011............    11.704     11.878         29         10.162     10.339         71         11.848     12.060         17
2012............    11.878     12.051         43         10.339     10.515        126         12.060     12.272         18
2013............    12.051     11.766         51         10.515     10.293        153         12.272     12.019         17
2014............    11.766     11.812         52         10.293     10.358        147         12.019     12.101         17
2015............    11.812     11.762         50         10.358     10.340        125         12.101     12.086         17
2016............    11.762     11.841         49         10.340     10.436        121         12.086     12.204         17
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
Delaware VIP REIT
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     8.410      9.206          2         11.046     12.121          1*         N/A         N/A         N/A
2012............     9.206     10.622          1*        12.121     14.021          1*         N/A         N/A         N/A
2013............    10.622     10.714          1*        14.021     14.177          1*         N/A         N/A         N/A
2014............    10.714     13.689          1*        14.177     18.159          1*         N/A         N/A         N/A
2015............    13.689     14.024          1*        18.159     18.649          1*         N/A         N/A         N/A
2016............    14.024     14.656          1*        18.649     19.539          2          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      B-2

                              With EGMDB                           with GOP                        Acct Value DB
                 ------------------------------------ ---------------------------------- ----------------------------------
                   Accumulation unit                   Accumulation unit                  Accumulation unit
                         value                               value                              value
                 ----------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period    period       units      of period   period      units      of period   period      units
                 ----------- ---------- ------------- ----------- -------- ------------- ----------- -------- -------------
                             (Accumulation unit value in dollars and Number of accumulation units in thousands)

Delaware VIP Small Cap Value
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............    11.724     11.417          1*       11.757    11.477         11        11.813    11.538          6
2012............    11.417     12.840          1*       11.477    12.938          7        11.538    13.013          6
2013............    12.840     16.924          1*       12.938    17.093          4        13.013    17.200          5
2014............    16.924     17.688          1*       17.093    17.909          3        17.200    18.031          5
2015............    17.688     16.373          1*       17.909    16.618          3        18.031    16.740          4
2016............    16.373     21.238          1*       16.618    21.611          3        16.740    21.779          3
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
Delaware VIP Smid Cap Growth
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A        12.217    13.077          2         N/A        N/A         N/A
2012............    12.848     13.535          1*        N/A        N/A         N/A         N/A        N/A         N/A
2013............    13.535     18.882          1*        N/A        N/A         N/A         N/A        N/A         N/A
2014............    18.882     19.221          1*       19.165    20.501          1*        N/A        N/A         N/A
2015............    19.221     20.411          1*       20.501    21.824          1*        N/A        N/A         N/A
2016............    20.411     21.816          1*       21.824    23.385          4         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
Delaware VIP U.S. Growth
2010............     N/A         N/A         N/A        11.475    11.475          1*       10.096    10.105          1*
2011............     9.981     10.618         14        11.475    12.238         26        10.105    10.782          8
2012............    10.618     12.184         18        12.238    14.078         35        10.782    12.409          8
2013............    12.184     16.209         17        14.078    18.776         38        12.409    16.558          6
2014............    16.209     18.042         17        18.776    20.952         33        16.558    18.487          6
2015............    18.042     18.761         15        20.952    21.840         31        18.487    19.280          5
2016............    18.761     17.545         15        21.840    20.476         31        19.280    18.085          6
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
Delaware VIP Value
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A        11.318    12.266          1*        N/A        N/A         N/A
2012............     9.458     10.519          3        12.266    13.925          1*        N/A        N/A         N/A
2013............    10.519     13.883          3        13.925    18.425          2         N/A        N/A         N/A
2014............    13.883     15.620          2        18.425    20.782          2         N/A        N/A         N/A
2015............    15.620     15.358          2        20.782    20.484          1*        N/A        N/A         N/A
2016............    15.358     17.374          2        20.484    23.231          1*        N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
Deutsche Alternative Asset Allocation VIP
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A        11.298    11.574          2         N/A        N/A         N/A
2014............     N/A         N/A         N/A        11.574    11.854          2         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
Fidelity VIP Contrafund
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............    10.259      9.869         22        11.376    10.971         27        10.386    10.021          5
2012............     9.869     11.342         18        10.971    12.640         26        10.021    11.552          5
2013............    11.342     14.698         16        12.640    16.421         20        11.552    15.015          4
2014............    14.698     16.240         15        16.421    18.189         18        15.015    16.639          4
2015............    16.240     16.137         14        18.189    18.119         14        16.639    16.584          4
2016............    16.137     17.203         12        18.119    19.364         16        16.584    17.732          4
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---
Fidelity VIP Growth
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............    15.840     17.449          1*        N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---        ------    ------        ---

                                      B-3

                              With EGMDB                           with GOP                         Acct Value DB
                 ------------------------------------ ---------------------------------- ------------------------------------
                   Accumulation unit                   Accumulation unit                   Accumulation unit
                         value                               value                               value
                 ----------------------   Number of   --------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning   End of   accumulation  Beginning    End of    accumulation
                  of period    period       units      of period   period      units      of period    period       units
                 ----------- ---------- ------------- ----------- -------- ------------- ----------- ---------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

Fidelity VIP Mid Cap
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............    12.147     10.715          8        11.862    10.490         21         12.297     10.880          7
2012............    10.715     12.148          8        10.490    11.922         18         10.880     12.372          6
2013............    12.148     16.333          7        11.922    16.070         17         12.372     16.684          6
2014............    16.333     17.137          8        16.070    16.903         17         16.684     17.558          6
2015............    17.137     16.682          7        16.903    16.495         16         17.558     17.143          5
2016............    16.682     18.476          5        16.495    18.315         16         17.143     19.044          4
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
Fidelity VIP Overseas(3)
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
Franklin Income VIP
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............    10.899     11.042         14        10.947    11.119          5          N/A         N/A         N/A
2012............    11.042     12.310         12        11.119    12.426          9          N/A         N/A         N/A
2013............    12.310     13.879         12        12.426    14.046          9          N/A         N/A         N/A
2014............    13.879     14.368         12        14.046    14.577          8          N/A         N/A         N/A
2015............    14.368     13.215         11        14.577    13.441          6          N/A         N/A         N/A
2016............    13.215     14.911          8        13.441    15.203          6          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
Franklin Mutual Shares VIP
2010............     N/A         N/A         N/A        10.812    10.812          1*         8.997      9.079          1*
2011............     8.968      8.782         46        10.812    10.614         50          9.079      8.918         16
2012............     8.782      9.928         55        10.614    12.029         66          8.918     10.112         15
2013............     9.928     12.601         52        12.029    15.306         68         10.112     12.873         12
2014............    12.601     13.358         53        15.306    16.265         63         12.873     13.686         12
2015............    13.358     12.565         51        16.265    15.339         58         13.686     12.914         12
2016............    12.565     14.431         42        15.339    17.660         53         12.914     14.875         11
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
FTVIPT Franklin Small-Mid Cap Growth Securities(4)
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A        11.988    11.320          1*         N/A         N/A         N/A
2012............     N/A         N/A         N/A        11.320    12.451          1*         N/A         N/A         N/A
2013............     N/A         N/A         N/A        12.451    14.555          1*         N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
Invesco V.I. International Growth
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
JPMorgan Insurance Trust Global Allocation
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP American Century Select Mid Cap Managed Volatility
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP American Global Growth
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP American Global Small Capitalization
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---

                                      B-4

                             With EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------
                            (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP American Growth
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---      ----------- -------- -------------
LVIP American Growth-Income
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---      ----------- -------- -------------
LVIP American International
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---      ----------- -------- -------------
LVIP Baron Growth Opportunities
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A        11.628    12.000          1*        N/A        N/A         N/A
2012............ 11.737      12.749          1*       12.000    14.075          1*        N/A        N/A         N/A
2013............ 12.749      17.670          1*       14.075    19.555          1*        N/A        N/A         N/A
2014............ 17.670      18.335          1*       19.555    20.340          2         N/A        N/A         N/A
2015............ 18.335      17.278          1*       20.340    19.215          6         N/A        N/A         N/A
2016............ 17.278      18.050          1*       19.215    20.124          7         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP BlackRock Dividend Value Managed Volatility
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A        12.659    12.506          5         N/A        N/A         N/A
2013............ N/A           N/A         N/A        12.506    14.629          8         N/A        N/A         N/A
2014............ 11.642      11.984          1*       14.629    14.981          7         N/A        N/A         N/A
2015............ 11.984      11.255          1*       14.981    14.104          4         N/A        N/A         N/A
2016............ 11.255      12.438          1*       14.104    15.626          8         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP BlackRock Emerging Markets Managed Volatility(6)
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP BlackRock Global Allocation V.I. Managed Risk
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP BlackRock Inflation Protected Bond
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ 10.134      11.219          3        10.150    11.265          7         N/A        N/A         N/A
2012............ 11.219      11.795          4        11.265    11.873         12         N/A        N/A         N/A
2013............ 11.795      10.670          5        11.873    10.769         18         N/A        N/A         N/A
2014............ 10.670      10.863          5        10.769    10.991         16         N/A        N/A         N/A
2015............ 10.863      10.426          5        10.991    10.575          9         N/A        N/A         N/A
2016............ 10.426      10.660          5        10.575    10.839          9         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------

                                      B-5

                              With EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          ---          --          --          ---        ------    ------        ---
LVIP BlackRock U.S. Opportunities Managed Volatility(7)
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          ---          --          --          ---        ------    ------        ---
LVIP Blended Core Equity Managed Volatility
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         10.579     10.763          1*        N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---        ------    ------        ---
LVIP Blended Large Cap Growth Managed Volatility
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         15.324     15.385          2         N/A        N/A         N/A
2016............     N/A         N/A         N/A         15.385     15.025          2         N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---        ------    ------        ---
LVIP Blended Mid Cap Managed Volatility
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         12.805     12.724          1*        N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---        ------    ------        ---
LVIP Clarion Global Real Estate
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     7.477      6.740          2         11.709     10.582          4         N/A        N/A         N/A
2012............     6.740      8.296          1*        10.582     13.058          4         N/A        N/A         N/A
2013............     8.296      8.459          1*        13.058     13.348          4         N/A        N/A         N/A
2014............     8.459      9.509          1*        13.348     15.042          4         N/A        N/A         N/A
2015............     9.509      9.272          1*        15.042     14.704          3         N/A        N/A         N/A
2016............     9.272      9.261          1*        14.704     14.723          3         N/A        N/A         N/A
----------------     -----      -----        ---         ------     ------        ---        ------    ------        ---
LVIP ClearBridge Large Cap Managed Volatility
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     -----      -----        ---         ------     ------        ---        ------    ------        ---
LVIP Delaware Bond
2010............     N/A         N/A         N/A         10.322     10.322          2        12.535    12.674          1*
2011............    12.519     13.287         67         10.322     10.984        140        12.674    13.493         30
2012............    13.287     13.968         91         10.984     11.575        228        13.493    14.227         30
2013............    13.968     13.457        106         11.575     11.179        252        14.227    13.747         30
2014............    13.457     14.063        107         11.179     11.712        251        13.747    14.409         30
2015............    14.063     13.920        101         11.712     11.623        233        14.409    14.306         29
2016............    13.920     14.101         90         11.623     11.803        235        14.306    14.535         25
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---
LVIP Delaware Diversified Floating Rate
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............    10.075      9.921          2         10.091      9.961          6         N/A        N/A         N/A
2012............     N/A         N/A         N/A          9.961     10.273          5         N/A        N/A         N/A
2013............     N/A         N/A         N/A         10.273     10.243          9         N/A        N/A         N/A
2014............     N/A         N/A         N/A         10.243     10.198          8         N/A        N/A         N/A
2015............     N/A         N/A         N/A         10.198     10.018          6         N/A        N/A         N/A
2016............     N/A         N/A         N/A         10.018     10.138         11         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---
LVIP Delaware Social Awareness
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     9.673     10.553          4          N/A         N/A         N/A         N/A        N/A         N/A
2013............    10.553     14.121          3          N/A         N/A         N/A         N/A        N/A         N/A
2014............    14.121     16.041          3          N/A         N/A         N/A         N/A        N/A         N/A
2015............    16.041     15.713          3          N/A         N/A         N/A         N/A        N/A         N/A
2016............    15.713     16.523          3          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---

                                      B-6

                              With EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP Delaware Special Opportunities
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         11.779     11.039          1*        N/A        N/A         N/A
2012............     N/A         N/A         N/A         11.039     12.543          1*        N/A        N/A         N/A
2013............     N/A         N/A         N/A         12.543     16.589          1*        N/A        N/A         N/A
2014............     N/A         N/A         N/A         16.589     17.650          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A         17.650     17.494          4         N/A        N/A         N/A
2016............     N/A         N/A         N/A         17.494     20.823          4         N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---      ----------- -------- -------------
LVIP Dimensional International Core Equity
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---      ----------- -------- -------------
LVIP Dimensional International Equity Managed Volatility
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         10.053      9.714          2         N/A        N/A         N/A
2016............     N/A         N/A         N/A          9.714      9.802          4         N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---      ----------- -------- -------------
LVIP Dimensional U.S. Core Equity 1
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---      ----------- -------- -------------
LVIP Dimensional U.S. Core Equity 2
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---      ----------- -------- -------------
LVIP Dimensional U.S. Equity Managed Volatility
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         13.845     14.546          1*        N/A        N/A         N/A
----------------     --          --          ---         ------     ------        ---      ----------- -------- -------------
LVIP Dimensional/Vanguard Total Bond
2011............    10.286     10.380          1*         N/A         N/A         N/A         N/A        N/A         N/A
2012............    10.380     10.629          2         10.647     10.672          2         N/A        N/A         N/A
2013............    10.629     10.202         12         10.672     10.269          7         N/A        N/A         N/A
2014............    10.202     10.539         12         10.269     10.634          5         N/A        N/A         N/A
2015............    10.539     10.435         11         10.634     10.556          4         N/A        N/A         N/A
2016............    10.435     10.516         11         10.556     10.665          4         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP Franklin Templeton Global Equity Managed Volatility
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     8.035      7.686          2         11.269     10.806          3         N/A        N/A         N/A
2012............     7.686      9.196          2         10.806     12.962          4         N/A        N/A         N/A
2013............     9.196     10.887          1*        12.962     15.383          4         N/A        N/A         N/A
2014............    10.887     10.533          1*        15.383     14.920         26         N/A        N/A         N/A
2015............    10.533      9.562          1*        14.920     13.579         25         N/A        N/A         N/A
2016............     9.562      9.667          1*        13.579     13.762         25         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP Franklin Templeton Value Managed Volatility
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          9.679      9.444          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A          9.444     10.395          6         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------

                                      B-7

                             With EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------
                            (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP Global Conservative Allocation Managed Risk
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A        10.761    11.041          1*        N/A        N/A         N/A
2012............ N/A           N/A         N/A        11.041    12.002          1*        N/A        N/A         N/A
2013............ N/A           N/A         N/A        12.002    13.035          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A        13.035    13.633          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A        13.633    13.222          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A        13.222    13.740          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        --------
LVIP Global Growth Allocation Managed Risk
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A        11.236    11.119         65         N/A        N/A         N/A
2012............ 10.592      10.963          3        11.119    12.010        180         N/A        N/A         N/A
2013............ 10.963      12.287         33        12.010    13.494        276        11.383    12.552          9
2014............ 12.287      12.548         33        13.494    13.816        335        12.552    12.857          9
2015............ 12.548      11.929         51        13.816    13.167        346        12.857    12.260          8
2016............ 11.929      12.334         50        13.167    13.648        277        12.260    12.714          8
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---
LVIP Global Income
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ 11.598      11.571          6        10.746    10.749         11         N/A        N/A         N/A
2012............ 11.571      12.301          6        10.749    11.455         17         N/A        N/A         N/A
2013............ 12.301      11.800          7        11.455    11.016         17         N/A        N/A         N/A
2014............ 11.800      11.873          7        11.016    11.112         17         N/A        N/A         N/A
2015............ 11.873      11.482          7        11.112    10.773         11         N/A        N/A         N/A
2016............ 11.482      11.392          7        10.773    10.715         13         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---
LVIP Global Moderate Allocation Managed Risk
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A        11.057    11.069          8         N/A        N/A         N/A
2012............ 11.342      11.978          9        11.069    12.004         94         N/A        N/A         N/A
2013............ 11.978      13.225         21        12.004    13.288        158         N/A        N/A         N/A
2014............ 13.225      13.595         23        13.288    13.694        212         N/A        N/A         N/A
2015............ 13.595      12.967         23        13.694    13.093        248         N/A        N/A         N/A
2016............ 12.967      13.354         22        13.093    13.518        238         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---
LVIP Government Money Market
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---
LVIP Invesco Diversified Equity-Income Managed Volatility
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A        10.257    10.657          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---
LVIP Invesco Select Equity Managed Volatility
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---
LVIP JPMorgan High Yield
2010............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............ 10.842      11.001          1*        N/A        N/A         N/A         N/A        N/A         N/A
2012............ 11.001      12.478          3        11.540    12.561          2         N/A        N/A         N/A
2013............ 12.478      13.126          4        12.561    13.246          2         N/A        N/A         N/A
2014............ 13.126      13.324          5        13.246    13.480          5         N/A        N/A         N/A
2015............ 13.324      12.635          4        13.480    12.815          4         N/A        N/A         N/A
2016............ 12.635      14.125          4        12.815    14.362          5         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---

                                      B-8

                              With EGMDB                           with GOP                         Acct Value DB
                 ------------------------------------ ---------------------------------- ------------------------------------
                   Accumulation unit                   Accumulation unit                   Accumulation unit
                         value                               value                               value
                 ----------------------   Number of   --------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning   End of   accumulation  Beginning    End of    accumulation
                  of period    period       units      of period   period      units      of period    period       units
                 ----------- ---------- ------------- ----------- -------- ------------- ----------- ---------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP JPMorgan Select Mid Cap Value Managed Volatility
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............     9.275      8.994          1*        N/A        N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A        15.588    16.083          3          N/A         N/A         N/A
2015............     N/A         N/A         N/A        16.083    14.684          4          N/A         N/A         N/A
2016............     N/A         N/A         N/A        14.684    15.983          6          N/A         N/A         N/A
----------------     -----      -----        ---        ------    ------        ---          --          --          ---
LVIP MFS International Equity Managed Volatility
2013............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------     -----      -----        ---        ------    ------        ---          --          --          ---
LVIP MFS International Growth
2010............     N/A         N/A         N/A        12.376    12.376          1*         8.367      8.533          1*
2011............     8.441      7.509          7        12.376    11.037         13          8.533      7.613          5
2012............     7.509      8.851          6        11.037    13.042         12          7.613      9.001          5
2013............     8.851      9.925          6        13.042    14.661         17          9.001     10.124          4
2014............     9.925      9.302          8        14.661    13.775         17         10.124      9.516          4
2015............     9.302      9.301          7        13.775    13.808         11          9.516      9.544          5
2016............     9.301      9.333          7        13.808    13.890         14          9.544      9.606          5
----------------     -----      -----        ---        ------    ------        ---         ------     ------        ---
LVIP MFS Value
2010............     N/A         N/A         N/A        10.915    10.915          1*         8.553      8.658          1*
2011............     8.564      8.445         51        10.915    10.790         61          8.658      8.563         19
2012............     8.445      9.697         67        10.790    12.421         93          8.563      9.862         17
2013............     9.697     13.014         61        12.421    16.712         95          9.862     13.275         13
2014............    13.014     14.196         60        16.712    18.275         85         13.275     14.524         13
2015............    14.196     13.936         56        18.275    17.986         79         14.524     14.301         12
2016............    13.936     15.691         47        17.986    20.301         75         14.301     16.151         10
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP Mondrian International Value
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2012............     8.206      8.929          1*        N/A        N/A         N/A          N/A         N/A         N/A
2013............     8.929     10.742          5        13.168    14.309         13         10.096     10.974          5
2014............    10.742     10.335          7        14.309    13.802         12         10.974     10.590          5
2015............    10.335      9.817          7        13.802    13.142         13         10.590     10.089          5
2016............     9.817     10.079          7        13.142    13.527         12         10.089     10.390          6
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP Multi-Manager Global Equity Managed Volatility
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP PIMCO Low Duration Bond
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A        10.148    10.167          6          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP Select Core Equity Managed Volatility
2013............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A        10.923    10.974          2          N/A         N/A         N/A
2016............     N/A         N/A         N/A        10.974    11.564          2          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---
LVIP SSGA Bond Index
2010............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A          N/A         N/A         N/A
2012............    12.202     12.302          1*       10.886    11.134         13          N/A         N/A         N/A
2013............    12.302     11.831          1*       11.134    10.735         14          N/A         N/A         N/A
2014............    11.831     12.350          1*       10.735    11.234         14          N/A         N/A         N/A
2015............    12.350     12.221          1*       11.234    11.144         12          N/A         N/A         N/A
2016............    12.221     12.339          1*       11.144    11.280         14          N/A         N/A         N/A
----------------    ------     ------        ---        ------    ------        ---         ------     ------        ---

                                      B-9

                              With EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP SSGA Conservative Index Allocation
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          ---          --          --          ---      ----------- -------- -------------
LVIP SSGA Conservative Structured Allocation
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         10.986     11.375          5         N/A        N/A         N/A
2013............     N/A         N/A         N/A         11.375     12.052          5         N/A        N/A         N/A
2014............    12.040     12.448         16         12.052     12.587          5         N/A        N/A         N/A
2015............     N/A         N/A         N/A         12.587     12.224          4         N/A        N/A         N/A
2016............     N/A         N/A         N/A         12.224     12.923          4         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Developed International 150
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............    11.994     10.925          1*         N/A         N/A         N/A         N/A        N/A         N/A
2015............    10.925     10.321          1*         N/A         N/A         N/A         N/A        N/A         N/A
2016............    10.321     11.179          1*         N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Emerging Markets 100
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Global Tactical Allocation Managed Volatility
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     9.155      9.055          1*        11.033     10.941         17         N/A        N/A         N/A
2012............     9.055      9.936          3         10.941     12.035         24         N/A        N/A         N/A
2013............     9.936     10.769          3         12.035     13.077         19         N/A        N/A         N/A
2014............    10.769     11.052          3         13.077     13.454         18         N/A        N/A         N/A
2015............    11.052     10.199          3         13.454     12.446         17         N/A        N/A         N/A
2016............    10.199     10.633          3         12.446     13.008          5         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA International Index
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     9.625     10.303          1*         N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA International Managed Volatility
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          8.460      8.424          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP SSGA Large Cap 100
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         15.193     16.653          2         N/A        N/A         N/A
2014............     N/A         N/A         N/A         16.653     19.236          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------

                                      B-10

                              With EGMDB                           with GOP                        Acct Value DB
                 ------------------------------------ ---------------------------------- ----------------------------------
                   Accumulation unit                   Accumulation unit                  Accumulation unit
                         value                               value                              value
                 ----------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period    period       units      of period   period      units      of period   period      units
                 ----------- ---------- ------------- ----------- -------- ------------- ----------- -------- -------------
                             (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP SSGA Large Cap Managed Volatility
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A        11.299    11.585          1*        N/A        N/A         N/A
----------------     --          --          ---        ------    ------        ---      ----------- -------- -------------
LVIP SSGA Moderate Index Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............    10.723     11.594          7         N/A        N/A         N/A         N/A        N/A         N/A
2013............    11.594     12.871          7         N/A        N/A         N/A         N/A        N/A         N/A
2014............    12.871     13.265          7         N/A        N/A         N/A         N/A        N/A         N/A
2015............    13.265     12.902          6         N/A        N/A         N/A         N/A        N/A         N/A
2016............    12.902     13.581          6         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP SSGA Moderate Structured Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............    10.999     11.427          9        11.046    11.497          3         N/A        N/A         N/A
2013............    11.427     12.725         12        11.497    12.835          6         N/A        N/A         N/A
2014............    12.725     13.259         12        12.835    13.406          6         N/A        N/A         N/A
2015............    13.259     12.734         12        13.406    12.908          5         N/A        N/A         N/A
2016............    12.734     13.736         11        12.908    13.958          5         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP SSGA Moderately Aggressive Index Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP SSGA Moderately Aggressive Structured Allocation
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP SSGA S&P 500 Index
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     8.755      8.802          4        11.105    11.192          1*        N/A        N/A         N/A
2012............     N/A         N/A         N/A        11.192    12.808          1*        N/A        N/A         N/A
2013............    11.773     13.093          1*       12.808    16.731          1*        N/A        N/A         N/A
2014............    13.093     14.659          1*       16.731    18.779          1*        N/A        N/A         N/A
2015............    14.659     14.640          1*       18.779    18.800          1*        N/A        N/A         N/A
2016............    14.640     16.150          1*       18.800    20.792          1*        N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP SSGA Small-Cap Index
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP SSGA Small-Mid Cap 200
2010............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2011............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---        ------    ------        ---      ----------- -------- -------------

                                      B-11

                              With EGMDB                            with GOP                          Acct Value DB
                 ------------------------------------ ------------------------------------ ------------------------------------
                   Accumulation unit                    Accumulation unit                    Accumulation unit
                         value                                value                                value
                 ----------------------   Number of   ----------------------   Number of   ----------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning    End of    accumulation
                  of period    period       units      of period    period       units      of period    period       units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- ---------- -------------
                               (Accumulation unit value in dollars and Number of accumulation units in thousands)

LVIP SSGA SMID Cap Managed Volatility
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A         10.212      9.884          2          N/A         N/A         N/A
2016............     N/A         N/A         N/A          9.884     11.286          3          N/A         N/A         N/A
----------------     --          --          ---         ------     ------        ---          --          --          ---
LVIP T. Rowe Price Growth Stock
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         11.508     11.200          2          N/A         N/A         N/A
2012............     N/A         N/A         N/A         11.200     13.113          2          N/A         N/A         N/A
2013............     N/A         N/A         N/A         13.113     18.043          1*         N/A         N/A         N/A
2014............    14.532     15.532          1*        18.043     19.410          4          N/A         N/A         N/A
2015............     N/A         N/A         N/A         19.410     21.267          4          N/A         N/A         N/A
2016............    15.102     16.983          1*        21.267     21.339          4          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          --          --          ---
LVIP T. Rowe Price Structured Mid-Cap Growth
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     N/A         N/A         N/A         11.947     11.364          2          N/A         N/A         N/A
2012............     N/A         N/A         N/A         11.364     13.079          2          N/A         N/A         N/A
2013............     N/A         N/A         N/A         13.079     17.446          2          N/A         N/A         N/A
2014............     N/A         N/A         N/A         17.446     19.264          1*         N/A         N/A         N/A
2015............     N/A         N/A         N/A         19.264     19.463          1*         N/A         N/A         N/A
2016............     N/A         N/A         N/A         19.463     20.715          4          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          --          --          ---
LVIP U.S. Growth Allocation Managed Risk
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          9.899      9.854          1*         N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          --          --          ---
LVIP Vanguard Domestic Equity ETF
2011............     N/A         N/A         N/A          8.366      9.397         10          N/A         N/A         N/A
2012............     N/A         N/A         N/A          9.397     10.709         11          N/A         N/A         N/A
2013............     N/A         N/A         N/A         10.709     13.832          9          N/A         N/A         N/A
2014............     N/A         N/A         N/A         13.832     15.359          8          N/A         N/A         N/A
2015............     N/A         N/A         N/A         15.359     15.152          7          N/A         N/A         N/A
2016............     N/A         N/A         N/A         15.152     16.813          6          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          --          --          ---
LVIP Vanguard International Equity ETF
2011............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A         10.438     10.457          1*         N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          --          --          ---
LVIP VIP Mid Cap Managed Volatility(7)
2014............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---          --          --          ---
LVIP Wellington Capital Growth
2010............     N/A         N/A         N/A         11.665     11.665          1*         9.671      9.786          1*
2011............     9.680      8.694         15         11.665     10.503         30          9.786      8.815         10
2012............     8.694     10.218         22         10.503     12.375         43          8.815     10.392          9
2013............    10.218     13.717         20         12.375     16.655         45         10.392     13.993          7
2014............    13.717     15.080         21         16.655     18.355         39         13.993     15.429          7
2015............    15.080     16.288         18         18.355     19.875         35         15.429     16.715          6
2016............    16.288     16.094         17         19.875     19.687         34         16.715     16.565          6
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---
LVIP Wellington Mid-Cap Value
2010............     N/A         N/A         N/A          N/A         N/A         N/A          N/A         N/A         N/A
2011............     8.723      7.808          1*        11.616     10.423          1*         N/A         N/A         N/A
2012............     7.808      9.566          1*        10.423     12.802          1*         N/A         N/A         N/A
2013............     9.566     12.669          1*        12.802     16.995          1*         N/A         N/A         N/A
2014............    12.669     13.543          1*        16.995     18.211          1*         N/A         N/A         N/A
2015............    13.543     13.167          1*        18.211     17.748          1*         N/A         N/A         N/A
2016............    13.167     14.696          1*        17.748     19.858          4          N/A         N/A         N/A
----------------    ------     ------        ---         ------     ------        ---         ------     ------        ---

                                      B-12

                              With EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------
                              (Accumulation unit value in dollars and Number of accumulation units in thousands)

MFS (Reg. TM) VIT Growth
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............     9.807      9.650          1*        11.375     11.221          1*        N/A        N/A         N/A
2012............     N/A         N/A         N/A         11.221     13.033          1*        N/A        N/A         N/A
2013............     N/A         N/A         N/A         13.033     17.648          1*        N/A        N/A         N/A
2014............    15.654     16.241          1*        17.648     19.028          1*        N/A        N/A         N/A
2015............    16.241     17.245          1*        19.028     20.255          1*        N/A        N/A         N/A
2016............    17.245     17.436          1*        20.255     20.531          5         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
MFS (Reg. TM) VIT Total Return(5)
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............    10.134     10.187          2         10.697     10.780          3         N/A        N/A         N/A
2012............    10.187     11.183          2         10.780     11.863          3         N/A        N/A         N/A
2013............    11.183     12.410          2         11.863     13.178          3         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
MFS (Reg. TM) VIT Total Return
2016............     N/A         N/A         N/A         15.650     15.974          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
MFS (Reg. TM) VIT Utilities
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............    11.915     12.557          4         11.672     12.332          1*        N/A        N/A         N/A
2012............    12.557     14.068          6         12.332     13.850          2         N/A        N/A         N/A
2013............    14.068     16.735          6         13.850     16.518          2         N/A        N/A         N/A
2014............    16.735     18.625          4         16.518     18.429          2         N/A        N/A         N/A
2015............    18.625     15.710          5         18.429     15.584          1*        N/A        N/A         N/A
2016............    15.710     17.293          5         15.584     17.197          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
PIMCO VIT CommodityRealReturn Strategy
2010............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2011............    15.425     14.112          1*         N/A         N/A         N/A         N/A        N/A         N/A
2012............    14.112     14.681          1*         N/A         N/A         N/A         N/A        N/A         N/A
2013............    14.681     12.390          1*         N/A         N/A         N/A         N/A        N/A         N/A
2014............    12.390      9.977          1*         N/A         N/A         N/A         N/A        N/A         N/A
2015............     9.977      7.339          1*         N/A         N/A         N/A         N/A        N/A         N/A
2016............     7.339      8.343          1*         7.260      7.283          1*        N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------
Templeton Global Bond VIP
2014............     N/A         N/A         N/A         10.074      9.944          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---      ----------- -------- -------------

*     The numbers of accumulation units less than 500 were rounded up to one.

**    This table reflects the accumulation unit values and the number of accumulation units for both the ChoicePlus Assurance A Share and
      ChoicePlus Assurance A Class.

(1)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA S&P 500 Index Fund Subaccount.

(2)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP Mondrian International Value Fund Subaccount.

(3)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA International Index Fund Subaccount.

(4)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Small-Cap Index Fund Subaccount.

(5)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Moderate Structured Allocation Fund Subaccount.

(6)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP SSGA International Managed Volatility Fund Subaccount.

(7)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP Blended Mid Cap Managed Volatility Fund Subaccount.

                                      B-13

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix C - Condensed Financial Information

Accumulation Unit Values
The following information relates to Accumulation Unit values and number of
Accumulation Units for contracts purchased as part of a Fee-Based Financial
Plan on or after June 30, 2010 for funds available in the periods ended
December 31. It should be read along with the VAA's financial statement and notes which are included in the SAI.

                             with EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------

AB VPS Global Thematic Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        -------- ----------- -------- -------------
AB VPS Growth and Income(1)
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        -------- ----------- -------- -------------
AB VPS International Value(2)
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        -------- ----------- -------- -------------
AB VPS Small/Mid Cap Value
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ 16.046      16.603          1*        N/A        N/A         N/A         N/A        N/A         N/A
2014............ 16.603      17.926          1*       18.148    18.286          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A        18.065    21.236          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
American Century VP Balanced
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
American Funds Global Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
American Funds Global Small Capitalization
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
American Funds Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------

                                      C-1

                             with EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------

American Funds Growth-Income
2011............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2012............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2013............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2014............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2015............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2016............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
----------------     --      ------        --------     --      ------        ---        ------    ------        --------
American Funds International
2011............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2012............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2013............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2014............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2015............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2016............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
----------------     --      ------        --------     --      ------        ---        ------    ------        --------
BlackRock Global Allocation V.I.
2011............     N/A       N/A         N/A         12.695   12.153          2         N/A        N/A         N/A
2012............     N/A       N/A         N/A         12.153   13.278          2         N/A        N/A         N/A
2013............     N/A       N/A         N/A         13.278   15.094          3         N/A        N/A         N/A
2014............     N/A       N/A         N/A         15.094   15.286         36         N/A        N/A         N/A
2015............     N/A       N/A         N/A         15.286   15.035         36        13.233    13.129          1*
2016............     N/A       N/A         N/A         15.035   15.506          3        13.129    13.547          1*
----------------     --      ------        --------    ------   ------        ---        ------    ------        ---
ClearBridge Variable Mid Cap
2014............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2015............   11.016    10.704          1*        10.411   10.748          3         N/A        N/A         N/A
2016............   10.704    11.575          1*        10.748   11.651          2         N/A        N/A         N/A
----------------   ------    ------        ---         ------   ------        ---        ------    ------        ---
Delaware VIP Diversified Income
2011............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2012............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2013............     N/A       N/A         N/A         15.539   15.057          2         N/A        N/A         N/A
2014............     N/A       N/A         N/A         15.057   15.705          4         N/A        N/A         N/A
2015............   15.490    15.048          2         15.705   15.394          8         N/A        N/A         N/A
2016............   15.048    15.403          2         15.394   15.797          7         N/A        N/A         N/A
----------------   ------    ------        ---         ------   ------        ---        ------    ------        ---
Delaware VIP Emerging Markets
2011............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2012............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2013............   11.397    11.632          1*         N/A       N/A         N/A         N/A        N/A         N/A
2014............   11.632    10.575          1*        12.493   10.779          1*        N/A        N/A         N/A
2015............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2016............    9.574    10.063          1*         9.790   10.308          2         N/A        N/A         N/A
----------------   ------    ------        ---         ------   ------        ---        ------    ------        ---
Delaware VIP Limited-Term Diversified Income
2011............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2012............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2013............     N/A       N/A         N/A         12.211   12.109          3         N/A        N/A         N/A
2014............     N/A       N/A         N/A         12.109   12.204          5         N/A        N/A         N/A
2015............     N/A       N/A         N/A         12.204   12.202          5         N/A        N/A         N/A
2016............     N/A       N/A         N/A         12.202   12.333          4         N/A        N/A         N/A
----------------   ------    ------        ---         ------   ------        ---        ------    ------        ---
Delaware VIP REIT
2011............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2012............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2013............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2014............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2015............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
2016............     N/A       N/A         N/A          N/A       N/A         N/A         N/A        N/A         N/A
----------------   ------    ------        ---         ------   ------        ---        ------    ------        ---

                                      C-2

                             with EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------

Delaware VIP Small Cap Value
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ 16.470      17.059          1*       13.928    17.296          1*        N/A        N/A         N/A
2014............ 17.059      17.856          1*       17.296    18.149          2         N/A        N/A         N/A
2015............ 17.856      16.552          1*       18.149    16.866          1*        N/A        N/A         N/A
2016............ 16.552      21.503          1*       16.866    21.965          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Delaware VIP Smid Cap Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A        16.658    19.426          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A        19.426    19.854          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A        19.854    21.166          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A        21.166    22.715          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Delaware VIP U.S. Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Delaware VIP Value
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ 15.868      15.569          1*       16.201    15.927          3         N/A        N/A         N/A
2016............ 15.569      17.639          1*       15.927    18.090          2         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Deutsche Alternative Asset Allocation VIP
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Fidelity VIP Contrafund
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ 14.276      14.856          1*        N/A        N/A         N/A         N/A        N/A         N/A
2014............ 14.856      16.439          1*       16.124    16.777          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Fidelity VIP Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Fidelity VIP Mid Cap
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ 15.869      16.508          1*        N/A        N/A         N/A         N/A        N/A         N/A
2014............ 16.508      17.347          1*       17.539    17.701          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A        17.701    17.299          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A        17.299    19.252          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------

                                      C-3

                             with EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------

Fidelity VIP Overseas(3)
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---      ----------- -------- -------------
Franklin Income VIP
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A        14.722    14.842         34         N/A        N/A         N/A
2015............ N/A           N/A         N/A        14.842    13.706         34         N/A        N/A         N/A
2016............ N/A           N/A         N/A        13.706    15.527          1*        N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---      ----------- -------- -------------
Franklin Mutual Shares VIP
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ 12.328      12.736          1*       11.961    12.964          1*        N/A        N/A         N/A
2014............ 12.736      13.521          1*       12.964    13.798          4         N/A        N/A         N/A
2015............ N/A           N/A         N/A        13.798    13.032          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A        13.032    15.026          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
FTVIPT Franklin Small-Mid Cap Growth Securities(4)
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
Invesco V.I. International Growth
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
JPMorgan Insurance Trust Global Allocation
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP American Century Select Mid Cap Managed Volatility
2014............ N/A           N/A         N/A        10.812    11.302          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A        11.302    10.752          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP American Global Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ 18.265      18.362          1*       18.508    18.616          1*        N/A        N/A         N/A
2016............ 18.362      18.241          1*       18.616    18.539          2         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP American Global Small Capitalization
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A        15.915    15.378          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A        15.378    15.254          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A        15.254    15.409          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------
LVIP American Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A        19.029    19.176          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A        19.176    20.284          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A        20.284    21.990          1*        N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---      ----------- -------- -------------

                                      C-4

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------

LVIP American Growth-Income
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     --          --          --------     --          --          ---      ----------- -------- -------------
LVIP American International
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         15.040     14.189          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A         14.189     13.415          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A         13.415     13.747          1*        N/A        N/A         N/A
----------------     --          --          --------    ------     ------        ---      ----------- -------- -------------
LVIP Baron Growth Opportunities
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............   17.278      17.855          1*         N/A         N/A         N/A         N/A        N/A         N/A
2014............   17.855      18.588          1*        18.022     18.939          1*        N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock Dividend Value Managed Volatility
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         10.931     12.071          4         N/A        N/A         N/A
2014............     N/A         N/A         N/A         12.071     12.380         10         N/A        N/A         N/A
2015............     N/A         N/A         N/A         12.380     11.673         13         N/A        N/A         N/A
2016............     N/A         N/A         N/A         11.673     12.951         10         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock Emerging Markets Managed Volatility(6)
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         10.383     10.048          2         N/A        N/A         N/A
2014............     N/A         N/A         N/A         10.048      9.471          5         N/A        N/A         N/A
2015............    9.260       7.911          1*         9.471      7.977         10         N/A        N/A         N/A
2016............    7.911       8.193          1*         7.977      8.458          6         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock Global Allocation V.I. Managed Risk
2013............     N/A         N/A         N/A          9.839     10.471          5         N/A        N/A         N/A
2014............     N/A         N/A         N/A         10.471     10.345          5         N/A        N/A         N/A
2015............     N/A         N/A         N/A         10.345      9.800         11         N/A        N/A         N/A
2016............     N/A         N/A         N/A          9.800      9.980          7         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock Global Growth ETF Allocation Managed Risk
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock Inflation Protected Bond
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         11.823     10.827          2         N/A        N/A         N/A
2014............     N/A         N/A         N/A         10.827     11.067          3         N/A        N/A         N/A
2015............     N/A         N/A         N/A         11.067     10.664          2         N/A        N/A         N/A
2016............     N/A         N/A         N/A         10.664     10.947          2         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk
2016............     N/A         N/A         N/A         10.514     10.483          1         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP BlackRock U.S. Opportunities Managed Volatility(7)
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------
LVIP Blended Core Equity Managed Volatility
2014............     N/A         N/A         N/A         10.321     10.526          1*        N/A        N/A         N/A
2015............    9.969       9.966          1*        10.526     10.015          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A         10.015     10.811          1*        N/A        N/A         N/A
----------------   ------      ------        ---         ------     ------        ---      ----------- -------- -------------

                                      C-5

                              with EGMDB                            with GOP                         Acct Value DB
                 ------------------------------------ ------------------------------------ ----------------------------------
                   Accumulation unit                    Accumulation unit                   Accumulation unit
                         value                                value                               value
                 ----------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning    End of    accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period    period       units      of period    period       units      of period   period      units
                 ----------- ---------- ------------- ----------- ---------- ------------- ----------- -------- -------------

LVIP Blended Large Cap Growth Managed Volatility
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A         15.368     15.115          1*        N/A        N/A         N/A
2016............     N/A         N/A         N/A         15.115     14.783          1*        N/A        N/A         N/A
----------------     --          --          --------    ------     ------        ---        ------    ------        --------
LVIP Blended Mid Cap Managed Volatility
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A         11.908     12.270          1*        N/A        N/A         N/A
2014............     N/A         N/A         N/A         12.270     11.269          2         N/A        N/A         N/A
2015............     N/A         N/A         N/A         11.269     10.699          2         N/A        N/A         N/A
2016............     N/A         N/A         N/A         10.699     10.843          4         N/A        N/A         N/A
----------------     --          --          --------    ------     ------        ---        ------    ------        --------
LVIP Clarion Global Real Estate
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     8.292      8.546          1*         8.817      8.686          2         N/A        N/A         N/A
2014............     8.546      9.622          1*         8.686      9.803          4         N/A        N/A         N/A
2015............     N/A         N/A         N/A          9.803      9.597          3         N/A        N/A         N/A
2016............     N/A         N/A         N/A          9.597      9.624          3         N/A        N/A         N/A
----------------     -----      -----        ---         ------     ------        ---        ------    ------        --------
LVIP ClearBridge Large Cap Managed Volatility
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------     -----      -----        ---         ------     ------        ---        ------    ------        --------
LVIP Delaware Bond
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A         14.245     14.314          1*        N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A         14.059     14.526          2         N/A        N/A         N/A
2015............     N/A         N/A         N/A         14.526     14.437          3        11.816    11.754          1*
2016............     N/A         N/A         N/A         14.437     14.683          2        11.754    11.960          1*
----------------     -----      -----        ---         ------     ------        ---        ------    ------        ---
LVIP Delaware Diversified Floating Rate
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............    10.189     10.203          1*        10.354     10.298          7         N/A        N/A         N/A
2014............    10.203     10.148          2         10.298     10.269         18         N/A        N/A         N/A
2015............     N/A         N/A         N/A         10.269     10.103         13         N/A        N/A         N/A
2016............     N/A         N/A         N/A         10.103     10.239         12         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---
LVIP Delaware Social Awareness
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---
LVIP Delaware Special Opportunities
2011............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---
LVIP Dimensional International Core Equity
2015............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............     N/A         N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
----------------    ------     ------        ---         ------     ------        ---        ------    ------        ---

                                      C-6

                             with EGMDB                           with GOP                         Acct Value DB
                 ---------------------------------- ------------------------------------ ----------------------------------
                  Accumulation unit                   Accumulation unit                   Accumulation unit
                        value                               value                               value
                 --------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period   period      units      of period    period       units      of period   period      units
                 ----------- -------- ------------- ----------- ---------- ------------- ----------- -------- -------------

LVIP Dimensional International Equity Managed Volatility
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------     --          --          ---      ----------- -------- -------------
LVIP Dimensional U.S. Core Equity 1
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------     --          --          ---      ----------- -------- -------------
LVIP Dimensional U.S. Core Equity 2
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------     --          --          ---      ----------- -------- -------------
LVIP Dimensional U.S. Equity Managed Volatility
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------     --          --          ---      ----------- -------- -------------
LVIP Dimensional/Vanguard Total Bond
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         10.606     10.309          9         N/A        N/A         N/A
2014............ N/A           N/A         N/A         10.309     10.693         11         N/A        N/A         N/A
2015............ N/A           N/A         N/A         10.693     10.630          4         N/A        N/A         N/A
2016............ N/A           N/A         N/A         10.630     10.756          4         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP Franklin Templeton Global Equity Managed Volatility
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         10.618     11.186          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A         11.186     10.865          2         N/A        N/A         N/A
2015............ N/A           N/A         N/A         10.865      9.904          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A          9.904     10.052          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP Franklin Templeton Value Managed Volatility
2014............ N/A           N/A         N/A         10.672     10.366          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         10.366      9.471          2         N/A        N/A         N/A
2016............ N/A           N/A         N/A          9.471     10.441          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP Global Conservative Allocation Managed Risk
2011............ N/A           N/A         N/A         11.813     12.139          2         N/A        N/A         N/A
2012............ N/A           N/A         N/A         12.139     13.207          5         N/A        N/A         N/A
2013............ N/A           N/A         N/A         13.207     14.364          2         N/A        N/A         N/A
2014............ N/A           N/A         N/A         14.364     15.046          2         N/A        N/A         N/A
2015............ N/A           N/A         N/A         15.046     14.614          2         N/A        N/A         N/A
2016............ N/A           N/A         N/A         14.614     15.210          2         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP Global Growth Allocation Managed Risk
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         11.562     12.641          6         N/A        N/A         N/A
2014............ N/A           N/A         N/A         12.641     12.962         21         N/A        N/A         N/A
2015............ N/A           N/A         N/A         12.962     12.372         58         N/A        N/A         N/A
2016............ N/A           N/A         N/A         12.372     12.844         52         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------

                                      C-7

                             with EGMDB                           with GOP                         Acct Value DB
                 ---------------------------------- ------------------------------------ ----------------------------------
                  Accumulation unit                   Accumulation unit                   Accumulation unit
                        value                               value                               value
                 --------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period   period      units      of period    period       units      of period   period      units
                 ----------- -------- ------------- ----------- ---------- ------------- ----------- -------- -------------

LVIP Global Income
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ 11.932      11.881          1*        12.267     12.020          3         N/A        N/A         N/A
2014............ 11.881      11.973          2         12.020     12.143          8         N/A        N/A         N/A
2015............ N/A           N/A         N/A         12.143     11.791          3         N/A        N/A         N/A
2016............ N/A           N/A         N/A         11.791     11.745          3         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        --------
LVIP Global Moderate Allocation Managed Risk
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         12.054     12.274         10         N/A        N/A         N/A
2013............ N/A           N/A         N/A         12.274     13.607         21         N/A        N/A         N/A
2014............ N/A           N/A         N/A         13.607     14.044         25         N/A        N/A         N/A
2015............ N/A           N/A         N/A         14.044     13.448         31         N/A        N/A         N/A
2016............ N/A           N/A         N/A         13.448     13.906         27         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        --------
LVIP Government Money Market
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         10.326     10.281          2         N/A        N/A         N/A
2014............ N/A           N/A         N/A         10.281     10.217          2         N/A        N/A         N/A
2015............ N/A           N/A         N/A         10.217     10.153          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         10.153     10.090          1*        N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        --------
LVIP Invesco Diversified Equity-Income Managed Volatility
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         10.752     10.700          1*        N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        --------
LVIP Invesco Select Equity Managed Volatility
2014............ N/A           N/A         N/A         10.092     10.381          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         10.381      9.395          2         N/A        N/A         N/A
2016............ N/A           N/A         N/A          9.395      9.881          2         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        --------
LVIP JPMorgan High Yield
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ 13.158      13.198          1*        13.030     13.318          1*        N/A        N/A         N/A
2014............ 13.198      13.418          2         13.318     13.574          5         N/A        N/A         N/A
2015............ 13.418      12.743          2         13.574     12.923          5        13.172    12.960          1*
2016............ 12.743      14.267          2         12.923     14.505          5        12.960    14.553          1*
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---
LVIP JPMorgan Select Mid Cap Value Managed Volatility
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         11.380     12.710          2         N/A        N/A         N/A
2014............ N/A           N/A         N/A         12.710     13.618          4         N/A        N/A         N/A
2015............ N/A           N/A         N/A         13.618     12.452          5         N/A        N/A         N/A
2016............ N/A           N/A         N/A         12.452     13.575          5         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---
LVIP MFS International Equity Managed Volatility
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          9.861      9.306          4         N/A        N/A         N/A
2015............ N/A           N/A         N/A          9.306      9.234          8         N/A        N/A         N/A
2016............ N/A           N/A         N/A          9.234      9.032          8         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---
LVIP MFS International Growth
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         10.322      9.590          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A          9.590      9.628          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A          9.628      9.700          1*        N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---

                                      C-8

                             with EGMDB                           with GOP                         Acct Value DB
                 ---------------------------------- ------------------------------------ ----------------------------------
                  Accumulation unit                   Accumulation unit                   Accumulation unit
                        value                               value                               value
                 --------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period   period      units      of period    period       units      of period   period      units
                 ----------- -------- ------------- ----------- ---------- ------------- ----------- -------- -------------

LVIP MFS Value
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         12.177     13.363          2         N/A        N/A         N/A
2014............ N/A           N/A         N/A         13.363     14.635          3         N/A        N/A         N/A
2015............ N/A           N/A         N/A         14.635     14.425          3         N/A        N/A         N/A
2016............ N/A           N/A         N/A         14.425     16.307          3         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        --------
LVIP Mondrian International Value
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         11.725     10.676          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         10.676     10.181          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         10.181     10.496          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        --------
LVIP Multi-Manager Global Equity Managed Volatility
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        --------
LVIP PIMCO Low Duration Bond
2014............ N/A           N/A         N/A          9.989      9.960          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A          9.960     10.035          4        10.048    10.044          1*
2016............ N/A           N/A         N/A         10.035     10.206          3        10.044    10.220          1*
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        ---
LVIP Select Core Equity Managed Volatility
2013............ N/A           N/A         N/A         10.130     11.122          2         N/A        N/A         N/A
2014............ N/A           N/A         N/A         11.122     11.692          8         N/A        N/A         N/A
2015............ N/A           N/A         N/A         11.692     11.018         10         N/A        N/A         N/A
2016............ N/A           N/A         N/A         11.018     11.627          7         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        ---
LVIP SSGA Bond Index
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         12.510     12.527          1*        N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         12.817     12.595          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         12.595     12.768          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        ---
LVIP SSGA Conservative Index Allocation
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        ---
LVIP SSGA Conservative Structured Allocation
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         11.793     12.115          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A         12.115     12.670          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         12.670     12.323          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         12.323     13.047          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        ---
LVIP SSGA Developed International 150
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---        ------    ------        ---

                                      C-9

                             with EGMDB                           with GOP                         Acct Value DB
                 ---------------------------------- ------------------------------------ ----------------------------------
                  Accumulation unit                   Accumulation unit                   Accumulation unit
                        value                               value                               value
                 --------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period   period      units      of period    period       units      of period   period      units
                 ----------- -------- ------------- ----------- ---------- ------------- ----------- -------- -------------

LVIP SSGA Emerging Markets 100
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         12.140     13.139          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A         13.139     12.582          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         12.582     10.344          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         10.344     11.835          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA Global Tactical Allocation Managed Volatility
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         10.404     11.080          2         N/A        N/A         N/A
2014............ N/A           N/A         N/A         11.080     11.417          2         N/A        N/A         N/A
2015............ N/A           N/A         N/A         11.417     10.577          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         10.577     11.072          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA International Index
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA International Managed Volatility
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          9.077      8.854          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A          8.854      8.462          8         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA Large Cap 100
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA Large Cap Managed Volatility
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA Moderate Index Allocation
2011............ N/A           N/A         N/A         10.695     10.575          4         N/A        N/A         N/A
2012............ N/A           N/A         N/A         10.575     11.707          4         N/A        N/A         N/A
2013............ N/A           N/A         N/A         11.707     13.048          4         N/A        N/A         N/A
2014............ N/A           N/A         N/A         13.048     13.502          4         N/A        N/A         N/A
2015............ N/A           N/A         N/A         13.502     13.184          4         N/A        N/A         N/A
2016............ N/A           N/A         N/A         13.184     13.934          3         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA Moderate Structured Allocation
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         12.218     12.900          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A         12.900     13.495          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         13.495     13.013          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         13.013     14.093          1*        N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------
LVIP SSGA Moderately Aggressive Index Allocation
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ----------- -------- -------------    ------     ------        ---      ----------- -------- -------------

                                      C-10

                             with EGMDB                           with GOP                         Acct Value DB
                 ---------------------------------- ------------------------------------ ----------------------------------
                  Accumulation unit                   Accumulation unit                   Accumulation unit
                        value                               value                               value
                 --------------------   Number of   ----------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning    End of    accumulation  Beginning   End of   accumulation
                  of period   period      units      of period    period       units      of period   period      units
                 ----------- -------- ------------- ----------- ---------- ------------- ----------- -------- -------------

LVIP SSGA Moderately Aggressive Structured Allocation
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         12.493     13.365          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A         13.365     13.944          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         13.944     13.338          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A         13.338     14.602          1*        N/A        N/A         N/A
---------------- ------      ------        --------    ------     ------        ---        ------    ------        --------
LVIP SSGA S&P 500 Index
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A        19.312    19.013          1*
2016............ N/A           N/A         N/A         15.596     16.814          1*       19.013    21.069          1*
---------------- ------      ------        --------    ------     ------        ---        ------    ------        ---
LVIP SSGA Small-Cap Index
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A        16.795    16.402          1*
2016............ N/A           N/A         N/A         13.723     16.357          1*       16.402    19.625          1*
---------------- ------      ------        --------    ------     ------        ---        ------    ------        ---
LVIP SSGA Small-Mid Cap 200
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------    ------     ------        ---        ------    ------        ---
LVIP SSGA SMID Cap Managed Volatility
2013............ N/A           N/A         N/A         10.589     11.219          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A         11.219     10.964          2         N/A        N/A         N/A
2015............ N/A           N/A         N/A         10.964      9.923          5         N/A        N/A         N/A
2016............ N/A           N/A         N/A          9.923     11.348          6         N/A        N/A         N/A
---------------- ------      ------        --------    ------     ------        ---        ------    ------        ---
LVIP T. Rowe Price Growth Stock
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ 14.085      14.619          1*        11.454     14.863          3         N/A        N/A         N/A
2014............ 14.619      15.711          1*        14.863     16.013          5         N/A        N/A         N/A
2015............ 15.711      17.197          1*        16.013     17.571          5         N/A        N/A         N/A
2016............ 17.197      17.238          1*        17.571     17.657          4         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---
LVIP T. Rowe Price Structured Mid-Cap Growth
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A        20.022    19.684          1*
2016............ N/A           N/A         N/A          N/A         N/A         N/A        19.684    20.992          1*
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---
LVIP U.S. Growth Allocation Managed Risk
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---
LVIP Vanguard Domestic Equity ETF
2011............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         11.559     13.887         11         N/A        N/A         N/A
2014............ N/A           N/A         N/A         13.887     15.443         14         N/A        N/A         N/A
2015............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A          N/A         N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---         ------     ------        ---        ------    ------        ---

                                      C-11

                             with EGMDB                          with GOP                        Acct Value DB
                 ---------------------------------- ---------------------------------- ----------------------------------
                  Accumulation unit                  Accumulation unit                  Accumulation unit
                        value                              value                              value
                 --------------------   Number of   --------------------   Number of   --------------------   Number of
                  Beginning   End of   accumulation  Beginning   End of   accumulation  Beginning   End of   accumulation
                  of period   period      units      of period   period      units      of period   period      units
                 ----------- -------- ------------- ----------- -------- ------------- ----------- -------- -------------

LVIP Vanguard International Equity ETF
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A        10.244    11.287          6         N/A        N/A         N/A
2014............ N/A           N/A         N/A        11.287    10.667          8         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---        ------    ------        --------
LVIP VIP Mid Cap Managed Volatility(7)
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---        ------    ------        --------
LVIP Wellington Capital Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---        ------    ------        --------
LVIP Wellington Mid-Cap Value
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A        11.759    13.007          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A        13.007    13.959          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A        13.959    13.624          1*        N/A        N/A         N/A
2016............ N/A           N/A         N/A        13.624    15.267          1*        N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---        ------    ------        --------
MFS (Reg. TM) VIT Growth
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A        17.811    18.044          1*        N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---        ------    ------        --------
MFS (Reg. TM) VIT Total Return(5)
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        --------   ------    ------        ---        ------    ------        --------
MFS (Reg. TM) VIT Total Return
2016............ 14.971      15.137          1*       15.337    15.525          2         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        --------
MFS (Reg. TM) VIT Utilities
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2014............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        --------
PIMCO VIT CommodityRealReturn Strategy
2011............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2012............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2013............ N/A           N/A         N/A        14.100    12.621          1*        N/A        N/A         N/A
2014............ N/A           N/A         N/A        12.621    10.204          1*        N/A        N/A         N/A
2015............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
2016............ N/A           N/A         N/A         N/A        N/A         N/A         N/A        N/A         N/A
---------------- ------      ------        ---        ------    ------        ---        ------    ------        --------
Templeton Global Bond VIP
2014............ N/A           N/A         N/A        18.680    18.369          1*        N/A        N/A         N/A
2015............ 17.819      17.072          1*       18.369    17.464          1*       17.775    17.546          1*
2016............ 17.072      17.416          1*       17.464    17.860          1*       17.546    17.959          1*
---------------- ------      ------        ---        ------    ------        ---        ------    ------        ---

*     The numbers of accumulation units less than 500 were rounded up to one.

(1)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA S&P 500 Index Fund Subaccount.

(2)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP Mondrian International Value Fund Subaccount.

                                      C-12

(3)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA International Index Fund Subaccount.

(4)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Small-Cap Index Fund Subaccount.

(5)   On May 17, 2013, this Subaccount was closed and the values were transferred to the LVIP SSGA Moderate Structured Allocation Fund Subaccount.

(6)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP SSGA International Managed Volatility Fund Subaccount.

(7)   On December 9, 2016, this Subaccount was closed and the values were transferred to the LVIP Blended Mid Cap Managed Volatility Fund Subaccount.

                                      C-13

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix D - Discontinued Living Benefit Riders
The Living Benefit Riders described in this Appendix are no longer available.
This Appendix contains important information for Contractowners who purchased their contract and one of the following Living Benefit Riders.

Lincoln Lifetime IncomeSM Advantage

The Lincoln Lifetime IncomeSM Advantage rider provides minimum, guaranteed, periodic withdrawals for your life as Contractowner/
Annuitant regardless of the investment performance of the contract, provided that certain conditions are met. A minimum guaranteed amount (Guaranteed
Amount) is used to calculate the periodic withdrawals from your contract, but is not available as a separate benefit upon death or surrender. The Guaranteed
Amount is equal to the initial Purchase Payment (or Contract Value if elected after contract issue) increased by subsequent Purchase Payments, Automatic
Annual Step-ups, 5% Enhancements and the step-up to 200% of the initial
Guaranteed Amount (if applicable to your contract) and decreased by withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per
Benefit Year without Servicing Office approval. No additional Purchase Payments are allowed if the Contract Value decreases to zero for any reason.

This rider provides annual withdrawals of 5% of the initial Guaranteed Amount called Maximum Annual Withdrawal amounts. You may receive Maximum Annual
Withdrawal amounts for your lifetime. Withdrawals in excess of the Maximum
Annual Withdrawal amount may significantly reduce your Maximum Annual
Withdrawal amount. Withdrawals will also negatively impact the availability of the 5% Enhancement and the 200% step-up (if applicable to your contract). These options are discussed below in detail.

If you purchased the Lincoln Lifetime IncomeSM Advantage rider, you are limited in how you can invest in the Subaccounts in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See
The Contracts - Investment Requirements.

Lincoln New York offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. These riders are fully discussed in this prospectus. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime IncomeSM
Advantage and these other riders is also included in this prospectus (See
i4LIFE (Reg. TM) Advantage option.) Not all riders will be available at all times.

We have designed the rider to protect you from outliving your Contract Value.
If the rider terminates or you die before your Contract Value is reduced to zero, neither you nor your estate will receive any lifetime withdrawals from us under the rider. We limit your withdrawals to the Maximum Annual Withdrawal amount and impose Investment Requirements in order to minimize the risk that your Contract Value will be reduced to zero before your death.

If the rider was elected at contract issue, then it became effective on the contract's effective date. If it was elected after the contract was issued then it became effective on the next Valuation Date following approval by us. You cannot simultaneously elect Lincoln Lifetime IncomeSM Advantage with any other
Living Benefit Rider.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a Death Benefit. The initial Guaranteed Amount varies based on when you elect the rider. If you elected the rider at the time you purchased the contract, the initial Guaranteed Amount equals your initial
Purchase Payment . If you elected the rider after we issued the contract, the initial Guaranteed Amount equals the Contract Value on the effective date of the rider. The maximum Guaranteed Amount is $10,000,000. This maximum takes into consideration the total guaranteed amounts under the Living Benefit Riders from all Lincoln New York contracts (or contracts issued by our affiliates) in which you are the covered life.

Additional Purchase Payments automatically increase the Guaranteed Amount by the amount of the Purchase Payment (not to exceed the maximum Guaranteed
Amount); for example, a $10,000 additional Purchase Payment will increase the
Guaranteed Amount by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Servicing Office approval. If after the first Benefit Year cumulative additional Purchase Payments equal or exceed $100,000, the charge for Lincoln
Lifetime IncomeSM Advantage will change to the then current charge in effect on the next Benefit Year anniversary. The charge will never exceed the guaranteed maximum annual charge. See Charges and Other Deductions - Rider Charges -
Lincoln Lifetime IncomeSM Advantage Charge. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason including market loss.

                                      D-1

The following example demonstrates the impact of additional Purchase Payments on the Lincoln Lifetime IncomeSM Advantage charge:

    Initial Purchase Payment...................    $100,000
    Additional Purchase Payment in Year 2......    $ 95,000   No change to charge
    Additional Purchase Payment in Year 3......    $ 50,000   Charge will be the then current charge
    Additional Purchase Payment in Year 4......    $ 25,000   Charge will be the then current charge

Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the rider is based on the Guaranteed Amount, the cost of the rider increases when additional Purchase Payments, Automatic Annual
Step-ups, 5% Enhancements and the 200% step-up (if applicable to your contract)
are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount. In addition, the charge rate may change when cumulative Purchase Payments exceed $100,000 and also when
Automatic Annual Step-ups occur as discussed below. See Charges and Other
Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage Charge.

5% Enhancement to the Guaranteed Amount. On each Benefit Year anniversary, the
Guaranteed Amount, minus Purchase Payments received in the preceding Benefit
Year, will be increased by 5% if the Contractowner/Annuitant is under 86 and the rider is within the 10 year period described below. Additional Purchase
Payments must be invested in the contract at least one Benefit Year before the
5% Enhancement will be made on the portion of the Guaranteed Amount equal to that Purchase Payment . Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Guaranteed Amount for purposes of receiving the 5% Enhancement on the first Benefit Year anniversary.

Note: The 5% Enhancement is not available in any Benefit Year there is a withdrawal from Contract Value including a Maximum Annual Withdrawal amount. A
5% Enhancement will occur in subsequent years after a withdrawal only under certain conditions. If you are eligible (as defined below) for the 5%
Enhancement in the next year, the enhancement will not occur until the Benefit
Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the
Guaranteed Amount:

Initial Purchase Payment = $100,000; Guaranteed Amount = $100,000

Additional Purchase Payment on day 30 = $15,000; Guaranteed Amount = $115,000

Additional Purchase Payment on day 95 = $10,000; Guaranteed Amount = $125,000

On the first Benefit Year anniversary, the Guaranteed Amount is $130,750 (=
$115,000 x 1.05 + $10,000). The $10,000 Purchase Payment on day 95 is not
eligible for the 5% Enhancement until the second Benefit Year anniversary.

The 5% Enhancement will be in effect for 10 years from the effective date of the rider. The 5% Enhancement will cease upon the death of the
Contractowner/Annuitant or when the Contractowner/Annuitant reaches age 86. A new 10-year period will begin each time an Automatic Annual Step-up to the
Contract Value occurs as described below. As explained below, the 5%
Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Guaranteed
Amount, you will not receive the 5% Enhancement. The 5% Enhancement cannot increase the Guaranteed Amount above the maximum Guaranteed Amount of
$10,000,000. For riders purchased prior to January 20, 2009, the 5% Enhancement will be in effect for 15 years from the effective date of the rider, and a new
15-year period will begin following each Automatic Annual Step-up.

The 5% Enhancement will not occur on any Benefit Year anniversary in which there is a withdrawal, including a Maximum Annual Withdrawal amount, from the contract during the preceding Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no other withdrawals are made from the contract and the rider is within the 10-year period.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawals section below.

If your Guaranteed Amount is increased by the 5% Enhancement on the Benefit
Year anniversary, your charge rate for the rider will not change. However, the amount you pay for the rider will increase since the charge for the rider is based on the Guaranteed Amount. See Charges and Other Deductions - Rider
Charges - Lincoln Lifetime IncomeSM Advantage Charge.

Automatic Annual Step-ups of the Guaranteed Amount. The Guaranteed Amount will automatically step-up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant is still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary is greater than the
     Guaranteed Amount after the 5% Enhancement (if any) or 200% step-up (if any, as described below).

                                      D-2

Each time the Guaranteed Amount is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM
Advantage Charge.

If your rider charge rate is increased upon an Automatic Annual Step-up, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate for the rider to change. This opt-out will only apply for this particular Automatic
Annual Step-up. You will need to notify us each time the charge rate increases if you do not want the step-up. If you decline the Automatic Annual Step-up, you will receive the 200% step-up (if you are eligible as described below) or the 5% Enhancement (if you are eligible as specified above); however, a new
10-year period for 5% Enhancements will not begin. You may not decline the
Automatic Annual Step-up, if applicable, if your additional Purchase Payments would cause your charge to increase. See the earlier Guaranteed Amount section.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement will work (assuming no withdrawals or additional Purchase Payments and issue age above 591/2 (single life) or 65 (joint life)):

                                                                       Potential for   Length of 5%
                                              Contract    Guaranteed     Charge to     Enhancement
                                               Value        Amount         Change         Period
                                           ------------- ------------ --------------- -------------

      Initial Purchase Payment $50,000....   $  47,750*     $50,000         No              10
      1st Benefit Year anniversary........   $  54,000      $54,000        Yes              10
      2nd Benefit Year anniversary........   $  53,900      $56,700         No               9
      3rd Benefit Year anniversary........   $  57,000      $59,535         No               8
      4th Benefit Year anniversary........   $  64,000      $64,000        Yes              10

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Guaranteed Amount to the Contract Value of $54,000 since the increase in the Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535) and a new 10-year Enhancement Period began.

An Automatic Annual Step-up cannot increase the Guaranteed Amount beyond the maximum Guaranteed Amount of $10,000,000.

Step-up to 200% of the initial Guaranteed Amount. If you purchased Lincoln
Lifetime IncomeSM Advantage on or after October 5, 2009, the 200% step-up will not be available. On the later of the tenth Benefit Year anniversary or the
Benefit Year anniversary after you reach age 75, we will step-up your
Guaranteed Amount to 200% of your initial Guaranteed Amount (plus any Purchase
Payments made within 90 days of rider election), less any withdrawals, if this would increase your Guaranteed Amount to an amount higher than that provided by the 5% Enhancement or the Automatic Annual Step-up for that year, if applicable. (You will not also receive the 5% Enhancement or Automatic Annual
Step-up if the 200% step-up applies.) (The 200% step-up will occur on the 10th
Benefit Year anniversary if you purchased the rider prior to January 20, 2009.)
This step-up will not occur if:

   1. an Excess Withdrawal (defined below) has occurred; or

   2. cumulative withdrawals totaling more than 10% of the initial Guaranteed
     Amount (plus Purchase Payments within 90 days of rider election) have been made (even if these withdrawals were within the Maximum Annual Withdrawal amount).

   For example, assume the initial Guaranteed Amount is $200,000. A $10,000
   Maximum Annual Withdrawal was made at age 69 and at age 70. If one more
   $10,000 Maximum Annual Withdrawal was made at age 71, the step-up would not be available since withdrawals cannot exceed $20,000 (10% of $200,000).

This step-up is only available one time and it will not occur if, on the applicable Benefit Year anniversary, your Guaranteed Amount exceeds 200% of your initial Guaranteed Amount (plus Purchase Payments within 90 days of rider election). Required minimum distributions (RMDs) from qualified contracts may adversely impact this benefit because you may have to withdraw more than 10% of your initial Guaranteed Amount. See the terms governing RMDs in the Maximum
Annual Withdrawal Amount section below.

This step-up will not cause a change to the charge rate for your rider.
However, the amount you pay for the rider will increase since the charge is based on the Guaranteed Amount. See Charges and Other Deductions - Rider
Charges - Lincoln Lifetime IncomeSM Advantage Charge.

The following example demonstrates the impact of this step-up on the Guaranteed
Amount:

Initial Purchase Payment at age 65 = $200,000; Guaranteed Amount =$200,000;
Maximum Annual Withdrawal amount = $10,000.

                                      D-3

After ten years, at age 75, the Guaranteed Amount is $272,339 (after applicable
5% Enhancements and two $10,000 Maximum Annual Withdrawal Amounts) and the
Contract Value is $250,000. Since the Guaranteed Amount is less than $360,000
($200,000 initial Guaranteed Amount reduced by the two $10,000 withdrawals x
200%), the Guaranteed Amount is increased to $360,000.

The 200% step-up (if applicable to your contract) cannot increase the
Guaranteed Amount beyond the maximum Guaranteed Amount of $10,000,000.

Maximum Annual Withdrawal Amount. You may make periodic withdrawals up to the
Maximum Annual Withdrawal amount each Benefit Year for your lifetime as long as your Maximum Annual Withdrawal amount is greater than zero.

On the effective date of the rider, the Maximum Annual Withdrawal amount is equal to 5% of the initial Guaranteed Amount. If you do not withdraw the entire
Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year.

If your Contract Value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue automatically for your life under the Maximum Annual Withdrawal Amount Annuity
Payment Option (discussed later). You may not withdraw the remaining Guaranteed
Amount in a lump sum.

Note: if any withdrawal is made, the 5% Enhancement is not available during that Benefit Year. Withdrawals may also negatively impact the 200% step-up (see above).

The tax consequences of withdrawals are discussed in Federal Tax Matters section of this prospectus.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your Contract Value.

The Maximum Annual Withdrawal amount is increased by 5% of any additional
Purchase Payments. For example, if the Maximum Annual Withdrawal amount of
$2,500 (5% of $50,000 Guaranteed Amount) is in effect and an additional
Purchase Payment of $10,000 is made , the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of $10,000).

5% Enhancements, Automatic Annual Step-ups and the 200% step-up (if applicable to your contract) will cause a recalculation of the eligible Maximum Annual
Withdrawal amount to the greater of:

   a. the Maximum Annual Withdrawal amount immediately prior to the 5%
     Enhancement, Automatic Annual Step-up or 200% step-up; or

   b. 5% of the Guaranteed Amount on the Benefit Year anniversary.

See the chart below for examples of the recalculation.

The Maximum Annual Withdrawal amount from both Lincoln Lifetime IncomeSM
Advantage and Lincoln SmartSecurity (Reg. TM) Advantage under all Lincoln New
York contracts (or contracts issued by our affiliates) applicable to you can never exceed 5% of the maximum Guaranteed Amount.

Withdrawals. If the cumulative amounts withdrawn from the contract during the
Benefit Year (including the current withdrawal) are within the Maximum Annual
Withdrawal amount, then:

   1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

   2. the Maximum Annual Withdrawal amount will remain the same.

The following example illustrates the impact of Maximum Annual Withdrawals on the Guaranteed Amount and the recalculation of the Maximum Annual Withdrawal amount (assuming no additional Purchase Payments and issue age above 591/2
(single life) or 65 (joint life)):

                                              Contract    Guaranteed    Maximum Annual
                                               Value        Amount     Withdrawal Amount
                                           ------------- ------------ ------------------

      Initial Purchase Payment $50,000....   $  47,750*     $50,000         $2,500
      1st Benefit Year anniversary........   $  54,000      $54,000         $2,700
      2nd Benefit Year anniversary........   $  51,000      $51,300         $2,700
      3rd Benefit Year anniversary........   $  57,000      $57,000         $2,850
      4th Benefit Year anniversary........   $  64,000      $64,000         $3,200

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

The initial Maximum Annual Withdrawal amount is equal to 5% of the Guaranteed
Amount. Since withdrawals occurred each year (even withdrawals within the
Maximum Annual Withdrawal amount), the 5% Enhancement of the Guaranteed Amount was not available. However, each year the Automatic Annual Step-up occurred
(first, third and fourth anniversaries), the Maximum Annual Withdrawal amount was recalculated to 5% of the current Guaranteed Amount.

                                      D-4

Withdrawals from Individual Retirement Annuity contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum
Annual Withdrawal amount) only if the withdrawals are taken in systematic installments of the amount needed to satisfy the RMD rules under Internal
Revenue Code Section 401(a)(9). In addition, in order for this exception for
RMDs to apply, the following must occur:

   1. Lincoln's automatic withdrawal service is used to calculate and pay the
     RMD;

   2. The RMD calculation must be based only on the value in this contract;

   3. No withdrawals other than RMDs are made within that Benefit Year (except as described in next paragraph); and

   4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Maximum Annual
Withdrawal amount, an additional amount up to the Maximum Annual Withdrawal amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Maximum Annual
Withdrawal amount, including amounts attributed to RMDs, will be treated as
Excess Withdrawals (see below).

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Maximum Annual Withdrawal amount. When Excess Withdrawals occur:

   1. The Guaranteed Amount is reduced by the same proportion that the Excess
     Withdrawal reduces the Contract Value. This means that the reduction in the Guaranteed Amount could be more than a dollar-for-dollar reduction.

   2. The Maximum Annual Withdrawal amount will be immediately recalculated to
     5% of the new (reduced) Guaranteed Amount (after the proportionate reduction for the Excess Withdrawal); and

   3. The 200% step-up will never occur.

The following example demonstrates the impact of an Excess Withdrawal on the
Guaranteed Amount and the Maximum Annual Withdrawal amount. A $12,000 withdrawal caused a $15,182 reduction in the Guaranteed Amount.

Prior to Excess Withdrawal:
Contract Value = $60,000
Guaranteed Amount = $85,000
Maximum Annual Withdrawal amount = $5,000 (5% of the initial Guaranteed Amount of $100,000)

After a $12,000 Withdrawal ($5,000 is within the Maximum Annual Withdrawal amount, $7,000 is the Excess Withdrawal):

The Contract Value and Guaranteed Amount are reduced dollar for dollar for the
Maximum Annual Withdrawal amount of $5,000:

Contract Value = $55,000
Guaranteed Amount = $80,000

The Contract Value is reduced by the $7,000 Excess Withdrawal and the
Guaranteed Amount is reduced by 12.73%, the same proportion that the Excess
Withdrawal reduced the $55,000 Contract Value ($7,000 / $55,000)

Contract Value = $48,000

Guaranteed Amount = $69,818 ($80,000 x 12.73% = $10,182; $80,000 - $10,182 =
$69,818)
Maximum Annual Withdrawal amount = $3,491 (5% of $69,818)

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce or deplete your Maximum Annual Withdrawal amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract
Value.

Maximum Annual Withdrawal Amount Annuity Payout Option. If you are required to annuitize your Maximum Annual Withdrawal amount because you have reached the maturity date of the contract, the Maximum Annual Withdrawal Amount Annuity
Payout Option is available.

The Maximum Annual Withdrawal Amount Annuity Payout Option is a fixed annuitization in which the Contractowner will receive annual annuity payments equal to the Maximum Annual Withdrawal amount for life (this option is different from other annuity payment options discussed in your prospectus, including i4LIFE (Reg. TM) Advantage, which are based on your Contract Value).
Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the
Maximum Annual Withdrawal amount for your life.

If the Contract Value is zero and you have a remaining Maximum Annual
Withdrawal amount, you will receive the Maximum Annual Withdrawal Amount
Annuity Payment Option.

                                      D-5

If you are receiving the Maximum Annual Withdrawal Amount Annuity Payout
Option, your Beneficiary may be eligible for a final payment upon your death.
To be eligible the Death Benefit option in effect immediately prior to the exercise of the Maximum Annual Withdrawal Amount Annuity Payout Option must not be the Account Value Death Benefit.

The final payment is equal to the sum of all Purchase Payments, decreased by withdrawals in the same proportion as the withdrawals reduce the Contract
Value; withdrawals less than or equal to the Maximum Annual Withdrawal amount and payments under the Maximum Annual Withdrawal Annuity Payout Option will reduce the sum of the Purchase Payments dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Lifetime IncomeSM
Advantage has no provision for a payout of the Guaranteed Amount upon death of the Contractowners or Annuitant. In addition, Lincoln Lifetime IncomeSM
Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described in the
Death Benefit section of this prospectus) will be in effect. Election of
Lincoln Lifetime IncomeSM Advantage does not impact the Death Benefit options available for purchase with your annuity contract except as described below in
Impact to Withdrawal Calculations of Death Benefits before the Annuity
Commencement Date. All Death Benefit payments must be made in compliance with
Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the Contractowner/Annuitant, Lincoln Lifetime IncomeSM
Advantage will end and no further Maximum Annual Withdrawal amounts are available (even if there was a Guaranteed Amount in effect at the time of the death). If the Beneficiary elects to continue the contract after the death of the Contractowner/Annuitant (through a separate provision of the contract), the
Beneficiary may purchase a new Living Benefit Rider if available under the terms and charge in effect at the time of the new purchase. There is no carryover of the Guaranteed Amount.

Termination. After the seventh anniversary of the effective date of the rider, the Contractowner may terminate the rider by notifying us in writing. Lincoln
Lifetime IncomeSM Advantage will automatically terminate:
o on the Annuity Commencement Date (except payments under the Maximum Annual
  Withdrawal Amount Annuity Payment Option will continue if applicable);
o if the Contractowner or Annuitant is changed including any sale or assignment of the contract or any pledge of the contract as collateral;
o on the date the Contractowner is changed pursuant to an enforceable divorce agreement or decree;
o upon the death of the Contractowner/Annuitant;
o when the Maximum Annual Withdrawal amount is reduced to zero; or
o upon termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Guaranteed Amount. Upon effective termination of this rider, the benefits and charges within this rider will terminate.

If you terminate the rider, you must wait one year before you can elect any
Living Benefit Rider available at the time for purchase.

i4LIFE (Reg. TM) Advantage Option. i4LIFE (Reg. TM) Advantage is an Annuity
Payout option, available for purchase at an additional charge, that provides periodic Regular Income Payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death Benefit during the Access Period. This rider is available after the contract's effective date.
A minimum payout floor, called the Guaranteed Income Benefit, is also available for purchase at the time you elect i4LIFE (Reg. TM) Advantage. Depending on a person's age and the selected length of the Access Period, i4LIFE (Reg. TM)
Advantage may provide a higher payout than the Maximum Annual Withdrawal amounts under Lincoln Lifetime IncomeSM Advantage. You cannot have both i4LIFE
(Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage in effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage may decide to terminate Lincoln Lifetime IncomeSM Advantage and purchase i4LIFE (Reg. TM)
Advantage since i4LIFE (Reg. TM) Advantage provides a different income stream.
If this decision is made, the Contractowner can use any remaining Lincoln
Lifetime IncomeSM Advantage Guaranteed Amount to establish the Guaranteed
Income Benefit under the i4LIFE (Reg. TM) Advantage. Owners of the Lincoln
Lifetime IncomeSM Advantage rider are guaranteed the ability to purchase i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit in the future even if it is no longer generally available for purchase. Owners of Lincoln Lifetime IncomeSM
Advantage are also guaranteed that the annuity factors that are used to calculate the initial Guaranteed Income Benefit under i4LIFE (Reg. TM)
Advantage will be the annuity factors in effect as of the day they purchased
Lincoln Lifetime IncomeSM Advantage. In addition, owners of Lincoln Lifetime
IncomeSM Advantage may in the future purchase the Guaranteed Income Benefit at or below the guaranteed maximum charge that is in effect on the date that they purchase Lincoln Lifetime IncomeSM Advantage.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for Lincoln Lifetime
IncomeSM Advantage purchasers must be elected before the Annuity Commencement
Date and by age 99 for nonqualified contracts or age 85 for qualified contracts. See i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit sections of this prospectus. The charges for these benefits will be the current charge for new purchasers in effect for the i4LIFE (Reg. TM) Advantage and the current
Guaranteed Income Benefit charge in effect for prior purchasers of Lincoln
Lifetime

                                      D-6

IncomeSM Advantage at the time of election of these benefits. If you use your
Lincoln Lifetime IncomeSM Advantage Guaranteed Amount to establish the
Guaranteed Income Benefit, you must keep i4LIFE (Reg. TM) Advantage and the
Guaranteed Income Benefit in effect for at least 3 years.

Below is an example of how the Guaranteed Amount from Lincoln Lifetime IncomeSM
Advantage is used to establish the Guaranteed Income Benefit with i4LIFE (Reg.
TM) Advantage.

Prior to i4LIFE (Reg. TM) Advantage election:

Contract Value = $100,000

Guaranteed Amount = $150,000

After i4LIFE (Reg. TM)Advantage election:

Regular Income Payment = $6,700 per year = Contract Value divided by the i4LIFE
(Reg. TM) Advantage annuity factor

Guaranteed Income Benefit = $7,537.50 per year = Guaranteed Amount divided by
Guaranteed Income Benefit Table factor applicable to owners of the Lincoln
Lifetime IncomeSM Advantage rider.

Lincoln SmartSecurity (Reg. TM) Advantage

This benefit provides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed
Amount is equal to the initial Gross Purchase Payment (or Contract Value if elected after contract issue) adjusted for subsequent Gross Purchase Payments, step-ups and withdrawals in accordance with the provisions set forth below.
There are two options that step-up the Guaranteed Amount to a higher level (the
Contract Value at the time of the step-up):

     Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up or

     Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up,
the Contractowner has the option to step-up the Guaranteed Amount after five years. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic
Step-up option, the Guaranteed Amount will automatically step up to the
Contract Value, if higher, on each Benefit Year anniversary through the tenth anniversary. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up, the Contractowner can also initiate additional 10-year periods of automatic step-ups.

You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With the Lincoln SmartSecurity
(Reg. TM) Advantage - 1 Year Automatic Step-up single life or joint life options, you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse. These options are discussed below in detail.

If you purchased this rider, you are limited in how much you can invest in certain Subaccounts. See The Contracts - Investment Requirements.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If the Contractowner elects to step up the
Guaranteed Amount (this does not include Automatic Annual Step-ups within a
10-year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that.
The step-up will be effective on the next Valuation Date after notice of the step-up is approved by us. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a Death Benefit. The initial Guaranteed Amount varies based on when and how you elect the benefit. If you elected the benefit at the time you purchased the contract, the Guaranteed Amount equals your initial Gross Purchase Payment. If you elected the benefit after we issued the contract, the Guaranteed Amount equals the Contract Value on the effective date of the rider. The maximum Guaranteed Amount is $5,000,000 under Lincoln
SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and $10 million for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic
Step-up option. This maximum takes into consideration the combined guaranteed amounts under the Living Benefit Riders of all Lincoln New York contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.

Additional Gross Purchase Payments automatically increase the Guaranteed Amount by the amount of the Gross Purchase Payment (not to exceed the maximum); for example, a $10,000 additional Gross Purchase Payment will increase the
Guaranteed Amount by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Servicing Office approval. Additional Gross Purchase Payments will not be allowed if the Contract Value is zero.

Each withdrawal reduces the Guaranteed Amount as discussed below.

                                      D-7

Since the charge for the rider is based on the Guaranteed Amount, the cost of the rider increases when additional Gross Purchase Payments and step-ups are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount.

Step-ups of the Guaranteed Amount. Under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up option, the Guaranteed Amount will automatically step up to the Contract Value on each Benefit Year anniversary up to and including the tenth Benefit Year if:

   a. the Contractowner or joint owner is still living; and

   b. the Contract Value as of the Valuation Date, after the deduction of any withdrawals (including other deductions), the rider charge and account fee plus any Purchase Payments made on that date is greater than the
     Guaranteed Amount immediately preceding the Valuation Date.

After the tenth Benefit Year anniversary, you may initiate another 10-year period of automatic step-ups by electing (in writing) to step-up the Guaranteed
Amount to the greater of the Contract Value or the current Guaranteed Amount if:

   a. each Contractowner and Annuitant is under age 81; and

   b. the Contractowner or joint owner is still living.

If you choose, we will administer this election for you automatically, so that a new 10-year period of step-ups will begin at the end of each prior 10-year step-up period.

Following is an example of how the step-ups work in the Lincoln SmartSecurity
(Reg. TM) Advantage - 1 Year Automatic Step-up option, (assuming no withdrawals or additional Purchase Payments):

                                                                     Contract   Guaranteed
                                                                       Value      Amount
                                                                    ---------- -----------

      Initial Purchase Payment $50,000 (less 4.5% sales charge)....  $47,750     $50,000
      1st Benefit Year anniversary.................................  $54,000     $54,000
      2nd Benefit Year anniversary.................................  $53,900     $54,000
      3rd Benefit Year anniversary.................................  $57,000     $57,000

Annual step-ups, if the conditions are met, will continue until (and including)
the tenth Benefit Year anniversary. If you had elected to have the next 10-year period of step-ups begin automatically after the prior 10-year period, annual step-ups, if conditions are met, will continue beginning on the eleventh
Benefit Year anniversary.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up
option, after the fifth anniversary of the rider, you may elect (in writing) to step-up the Guaranteed Amount to an amount equal to the Contract Value on the effective date of the step-up. Additional step-ups are permitted, but you must wait at least 5 years between each step-up.

Under both the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective
Step-up and the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic
Step-up options, Contractowner elected step-ups (other than automatic step-ups)
will be effective on the next Valuation Date after we receive your request and a new Benefit Year will begin. Gross Purchase Payments and withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step up the Guaranteed Amount to your Benefit Year anniversary dates.
All step-ups are subject to the maximum Guaranteed Amount.

A Contractowner elected step-up (including Contractowner step-ups that we administer for you to begin a new 10-year step-up period) may cause a change in the charge rate for this benefit. There is no change in the charge rate when automatic, annual step-ups occur during a 10-year period. See Charges and Other
Deductions - Rider Charges - Lincoln SmartSecurity (Reg. TM) Advantage Charge.

Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero.

On the effective date of the rider, the Maximum Annual Withdrawal amount is:
o 7% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM)
Advantage - 5 Year Elective Step-up option; and
o 5% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up option.

If you do not withdraw the entire Maximum Annual Withdrawal amount during a
Benefit Year, there is no carryover of the extra amount into the next Benefit
Year. The Maximum Annual Withdrawal amount is increased by 7% or 5% (depending on your option) of any additional Gross Purchase Payments. For example, if the
Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option with a Maximum Annual Withdrawal amount of $2,500 (5% of $50,000 Guaranteed
Amount) is in effect and an additional Gross Purchase Payment of $10,000 is made the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of
$10,000). Step-ups of the Guaranteed Amount (both automatic step-ups and step-ups elected by you) will step up the Maximum Annual Withdrawal amount to the greater of:

                                      D-8

   a. the Maximum Annual Withdrawal amount immediately prior to the step-up;
     or

   b. 7% or 5% (depending on your option) of the new (stepped up) Guaranteed
     Amount.

If the cumulative amounts withdrawn from the contract during the Benefit Year
(including the current withdrawal) are within the Maximum Annual Withdrawal amount, then:

   1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis; and

   2. the Maximum Annual Withdrawal amount will remain the same.

Withdrawals within the Maximum Annual Withdrawal amount are not subject to the
Interest Adjustment on the amount withdrawn from the fixed account, if applicable. See The Contracts - Fixed Side of the Contract. If the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option is in effect, withdrawals from IRA contracts will be treated as within the Maximum
Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic installments, as calculated by Lincoln, of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code Section
401(a)(9) for this Contract Value, and no other withdrawals are taken.
Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters.

When cumulative amounts withdrawn from the contract during the Benefit Year
(including the current withdrawal) exceed the Maximum Annual Withdrawal amount:

1. The Guaranteed Amount is reduced to the lesser of:
     o the Contract Value immediately following the withdrawal; or
     o the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.

2. The Maximum Annual Withdrawal amount will be the lesser of:
     o the Maximum Annual Withdrawal amount immediately prior to the withdrawal; or
     o the greater of:
    o 7% or 5% (depending on your option) of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or
     o 7% or 5% (depending on your option) of the Contract Value immediately following the withdrawal; or
     o the new Guaranteed Amount.

The following example of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option demonstrates the impact of a withdrawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum
Annual Withdrawal amount. A $7,000 Excess Withdrawal caused a $32,000 reduction in the Guaranteed Amount.

Prior to Excess Withdrawal:
Contract Value = $60,000
Guaranteed Amount = $85,000
Maximum Annual Withdrawal = $5,000 (5% of the initial Guaranteed Amount of
$100,000)

After a $7,000 Withdrawal:
Contract Value = $53,000
Guaranteed Amount = $53,000
Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the Contract Value immediately following the withdrawal ($53,000) or the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($85,000
- $7,000 = $78,000).

The Maximum Annual Withdrawal amount was reduced to the lesser of:

1. Maximum Annual Withdrawal amount prior to the withdrawal ($5,000); or

2. The greater of 5% of the new Guaranteed Amount ($2,650) or 5% of the
Contract Value following the withdrawal ($2,650); or

3. The new Guaranteed Amount ($53,000).

The lesser of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up
option for IRA contracts, the annual amount available for withdrawal within the
Maximum Annual Withdrawal amount may not be sufficient to satisfy your required minimum distributions under the Internal Revenue Code. This is particularly true for individuals over age 84. Therefore, you may have to make withdrawals that

                                      D-9

exceed the Maximum Annual Withdrawal amount. Withdrawals over the Maximum
Annual Withdrawal amount may quickly and substantially decrease your Guaranteed
Amount and Maximum Annual Withdrawal amount, especially in a declining market.
You should consult your tax advisor to determine if there are ways to limit the risks associated with those withdrawals. Such methods may involve the timing of withdrawals or foregoing step-ups of the Guaranteed Amount.

Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to an Interest Adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of the Interest
Adjustment calculation.

Lifetime Withdrawals. (Available only with the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up single or joint life options and not the
Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option or the prior version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option). Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (Contractowner) lifetime (single life option) or for the lifetimes of you (Contractowner) and your spouse (joint life option), as long as:

1. No withdrawals are made before you (and your spouse if a joint life) are age
65; and

2. An Excess Withdrawal (described above) has not reduced the Maximum Annual
Withdrawal amount to zero.

If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.

If any withdrawal is made prior to the time you (or both spouses) are age 65, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except in the two situations described below:

1. If a step-up of the Guaranteed Amount after age 65 causes the Maximum Annual
  Withdrawal amount to equal or increase from the immediately prior Maximum
  Annual Withdrawal amount. This typically occurs if the Contract Value equals or exceeds the highest, prior Guaranteed Amount. If this happens, the new
  Maximum Annual Withdrawal amount will automatically be available for the specified lifetime(s); or

2. The Contractowner makes a one-time election to reset the Maximum Annual
  Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first Valuation Date following the Benefit Year anniversary and will be based on the Guaranteed Amount as of that Valuation Date. This will reduce your Maximum Annual Withdrawal amount. A Contractowner would only choose this if the above situation did not occur. To reset the Maximum
  Annual Withdrawal amount, the following must occur:

   a. the Contractowner (and spouse if applicable) is age 65;

   b. the contract is currently within a 10-year automatic step-up period described above (or else a Contractowner submits a step-up request to start a new 10-year automatic step-up period) (the Contractowner must be eligible to elect a step-up; i.e., all Contractowners and the Annuitant must be alive and under age 81); and

   c. you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.

As an example of these two situations, if you purchased the Lincoln
SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up single life with
$100,000, your initial Guaranteed Amount is $100,000 and your initial Maximum
Annual Withdrawal amount is $5,000. If you make a $5,000 withdrawal at age 62, your Guaranteed Amount will decrease to $95,000. Since you did not satisfy the age 65 requirement, you do not have a lifetime Maximum Annual Withdrawal amount. If a step-up of the Guaranteed Amount after age 65 (either automatic or
Contractowner-elected) causes the Guaranteed Amount to equal or exceed
$100,000, then the Maximum Annual Withdrawal amount of $5,000 (or greater) will become a lifetime payout. This is the first situation described above. However, if the Guaranteed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second situation described above if you are age 65 and the contract is within a 10-year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount; 5% of $95,000 is $4,750. This is your new Maximum
Annual Withdrawal amount which can be paid for your lifetime unless Excess
Withdrawals are made.

The tax consequences of withdrawals and annuity payments are discussed in
Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your Contract Value. If the contract is surrendered, the
Contractowner will receive the Contract Value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.

If your Contract Value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the
Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed
Amount in a lump sum.

Guaranteed Amount Annuity Payment Option. If you desire to annuitize your
Guaranteed Amount, the Guaranteed Amount Annuity Payment Option is available.

                                      D-10

The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the Contractowner (and spouse if applicable) will receive the Guaranteed Amount in annual annuity payments equal to the current 7% or 5% (depending on your option) Maximum Annual Withdrawal amount, including the lifetime Maximum Annual
Withdrawals if in effect (this option is different from other annuity payment options discussed in this prospectus, including i4LIFE (Reg. TM) Advantage, which are based on your Contract Value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and may continue until death if the lifetime Maximum Annual Withdrawal is in effect. This may result in a partial, final payment. You would consider this option only if your Contract Value is less than the Guaranteed Amount (and you don't believe the Contract Value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero.

If the Contract Value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.

Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the Contractowners or
Annuitant. In addition, Lincoln SmartSecurity (Reg. TM) Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit will be paid other than any applicable Maximum
Annual Withdrawal amounts. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up - single life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new single life, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the
Contract Value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10-year period of automatic step-ups. At this time, the charge for the rider will become the current charge in effect for the single life option. The surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout. In deciding whether to make this change, the surviving spouse should consider:

1. the change a reset would cause to the Guaranteed Amount and the Maximum
Annual Withdrawal amount;

2. whether it is important to have Maximum Annual Withdrawal amounts for life or only until the Guaranteed Amount is reduced to zero; and

3. the cost of the single life option.

Upon the first death under the Lincoln SmartSecurity (Reg. TM) Advantage - 1
Year Automatic Step-up - joint life option, the lifetime payout of the Maximum
Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the surviving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's
Beneficiary elects to take the annuity Death Benefit in installments over life expectancy, the Maximum Annual Withdrawal amount will continue until the
Guaranteed Amount, if any, is zero (see below for a non-spouse Beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the joint life option to the single life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the
Contract Value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10-year period of automatic step-ups. At this time, the charge for the rider will become the current charge in effect for the single life option. In deciding whether to make this change, the surviving spouse should consider:

1. if the reset will cause the Guaranteed Amount and the Maximum Annual
Withdrawal amount to decrease; and

2. if the cost of the single life option is less than the cost of the joint life option.

If the surviving spouse of the deceased Contractowner continues the contract, the remaining automatic step-ups under the Lincoln SmartSecurity (Reg. TM)
Advantage - 1 Year Automatic Step-up option, will apply to the spouse as the new Contractowner. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year
Elective Step-up option, the new Contractowner is eligible to elect to step up the Guaranteed Amount prior to the next available step-up date; however, all other conditions for the step-up apply and any subsequent step-up by the new
Contractowner must meet all conditions for a step-up.

If a non-spouse Beneficiary elects to receive the Death Benefit in installments over life expectancy (thereby keeping the contract in force), the Beneficiary may continue the Lincoln SmartSecurity (Reg. TM) Advantage if desired.
Automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year
Automatic Step-up option will not continue and elective step-ups of the
Guaranteed Amount under both options will not be permitted. In the event the
Contract Value declines below the Guaranteed Amount (as adjusted for withdrawals of Death Benefit payments), the Beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deductions for the rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount.

                                      D-11

Note: there are instances where the required installments of the Death Benefit, in order to be in compliance with the Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this rider. If there are multiple Beneficiaries, each Beneficiary will be entitled to continue a share of the Lincoln SmartSecurity (Reg. TM) Advantage equal to his or her share of the Death Benefit.

Impact of Divorce on Joint Life Option. In the event of a divorce, the
Contractowner may change from a joint life option to a single life option (if available) (if the Contractowner is under age 81) at the current rider charge of the single life option. At the time of the change, the Guaranteed Amount will be reset to the current Contract Value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount.

After a divorce, the Contractowner may keep the joint life option to have the opportunity to receive lifetime payouts for the lives of the Contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the rider up to and including the date the new spouse is added to the rider.

Termination. After the later of the fifth Benefit Year anniversary of the effective date of the rider or the fifth Benefit Year anniversary of the most recent Contractowner-elected step-up, including any step-up we administered for you, of the Guaranteed Amount, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the
Contractowner fails to adhere to the Investment Requirements. Lincoln
SmartSecurity (Reg. TM) Advantage will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Amount
  Annuity Payment Option will continue if applicable);
o upon the election of i4LIFE (Reg. TM) Advantage;
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
o upon the last payment of the Guaranteed Amount unless the lifetime Maximum
Annual Withdrawal is in effect;
o when the Maximum Annual Withdrawal or Contract Value is reduced to zero due to an Excess Withdrawal; or
o upon termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Guaranteed Amount. Upon effective termination of this rider, the benefits and charges within this rider will terminate.

If you terminate the rider, you must wait one year before you can purchase any
Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Option. Contractowners with an active Lincoln
SmartSecurity (Reg. TM) Advantage rider who decide to terminate their rider and purchase i4LIFE (Reg. TM) Advantage can use any remaining Guaranteed Amount to establish the Select Guaranteed Income Benefit under the i4LIFE (Reg. TM)
Advantage terms and charge in effect at the time of the i4LIFE (Reg. TM)
Advantage election (i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk) is not available). Contractowners may consider this if i4LIFE
(Reg. TM) Advantage will provide a higher payout amount, among other reasons.
There are many factors to consider when making this decision, including the cost of the riders, the payout amounts and applicable guarantees. You should discuss this decision with your registered representative. See Living Benefit
Riders - i4LIFE (Reg. TM) Advantage.

4LATER (Reg. TM) Advantage (Managed Risk)

4LATER (Reg. TM) Advantage (Managed Risk) is a rider that provides an Income
Base which will be used to establish the amount of the Guaranteed Income
Benefit payment upon the election of i4LIFE (Reg. TM) Advantage. If you elect
4LATER (Reg. TM) Advantage (Managed Risk), you must later elect i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit (Managed Risk) in order to receive a benefit from 4LATER (Reg. TM) Advantage (Managed Risk). You will be subject to certain Investment Requirements in which your Contract Value must be allocated among specified Subaccounts. See The Contracts - Investment Requirements.

Income Base. The Income Base is an amount used to calculate the Guaranteed
Income Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk) at a later date. The Income Base is not available to you as a lump sum withdrawal or as a Death Benefit. The initial Income Base varies based on when you elect the rider. If you elected 4LATER (Reg. TM) Advantage (Managed
Risk) at the time you purchased the contract, the Income Base equals your initial Purchase Payment. If you elected the rider after you purchased the contract, the initial Income Base equals the Contract Value on the effective date of 4LATER (Reg. TM) Advantage (Managed Risk). The maximum Income Base is
$10 million. The maximum takes into consideration the total guaranteed amounts from all Lincoln New York contracts (or contracts issued by our affiliates) in which you (and/or Secondary Life, if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payments (not to exceed the maximum Income Base). For example, an additional Purchase Payment of $10,000 will increase the Income
Base by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Servicing Office approval. If after the first Benefit Year cumulative additional Purchase
Payments equal or exceed $100,000, the charge for 4LATER (Reg. TM) Advantage
(Managed Risk) will change to the then current charge in effect on the next
Benefit Year anniversary. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason, including market loss.

                                      D-12

Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal.
This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal.

The following example demonstrates the impact of a withdrawal on the Income
Base and the Contract Value. The Contractowner makes a withdrawal of $11,200 which causes a $12,550 reduction in the Income Base.

Prior to the withdrawal:
Contract Value = $112,000
Income Base = $125,500

After a withdrawal of $11,200, the Contract Value is reduced by 10% ($11,200)
and the Income Base is also reduced by 10%, the same proportion by which the withdrawal reduced the Contract Value ($11,200 - $112,000)

Contract Value = $100,800 ($112,000 - $11,200)
Income Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 =
$112,950)

In a declining market, withdrawals may significantly reduce your Income Base.
If the Income Base is reduced to zero due to withdrawals, this rider will terminate. If the Contract Value is reduced to zero due to a withdrawal, both the rider and the contract will terminate.

Automatic Annual Step-up. The Income Base will automatically step up to the
Contract Value on each Benefit Year anniversary if:

   a. the Annuitant (single life option), or the Secondary Life (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge and account fee), plus any
     Purchase Payments made on that date is equal to or greater than the Income
     Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in years in which a withdrawal has occurred.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus
Purchase Payments received in the preceding Benefit Year, will be increased by
5% if:

   a. the Annuitant (as well as the Secondary Life if the joint life option is in effect) are under age 86; and

   b. if there were no withdrawals in the preceding Benefit Year; and

   c. the rider is within the Enhancement Period described below.

The Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic
Annual Step-up. If during any Enhancement Period there are no Automatic Annual
Step-ups, the 5% Enhancements will terminate at the end of the Enhancement
Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any new Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base. However, any new Purchase Payment must be invested in the contract for at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any new Purchase Payments made within the first 90 days after the effective date of 4LATER (Reg. TM) Advantage (Managed
Risk) will be included in the Income Base for purposes of calculating the 5%
Enhancement on the first Benefit Year anniversary.

If you decline the Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the 4LATER (Reg. TM) Advantage (Managed Risk)
charge could increase to the then current charge at the time of any 5%
Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the enhancements after the 10th Benefit Year. In order to be eligible to receive further 5% Enhancements the Annuitant (single life option), or the Secondary Life (joint life option) must still be living and be under age
86.

Note: The 5% Enhancement is not available in any Benefit Year there is a withdrawal from Contract Value. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the
5% Enhancement in the next Benefit Year, the enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05 = $120,750 plus $10,000). The $10,000 Purchase
Payment on day 95 is not eligible for the 5% Enhancement until the second
Benefit Year anniversary.

                                      D-13

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal. The 5% Enhancement will occur on the following
Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

The following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement affect the Income Base and the potential for the charge to increase or decrease (assuming there have been no withdrawals or new Purchase Payments):

                                                                                       Potential for
                                          Contract    Income Base with                    Charge
                                           Value       5% Enhancement    Income Base     to Change
                                       ------------- ------------------ ------------- --------------

Initial Purchase Payment $50,000......   $  47,750*         N/A            $50,000         N/A
1st Benefit Year anniversary..........   $  54,000         $52,500         $54,000         Yes
2nd Benefit Year anniversary..........   $  53,900         $56,700         $56,700          No
3rd Benefit Year anniversary..........   $  56,000         $59,535         $59,535          No
4th Benefit Year anniversary..........   $  64,000         $62,512         $64,000         Yes

*The beginning Contract Value is the initial Purchase Payment less the 4.5%
sales charge.

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.

Death Prior to the Annuity Commencement Date. 4LATER (Reg. TM) Advantage
(Managed Risk) has no provision for a payout of the Income Base upon death of the Contractowners or Annuitant. In addition, 4LATER (Reg. TM) Advantage
(Managed Risk) provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described earlier in this prospectus) will be in effect. Election of the 4LATER
(Reg. TM) Advantage (Managed Risk) does not impact the Death Benefit options available for purchase with your annuity contract. Generally all Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s)
or 401(a)(9), as amended. See The Contracts - Death Benefit.

If the Contractowner is not also named as the Annuitant or the Secondary Life, upon the first death of the Annuitant or Secondary Life, the 4LATER (Reg. TM)
Advantage (Managed Risk) rider will continue. Upon the second death of either the Annuitant or Secondary Life, 4LATER (Reg. TM) Advantage (Managed Risk) will terminate.

Upon the death of the Contractowner, the 4LATER (Reg. TM) Advantage (Managed
Risk) rider will continue only if either Annuitant or the Secondary Life becomes the new Contractowner and payments under i4LIFE (Reg. TM) Advantage begin within one year after the death of the Contractowner.

Termination. After the fifth anniversary of the effective date of the 4LATER
(Reg. TM) Advantage (Managed Risk) rider, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the Contractowner fails to adhere to the Investment Requirements.
4LATER (Reg. TM) Advantage (Managed Risk) will automatically terminate:
o on the Annuity Commencement Date; or
o upon election of 4LATER (Reg. TM) Select Advantage; or
o if the Annuitant is changed including any sale or assignment of the contract or any pledge of the contract as collateral; or
o upon the second death of either the Annuitant or Secondary Life; or
o when the Income Base is reduced to zero due to withdrawals; or
o the last day that you can elect i4LIFE (Reg. TM) Advantage (age 99 for nonqualified contracts); or
o upon termination of the underlying contract.

This termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) for
Contractowners who transition from 4LATER (Reg. TM) Advantage (Managed Risk).
Contractowners with an active 4LATER (Reg. TM) Advantage (Managed Risk) may purchase i4LIFE (Reg. TM) Advantage Guaranteed

                                      D-14

Income Benefit (Managed Risk) at the terms in effect when the Contractowner purchased 4LATER (Reg. TM) Advantage (Managed Risk) rider. i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (Managed Risk) provides for periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period), a Death Benefit during the Access
Period, and a minimum payout floor, called the Guaranteed Income Benefit. You will be required to adhere to certain Investment Requirements during the time you own i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk).
See Living Benefit Riders - i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit for more information.

Once you elect i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk), you can use the greater of the Income Base under 4LATER (Reg. TM)
Advantage (Managed Risk) or Account Value to establish the Guaranteed Income
Benefit under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk). This decision must be made by the maximum age to elect i4LIFE (Reg. TM)
Advantage, which is age 95. Purchasers of 4LATER (Reg. TM) Advantage (Managed
Risk) who have waited until after the fifth Benefit Year anniversary may elect
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) until age
99.

If you elect the 4LATER (Reg. TM) Advantage (Managed Risk) joint life option, you must purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed
Risk) joint life option.

Contractowners who elect 4LATER (Reg. TM) Advantage (Managed Risk) are guaranteed the ability in the future to elect i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk) even if it is no longer available for purchase. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they elected 4LATER (Reg. TM) Advantage (Managed Risk). The minimum length of the i4LIFE (Reg. TM) Advantage Access Period will vary based upon when you purchased your 4LATER (Reg. TM) Advantage (Managed Risk) rider and how long the rider was in effect before you decided to purchase i4LIFE
(Reg. TM) Advantage. These requirements are specifically listed in the i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit section of this prospectus under
Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments.

The Contractowner must elect the levelized option for Regular Income Payments.
While i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) is in
effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

You should consider electing i4LIFE (Reg. TM) Advantage Guaranteed Income
Benefit (Managed Risk) when you are ready to immediately start receiving i4LIFE
(Reg. TM) Advantage payments. Payments from a nonqualified contract that a person receives under i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(Managed Risk) are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase Payments.

4LATER (Reg. TM) Advantage

4LATER (Reg. TM) Advantage (or "4LATER (Reg. TM)") is a rider that protects against market loss by providing you with a method to receive a minimum payout from your annuity. The rider provides an Income Base (described below) prior to the time you begin taking payouts from your annuity. If you elected 4LATER
(Reg. TM) Advantage, you must elect i4LIFE (Reg. TM) Advantage with the 4LATER
(Reg. TM) Guaranteed Income Benefit to receive a benefit from 4LATER (Reg. TM)
Advantage. Election of this rider may limit how much you can invest in certain
Subaccounts. See The Contracts - Investment Requirements. See Charges and Other
Deductions for a discussion of the 4LATER (Reg. TM) Advantage charge.

4LATER (Reg. TM) Advantage Before Payouts Begin

The following discussion applies to 4LATER (Reg. TM) Advantage during the accumulation phase of your annuity, referred to as 4LATER (Reg. TM). This is prior to the time any payouts begin under i4LIFE (Reg. TM) Advantage with the
4LATER (Reg. TM) Guaranteed Income Benefit.

Income Base. The Income Base is a value established when you purchased a 4LATER
(Reg. TM) and will only be used to calculate the minimum payouts available under your contract at a later date. The Income Base is not available for withdrawals or as a Death Benefit. If you elected 4LATER (Reg. TM) at the time you purchase the contract, the Income Base initially equals the Purchase
Payments. If you elected 4LATER (Reg. TM) after we issue the contract, the
Income Base will initially equal the Contract Value on the 4LATER (Reg. TM)
effective date. Additional Purchase Payments automatically increase the Income
Base by the amount of the Gross Purchase Payments . After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per
Benefit Year without Servicing Office approval. Additional Purchase Payments will not be allowed if the Contract Value is zero. Each withdrawal reduces the
Income Base in the same proportion as the amount withdrawn reduces the Contract
Value on the Valuation Date of the withdrawal.

As described below, during the accumulation phase, the Income Base will be automatically enhanced by 15% (adjusted for additional Purchase Payments and withdrawals as described in the Future Income Base section below) at the end of each Waiting Period. In addition, after the Initial Waiting Period, you may elect to reset your Income Base to the current Contract Value if your Contract
Value has grown beyond the 15% enhancement. You may elect this reset on your own or you may choose to have Lincoln New York automatically reset the Income
Base for you at the end of each Waiting Period. These reset options are discussed below. Then, when you are ready to elect i4LIFE (Reg. TM) Advantage and establish the 4LATER (Reg. TM) Guaranteed Income Benefit, the Income Base
(if higher than the Contract Value) is used in the 4LATER (Reg. TM) Advantage
Guaranteed Income Benefit calculation.

                                      D-15

Waiting Period. The Waiting Period is each consecutive 3-year period which begins on the 4LATER (Reg. TM) Effective Date, or on the date of any reset of the Income Base to the Contract Value. At the end of each completed Waiting
Period, the Income Base is increased by 15% (as adjusted for Purchase Payments and withdrawals) to equal the Future Income Base as discussed below. The
Waiting Period is also the amount of time that must pass before the Income Base can be reset to the current Contract Value. A new Waiting Period begins after each reset and must be completed before the next 15% enhancement or another reset occurs.

Future Income Base. 4LATER (Reg. TM) provides a 15% automatic enhancement to the Income Base after a 3-year Waiting Period. This enhancement will continue every 3 years until i4LIFE (Reg. TM) Advantage is elected, you terminate 4LATER
(Reg. TM) or you reach the Maximum Income Base. See Maximum Income Base. During
the Waiting Period, the Future Income Base is established to provide the value of this 15% enhancement on the Income Base. After each 3-year Waiting Period is satisfied, the Income Base is increased to equal the value of the Future Income
Base. The 4LATER (Reg. TM) charge will then be assessed on this newly adjusted
Income Base, but the charge rate will not change.

Any Gross Purchase Payment made after the 4LATER (Reg. TM) Effective Date, but within 90 days of the contract effective date, will increase the Future Income
Base by the amount of the Gross Purchase Payment, plus 15% of that Purchase
Payment.

Example:

        Initial Purchase Payment................................    $100,000
        Purchase Payment 60 days later..........................    $ 10,000
                                                                    --------
        Income Base.............................................    $110,000
        Future Income Base (during the 1st Waiting Period)......    $126,500   ($110,000 x 115%)
        Income Base (after 1st Waiting Period)..................    $126,500
        New Future Income Base (during 2nd Waiting Period)......    $145,475   ($126,500 x 115%)

Any Purchase Payments made after the 4LATER (Reg. TM) Effective Date and more than 90 days after the contract effective date will increase the Future Income
Base by the amount of the Purchase Payment plus 15% of that Purchase Payment proportionately for the number of full years remaining in the current Waiting
Period.

Example:

        Income Base................................................    $100,000
        Purchase Payment in Year 2.................................    $ 10,000
                                                                       --------
        New Income Base............................................    $110,000
        Future Income Base (during 1st Waiting Period-Year 2)......    $125,500   ($100,000 x 115%) +
                                                                                  ($10,000 x 100%) +
                                                                                  ($10,000 x 15% x 1/3)
        Income Base (after 1st Waiting Period).....................    $125,500
        New Future Income Base (during 2nd Waiting Period).........    $144,325   (125,500 x 115%)

Withdrawals reduce the Future Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal.

During any subsequent Waiting Periods, if you elect to reset the Income Base to the Contract Value, the Future Income Base will equal 115% of the Contract
Value on the date of the reset and a new Waiting Period will begin. See Resets of the Income Base to the current Contract Value below.

In all situations, the Future Income Base is subject to the Maximum Income Base described below. The Future Income Base is never available to the Contractowner to establish a 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, but is the
value the Income Base will become at the end of the Waiting Period.

Maximum Income Base. The Maximum Income Base is equal to 200% of the Income
Base on the 4LATER (Reg. TM) Effective Date. The Maximum Income Base will be increased by 200% of any additional Gross Purchase Payments. In all circumstances, the Maximum Income Base can never exceed $10 million. This maximum takes into consideration the combined guaranteed amounts from any
Living Benefit Riders under all Lincoln New York contracts (or contracts issued by our affiliates) owned by you or on which you are the Annuitant.

After a reset to the current Contract Value, the Maximum Income Base will equal
200% of the Contract Value on the Valuation Date of the reset not to exceed $10 million.

Each withdrawal will reduce the Maximum Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal.

                                      D-16

Example:

   Income Base.................................  $100,000   Maximum Income Base...................  $200,000
   Purchase Payment in Year 2..................  $ 10,000   Increase to Maximum Income Base.......  $ 20,000
   New Income Base.............................  $110,000   New Maximum Income Base...............  $220,000
   Future Income Base after Purchase Payment...  $125,500   Maximum Income Base...................  $220,000
   Income Base (after 1st Waiting Period)......  $125,500
   Future Income Base (during 2nd Waiting Period)$144,325   Maximum Income Base...................  $220,000
   Contract Value in Year 4....................  $112,000
   Withdrawal of 10%...........................  $ 11,200
   After Withdrawal (10% adjustment)
   Contract Value..............................  $100,800
   Income Base.................................  $112,950
   Future Income Base..........................  $129,892   Maximum Income Base...................  $198,000

Resets of the Income Base to the current Contract Value ("Resets"). You may elect to reset the Income Base to the current Contract Value at any time after the initial Waiting Period following: (a) the 4LATER (Reg. TM) Effective Date or (b) any prior reset of the Income Base. Resets are subject to a maximum of
$10 million and the Annuitant must be under age 81. You might consider resetting the Income Base if your Contract Value has increased above the Income
Base (including the 15% automatic enhancements) and you want to lock-in this increased amount to use when setting the Guaranteed Income Benefit. If the
Income Base is reset to the Contract Value, the 15% automatic enhancement will not apply until the end of the next Waiting Period.

This reset may be elected by sending a written request to our Servicing Office or by specifying at the time of purchase that you would like us to administer this reset election for you. If you want us to administer this reset for you, at the end of each 3-year Waiting Period, if the Contract Value is higher than the Income Base (after the Income Base has been reset to the Future Income
Base), we will implement this election and the Income Base will be equal to the
Contract Value on that date. We will notify you that a reset has occurred. This will continue until you elect i4LIFE (Reg. TM) Advantage, the Annuitant reaches age 81, or you reach the Maximum Income Base. If we administer this reset election for you, you have 30 days after the election to notify us if you wish to reverse this election and have your Income Base increased to the Future
Income Base instead. You may wish to reverse this election if you are not interested in the increased charge. If the Contract Value is less than the
Income Base on any reset date, we will not administer this reset. We will not attempt to administer another reset until the end of the next 3-year Waiting
Period; however, you have the option to request a reset during this period by sending a written request to our Servicing Office.

At the time of the reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next Valuation Date after notice of the reset is approved by
us.

We reserve the right to restrict resets to Benefit Year anniversaries. The
Benefit Year is the 12-month period starting with the 4LATER (Reg. TM)
Effective Date and starting with each anniversary of the 4LATER (Reg. TM)
Effective Date after that. If the Contractowner elects to reset the Income
Base, the Benefit Year will begin on the effective date of the reset and each anniversary of the effective date of the reset after that.

Eligibility. To have purchased 4LATER (Reg. TM) Advantage, the Annuitant must have been age 80 or younger. If you plan to elect i4LIFE (Reg. TM) Advantage within three years of the issue date of 4LATER (Reg. TM) Advantage, you will not receive the benefit of the Future Income Base. i4LIFE (Reg. TM) Advantage
with 4LATER (Reg. TM) Guaranteed Income Benefit must be elected by age 85 for qualified contracts or age 99 for nonqualified contracts.

4LATER (Reg. TM) Rider Effective Date. If 4LATER (Reg. TM) was elected at contract issue, then it became effective on the contract's effective date. If
4LATER (Reg. TM) was elected after the contract was issued, then it became effective on the next Valuation Date following approval by us.

4LATER (Reg. TM) Guaranteed Income Benefit

When you are ready to elect i4LIFE (Reg. TM) Advantage Regular Income Payments, the greater of the Income Base accumulated under 4LATER (Reg. TM) or the
Contract Value will be used to calculate the 4LATER (Reg. TM) Guaranteed Income
Benefit. The 4LATER (Reg. TM) Guaranteed Income Benefit is a minimum payout floor for your i4LIFE (Reg. TM) Advantage Regular Income Payments. See Charges
and Other Deductions for a discussion of the 4LATER (Reg. TM) Guaranteed Income
Benefit charge.

The Guaranteed Income Benefit will be determined by dividing the greater of the
Income Base or Contract Value (or Guaranteed Amount if applicable) on the
Periodic Income Commencement Date, by 1,000 and multiplying the result by the rate per $1,000 from the Guaranteed Income Benefit Table in your 4LATER (Reg.
TM) rider. If the Contract Value is used to establish the 4LATER (Reg. TM)
Guaranteed Income Benefit, this rate provides a Guaranteed Income Benefit not less than 75% of the initial i4LIFE (Reg. TM) Advantage Regular Income Payment
(which is also based on the Contract Value). If the Income Base is used to establish the Guaranteed Income Benefit (because it is larger than the Contract
Value), the resulting Guaranteed Income Benefit will be more than 75% of the initial i4LIFE (Reg. TM) Advantage Regular Income Payment.

                                      D-17

If the amount of your i4LIFE (Reg. TM) Advantage Regular Income Payment (which is based on your i4LIFE (Reg. TM) Advantage Account Value) has fallen below the
4LATER (Reg. TM) Guaranteed Income Benefit, because of poor investment results, a payment equal to the 4LATER (Reg. TM) Guaranteed Income Benefit is the
minimum payment you will receive. If the 4LATER (Reg. TM) Guaranteed Income
Benefit is paid, it will be paid with the same frequency as your i4LIFE (Reg.
TM) Advantage Regular Income Payment. If your Regular Income Payment is less than the 4LATER (Reg. TM) Guaranteed Income Benefit, we will reduce your i4LIFE
(Reg. TM) Advantage Account Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the 4LATER (Reg. TM) Guaranteed Income Benefit. This withdrawal from your
Account Value will be made from the Subaccounts and the fixed account proportionately according to your investment allocations.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM)
Account Value:

    i4LIFE (Reg. TM) Account Value before market decline............    $135,000
    i4LIFE (Reg. TM) Account Value after market decline.............    $100,000
    Guaranteed Income Benefit.......................................    $    810
    Regular Income Payment after market decline.....................    $    769
    Account Value after market decline and Guaranteed Income Benefit
    payment.........................................................    $ 99,190

If your Account Value reaches zero as a result of withdrawals to provide the
4LATER (Reg. TM) Guaranteed Income Benefit, we will continue to pay you an amount equal to the 4LATER (Reg. TM) Guaranteed Income Benefit.

When your Account Value reaches zero, your i4LIFE (Reg. TM) Advantage Access
Period will end and the i4LIFE (Reg. TM) Advantage Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the
4LATER (Reg. TM) Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled and will reduce your Death Benefit. See
i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the 4LATER (Reg. TM) Guaranteed Income Benefit for as long as the Annuitant (or the Secondary Life, if applicable) is living (i.e., the
i4LIFE (Reg. TM) Advantage Lifetime Income Period). If your Account Value equals zero, no Death Benefit will be paid.

If the market performance in your contract is sufficient to provide Regular
Income Payments at a level that exceeds the 4LATER (Reg. TM) Guaranteed Income
Benefit, the 4LATER (Reg. TM) Guaranteed Income Benefit will never come into effect.

The 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will automatically step-up every three years to 75% of the then current Regular Income Payment, if that result is greater than the immediately prior 4LATER (Reg. TM) Guaranteed
Income Benefit. The step-up will occur on every third Periodic Income
Commencement Date anniversary for 15 years. At the end of a 15-year step-up period, the Contractowner may elect a new 15-year step-up period by submitting a written request to the Servicing Office. If you prefer, when you start the
Guaranteed Income Benefit, you can request that Lincoln New York administer this election for you.

Additional Purchase Payments cannot be made to your contract after the Periodic
Income Commencement Date. The 4LATER (Reg. TM) Guaranteed Income Benefit is
reduced by withdrawals (other than Regular Income Payments) in the same proportion that the withdrawals reduce the Account Value. You may want to discuss the impact of additional withdrawals with your registered representative.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period. See i4LIFE
(Reg. TM) Advantage - Access Period. Generally, shorter Access Periods will produce a higher initial i4LIFE (Reg. TM) Advantage Regular Income Payment and
higher Guaranteed Income Benefit payments than longer Access Periods. The minimum Access Period required with the 4LATER (Reg. TM) Guaranteed Income
Benefit currently is the longer of 15 years or the difference between your current age (nearest birthday) and age 85. We reserve the right to increase this minimum prior to election of 4LATER (Reg. TM) Advantage, subject to the terms in your rider. (Note: i4LIFE (Reg. TM) Advantage may allow a shorter
Access Period if a Guaranteed Income Benefit is not provided.)

If you choose to lengthen your Access Period at a later date, thereby recalculating and reducing your Regular Income Payment, your 4LATER (Reg. TM)
Guaranteed Income Benefit will also be recalculated and reduced. The 4LATER
(Reg. TM) Guaranteed Income Benefit will be adjusted in proportion to the reduction in the Regular Income Payment. If you choose to shorten your Access
Period, the 4LATER (Reg. TM) rider will terminate.

When you make your 4LATER (Reg. TM) Guaranteed Income Benefit and i4LIFE (Reg.
TM) Advantage elections, you must also choose an AIR of 4% to calculate your
i4LIFE (Reg. TM) Advantage Regular Income Payments. Once you have elected
4LATER (Reg. TM), the AIR rate will not change.

The following is an example of what happens when you extend the Access Period:

     Assume:
     i4LIFE (Reg. TM) Advantage remaining Access Period = 10 years
     Current i4LIFE (Reg. TM) Advantage Regular Income Payment = $6,375
     Current 4LATER (Reg. TM) Guaranteed Income Benefit = $5,692

                                      D-18

     Extend Access Period 5 years:
     i4LIFE (Reg. TM) Advantage Regular Income Payment after extension = $5,355
     Percentage change in i4LIFE (Reg. TM) Advantage Regular Income Payment =
   $5,355 - $6,375 = 84%
     New 4LATER (Reg. TM) Guaranteed Income Benefit = $5,692 x 84% = $4,781

Termination. After the later of the third anniversary of the 4LATER (Reg. TM)
rider Effective Date or the most recent Reset, the 4LATER (Reg. TM) rider may be terminated upon written notice to us. Prior to the Periodic Income
Commencement Date, 4LATER (Reg. TM) will automatically terminate upon any of the following events:
o termination of the contract to which the 4LATER (Reg. TM) rider is attached;
o the change of or the death of the Annuitant (except if the surviving spouse assumes ownership of the contract and the role of the Annuitant upon death of the Contractowner); or
o the change of Contractowner (except if the surviving spouse assumes ownership of the contract and the role of Annuitant upon the death of the
  Contractowner), including the assignment of the contract; or
o the last day that you can elect i4LIFE (Reg. TM) Advantage (age 85 for qualified contracts and age 99 for nonqualified contracts).

After the Periodic Income Commencement Date, the 4LATER (Reg. TM) rider will terminate due to any of the following events:
o the death of the Annuitant (or the later of the death of the Annuitant or
Secondary Life if a joint payout was elected); or
o a Contractowner requested decrease in the Access Period or a change to the
Regular Income Payment frequency.

A termination due to a decrease in the Access Period, a change in the Regular
Income Payment frequency, or upon written notice from the Contractowner will be effective as of the Valuation Date on the next Periodic Income Commencement
Date anniversary. Termination will be only for the 4LATER (Reg. TM) Guaranteed
Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.

If you terminate 4LATER (Reg. TM) prior to the Periodic Income Commencement
Date, you must wait one year before you can elect another Living Benefit Rider.
If you terminate the 4LATER (Reg. TM) rider on or after the Periodic Income
Commencement Date, you cannot re-elect it. You may be able to elect any available version of the Guaranteed Income Benefit after one year. The
Guaranteed Income Benefit will be based on the Account Value at the time of the election. The election of one of these benefits, if available, will be treated as a new purchase, subject to the terms and charges in effect at the time of election.

                                      D-19

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix E - Guaranteed Annual Income Rates for Previous Rider Elections
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and Lincoln Lifetime
IncomeSM Advantage 2.0 Guaranteed Annual Income Rates

Guaranteed Annual Income Rates by Ages for rider elections on or after May 20,
                      2013 but prior to January 23, 2017:

             Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

        Single Life Option                         Joint Life Option
----------------------------------    -------------------------------------------
                                               Age
                Guaranteed Annual      (younger of you and      Guaranteed Annual
    Age            Income rate          your spouse's age)         Income rate
-----------    -------------------    ---------------------    ------------------

  55 - 58            3.50%                  55 - 58                  3.50%
  59 - 64            4.00%                  59 - 64                  4.00%
    65+              5.00%                  65 - 74                  4.50%
                                              75+                    5.00%

Guaranteed Annual Income Rates by Ages for rider elections on or after December
                       3, 2012 but prior to May 20, 2013:

             Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

 Single & Joint Life Option*      Single & Joint Life Option
-----------------------------    ---------------------------
                                      Guaranteed Annual
             Age                         Income rate
-----------------------------    ---------------------------

           55 - 58                          3.50%
           59 - 64                          4.00%
             65+                            5.00%

                    Lincoln Lifetime IncomeSM Advantage 2.0

 Single & Joint Life Option*      Single & Joint Life Option
-----------------------------    ---------------------------
                                      Guaranteed Annual
             Age                         Income rate
-----------------------------    ---------------------------

           55 - 58                          3.00%
           59 - 64                          3.50%
           65 - 69                          4.50%
             70+                            5.00%

*If joint life option is in effect, the younger of you and your spouse's age applies.

                                      E-1

Guaranteed Annual Income Rates by Ages for rider elections on or after April 2,
                      2012 but prior to December 3, 2012:

             Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

           Single Life Option                                  Joint Life Option
-----------------------------------------    ------------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and
    Age                   rate                your spouse's age)      Guaranteed Annual Income rate
-----------    --------------------------    --------------------    ------------------------------

  55 - 58                4.00%                     55 - 64                       4.00%
    59+                  5.00%                       65+                         5.00%

                    Lincoln Lifetime IncomeSM Advantage 2.0

           Single Life Option                                  Joint Life Option
-----------------------------------------    ------------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and
    Age                   rate                your spouse's age)      Guaranteed Annual Income rate
-----------    --------------------------    --------------------    ------------------------------

  55 - 58                3.50%                     55 - 64                       3.50%
  59 - 64                4.00%                     65 - 69                       4.50%
  65 - 69                4.50%                       70+                         5.00%
    70+                  5.00%

Guaranteed Annual Income Rates by Ages for rider elections prior to April 2,
                                     2012:

                    Lincoln Lifetime IncomeSM Advantage 2.0

           Single Life Option                                  Joint Life Option
-----------------------------------------    ------------------------------------------------------
                                                      Age
                Guaranteed Annual Income      (younger of you and
    Age                   rate                your spouse's age)      Guaranteed Annual Income rate
-----------    --------------------------    --------------------    ------------------------------

  55 - 58                4.00%                     55 - 64                       4.00%
    59+                  5.00%                       65+                         5.00%

                                      E-2

Lincoln Market Select (Reg. TM) Advantage Guaranteed Annual Income Rates

Guaranteed Annual Income Rates by Ages for applications or rider election forms signed between August 29, 2016 (October 3, 2016 for existing Contractowners)
                              and April 14, 2017:

                   Lincoln Market Select (Reg. TM) Advantage

        Single Life Option                         Joint Life Option
----------------------------------    -------------------------------------------
                                               Age
                Guaranteed Annual      (younger of you and      Guaranteed Annual
    Age            Income rate*         your spouse's age)        Income rate*
-----------    -------------------    ---------------------    ------------------

  55 - 58            3.50%                  55 - 58                  3.50%
  59 - 64            4.00%                  59 - 64                  4.00%
    65+              5.00%                  65 - 74                  4.50%
                                              75+                    5.00%

*In order to have received the rate indicated, your application or rider election form must have been signed or dated on or before the last day of the effective period noted above.

                                      E-3

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix F - Guaranteed Income Benefit Percentages for Previous Rider Elections

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit elections between
August 29, 2016 (October 3, 2016 for existing Contractowners) and April 14,
2017, or for purchasers of Lincoln Market Select (Reg. TM) Advantage between
August 29, 2016 (October 3, 2016 for existing Contractowners) and April 14,
2017, or for purchasers of 4LATER (Reg. TM) Select Advantage between January 9,
                            2017 - April 14, 2017.

 Single & Joint Life Option**      Single & Joint Life Option**
------------------------------    -----------------------------
              Age                        GIB Percentage*
------------------------------    -----------------------------

         Under age 40                         2.50%
            40 - 54                           3.00%
            55 - 58                           3.50%
            59 - 64                           4.00%
            65 - 69                           4.50%
            70 - 79                           5.00%
              80+                             5.50%

*In order to have received the percentage indicated, your applications or rider election form must have been signed or dated on or before the last day of the effective period noted above. Purchasers of Lincoln Market Select (Reg. TM)
Advantage may use any remaining Income Base reduced by all Guaranteed Annual
Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there have not been any Automatic Annual Step-ups) if greater than the Account Value to establish the initial Guaranteed Income
Benefit. Purchasers of 4LATER (Reg. TM) Select Advantage may use any remaining
Income Base to establish the initial Guaranteed Income Benefit.

**If joint life option is in effect, the younger of you and your spouse's age applies.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) elections or for prior purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 on or after May 20, 2013.

            Single Life Option                                Joint Life Option
-------------------------------------------    -----------------------------------------------
                     Percentage of Account              Age              Percentage of Account
                     Value, Income Base or      (younger of you and      Value, Income Base or
       Age             Guaranteed Amount*        your spouse's age)       Guaranteed Amount*
----------------    -----------------------    ---------------------    ----------------------

  Under age 40              2.00%                  Under age 40                 2.00%
     40 - 54                2.50%                    40 - 54                    2.50%
     55 - 58                3.00%                    55 - 58                    3.00%
     59 - 64                3.50%                    59 - 69                    3.50%
     65 - 69                4.00%                    70 - 74                    4.00%
     70 - 74                4.50%                      75+                      4.50%
       75+                  5.00%

*  Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining
   Income Base reduced by all Guaranteed Annual Income payments since the last
   Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the Account Value to establish the initial Guaranteed Income Benefit.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk) elections between May 21, 2012 and May 19, 2013, or for purchasers of Lincoln Lifetime
IncomeSM Advantage 2.0 (Managed Risk) between April 2, 2012 and May 19, 2013, or 4LATER (Reg. TM) Advantage (Managed Risk) between October 1, 2012 and May
                                   19, 2013.

 Single & Joint Life Option*      Single & Joint Life Option*
-----------------------------    ----------------------------
                                     Percentage of Account
             Age                    Value or Income Base**
-----------------------------    ----------------------------

         Under age 40                       2.50%
           40 - 54                          3.00%
           55 - 58                          3.50%
           59 - 64                          4.00%
           65 - 69                          4.50%
           70 - 79                          5.00%
             80+                            5.50%

* If joint life option is in effect, the younger of you and your spouse's age applies.

                                      F-1

** Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) may
   use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up, if any, or the rider's effective date (if there have not been any Automatic Annual Step-ups) if greater than the Account Value to establish the initial Guaranteed Income
   Benefit. Purchasers of 4LATER (Reg. TM) Advantage (Managed Risk) may use
   any remaining Income Base to establish the initial Guaranteed Income
   Benefit.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit elections between May 21,
                         2012 and May 19, 2013, or for
purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 between April 2, 2012 and
                                 May 19, 2013.

 Single & Joint Life Option*         Single & Joint Life Option*
-----------------------------    -----------------------------------
                                     Percentage of Account Value,
             Age                  Income Base or Guaranteed Amount**
-----------------------------    -----------------------------------

         Under age 40                           2.00%
           40 - 54                              2.50%
           55 - 58                              3.00%
           59 - 64                              3.50%
           65 - 69                              4.00%
           70 - 74                              4.50%
             75+                                5.00%

* If joint life option is in effect, the younger of you and your spouse's age applies.

** Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any
   remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the
   Account Value to establish the initial Guaranteed Income Benefit.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit elections prior to May 21,
                          2012, or for purchasers of
        Lincoln Lifetime IncomeSM Advantage 2.0 prior to April 2, 2012.

 Single & Joint Life Option*         Single & Joint Life Option*
-----------------------------    -----------------------------------
                                     Percentage of Account Value,
             Age                  Income Base or Guaranteed Amount**
-----------------------------    -----------------------------------

         Under age 40                           2.50%
           40 - 54                              3.00%
           55 - 58                              3.50%
           59 - 64                              4.00%
           65 - 69                              4.50%
           70 - 79                              5.00%
             80+                                5.50%

* If joint life option is in effect, the younger of you and your spouse's age applies.

** Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any
   remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the
   Account Value to establish the initial Guaranteed Income Benefit.

                                      F-2